Form 10KSB, Exhibit 13
period 1997-12-31
COMMONWEALTH BIOTECHNOLOGIES INC
filed 1998-03-31
CIK 1042418

The Company
--------------------------------------------------------------------------------

Overview of the Company


The Company was founded in 1992 by four experienced research scientists to provide sophisticated research and development support services on a contract basis to the biotechnology industry. The Company's customers consist of private companies, academic institutions, and government agencies, all of which use biological processes to develop products for health care, agricultural, and other purposes. The Company has developed a strong reputation as a leading provider of biotechnology research and development analytical services.

The Company's revenues are derived principally from providing macromolecular synthetic and analytical services (protein/peptide, and DNA/RNA chemistries) to researchers in the biotechnology industry or those who are engaged in life sciences research in government or academic labs. This arrangement distinguishes the Company from many other biotechnology companies because the Company's revenues are not directly dependent on successfully commercializing a new biotechnology product.

In general terms, the Company serves two types of customers: those who require a discrete set of analyses ("short-term projects"); and, those who contract with the Company on an extended basis for performance of a variety of integrated analytical services ("long-term projects"). More often than not, short-term and long-term project customers send the Company repeat business.


The Company also derives a portion of its revenues from research grants funded by various Federal agencies. These research grants support the bulk of the Company's research efforts on its own proprietary technologies.


      Analytical Support Services


Providing a wide range of services is an important element of the Company's competitive strategy. There are few major competitors which offer integrated DNA/RNA and protein/peptide technologies, and none that offer these technologies combined with sophisticated biophysical techniques, such as calorimetry, spectroscopy, and mass spectral analysis. Thus, the Company can provide "one stop shopping" for biotechnology services.

The services offered by the Company are fully detailed in its promotional brochures and on its Web page. Some of these services include:


Oligonucleotide Synthesis. Nucleotides are the building blocks of DNA and RNA. The Company provides both routine syntheses and custom synthesis chemistries for design of special nucleotide derivatives. Very few commercial companies offer custom RNA synthesis or synthesis of RNA/DNA hybrid molecules, and the Company has been successful in supplying these specialized products to academic and commercial customers. In addition, the Company now produces peptide nucleic acids (PNAs) under a broad license from Perseptive Biosystems, Framingham, MA.


Protein/Peptide Synthesis. Assembly of amino acids into chains creates synthetic peptides. Recently purchased equipment has added to the Company's capacity for peptide synthesis.


DNA Sequencing. Sequencing is essentially the reverse process of synthesis. In a typical experiment, a customer will require 10-20 sequencing reactions. However, a number of customers require thousands of sequencing reactions, for which the Company offers aggressive discounts in pricing.


Peptide/Protein Sequencing. Analysis of the order of amino acids in proteins and enzymes is an important analytical tool. The Company provides N-terminal sequence analysis, and with new instruments to be installed in 1998, the Company will offer automated C-terminal sequence analysis.


Peptide/Protein Compositional Analysis. Analysis of the amino acids that compose a protein or peptide is used to verify purity of synthesized peptides and to determine the make-up of newly discovered proteins or enzymes. Usually, two or three analyses are required for a complete compositional determination.


      Short-term Research Projects.


On average, in 1997, the Company added 16 new customers per month. At the end of 1997, the Company's customer base included over 400 researchers at more than 350 different institutions world-wide. Of its domestic customers, 59% work in private companies, and 41% are located in university or governmental labs. In 1997, the Company added 19 new foreign research institutes in Japan, India, Greece, Columbia, Korea, Norway, Spain, Sweden, and Canada.


Of the Company's domestic customer base, 59% work in private labs, and 41% work in university or government labs


In 1997, the Company averaged 66 new orders per month. The nature of these orders vary widely; some are for relatively straight-forward chemistries which take a minimum amount of time to complete, while other orders are far more complicated procedures which take several weeks to complete.


Number of orders for new work received monthly by the Company in 1997.


Customers come to the Company from many sources. The Company advertises in professional journals, exhibits at trade shows, and has its own Web page from which potential customers may directly download order forms and place an order, if desired. The Company is also cross listed on several biotechnology, biochemistry, and molecular biology search services, so that potential customers may find us using simple key word search terms. Of course, favorable word-of-mouth advertising is key to the Company's success, and has brought many new investigators within a single research based institution. All inquiries to the Company receive immediate and personal attention. Quotations are usually sent back to a potential customer within the day, and certainly within 24 hours. Customers continue to comment favorably on their phone, fax, and e-mail interactions with CBI staff personnel.


      Long-term Research Projects


The Company actively pursues long-term research contracts with government, private, and university research institutes. Some contracts are to perform research services to a customer's list of specifications, while other contracts are to perform basic research into a problem of interest to the customer. The Company is able to attract these customers because of the breadth of technologies that it offers. In 1997, revenues realized from contract research customers totaled $561,007 and in the first quarter of 1998, the Company has already signed research contracts totaling over $300,000.


      Proprietary Research And Development


As a rule, the Company does not retain intellectual property rights on work done for short-term projects, and only rarely retains intellectual property rights for work done on long-term projects. In contrast, the Company is developing its own technologies in its proprietary research and development programs. CBI does not foresee itself as a manufacturer of any products that might result from these research efforts; rather, the goal of these projects is to bring a particular technology to a patentable stage, and then license the technology to another company. If the technology is commercialized, the Company may realize licensing and/or royalty fees.


Presently, the Company's Research and Development activities fall into five general areas.


      Development of heparin antagonists for clinical use. Heparin is a complex, negatively charged, polysaccharide molecule which is used worldwide as an anti-coagulant ("blood thinner"). Virtually every patient who undergoes invasive cardiovascular surgery (bypass, angioplasty, etc.) receives heparin as an anti-coagulant. Unfortunately, humans do not metabolize heparin very well, and in many acute surgical situations, the patient is administered another drug, "protamine," to rid the body of heparin.


      Protamine therapy, however, is fraught with potential complications, including hypotension, platelet lysis, and in some cases, death.


      CBI has developed a protamine replacement (the "Compound"). Initially funded by a $ 100,000 grant from the National Institutes of Health (NIH), CBI is now in the second year of a $500,000 award for this project. The Company has filed patent applications for the Compound, and CBI management is hopeful that these patents will issue in 1998.


      Research work is continuing in 1998 to assess the efficacy and toxicity of the Compound in animal models of cardiovascular surgery. Further, in 1998, the Company hopes to enter licensing discussions with potential corporate partners.


      Stabilization of peptide drugs; a novel application of the Company's lead heparin antagonist Compound. An unexpected finding from the Company's heparin antagonist research program was that the Compound is an effective stabilizing agent for particular human peptide pharmaceuticals. In this respect, the Compound has the potential to effectively replace protamine in these formulations. This would be desirable because patients who receive protamine-stabilized drug formulations are at increased risk of severe allergic response ("anaphylaxis") if they ever receive protamine in conjunction with heparin therapy.


      In 1998, CBI expects to seek patent protection for this use of the Compound as a stabilizing agent.


      Creation of heparin structures with defined biological activities. Heparin is a mixture of molecules which are "pluripotent"; that is, heparin possesses diverse biological activities, including anti-coagulant, anti-platelet, and anti-smooth muscle cell proliferative activities.


      The Company, and its collaborators at the Upstate VA Medical Center, Syracuse, NY, have developed methods to refine heparin into sub-fractions which possess defined bio-activities. If successful, the clinician will have an array of heparins at his disposal for use in particular surgical situations; a purely anti-thrombotic heparin for use in surgeries involving the venous system (for example, phlebitis), an anti-platelet heparin for use in surgeries involving the arterial system (for example, angioplasty or bypass), and a heparin which will be useful to prevent re-occlusion of arteries by smooth muscle cells following surgical intervention ("restenosis").


      Initially funded by a research grant from the NIH, work is continuing on this project under the auspices of a 4-year, $220,000 renewable contract from the Central New York Research Institute. In 1998, CBI will continue its work to identify and characterize defined chemical structures of heparin based on this initial research.


      Development of an immunoassay for equine infectious anemia. All horses are at risk for Equine Infectious Anemia (EIA) and must be tested for the virus. Any animal found positive must be destroyed. Current tests for the presence of the virus are subject to false positive (and false negative) results. False positive results are unacceptable because valuable animals (for instance, race horses), may be euthanized. False negative results are potentially devastating because infected animals could then move freely amongst equine populations.


      Initially funded by a $55,000 grant from the United States Department of Agriculture (the only award of its kind from the USDA for equid related health problems), the Company has developed a novel test which should effectively eliminate false positive and false negative reactions, and at the same time, afford a greater level of testing sensitivity.


      The Company has made application to the USDA for a $250,000 grant to continue this research project. Further, in 1998, CBI will assess its patent position for its test, and hopes to enter into negotiations with a corporate partner interested in commercializing this diagnostic assay.


      Novel approaches to genomic sequence analysis; detection of MDR (Multi-drug resistant) M. tuberculosis. The goal of this project is to develop a test for the rapid detection of multi-drug resistant Myobacterium tuberculosis from clinical samples. Studies have shown that mutations in particular genes of the bacterium result in drug resistance, and therefore, to accurately determine the precise nature of the infectious organism, it is necessary to know the sequence of the genes. Under the auspices of a $ 100,000 grant from the NIH, the Company is developing a direct genomic DNA sequencing technology for application to such diagnostic and prognostic infectious disease problems.


In addition to these research programs, the Company is a named co-inventor on US Patent #5,700,444, "Chemotactic Peptide Pharmaceutical Applications," issued to RhoMed Inc., Albuquerque, NM. This patent describes the synthesis and use of peptides which bind and carry medically useful metal ions to sites of infection and inflammation. The compounds are intended for radiological detection and imaging of deep seated abscesses which will allow the physician to administer the appropriate antibiotic.


The peptide structures protected under this patent were designed with intellectual input from the Company's scientists, and the compounds themselves were prepared at the Company. The Company assigned its ownership rights to the invention to RhoMed Inc., in return for a continuing royalty against future worldwide sales of a diagnostic kit which incorporates these peptides, should such a kit ever be commercialized.


Each of these technologies is at an early stage of development and commercialization will require additional research. Therefore, the Company cannot determine at this time whether any of these technologies will prove commercially viable.


      Growth Strategy


The Company intends to focus its expansion efforts on the maintenance and expansion of long term relationships with customers in the biotechnology industry as well as establishing new customer relationships. The Company will seek to identify trends that impact its customers and develop new products and services to meet the changing needs of its customers. In 1998, the Company will embark on:


o Expansion of its Instrumentation Capacity. The Company believes there is significant demand for additional services of the type the Company currently offers, but is unable to meet this demand because of limitations in its instrumentation inventory and constraints of its current facilities. In securing a significantly larger laboratory facility and additional research equipment, the Company will have the capacity to generate substantially greater revenues from its core services and to improve profit margins through more efficient operations.



o Expansion of its Marketing Capabilities. The Company has expanded its customer base primarily through placement of print ads in several periodicals and industry sourcebooks, by attendance at a limited number of trade shows, seminars, and meetings, through its own World Wide Web Home Page, and by word-of-mouth recommendations. While the Company will continue to utilize these strategies to attract customers, in 1998, the Company will also be expanding its sales and marketing capabilities in three areas.


      First, the Company is currently recruiting sales representatives to cover the three major biotechnology areas of the United States: the Boston/New York/New Jersey area, the San Diego area, and the San Francisco Bay area. It is anticipated that two full-time sales representatives will be trained and in the field by the second quarter of 1998. These individuals will be primarily targeting pharmaceutical and biotechnology companies and government agencies.


      Second, the Company has engaged Advantage Consulting, Inc., of Annandale, VA, to facilitate its ability to successfully compete for contracts with the U.S. Department of Defense and the Department of Justice, both of which have an interest in DNA technologies.


      Finally, the Company plans to engage an advertising and marketing firm to advise the Company on new strategies and tools to enhance both the Company's visibility, and its ability to identify and reach new customers. The Company is currently interviewing several firms and expects to make a decision early in 1998.


o Regulatory Compliance. By enhancing its facilities and expertise, the Company believes it will be able to satisfy regulatory requirements for performance of its analytical services. For example, the Company performs only limited laboratory work under Good Laboratory Practices (GLP) conditions; in 1998, the Company expects to come into compliance with GLP and Clinical Laboratory Improvement Act (CLIA) guidelines for all its technologies.


o Expansion into New Service Technologies. The Company continues to critically examine new technologies with a view towards expanding its customer base and sources of revenue. Hence, in 1998, the Company will increase its capacity or improve its service offerings in the following areas:


      DNA sequence analysis. The Company has positioned itself to be at the forefront in the development and application of new genome based technologies. We have expanded our contract DNA sequencing services and offer sophisticated sequence data analysis. We will continue to expand these services in 1998 through the acquisition of additional sequencing instrumentation and through the development of a Bioinformatics Group.


      Genome Sequencing. We are developing comprehensive genome sequencing capabilities in parallel with the development of the Company's Bioinformatics Group. We are already sequencing human microbial pathogens.


      Genetic Analysis. CBI has established a Genetic Testing Group and is evaluating several likely applications, including screening for mutations in several genes associated with human hereditary diseases, and for genes in which mutations confer an increased probability for the development of specific cancers during the lifetime of the individual.


      Identity Testing by Genetic Analysis. Many states have mandated that people passing through the criminal justice system be sampled and that their genetic fingerprints be determined. However, most state laboratories lack the facilities and people necessary to perform these assays. The Company is positioned to provide these services and is establishing a DNA Reference Laboratory containing all the necessary work areas required to provide these services. The Company expects to become accredited for performance of this service in early 1998.


      Centralized Computer Facilities. The Company will acquire and maintain a more centralized server for databasing and analysis and to develop a more sophisticated company-wide intranet. We are also evaluating powerful software packages to permit more efficient data handling, storage, backup, and analysis.


      DNA/RNA/PNA Synthesis. CBI now offers PNA synthesis and has developed a steady customer base for RNA synthesis. Currently, CBI is one of the few companies successfully offering RNA synthesis.


      Bioorganic Mimetic Chemistry. Incorporation of organic "mimetic" structures into drugs often leads to enhanced stability and oral availability of the drug. CBI now offers synthesis of these mimetic structures, and expects demand to increase for this service.


      Expanded mass spectroscopy services and Carbohydrate Analytical Services. The Company is studying whether to establish a full-service mass spectral facility in its new laboratories and whether sufficient demand exists for initiating detailed carbohydrate analytical services.

Stockholder Matters
--------------------------------------------------------------------------------

Market for Common Equity


The Company completed its initial public offering on October 28, 1997 at a price per share of $ 6.00. Since that time, the Common Stock has traded on the Nasdaq Smallcap Market ("Nasdaq"). The following table sets forth the range of high and low sales price per share of Common Stock for the period following the completion of the Company's initial public offering.

                                High          Low
                                Stock        Stock
Period                          Price        Price
--------------------------   ----------   ----------
Fourth Quarter (beginning
   October 28, 1997)         $ 9.00       $ 6.00

On March 6, 1998, the last reported sales price for a share of the Company's Common Stock on Nasdaq was $7 5/8. As of March 6, 1998, there were 81 holders of record of the Company's Common stock and approximately 892 beneficial holders.

The Company has not paid any cash dividends on its Common Stock. The Company intends to retain its earnings to finance the growth and development of its business and does not expect to declare or pay dividends in the foreseeable future. The declaration of dividends is within the discretion of the Company. However, the Company's ability to pay dividends may be constrained by certain provisions of its industrial revenue bond financing.


Prior to its initial public offering, the Company made distributions as an S corporation from undistributed earnings to its stockholders, including amounts to fund the payments of their individual tax liabilities attributable to their allocation of the Company's income. Such distributions totaled $79,533 and $96,851 in 1996 and 1997, respectively.

     Selected Financial Data

Set forth below is selected financial data with respect to the Company for the years ended December 31, 1996 (as an S Corporation) and December 31, 1997, which has been derived from the audited financial statements of the Company. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operation."


                                                                              For the years Ended
                                                                     December 31, 1997     December 31, 1996
                                                                    -------------------   ------------------
Statement of Operations:
Revenues:                                                           $  1,761,308          $ 989,925
Net Income (loss)                                                   $ <1,168,821>         $ 110,088
Earnings per common and common equivalent share.                    $      <3.55>         $    1.54
Weighted average common shares outstanding                               329,480             71,273
Net income (loss) before income tax expenses                        $ <1,168,821>         $ 110,088
Income tax expense                                                            --          $  49,651
Proforma net income (loss)(1)                                       $ <1,168,821>         $  60,437
Proforma earnings (loss) per common and common equivalent share     $      <0.72>         $    0.12
Proforma Weighted average common and common equivalent shares
 outstanding(2)                                                        1,620,514            506,273
Balance Sheet Data:
Total Current Assets                                                $  6,489,965          $ 377,874
Total Assets                                                        $  7,931,606          $ 634,193
Total Liabilities                                                   $    624,250          $ 471,924
Total Stockholders equity                                           $  7,307,356          $ 162,269

(1) The above financial data gives retroactive effect to conversion from S Corporation to C Corporation status for federal income tax purposes.
(2) The above financial data gives retroactive effect to the 93.78-for-one stock split effective June 24, 1997, to shares relating to the issuance of the Conversion Shares, and to the anti-diluitive effect of the Management Warrants converted using the Treasury Stock method.

      Changes in and Disagreements with Accountants


Goodman and Company, LLP ("Goodman") served as the Company's independent pubic accountants for the fiscal years ended December 31, 1995, December 31, 1996 and December 31, 1997. For various business reasons, the Audit Committee of the Company's Board of Directors (the "Audit Committee") recommended the dismissal of Goodman to the Company's Board of Directors, and on February 23, 1998, the Company officially terminated its business relationship with Goodman. Goodman's reports on the Company's financial statements for each of the last two fiscal years did not contain an adverse opinion or disclaimer of opinion. Similarly, Goodman did not modify either such report as to uncertainty, audit scope, or accounting principles. There were no disagreements between the Company and Goodman regarding any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Upon the recommendation of the Audit Committee of the Company's Board of Directors, the Board of Directors of the Company appointed on February 23, 1998, subject to approval of the Company's shareholders, the firm of McGladrey and Pullen, LLP, as independent public accountants to audit the Company's consolidated financial statements for the fiscal year ended December 31, 1998.


      Management's Discussion and Analysis of Financial Condition and Results of Operations


The following should be read in conjunction with "Selected Financial Data" and the Company's Audited Financial Statements and Notes thereto included herein.


Overview

The Company's revenues are derived principally from providing protein/peptide and DNA/RNA chemistries and related analytical services to researchers in the biotechnology industry. The biotechnology industry has experienced rapid growth in recent years based on the development of innovative technologies. The development process requires sophisticated laboratory techniques. Many participants in the industry do not have the facilities or personnel necessary to perform these techniques, and contract it out to the Company and other organizations. Since commencing operations in 1992, the Company has experienced significant growth in revenues as the Company's reputation in the industry has grown.


In general terms, the Company serves two types of customers: those who require a discrete set of services ("short-term projects"), and those who contract with the Company on an extended basis for performance of a variety of integrated services ("long-term projects"). More often than not, short-term and long-term project customers send the Company repeat business.


For the purpose of consistency between the financial reports of the Company's operations as reported in the Prospectus for the Company's IPO, the 10-QSB filing for the third quarter 1997, for the 10-KSB filing for 1997, and for this Annual Report to Shareholders, the term "Laboratory Services" is used to describe revenue and expenses associated with short-term projects, and the term "Contract Services" is used to describe revenue and expenses associated with long-term projects. As the Company goes forward, the terms Laboratory Services and Contract Services will be replaced with short-term and long-term project revenues and expenses, respectively.


The Company also derives a portion of its revenues from research grants funded by various Federal agencies. These research grants support the bulk of the Company's research efforts on its own proprietary technologies.


                          Year Ended December 31, 1997
                            versus December 31,1996


Revenues

Gross revenues increased by $771,382 or 77.9%, from $989,925 during the fiscal year ended December 31, 1996 ("1996" to $1,761,308 during the fiscal year ended December 31, 1997 ("1997").


Revenues realized from laboratory services increased $371,224 or 76.9% from $482,586 in 1996 to $853,810 in 1997, with the DNA sequence analysis service showing the largest percentage revenue increase, in the amount of $220,599 or 144.9% from $152,256 in 1996 to $372,855 in 1997. Revenues attributable to peptide synthesis increased by $74,572 or 119.1%, from $62,638 in 1996 to $137,210 in 1997.


Revenue realized from various contract research projects increased by $234,232 or 71.7%, from $326,776 in 1996 to $561,007 in 1997. This increase was due primarily to funds received in early 1997 from one major private industry customer.


In addition, the Company experienced an increase in revenue realized from government grants in the amount of $165,928 or 91.9% from $180,563 in 1996 to $346,491 in 1997. These grants were provided by the National Institutes of Health and the United States Department of Agriculture, under the auspices of two different Small Business Technology Transfer Research Grants and a Small Business Innovative Research award. The government grants are expense reimbursement grants which provide for reimbursement of the Company's direct costs incurred, plus indirect costs as a percentage of direct costs. The Company generally receives grant payments semi-monthly, with the amount of each payment being determined by the amount of the costs incurred in the immediately preceding two week period.


Management believes that this increase in revenue is primarily attributable to an expanded customer base and to larger orders from individual customers, both of which result from the Company's enhanced reputation in the industry, and to more effective advertising activities.


The Company experiences quarterly fluctuations in revenues which arise primarily from variations in research contracts. Revenue fluctuations also result from the dynamic nature of the Company's laboratory services. Engagement for subsequent projects is highly dependent upon the customer's satisfaction with the services previously provided, and upon factors beyond the Company's control, such as the timing of product development and commercialization programs of the Company's customers. The Company is unable to predict for more than a few months in advance the volume and dollar amount of future projects in any given period. The combined impact of commencement and termination of research contracts from several large customers and unpredictable fluctuations in revenue for laboratory services can result in very large fluctuations in financial performance from quarter to quarter.


The biotechnology industry is currently progressing through a consolidation stage wherein some potential customers are cutting back on research and development, while others are trying to perform their own research services in-house. In either situation, there is a reduced dependence on the Company to perform its services for customers. If this trend continues, the Company expects that it may derive a larger portion of its revenues from laboratory services. Thus, the Company may experience a pronounced shift from contract research to laboratory services, which may result in a less predictable revenue stream.


Performance of contract research for five customers was completed in 1997. Two of these customers have initiated a new contract research projects with the Company, and in addition, the Company has signed three additional research contracts which began in January, 1998. The Company has bids for several contracts pending, an award of any of which would have a significant impact on revenues.


Expenses

Cost of services consists primarily of labor and laboratory supplies. Cost of services increased by $556,510 or 234.1% from $237,726 in 1996 to $794,236 in
1997. The cost of services as a percentage of revenue was 24.0% and 45.1% in 1996 and 1997, respectively. These increased costs are directly attributable to hiring new personnel, to acquisition of reagents, chemicals, materials and so forth necessary to implement the Company's growth strategy. Labor costs increased by $234,291 or 223.8% from $104,703 in 1996 to $338,994 in 1997. The cost of reagents increased by $131,338 or 307.6% from $42,700 in 1996 to $174,038 in 1997. The cost of miscellaneous materials increased by $142,236 or 500.8% from $28,404 in 1996 to $170,641 in 1997. The cost of services is subject to fluctuation and can cause results of operations to fluctuate from quarter to quarter, particularly if the Company purchases supplies but does not record the revenue from the performance of services until a subsequent quarter.



Sales, general and administrative expenses consist primarily of compensation and related costs for administrative personnel, depreciation and amortization, professional fees and advertising. Sales, general and administrative expenses increased by $973,186 or 300.5% from $323,820 in 1996 to $1,297,005 in 1997.
Sales, general and administrative expenses as a percentage of revenue were 32.7% in 1996 and 73.6% in 1997. Compensation and benefit expenses increased by $507,739 or 449.4% from $112,983 in 1996 to $620,722 in 1997. This was due in large part to the full-time employment of the four founders of the Company and to payment of bonuses to the executive officers totaling $150,000. Also included in compensation and benefit expenses is a $60,000 bonus paid to a former officer of the Company. Rent payments increased by $60,850 or 733.9% from $8,291 in 1996 to $69,641 in 1997. Professional fees increased by $62,025 or 145.8% from $42,544 in 1996 to $104,569 in 1997. This increase was primarily due to the Company's need for additional outside business and scientific consulting expertise. Depreciation increased by $104,262 or 200.8% from $51,936 in 1996 to $156,198 in 1997. Increased depreciation was attributable to the purchase of additional equipment in the latter part of 1997.


Expenditures for government grant related research and development activities increased by $138,911 or 118.2% from $117,544 in 1996 to $256,455 in 1997.
Expenditures to perform research and development for establishing fundamental technologies in the Company, or expended in performance of grant related research activities supplemented by the Company increased by $149,683 or 550.2% from $27,203 in 1996 to $176,886 in 1997. Expenditures for research and development performed on behalf of contract research customers decreased by 13.6% or $22,219 from $163,737 in 1996 to $141,518 in 1997. Research and development activities performed by third parties at the behest of the Company amounted to $56,750 in 1997, and were zero in 1996. Total research and development costs as a percentage of revenue were 31.2% in 1996 and 32.6% in 1997.


Other Income and Expenses

The Company realized interest income in 1997 of $91,997; there was essentially no interest income in 1996. The increase in interest income was primarily due from investing the funds from the Private Placement (as described below) and the Company's initial public offering.


Interest paid by the Company in 1997 included (1) interest paid to financial institutions on loans made to the Company; (2) interest expenses associated incurred as a consequence of completion of the Private Placement in June, 1997; and (3) interest expenses for amortization of loan costs also incurred as a consequence of the completion of the Private Placement.


Interest paid to financial institutions on loans made to the Company increased by $16,968 or 167.9% from $10,101 in 1996 to $27,069 in 1997. The Company experienced an increase in interest expenses associated with the Private Placement of $204,039 in 1997, and an increase in amortization of loan costs associated with the Private Placement of $124,918.


Liquidity and Capital Resources

On June 24,1997, the Company declared a 93.78-for-1 stock split. On June 25, 1997, the Company sold in a private placement of securities ("Private Placement"), 60 convertible subordinated notes with a principal amount of $50,000 per note. Each note had an interest rate of 20% and was payable upon the conversion of the note into shares of the Company's common stock. Interest, in the form of additional shares of common stock, was paid through the date of the conversion. Each note automatically converted into 8,333.33 shares (exclusive of interest) of the Company's common stock at the closing of the Company's initial public offering ("IPO") on October 28, 1997. The net proceeds of the Private Placement were $2,629,269.


On October 28, 1997, the Company completed its IPO of 1,015,000 shares of common stock at a price of $6.00 per share. The Company's net proceeds from the IPO were $5,417,578.


Operating cash flow for 1996 and 1997 was $409,136 and <$711,615>, respectively. Net working capital as of December 31, 1996 and 1997 was $91,637 and $5,865,715, respectively. Increases in cash and net working capital in 1997 were due to the private placement and initial public offerings. During the first quarter of 1997, the Company received the proceeds of a term loan from a financial institution in the amount of $102,800. The Company also financed the purchase of a vehicle under a term loan in the amount of $23,682. In addition, the Company received the proceeds of a demand loan from a financial institution in the amount of $42,000. During October 1997, the Company consolidated its demand and term notes into a single term loan, payable on demand.


For 1997, the Company made capital expenditures on new scientific instrumentation, including computers, amounting to $1,348,399, compared to expenditures of $194,798 in 1996. As part of it's growth strategy, the Company expects to incur approximately $3,100,000 of capital expenditures, consisting of approximately $2,100,000 for laboratory equipment and approximately $1,000,000 for fitting up of it's new facility. The Company expects to incur these expenditures during the next eighteen months. In the meantime, available funds are invested in interest bearing accounts at a commercial bank.


In 1997, the Company, as an S Corporation, made distributions to its shareholders which totaled an aggregate of $96,851 in 1997 and $79,533 in 1996. In June 1997, the Company altered its taxable status to that of a corporation governed by Subchapter C of the Internal revenue Code of 1986, as amended.


                          Year Ended December 31, 1996
                           versus December 31, 1995


Revenues

Gross revenue increased $620,624, or 168.0%, from $369,301 for the fiscal year ended December 31, 1995 ("1995") to $989,925 for the fiscal year ended December 31, 1996. This increase in revenue was attributable to an increase in new customer accounts, which contributed $453,502, or 73%, of the increase, and to larger orders with existing customers, which contributed $167,122, or 27%, of the increase, for all types of services provided by the Company in 1996, except for peptide synthesis which experienced a nominal decrease of $6,380, or 1.7% of total 1995 revenue. This decrease was more than offset by an increase in revenues from DNA sequencing services in the amount of $109,298, or 254.4%, from $42,958 in 1995 to $152,256 in 1996. The beneficial increase in revenue for 1996 was achieved with minimal advertising and marketing effort.


Revenue earned from government grants also increased approximately threefold from $109,820 in 1995 to $185,564 in 1996. All of the aforementioned grant revenue was used to fund research on the Company's proprietary technologies.


Management asserts that increases in revenues were attributable to the Company's enhanced reputation in the industry and to more effective advertising activities. These activities included the introduction of a tiered pricing structure with services billed at lower rates and initial price concessions made as a component of the Company's aggressive entry into the government and academic sectors.


Expenses

Cost of services consists primarily of labor and laboratory supplies. Cost of services increased 197.3% from $79,948 to $237,726 for the years ended December 31, 1995 and 1996, respectively. This increase was consistent with the increased growth experienced in revenue. Cost of services as a percentage of revenue was 21.6% and 24.0% in 1995 and 1996, respectively.


Sales, general and administrative expenses consist primarily of compensation and related costs, depreciation and amortization, professional fees and advertising. Sales, general and administrative expenses increased from $220,891 to $323,820, or 46.6%, in 1995 and 1996, respectively. Sales, general and administrative expenses as a percentage of revenue were 59.8% and 32.7% in 1995 and 1996, respectively. The decrease in the percentage relationship of sales, general and administrative expenses to revenue was primarily attributable to cost containment measures and economies of scale realized with the growth in revenues.


Research and development costs in 1995 were primarily related to developing and improving protocols for the automated sequencing group. Research and development costs in 1996 were related to the development of new and expanded services. Research and development costs were $69,861 and $308,484, or 18.9% and 31.2% of revenue, in 1995 and 1996, respectively. The increase of $238,623 in 1996 research and development costs represented an increase of 341.6% over the amount reported for 1995. Most of these costs, however, were funded by grant awards from government sources.


Year 2000 Project

The year 2000 presents problems for businesses that are dependent on computer hardware and software to perform date dependent calculations and logic comparisons. A great deal of software and microchip technology was developed utilizing two digit years rather than four digit years (example: 97 instead of 1997). Technology utilizing two digit years will most likely not be able to distinguish the year 2000 from 1900, and therefore may shut down or perform miscalculations and comparisons as much as 100 years off.


Management is fully aware this presents a potential business disruption, and has begun a program of due diligence in addressing the impact of the Year 2000 on the Company and its operations. Once identified, areas of exposure will be prioritized as to severity and time to cure, with a plan developed to make the Company Year 2000 compliant. Management anticipates the Company will be year 2000 compliant.


Forward-Looking Statements

Management has included herein certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. Such statements are, by their nature, subject to certain risks and uncertainties. Among the factors that could cause actual results to differ materially from those projected are the following: business conditions and the general economy; the federal, state, and local regulatory environment; availability of tax exempt bond financing with favorable terms and conditions; lack of demand for the Company's services; the ability of the Company's customers to perform services similar to those offered by the Company "in-house"; and potential cost containment by the Company's customers resulting in fewer research and development projects. Other risks, uncertainties, and factors that could cause actual results to differ materially from those projected are detailed form time to time in reports filed by the Company with the securities and exchange commission, including Forms 8-K, 10-QSB, and 10-KSB.

INDEX
--------------------------------------------------------------------------------

Financial Statements                                                                        Page
Report of Independent Auditors                                                               16
Balance Sheets as of December 31, 1997 and 1996                                              17
Statements of Operations for the Years Ended December 31, 1997 and 1996                      18
Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1997 and      19
  1996
Statements of Cash Flows for the Years Ended December 31, 1997 and 1996                      20
Notes to Financial Statements                                                              21-27

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------
Board of Directors and Stockholders

Commonwealth Biotechnologies, Inc.


We have audited the accompanying balance sheets of Commonwealth
Biotechnologies, Inc. (the Company) as of December 31, 1997 and 1996, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Biotechnologies, Inc. at December 31, 1997 and 1996, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.



                           GOODMAN AND COMPANY, LLP


7301 Forest Avenue
Richmond, Virginia
February 9, 1998

COMMONWEALTH BIOTECHNOLOGIES, INC.
BALANCE SHEETS
--------------------------------------------------------------------------------

                        December 31,                               1997            1996
-----------------------------------------------------------   --------------   ------------
                            ASSETS
Current assets
 Cash and cash equivalents                                     $  6,273,765     $ 260,357
 Accounts receivable                                                153,090       116,437
 Interest receivable                                                    137             0
 Prepaid expenses                                                    56,174         1,080
 Inventory                                                            6,799             0
-----------------------------------------------------------    ------------     ---------
   Total current assets                                           6,489,965       377,874
-----------------------------------------------------------    ------------     ---------
Property and equipment, net                                       1,435,812       243,611
-----------------------------------------------------------    ------------     ---------
Other assets
 Organization costs, net                                                829         3,183
 Deposits                                                             5,000         9,525
-----------------------------------------------------------    ------------     ---------
   Total other assets                                                 5,829        12,708
===========================================================    ============     =========
                                                               $  7,931,606     $ 634,193
-----------------------------------------------------------    ------------     ---------
             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
 Accounts payable                                              $    279,570     $  48,944
 Current portion of long-term debt                                   30,000        37,293
 Demand note                                                        314,680             0
 Deferred revenue                                                         0       200,000
-----------------------------------------------------------    ------------     ---------
   Total current liabilities                                        624,250       286,237
-----------------------------------------------------------    ------------     ---------
 Long-term debt                                                           0       185,687
-----------------------------------------------------------    ------------     ---------
   Total liabilities                                                624,250       471,924
-----------------------------------------------------------    ------------     ---------
Stockholders' equity
 Common stock, no par value, 10,000,000 shares authorized,
   1,620,514 and 71,273 shares issued and outstanding,
   respectively, at December 31, 1997 and 1996                          760           760
 Additional paid in capital                                       8,761,704       134,662
 Retained earnings (deficit)                                     (1,455,108)       26,847
-----------------------------------------------------------    ------------     ---------
   Total stockholders' equity                                     7,307,356       162,269
-----------------------------------------------------------    ------------     ---------
                                                               $  7,931,606     $ 634,193

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH BIOTECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

      For the Years Ended December 31,                1997             1996
--------------------------------------------   -----------------   ------------
Revenue
 Laboratory services                             $     853,810      $ 482,586
 Contract research                                     561,007        326,776
 Government grants                                     346,491        180,563
--------------------------------------------     -------------      ---------
   Total revenue                                     1,761,308        989,925
--------------------------------------------     -------------      ---------
Costs and expenses
 Cost of services                                      794,236        237,726
 Sales, general and administrative                   1,297,005        323,820
 Research and development                              574,859        308,484
   Total cost and expenses                           2,666,100        870,030
--------------------------------------------     -------------      ---------
Operating income (expense)                            (904,792)       119,895
Other income (expense)
 Loan fees                                            (124,918)             0
 Interest expense                                     (231,108)       (10,102)
 Interest income                                        91,997            295
--------------------------------------------     -------------      ---------
   Total other income (expense)                       (264,029)        (9,807)
--------------------------------------------     -------------      ---------
Net income (loss)                                $  (1,168,821)     $ 110,088
============================================     =============      =========
Earnings (loss) per common share                 $       (3.55)     $    1.54
============================================     =============      =========
Weighted average common shares outstanding             329,480         71,273

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH BIOTECHNOLOGIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                      Number               Additional        Retained
                                                    of Shares    Common      Paid-In         Earnings
                                                   Outstanding    Stock      Capital        (Deficit)          Total
                                                  ------------- -------- -------------- ----------------- ---------------
Balance at January 1, 1996                             71,273      760         65,604            (3,708)         62,656
Net income                                                  0        0              0           110,088         110,088
Contributed services                                        0        0         69,058                 0          69,058
Distributions                                               0        0              0           (79,533)        (79,533)
-----                                                  ------      ---         ------           -------         -------
Balance at December 31, 1996                           71,273      760        134,662            26,847         162,269
Contributed services for the six months ended
 June 30, 1997                                              0        0         36,346            36,346
Distribution to shareholders through June 30,
 1997                                                       0        0              0           (96,851)        (96,851)
Effects of conversion to C Corporation                      0        0        216,283          (216,283)              0
Purchase of warrants by founding shareholders               0        0            100                 0             100
Conversion of convertible subordinated notes
 to common stock at a conversion price of
 $6.00 share, net of unamortized costs                500,000        0      2,751,187                 0       2,751,187
Effects of initial public offering (IPO) of
 1,015,000 shares of common stock at $6.00
 per share, net of costs                            1,015,000        0      5,417,578                 0       5,417,578
Effect of interest expense on convertible notes
 paid in common stock at $6.00 per share               34,241        0        205,446                 0         205,446
Purchase of warrants by underwriters of IPO               102        0            102
Net loss for the year ended December 31,
 1997                                                       0        0              0        (1,168,821)     (1,168,821)
-----                                               ---------      ---      ---------        ----------      ----------
Balance at December 31, 1997                        1,620,514    $ 760    $ 8,761,704     $  (1,455,108)   $  7,307,356
========================================================================================================================

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH BIOTECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                     Years Ended December 31,                               1997             1996
------------------------------------------------------------------   -----------------   ------------
Cash flows from operating activities
 Net income (loss)                                                     $  (1,168,821)     $  110,088
------------------------------------------------------------------     -------------      ----------
 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                             283,471          54,382
   Issuance of common stock for interest on convertible notes                205,446               0
   Contributed services                                                       36,346          69,058
   Changes in:
    Accounts receivable                                                      (36,653)        (37,422)
    Interest receivable                                                         (137)              0
    Prepaid expenses                                                         (55,094)         (1,080)
    Inventory                                                                 (6,799)              0
    Accounts payable                                                         230,626          15,940
    Deferred revenue                                                        (200,000)        198,170
------------------------------------------------------------------     -------------      ----------
      Total adjustments                                                      457,206         299,048
------------------------------------------------------------------     -------------      ----------
      Net cash provided by (used in)
        operating activities                                                (711,615)        409,136
------------------------------------------------------------------     -------------      ----------
Cash flows from investing activities
 Purchases of property and equipment                                      (1,348,400)       (194,798)
 Deposits                                                                      4,525          (9,125)
------------------------------------------------------------------     -------------      ----------
   Net cash used in investing activities                                  (1,343,875)       (203,923)
------------------------------------------------------------------     -------------      ----------
Cash flows from financing activities
 Proceeds from issuance of long-term debt                                    488,161         231,000
 Principal payments on long-term debt                                       (366,461)        (33,578)
 Principal payments on capital lease obligations                                   0         (63,860)
 Shareholder distributions                                                   (96,851)        (79,533)
 Proceeds from IPO of common stock, net of costs                           5,417,578               0
 Purchase of warrants by founding shareholders                                   100               0
 Purchase of warrants by underwriter                                             102               0
 Proceeds from issuance of convertible subordinated notes, net of
   deferred loan costs                                                     2,626,269               0
------------------------------------------------------------------     -------------      ----------
   Net cash provided by financing activities                               8,068,898          54,029
------------------------------------------------------------------     -------------      ----------
Net increase in cash and cash equivalents                                  6,013,408         259,242
Cash and cash equivalents, beginning of year                                 260,357           1,115
------------------------------------------------------------------     -------------      ----------
Cash and cash equivalents, end of year                                 $   6,273,765      $  260,357
==================================================================     =============      ==========
Supplemental disclosure of cash flow information
 Cash paid during the year for interest                                $      27,069      $   10,102
====================================================================================================

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH BIOTECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

NOTE 1 -- ORGANIZATION


Commonwealth Biotechnologies, Inc., (the "Company"), was formed on September 30, 1992 as a Virginia Subchapter S Corporation, for the purpose of providing specialized analytical laboratory services for the life scientist. The Company provides basic research services in the general areas of protein/peptide and DNA/RNA chemistries. Such services include synthesis, sequence analysis, composition analysis, protein purification and biophysical characterization of biologically relevant materials. The Company also pursues its own research and development leading to intellectual properties. In June 1997, the company altered its taxable status to a corporation governed by Subchapter C of the Internal Revenue Code.


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Revenue Recognition


The Company recognizes revenue and related profit upon the completion of laboratory service projects, or upon the delivery and acceptance of biologically relevant materials that have been synthesized in accordance with project terms. Laboratory service projects are generally administered under fee-for-service contracts or purchase orders. Any revenues from research and development arrangements, including corporate contracts and research grants, are recognized pursuant to the terms of the related agreements as work is performed, or as scientific milestones, if any, are achieved. Amounts received in advance of services to be performed, or acceptance of milestones, are recorded as deferred revenue.


      Cash and Cash Equivalents


The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.


      Property and Equipment


Property and equipment are recorded at cost. Depreciation and amortization expense is recorded over the estimated useful lives of the assets. The straight-line method is used by the Company in providing depreciation and amortization for financial reporting purposes. The cost of repairs and maintenance is expensed as incurred. The estimated useful lives of assets are as follows:

Laboratory and computer               30 months to 5 years
   equipment
Furniture and fixtures and office     7 years
   equipment
Automobile                            5 years

      Other Assets


Other assets consist of the organizational costs associated with the formation of the Company and are amortized over five years.


      Inventory


Inventory is stated at the lower of cost (first-in, first-out method), or market.


      Income Taxes


The Company elected Subchapter S Corporation status effective January 1, 1993. Accordingly, the taxable income of the Company has been "passed-through" to its shareholders, and they have been subject to the tax on any income earned by the Company.


As more fully described in Note 13, the Company organized a private placement offering of convertible subordinated notes, which caused the income tax status of the Company to change. Management believes that the Company is no longer eligible for S Corporation status effective June 25, 1997. Therefore, at June 25, 1997, the undistributed earnings were treated as a constructive distribution to the original shareholders and as a contribution to additional paid-in capital. As a C Corporation, the Company will be responsible for income taxes payable resulting from earnings subsequent to June 25, 1997. Additionally, under the provisions of Financial Accounting Standards Board ("FASB") Statement No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are computed based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.


At December 31, 1997, the Company's deferred taxes consist of differences attributable to the cash basis of accounting and accelerated methods of depreciation used for income tax purposes. The Company also has loss carryforwards for tax return purposes.


      Research & Development


Costs incurred in connection with research and development activities are expensed as incurred. These consist of direct and indirect costs associated with specific research and development projects.


      Advertising Costs


The Company expenses all advertising costs as incurred. Total advertising expense for the years ended December 31, 1997 and 1996 was $61,248 and $25,008, respectively.


      Earnings (Loss) Per Common Share


The Company adopted FASB Statement No. 128, Earnings Per Share, on December 31, 1997. This statement establishes standards for computing and presenting earnings per share (EPS). This statement supersedes standards previously set in APB Opinion No. 15, Earnings Per Share. The statement requires dual presentation of basic and diluted EPS on the face of the income statement, and it requires a reconciliation of the numerator and denominator of the basic EPS with the numerator and denominator of the basic EPS with the numerator and denominator of the diluted EPS computation.


Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

In computing diluted EPS, only potential common shares that are dilutive -- those that reduce earnings per share -- are included. The exercise of options and warrants or conversion of convertible securities is not assumed if the result would be antidilutive, such as when a loss from continuing operations is reported. Consequently, the effect of options, warrants and convertible notes is not considered in computing diluted EPS and, therefore, basic and diluted EPS are the same.


      Credit Risk


The Company provides laboratory services primarily to researchers in North America (United States, Canada). Other major clients are located in South America (Brazil, Colombia), in the far east (Japan, Korea), and in Europe (Norway, Sweden, Germany, Italy, France, Greece). For projects exceeding $5,000, the Company mitigates its credit risk by requiring a deposit of 50% of total anticipated billings. The Company performs ongoing credit evaluations of its customers and generally does not require additional collateral on its laboratory services. However, the Company provides a charge to bad debts when, in the opinion of management, such balances are not deemed to be collectible.


The Company invests its excess cash in high quality commercial paper, U.S. Government Agency discount notes and certificates of deposits which are administered by an institutional investment firm. Their balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation (SIPC). The institutional firm has private insurance in addition to the SIPC, which provides additional protection to the Company. In addition, excess bank account balances are invested in overnight deposits managed by a financial institution. At times these deposits may exceed the federally insured limits of the financial institution.


      Estimates


The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 -- PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:


                                      1997            1996
                                 --------------   ------------
Laboratory and computer
   equipment                      $ 1,662,346     $ 359,476
Furniture and fixtures                  3,754         1,925
Office equipment                       30,971        11,908
Automobile                             24,637            --
Leasehold improvements                  5,075         5,075
------------------------------    -----------     ---------
                                    1,726,783       378,384
Less accumulated depreciation
   and amortization                  (290,971)     (134,773)
------------------------------    -----------     ---------
Property and equipment, net       $ 1,435,812     $ 243,611

Depreciation expense for the years ended December 31, 1997 and 1996, amounted to $156,198 and $51,936, respectively.


NOTE 4 -- DEMAND NOTE

On November 4, 1997, the Company consolidated it's debt through a demand note payable with Crestar Bank in the amount of approximately $320,000, which bears interest payable at the bank's prime rate plus 1%. The note is collateralized by a security interest in the Company's accounts receivable, chattel paper, equipment and intangibles. As of December 31, 1997, the balance due was $314,680.

NOTE 5 -- LONG-TERM DEBT

Long-term debt at December 31, 1997 and 1996, consists of:


                                                  1997            1996
                                              ------------   -------------
Term note payable at an interest rate
   of 8.75% to Crestar Bank,
   collateralized by a security interest
   in the Company's accounts
   receivable, chattel paper,
   equipment and intangibles, and
   due in equal monthly payments of
   principal and interest of $4,150
   through October 2001. This noted
   was incorporated in the
   consolidation financing noted
   above.                                     $    --         $  19,298
Enterprise Zone incentive loan
   payable to the City of Richmond,
   collateralized by equipment and
   due in ten annual installments of
   $3,000 plus interest at 3%
   beginning in September 1997.
   Enterprise Zone incentive loans
   provide for an alternative means of
   repayment in lieu of cash. Each
   year, any increase over 1996 in real
   estate, machinery and tools, and
   business licenses taxes will directly
   curtail, on a dollar for dollar basis,
   the interest and then principal
   payments on the loan.                       30,000            30,000
-------------------------------------------   -------         ---------
                                               30,000           222,980
Less -- current portion of long-term
   debt                                       (30,000)          (37,293)
-------------------------------------------   -------         ---------
                                              $    --         $ 185,687

NOTE 6 -- CAPITAL LEASE OBLIGATIONS

The Company acquired, in January 1994, certain computer equipment for its laboratory from Hewlett Packard Company under a capital lease in the amount of $104,500. The lease terms called for monthly lease payments of $2,049 to be made through December 1998 at an implicit lease rate of 8.44%. The lease was paid off during 1996. Accumulated depreciation and depreciation expense on the assets subject to capital lease amounted to $83,600 and $20,900, at December 31, 1997 and 1996, respectively.


NOTE 7 -- COMMITMENTS AND CONTINGENCIES

      Leases


During 1997 and 1996, the Company was engaged in a noncancellable operating lease for its laboratory and office space from the Virginia Biotechnology Research Park in Richmond, Virginia as a sub-landlord for the City of Richmond. The monthly rental payment through the culmination of the lease, at June 30, 1997, was $691.


Beginning July 1, 1997, the Company leased its current laboratory and office space directly from the City of Richmond. The monthly rental payment will increase to $3,222. The initial term of the lease will extend through June 30, 2000, however, either party may cancel the lease with nine months notice.


As of January 1, 1998, the Company began leasing two suites from the Virginia Biotechnology Research Park located in the Biotech One building. The monthly rental payment is $6,069. The term of the lease is through May 31, 1998, at which time, it may be renewed for additional ninety day increments.


The Company also leases certain of its office equipment under a noncancellable lease agreement which expires in February 2001.


Future minimum payments under these noncancellable operating leases are as follows:

  1998          $  73,140
  1999             42,794
  2000             23,460
  2001                688
  2002                 --
-----------     ---------
                $ 140,082

Total rent expense for all operating leases for each of the years ended December 31, 1997 and 1996, was $69,141 and $8,291, respectively.


      Sales Commitments


In December 1996, the Company entered into a contract with one customer to perform structural studies on a proprietary protein product totaling approximately $200,000, which was recorded as deferred revenue at year-end.


At December 31, 1997 and 1996, the Company is performing services under contract with several companies. These companies include Insmed Pharmaceuticals (Richmond, Virginia), Bayer Corporation (Clayton, North Carolina, Raleigh, North Carolina, West Haven, Connecticut and Berkeley, California), Breastek, Inc. (Charleston, South Carolina) and Somatix Therapeutics Corporation (Alameda, California). The company is the major biochemistry subcontractor to a grant issued by the University of New Mexico, Department of Chemical and Nuclear Engineering at Albuquerque, New Mexico.


      Sponsored Research Contract and Consulting Agreement


The Company entered into a sponsored research agreement (the "Agreement") with Virginia Commonwealth University (the "University") on November 15, 1992. Unless canceled by written notification by either party, the Agreement automatically renews annually. The Agreement allows CBI personnel access to equipment located within the academic laboratories of certain professors, who are also officers of the Company. The laboratories are located on the campus of the Medical College of Virginia (an affiliate of the University). The Agreement carries a fee for service schedule, which allows for payment to the University for use of the equipment. The Company has since purchased its own equipment and reduced its dependence on the University's equipment to a level that total payments made to the University are approximately $1,200 per calendar quarter. This contract and consulting agreement ended on August 1, 1997.


NOTE 8 -- RETIREMENT PLAN

Effective October 1, 1996, the Company adopted an employee 401(k) retirement plan. Qualified employees may contribute up to 15% of their gross pay to the plan. Employee contributions are limited to amounts established by law. The Company may make matching contributions to the plan as determined by the Board of Directors subject to the limitations under the Internal Revenue Code. The Company made no contributions to the Plan in 1996 or 1997.


NOTE 9 -- MAJOR CUSTOMERS

During 1997 and 1996, the Company had the following revenue concentrations that exceeded 10% of total revenue:

                                    1997          1996
                                ------------   ----------
Bayer Pharmaceuticals, AG       $ 377,932      $
Small Business Technology
   Transfer Research Grant
   Phase II                       226,239       63,773
Small Business Technology
   Transfer Research 2 Grant
   Phase I                             --       90,766
Small Business Technology
   Transfer Research 3 Grant
   Phase I                             --       26,025
University of New Mexico
   Grant                               --      124,423

These contracts represented 40.91% and 30.81% of total revenue in 1997 and 1996, respectively.


NOTE 10 -- COMPENSATION AND BENEFIT COSTS

Compensation and benefit costs are included in the statements of operations as follows:

                                      1997            1996
                                 --------------   ------------
Cost of services                 $   338,994      $ 104,703
Selling, general and adminis-
   trative expenses                  620,721        112,983
Research and development
   costs                             361,925        170,415
------------------------------   -----------      ---------
                                 $ 1,321,640      $ 388,101

NOTE 11 -- INCOME TAXES

The difference between expected income tax expense (benefit) and income tax expense recorded in the financial statement is explained below.


                                       1997
                                 ---------------
Income taxes computed at
   34% statutory rate            $ (397,399)
Statutory limitations of loss
   carryovers                       381,472
Contributed services                 12,358
Other                                 3,569
Income tax expense               $       --
==========================================================

The significant components of deferred income tax assets and liabilities as of December 31 consist of the following:


                                                           1997
                                                       ------------
Deferred tax assets:
   Effect of net operating loss                        $ 463,329
   Accrual basis to cash basis conversion                41,629
----------------------------------------------------   ---------
                                                        504,958
Deferred tax liabilities:
   Tax depreciation in excess of book depreciation      (75,860)
----------------------------------------------------   ---------
Net deferred tax asset before valuation allowance       429,098
Less -- valuation allowance                            (429,098)
----------------------------------------------------   ---------
Net deferred tax asset                                 $     --
================================================================

Tax return operating loss carryforwards were approximately $1,122,000 at December 31, 1997.


NOTE 12 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has determined, based on available market information and appropriate valuation methodologies, that the fair value of its financial instruments approximates carrying value. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturity of the instruments. The carrying amounts of debt approximates fair value because the interest rates under the credit agreement are predominantly variable, based on current market conditions.


NOTE 13 -- PRIVATE PLACEMENT AND INITIAL PUBLIC OFFERING ("IPO")

On June 24, 1997, the Company declared a 93.78-for-1 stock split which has been retroactively reflected in the accompanying financial statements.


On June 25, 1997, the Company sold 60 convertible subordinated notes ("notes"), with a principal amount of $50,000, in a private placement offering at an offering price of $50,000 per note. Each note bears interest at the rate of 20% and is payable upon the conversion of the note into shares of the Company's common stock. Interest was paid through the date of the conversion in the form of additional shares of common stock, which were issued based on a conversion price of $6.00 for each share of common stock. Each note was automatically converted into a minimum of 8,333.33 shares of the Company's common stock, upon the earlier of the closing of the Company's proposed IPO, or on June 25, 1998, the maturity date. Upon conversion, the actual number of shares issued equaled the principal amount of the notes plus accrued interest divided by the stated conversion price of $6.00. The Company received net proceeds of $2,626,269, after underwriting and other offering costs of $373,731.


Upon the closing of the private placement offering, the Company issued warrants to members of Management for the purchase of 100,000 shares of common stock. The warrants were issued to the management team at $.001 per share, and will be exercisable for a period of ten years at an exercise price of $9.90 per share.


On July 21, 1997, the Company filed a Form SB-2 Registration Statement with the Securities and Exchange Commission for the sale of 1,015,000 shares of common stock. The proceeds are expected to be used to acquire laboratory equipment, additional personnel, expand existing facilities, expand marketing and advertising and fund working capital. On October 25, 1997, the Company closed the IPO and received net proceeds of $5,417,578, after underwriting and other offering costs of $672,422. On October 29, 1997, the Company began trading on the NASDAQ exchange using the symbol "CBTE".


On November 13, 1997, Anderson & Strudwick (the "Underwriters") purchased warrants for 101,500 shares of common stock. The warrants were issued to the Underwriter at $.001 per share, and will be exercisable for a period of five years at an exercise price of $9.90 per share.


NOTE 14 -- STOCK COMPENSATION

The Company adopted its Incentive Plan (the "Plan") on June 24, 1997. The Incentive Plan provides for the granting to employees, officers, directors, consultants and certain non-employees of the Company of options to purchase shares of common stock. The maximum number of shares of common stock that may be issued pursuant to options under the Plan is 410,000. This amount is subject to adjustment in the event of a stock split, stock dividend or other change in the common stock or capital structure of the Company. Of the maximum number of shares to be issued under the Plan, 270,000 will be reserved for incentive awards to be granted to the four founders of the Company, and 140,000 shares will be reserved for incentive awards to be granted to other persons.


Incentive awards may be in the form of stock options, restricted stock, incentive stock or tax offset rights. In the case of incentive stock options or non-qualified stock options, the exercise price will not be less than 100% of the fair market value of shares covered at the time of the grant. Options granted under the Plan generally vest over a five year period from the date of grant and are exercisable for ten years, except that the term may not exceed five years for incentive stock options granted to persons who own more than 10% of the Company's outstanding common stock.


The Company applies APB Opinion No. 25 and related accounting interpretations in accounting for its Plan and, accordingly, no compensation cost has been recognized. Had compensation cost for the Company's Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method prescribed by FASB No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the proforma amounts indicated below as if the Plan had been in effect for the periods presented:

                                               December 31,
                                                   1997
                                            -----------------
Net income (loss)
   As reported, historically                $ (1,168,821)
   Proforma                                 $ (1,330,841)
Earnings (loss) per common share
   As previously reported, historically     $      (3.55)
   Proforma                                 $      (4.04)

Under FASB No. 123, the fair value of each management warrant is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for grants made during 1997: No dividend yield, expected volatility of 34%, risk free interest rate of 5.5%, and expected lives of 5 years.


Stock option transactions are summarized as follows:


                                         Weighted
                                          Average
                                         Exercise
                                         Price Per
                              1997         Share
                           ----------   ----------
Options outstanding --
   beginning of year            --       $   --
Granted                    314,400        8.80
Exercised                       --          --
Lapsed                          --          --
------------------------   -------      -------
Options outstanding --
   end of year             314,400      $  8.80
------------------------   -------      -------
Options exercisable --
   end of year              77,564      $  6.69

The following table summarizes information about stock options outstanding at December 31, 1997:



                     Options Outstanding                            Options Exercisable
--------------------------------------------------------------   --------------------------
                                     Weighted        Weighted                     Weighted
                                      Average        Average                       Average
    Exercise                         Remaining       Exercise                     Exercise
     Prices           Number        Contractual       Price          Number         Price
   Per Share       Outstanding     Life (years)     Per Share     Exercisable     Per Share
---------------   -------------   --------------   -----------   -------------   ----------
 $      6.00      107,400               10           $  6.00     70,109          $  6.00
 $      8.25        7,000               10           $  8.25         --          $  8.25
 $      9.90      200,000                8           $  9.90      7,455          $  9.90
 -----------      -------               --           -------     ------          -------
 $ 6.00-9.90      314,400                9           $  8.80     77,564          $  6.37

NOTE 15 -- EMPLOYMENT AGREEMENTS

On June 24, 1997, the Company entered into employment agreements with its four founders. Each of the agreements has a term of five years with specified base salaries and provide for successive one-year terms. In addition, except for 1997, the employment agreements provide the Company's executive officers with annual bonuses equal to, in the aggregate, 15% of the Company's pre-tax net income for the preceding fiscal year. For the fiscal year ending December 31, 1997, the bonuses for the Company's executive officers were $150,000.


In connection with the aforementioned employment agreements, the Company has recognized the fair value for services rendered by its founders in its financial statements. The financial statement recognition is achieved by reflecting a charge against income for contributed services and a contribution to additional paid-in capital for all of the periods presented. The fair value of the charges have been established based on the approximate number of hours worked by the Company's founders annually, and application of a base hourly rate that increases approximately 5% annually to the approximate hourly rate reflected in the agreement applied at June 24, 1997.


The contributed services charged against income amounted to $36,346 and $69,058 for the years ended December 1997 and 1996, respectively. Of these amounts, the charges allocated to sales, general and administrative expenses the years ended December 31, 1997 and 1996, were $33,173 and $63,029, respectively. The contributed services allocated to research and development costs for the years ended December 31, 1997 and 1996, were $3,173 and $6,029, respectively.


NOTE 16 -- SUBSEQUENT EVENT

During January 1998, the Company announced that they will be locating to a new 30,000 square foot state-of-the-art laboratory facility located in Chesterfield County, Virginia. The Company has already received approval from the Industrial Development Authority and the Board of Supervisors of Chesterfield County, Virginia to issue $4,000,000 of Industrial Revenue Bonds. An inducement resolution has been approved by the Virginia Small Business Financing Authority. Final approval to issue the Bonds is expected in mid-February. The Company anticipates ground breaking in mid-March, 1998, with occupancy expected to occur in mid to late third quarter of 1998.


                                   * * * * *

The Executive Officers and Board of Directors
--------------------------------------------------------------------------------

Executive Officers


Richard J. Freer, Ph.D.
Chairman of the Board

Robert B. Harris, Ph.D.
President

Gregory A. Buck, Ph.D.
Senior Vice President and
Chief Scientific Officer

Thomas R. Reynolds,
Senior Vice President

Directors


Richard J. Freer, Ph.D.
Chairman of the Board


Robert B. Harris, Ph.D.
President


Gregory A. Buck, Ph.D.
Vice President, Chief Scientific Officer, and Secretary

Thomas R. Reynolds
Vice President


Charles A. Mills
Director and CEO, Anderson & Strudwick, Inc.


Peter Einselen
Director and Senior Vice President, Anderson & Strudwick, Inc.

Corporate Information
--------------------------------------------------------------------------------
                          [Company photo -- employees]

The Company owes its success to the loyalty, dedication, and commitment of its employees.

Corporate Office:

Commonwealth Biotechnologies, Inc.
911 East Leigh St., Suite G-19
Richmond, VA 23219
phone: 800-735-9224; 804-648-3820
fax: 804-648-2641
email: cbi@i2020.net
web site: www.cbi-biotech.com

General Counsel

LeClair Ryan,
A Professional Corporation
707 East Main St, 11th Floor
Richmond, VA 23219

Transfer Agent and Registrar

American Securities Transfer and Trust, Inc.,
938 Quail St., Suite 101
Denver, CO


Independent Auditors

Goodman and Company, LLP
7301 Forest Ave.
Richmond, VA 23226

28