Form 10KSB, Exhibit 13
period 1998-12-31
COMMONWEALTH BIOTECHNOLOGIES INC
filed 1999-03-31
CIK 1042418

[LOGO] COMMONWEALTH
       BIOTECHNOLOGIES, INC.

--------------------------------------------------------------------------------
                                                                        1998
                                                                        Annual
                                                                        Report




                                   [GRAPHIC]

ABBOTT LABS, INC.

ALCON LABS, INC.

ALL INDIA INSTITUTE OF MEDICAL SCIENCES

ALLEGHENY UNIVERSITY HEALTH SCI. CTR.

ALLERGAN

ALPHA THERAPEUTICS

AMHERST UNIVERSITY

ANAGEN

ANIMUNE

ANTEX BIOLOGICALS

ANTIGEN EXPRESS, INC.

ARRENHIUS UNIVERSITY

BAXTER HEALTHCARE, INC.

BAYER CORPORATION

BAYLOR COLLEGE MEDICINE

BIOMOLECULES, INC.

BIOSCREEN TESTING

BIOTECH RESEARCH LABS

BLM GROUP

BOSTON UNIVERSITY

BREASTEK, INC.

BRISTOL MYERS SQUIBB

BROWN UNIVERSITY

CASE WESTERN RESERVE UNIVERSITY

CENTERS FOR DISEASE CONTROL

CENTRAL N.Y. STATE RESEARCH INSTITUTE

CERELA

CHICAGO INSTITUTE NEURO SURG. & NEURO RES.

CHILDREN'S HOSPITAL PITTSBURGH

CHINESE UNIVERSITY HONG KONG

CIENCI ESTEVES

CKD RESEARCH INSTITUTE

CLEVELAND CLINIC

COLUMBIA UNIVERSITY

CONTHERAPEUTICS

CORNELL UNIVERSITY

CORNING DIAGNOSTICS

CYTOS PHARMACEUTICALS, INC.

DADE BEHRING, INC.

DARTMOUTH UNIVERSITY

DEKALB GENETICS, INC.

DEMETER BIOTECHNOLOGIES, INC.

DIONEX CORPORATION

DNAX, INC.

DUKE UNIVERSITY

DUPONT EXPERIMENTAL STATION

DUQUESNE UNIVERSITY

DYAD PHARMACEUTICALS, INC.

EAST CAROLINA SCHOOL MEDICINE

EASTERN VA MEDICAL SCHOOL

EDITEK, INC.

EMISPHERE, INC.

FLORIDA STATE UNIVERSITY

FRESENIUS MEDICAL CENTER

GE CORPORATE RESEARCH CENTER

GENELABS TECHNOLOGIES, INC.

GENEWORKS, LLC

GENOME THERAPEUTICS

GEORGETOWN UNIVERSITY

GEORGIA INSTITUTE TECH

GLAXO WELLCOME CORPORATION

GLIATECH

GLYCOMED, INC.

GREENHARBOR MEDICAL GROUP

HARVARD SCHOOL OF PUBLIC HEALTH

HENRY FORD HOSPITAL

HERSHEY MEDICAL CENTER

HOFFMAN LA ROCHE

HONG KONG UNIVERSITY SCIENCE & TECHNOLOGY

HOPE HEART INSTITUTE

IDEXX LABS

IMMCO DIAGNOSTICS

IMMUNO CONCEPTS

IMMUNODIAGNOSTICS LABS

IMPERIAL COLLEGE OF LONDON

INCYTE PHARMACEUTICALS

INDIA INSTITUTE MED. EDUC. AND RES.

INDIANA UNIVERSITY

INNOVAGEN

INSMED PHARMACEUTICALS, INC.

INTESCO, INC.

ISIS PHARMACEUTICALS

ITP PARTNERS

JOSLIN DIABETES RESEARCH CENTER

KOREA UNIVERSITY

KYOTO UNIVERSITY

KYUNPOOK NATIONAL UNIVERSITY

LAB BIOQUIMICO JARDIN PAULISTA

LABBIOMEX

LEUKOSITE, INC.

LIFE TECHNOLOGIES, INC.

LOFSTRAND LABS

LOS ALAMOS NATIONAL LABS

LSU MEDICAL CENTER

MASSACHUSETTS GENERAL HOSPITAL

MASSACHUSETTS INTITUTE TECHNOLOGY

MAYEE WOMEN'S RESEARCH INSTITUTE

MAYO  FOUNDATION

MCGILL UNIVERSITY

MCMASTER UNIVERSITY

MEDAREX, INC.

MEDICAL COLLEGE OF GEORGIA

MEDICAL COLLEGE OF SOUTH CAROLINA

MERCATOR GENETICS

MERCK AND CO.

MIAMI UNIVERSITY

MIAMI UNIVERSITY OF OHIO

MICROSCIENCES INC.

MIWON, INC.

MOLECULAR CARDIOLOGY INSTITUTE

MONSANTO CORPORATION

MOUNT HOLYOKE COLLEGE

MOUNT SINAI HOSPITAL BALTIMORE

MOUNT SINAI MEDICAL CENTER

NATIONAL CANCER INSTITUTE

NATIONAL INSTITUTES OF HEALTH

NEMOURS RESEARCH FOUNDATION

NEUROTHERAPEUTICS, INC.

NEW YORK UNIVERSITY

NIAGRA UNIVERSITY

NORTH AMERICAN VACCINE

NORTH CAROLINA STATE UNIVERSITY

NORTHERN ARIZONA STATE UNIVERSITY

NOVARTIS, INC.

NPS PHARMACEUTICALS, INC.

OHIO STATE UNIVERSITY

ONCOGENESIS

ORAVAX, INC.

OREGON STATE UNIVERSITY

ORTHO DIAGNOSTICS, INC.

PATERNITY AND FORENSIC LABS

PATHOGENESIS CORPORATION

PENN STATE UNIVERSITY

PERSEPTIVE BIOSYSTEMS, INC.

TO THE SHAREHOLDERS
  OF COMMONWEALTH
BIOTECHNOLOGIES, INC.



                                   [GRAPHIC]

                        What an amazing first full year

                           of operations as a publicly

                              traded corporation!

                       We are proud and excited to present

                           to you our 1998 scientific

                        marketing and financial results.

                            The year has been one of

                              growth, innovation,

                          and unprecedented recognition

                                for the company.

[GRAPHIC]

1998 Highlights

January

A Richmond Times Dispatch article announced that we would construct a new $4 million facility in Gateway Centre, Chesterfield County.


March

We received "Notice of Allowance" of all claims from the U.S. Patent Office for our lead human pharmaceutical product, HepArrest(TM). (The full patent was issued in March 1999.) We received exceptional news press for that patent, including Reuters, PRNewswire, and the Times Dispatch, to mention a few. This coverage brought us to the attention of other potential client pharmaceutical companies.


April

Pharmaceutical News Daily and the Washington Post both acknowledged HepArrest(TM). The Post noted that the rise in the market price of CBI stock "outpaced the broader market."

[GRAPHIC]

May

CBI was named winner of the Emerging Technology award sponsored by the Greater Richmond Technology Council. Former Virginia Governor George Allen accepted a directorship on our Board of Directors.


June

HepArrest(TM) was again featured in Emerging Pharmaceuticals, and CBI was named the recipient of two new Small Business Innovative Research awards from the National Institutes of Health and the United States Department of Agriculture.


[GRAPHIC]

September

CBI was featured in the Wall Street Transcript, a retail investors equity research publication. WST features Wall Street's top analysts discussing key sectors and stock picks, as well as money manager and CEO interviews.


October

CBI was accredited under the Clinical Laboratories Improvement Act (CLIA) to perform analysis of human clinical samples for the presence of known genetic markers. We also anticipate accreditation by the American Association of Blood Banks, and have participated in a validation study of the College of American Pathologists.


November

The Mattson Jack Group, an independent consulting firm, issued its report indicating a market potential of over $250 million in worldwide sales for HepArrest(TM), assuming it meets approval by the Food and Drug Administration following clinical trials.

CBI's new facility was finished on time and on budget. We took occupancy on November 25th.


[GRAPHIC]

December

All operations and personnel were relocated in our new state-of-the-art facility by December 7.

We filed for U.S. patent protection for our new product, AccuTrac(TM).


January 1999

CBI launched AccuTrac(TM) with introduction at The Institute for Genomic Research meeting. Free samples were distributed to the major sequencing facilities in the country and around the world. AccuTrac(TM) sales represent a strong new revenue stream for CBI.

--------------------------------------------------------------------------------
New Products Assist in Heart Surgery and DNA Sequencing
--------------------------------------------------------------------------------


[GRAPHIC]

HepArrest(TM)

CBI's lead human pharmaceutical, HepArrest(TM) is a new heparin binding peptide compound used primarily during open-heart surgery. During cardiovascular procedures, the intense blood thinning effects of the anticoagulant heparin must be reversed to restore normal blood clotting at the end of the surgery. This reversal prevents unwanted bleeding and related post-operative complications. Protamine, the only available approved antidote, causes frequent toxic side effects. If approved by the FDA, HepArrest(TM) is intended for use as a safe, effective antidote for the anticoagulant effects of heparin.


AccuTrac(TM)

AccuTrac(TM) is a new tool used as an aid in automated DNA sequencing. During DNA sequencing, a process called electrophoresis is applied to a sequencing reaction mixture. Molecules move quickly through an acrylamide gel because of the electric fields. AccuTrac(TM) uses a fluorescent dye label to mark each DNA "lane." DNA fragments migrate through any of 96 lanes - or tracks - within that gel. Those lanes in the gel hold the samples that are read by the automated sequencer.

With AccuTrac(TM), all 96 lanes are identified whether they contain data or not. By preventing the possible misidentifications caused by "skipped" lanes, AccuTrac(TM) removes the need for manual review and lane assignment. AccuTrac(TM) enables organizations to optimize data quality and reduce both cost and time required to process DNA samples.

[GRAPHIC]

Our Core Business

The mainstay of CBI continues to be its core technology business for life sciences investigations. We utilize such tools as custom synthetic organic and bioorganic chemistries, spectroscopy services, and a full complement of protein, DNA/RNA and genetic identity and analysis testing services. The resulting research generally develops into new diagnostics, new pharmaceuticals and/or greater understanding of molecular structure and function.

We have successfully recruited internationally known Senior Scientists, including most recently, a Group Leader for Human Genetic Identity and Analysis. This new scientist is charged with growing the Human Genetics aspect of our business, which we view as an expanding market.

---------------------------
PHONE     800.735.9224
---------------------------
FAX       804.648.2641
---------------------------
ADDRESS
601 Biotech Drive
Richmond, Virginia  23235
---------------------------
Email
cbi@i2020.net
---------------------------
WEB PAGE
www.cbi-biotech.com
---------------------------


Expanded Marketing Efforts

In the last quarter of 1998, nine firms signed new long-term contracts or agreements valued between $1,245,177 and $1,756,277 (depending on the final scope of the actual work). Also in that quarter, we contracted for 13 new molecular biology projects. By the end of December, we had 19 additional contracts and/or grants under consideration with total valuation of over $6 million dollars. We are now adding new molecular biology projects at a rate of 3-5 per month, and serve over 700 clients worldwide.

We have done a great deal in 1998 to expand our marketing efforts. We have revised and improved our web page, and developed a new Company brochure. Fully 40% of our work comes to us over the Internet, and our new building is completely networked to our own computer server.

We look forward to 1999 with excitement. We are well on target toward another very successful year. We will continue to expand our marketing and research efforts. In 1999, we will complete the pre-clinical trials of HepArrest(TM), and are seeking strategic partners to help us commercialize it. To that end, we have retained the services of the Mattson Jack Group to assist CBI in negotiations for licensing and royalty rights. We have also filed for Canadian, European, and Japanese patent protection for HepArrest(TM).


Thanks for Your Support

We invite your questions and inquiries. You may reach us by phone, fax or e-mail. We encourage you to visit our web page or drop by our offices in Chesterfield County. We look forward to seeing you at the 1999 Annual Meeting of Shareholders, which we're holding in our new facility.

To all our hard-working employees, to our consultants, our Board of Directors and our stockholders, we say thanks.


With best regards,


    /s/ Richard J. Freer, Ph.D.                 /s/ Robert B. Harris, Ph.D
-------------------------------------   ----------------------------------------
        Richard J. Freer, Ph.D.                   Robert B. Harris, Ph.D
        Chairman of the Board                            President


     /s/ Thomas R. Reynolds                       /s/ James H. Brennan
-------------------------------------   ----------------------------------------
         Thomas R. Reynolds                          James H. Brennan
  Senior Vice-President, Secretary                      Controller

                                   [GRAPHIC]


PART I - THE COMPANY

Company Overview

CBI is an example of the "new biotechnology model." Let us explain.

Traditionally, biotechnology companies are established with venture capital or seed funds, and are dependent upon getting a product to market within the first 3-5 years of their existence. By contrast, CBI was founded in 1992 to provide sophisticated research and development services on a contract basis to the biotechnology industry.

In other words, CBI does not depend on commercialization of any product for this revenue. Rather, cash generated from contract services is used to operate the Company, with small amounts used to supplement government and private grants. These grants are used to develop CBI's own intellectual properties through research and development of proprietary products.

At first, CBI was one of only a few taking this approach to biotechnology. Over time several companies have realized the merit to this business strategy. Others are now beginning to support in-house R&D efforts through development and sales of chemicals and reagents. Reagents are specialty chemicals such as AccuTrac(TM) used in the course of research.

Our clients come from private companies, academic institutions and government agencies throughout the world. Virtually all our clients are engaged in some form of Life Sciences Research, and use our technologies to provide data and results to support their individual research programs.

In general, clients fall into one of two categories: those who require a discrete set of analyses ("short-term projects"), and those who contract with the Company on an extended basis for a variety of integrated analytical services ("long-term projects"). A strong measure of customer satisfaction, both short- and long-term project customers frequently send us repeat business.


                                    [PHOTO]

Analytical Support Services

Our core business provides state-of-the-art DNA/RNA and protein/peptide technologies. We often combine these technologies with sophisticated biophysical techniques, such as calorimetry, spectroscopy and mass spectral analysis. These supplementary techniques help us understand the fundamental molecular nature of the compounds we study. This combination allows CBI to provide clients with "one-stop shopping" for biotechnology services.

We market our services using promotional brochures and our web site. Many of our clients come to us through the Web. As a matter of fact, a full 40% of all orders received in the last half of 1998 came from clients who found us on the Internet!


Short-Term Research Projects

On average in 1998, CBI added 24 new customers per month. Of its domestic customers, 53.3% were from private companies, while 46.7% came from university or government labs. CBI added 31 new foreign clients in 1998 from all over the world, including North and South America, Europe, Asia and the Near East.


Customer Sources

CBI advertises through professional journal ads, trade show exhibits and our web site. Potential customers are able to download order forms directly from the web site, or actually place the order electronically if desired. CBI is also cross-listed on several biotechnology, biochemistry, and molecular biology search services, allowing customers to find us using simple key-word search terms.


                                   [GRAPHIC]

                                   WORLD MAP


Total new foreign clients in 1998: 31
Biotechnology is truly a global industry!

Argentina, Australia, Canada, China, Columbia, Denmark, Germany, Greece, Hong Kong, India, Israel, Italy, Japan, Korea, Mexico, Malaysia, Norway, Spain, Sweden, Switzerland, United Kingdom, Uruguay

                                    [PHOTO]


Favorable word-of-mouth advertising has brought us many new customers. We often receive inquiries from several new investigators within a single research-based institution.

All inquiries receive immediate and personal attention. With our "fax on demand" service, clients can easily request information about our services 24 hours a day. Customers continue to comment favorably on their phone, fax, and e-mail interactions with CBI staff.


Long-Term Research Projects

CBI is committed to identifying long-term contracts. These provide a reliable revenue source, often allowing us to add to our scientific staff. During 1998, one of our major long-term contractual clients took much of their work back "in-house" due to a change in their corporate philosophy. Loss of this revenue stream did affect CBI's bottom line throughout fiscal year 1998.

We mounted a recovery by signing nine new long-term contracts or agreements in the last quarter, valued up to $1,756,277 (depending on the scope of the work to be done). As of December, we had over 19 additional long-term contracts pending with a total valuation of over $6 million dollars. CBI will continue to focus on signing long-term contractual clients throughout 1999.


New Technologies
at CBI

Genetic Analysis

After establishing a Genetic Testing Group, CBI was registered under the Clinical Laboratories Act (CLIA), with pending accreditation by the Virginia Department of Health. Registration under the CLIA guidelines enables CBI to accept human clinical samples, and to perform

                                   [GRAPHIC]


"In 1997 paternity testing performed at AABB-certified laboratories was an $87 million market!"


analyses of those samples for the presence of genetic markers for known human pathologies. For example, we have already begun analysis for a long-term contract client to detect the presence of the "p53 gene," a marker for cancer.

CBI is also prepared to begin sample analysis for the presence of many other marker genes. In 1999, we will focus our marketing efforts on making Genetic Analysis a larger revenue-producing technology for CBI.


Identity Testing and Paternity
Testing by Genetic Analysis

We have established a DNA Reference Laboratory in our new facility containing all the necessary work areas required to provide genetic identity and paternity testing.


DNA Identity Testing

In 1998, the National Forensic Science Technology Center (NFSTC) accredited CBI to perform DNA identity testing for submission of data into the Combined DNA Index System (CODIS) database. CODIS is used by the FBI to compare DNA fingerprints (traces) from crime scenes with that of known felons. CBI is one of only eight commercial facilities nationwide NFSTC has accredited to perform criminal DNA database testing for submission into CODIS. CBI has already submitted bids for performing DNA fingerprint analysis for the Departments of Criminal Justice in different states.


Paternity Testing

We expect accreditation soon by the American Association of Blood Banks (AABB). We have also participated in validation study through the College of American Pathologists (CAP). Through these two organizations, we are now ready to begin offering paternity testing to the general public and to various state and federal agencies. A fact well worth noting, according to a 1998 report from the AABB, paternity testing in 1997 performed at AABB-certified laboratories was an $87 million market! In 1999, CBI will aggressively market its capabilities in these areas.


                                    [PHOTO]

Agricultural/Veterinary Genetic
Testing Services

CBI has also been accredited by the U.S. Department of Agriculture to receive bovine DNA samples from Europe. We can now perform bovine genetic, lineage, and identity analysis. CBI participated in an international study to validate bovine DNA identity testing in conjunction with a study group located in Denmark. We are also establishing the capacity for DNA identity testing in horses.


Molecular Biology

Our recent focus on identifying clients who are looking for comprehensive molecular biology services is beginning to pay off. In the last quarter of 1998, we initiated more than 15 individual molecular biology projects, more than five times the number of projects undertaken at CBI since its inception. Often, these contracts call for CBI to clone a gene, overproduce the protein, and characterize the particular protein product. Many proteins are vaccines, antibodies, or components of diagnostic kits. CBI is unique in that it has all of the services in-house to complete this type of project.

We attribute this success in the molecular biology services to concerted marketing efforts, to the addition of highly competent scientists, and to favorable word-of-mouth advertising. Throughout 1999, we intend to expand these services by offering large scale bacterial fermentation to our clients, which allows us to overproduce large amounts of particular proteins.


Proprietary Research
& Development

As a rule, CBI does not retain intellectual property rights on work done for its short-term clients, and rarely retains intellectual property rights for work done for its long-term clients. However, CBI is actively pursuing R&D programs to develop its own products. HepArrest(TM) is a prime example, the U.S. patent for which was issued in March 1998. In addition, CBI has filed for Canadian, Japanese, and European patents for HepArrest(TM). CBI has also filed for U.S. patent protection for AccuTrac(TM).


Growth Strategy

In 1999, our focus will be to increase our various revenue lines through expanded advertising and marketing efforts. We will be more select in the trade shows we attend, to carefully target our markets. We have also hired a West Coast sales account executive to help move CBI to the forefront of biotechnology contract firms in that region.

We have identified a director for the Human Genetics and Identity division of CBI. Dr. Douglas Oliveri, formerly of Applied Genetics, Inc., Austin, Texas, is a recognized leader in the field of Human Genetics and Identity, who will help grow this segment of CBI's services.

Dr. Oliveri can provide expert testimony in paternity and forensic court cases.

We continue to expand our instrumentation capacity to both maintain and expand our long-term client base, and to attract additional customers as well. The Company continually seeks to identify trends, and to develop related new products and services to meet the changing needs of our customers.


[GRAPHIC]

CBI has been accredited by the United States Department of Agriculture to receive bovine DNA samples from Europe to perform genetic, lineage, and identity analysis.


[PHOTO]

PART II - Stockholder Matters

Market for Common Equity

The Company completed its initial public offering of Common Stock on October 28, 1997 at a price per share of $6.00. Since that time, the Common Stock has traded on the NASDAQ Small Cap Market ("NASDAQ"). The following table sets forth the range of high and low sales price per share of Common Stock for 1998.

================================================================================
Period                          High Stock Price        Low Stock Price
--------------------------------------------------------------------------------
1st Quarter, 1998                   $ 10.50                 $ 7.50
--------------------------------------------------------------------------------
2nd Quarter, 1998                   $ 11.25                 $ 9.00
--------------------------------------------------------------------------------
3rd Quarter, 1998                   $ 10.75                 $ 5.625
--------------------------------------------------------------------------------
4th Quarter, 1998                   $  9.875                $ 5.50
--------------------------------------------------------------------------------

On March 1, 1999, the last reported sales price for a share of the Company's Common Stock on NASDAQ was $8.625. As of March 1, 1999, there were 70 holders of record of the Company's Common Stock and approximately 771 beneficial holders.

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


Selected Financial Data

Set forth below is selected financial data with respect to the Company for the years ended December 31, 1998 and December 31, 1997, which has been derived from the audited financial statements of the Company. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operation."

Management's Discussion
and Analysis of Financial
Condition and Results
of Operation.

The following should be read in conjunction with "Selected Financial Data" and the Company's Audited Financial Statements and Notes thereto included herein.

===========================================================================================================================
                                                                                     For the Years Ended
---------------------------------------------------------------------------------------------------------------------------
                                                                  December 31, 1998                   December 31, 1997
---------------------------------------------------------------------------------------------------------------------------
Operational Data:
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                           $   1,604,267                         $  1,761,308
---------------------------------------------------------------------------------------------------------------------------
Net Loss                                                           $  (2,096,937)                        $ (1,168,821)
---------------------------------------------------------------------------------------------------------------------------
Loss Per Common Share, Basic and Diluted                           $       (1.29)                        $      (3.55)
---------------------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding                         $   1,622,340                              329,480
---------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
---------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                               $   2,471,022                         $  6,489,965
---------------------------------------------------------------------------------------------------------------------------
Total Assets                                                       $  10,401,182                         $  7,931,606
---------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                          $   1,114,563                         $    624,250
---------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                  $   5,114,563                         $    624,250
---------------------------------------------------------------------------------------------------------------------------
Total Stockholders Equity                                          $   5,286,619                         $  7,307,356
---------------------------------------------------------------------------------------------------------------------------

Overview

The Company's revenues are derived principally from providing macromolecular synthetic and analytical services to researchers in the biotechnology industry or who are engaged in life sciences research in government or academic labs throughout the world. Development of innovative technologies for biotechnology requires sophisticated laboratory techniques and the Company provides these services to customers on a contract basis.

The Company generally derives revenue from two types of customers: those who require a discrete set of services ("short-term projects"), and those who contract with the Company on an extended basis for performance of a variety of integrated services ("long-term projects"). More often than not, the Company's customers provide repeat business to the Company.

The Company also derives revenues from government grants which fund the bulk of the Company's research efforts for its proprietary technologies. Unlike its short-term or long-term contract services, research and development on the Company's proprietary technologies focuses on commercializing technologies the Company owns or licenses from third parties. All government grants are expense reimbursement grants which provide for reimbursement on a monthly basis of the Company's direct costs incurred in a research project, plus indirect costs stated as a percentage of direct costs.

During 1998, the Company developed AccuTrac(TM), a new reagent, which facilitates the process of automated DNA sequence analysis. In this respect, the Company hopes to broaden its revenue base by direct sales of this reagent to its customers and anticipates selling AccuTrac(TM) to its customers in 1999.


Revenues

Gross revenues decreased by $157,041 or 8.9% from $1,761,308 during the year ended December 31, 1997 ("1997") to $1,604,267 during the year ended December 31,1998 ("1998").


Short-Term Projects

Revenues realized from short term projects, which is included in the Statement of Operations as Laboratory Services, increased by $22,698, or 2.7%, from $853,810 during 1997 to $876,508 during 1998. Revenues from peptide synthesis increased by $47,424 or 34.6% from $137,210 during 1997 to $184,632 during 1998.
Revenues attributable to protein sequencing increased by $43,840, or 55.1%, from $79,545 during 1997 to $123,385 during 1998. Revenues derived from both peptide synthesis and protein sequencing increased primarily due to new customers placing orders with the Company, and to repeat large orders from existing customers.

Revenues from amino acid analysis decreased by $18,368, or 28.1%, from $65,282 during 1997 to $46,914 during 1998. This decrease is primarily due to one of the Company's major clients ceasing its out-source research program with the Company.

Other "uncategorized" revenues decreased by $50,214 or 36.8% from $136,541 during 1997 to $86,327 during 1998. This decrease is primarily due to administrative changes in invoicing; revenues previously identified as "Other" are now more properly classed under defined work items within the Company. Revenues realized from other core technologies remained essentially constant.


Long-Term Projects

Revenues realized from various long-term projects, which is included in the Statement of Operations as Contract Research, decreased by $94,552, or 16.8%, from $561,007 during 1997 to $466,455 during 1998. This decrease is primarily due to the delay in the awarding of new research contracts for 1998, which has the effect of shifting revenue from 1998 to future periods. As mentioned under the category of Short-Term Projects, this decrease is also due to the cutbacks in outsourced services by one of the Company's principal clients. As of December 1998, the Company had approximately 15 additional long-term contract proposals pending with many different potential customers. Although the Company's Management is taking an active role in negotiating these new contracts, management is unable to say with certainty when or whether these other new long-term contracts will be awarded.

Research Grants

The Company experienced a decrease in revenue realized from government grants in the amount of $85,187, or 24.6%, from $346,491 during 1997 to $261,304 during
1998. This decrease is primarily due to completion of work on two grants. During 1998, the Company had one ongoing Phase II Small Business Technology Research grant (SBTR) grant from the National Institutes of Health (NIH). In addition, during 1998, the Company was awarded a ($200,000) Phase II Small Business Innovative Research Award (SBIR) from the United States Department of Agriculture (USDA) for development of a Diagnostic for Equine Infectious Anemia Infection. Revenues earned through December 31, 1998 amounted to $32,500. The Company anticipates to complete the project by August, 2000. The Company was also awarded a Phase I SBIR ($100,000) from the NIH for development of rapid assay methods for the detection of Botulism. Revenues earned through December 31, 1998 amounted to $62,421. The Company anticipates completion of the project by April 1999. Work began in late September on both grants.

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

The Company experiences quarterly fluctuations in all revenue categories. Engagements for all future projects are highly dependent upon the customer's satisfaction with the services previously provided, and upon factors beyond the Company's control, such as the timing of product development and commercialization programs of the Company's customers. The Company is unable to predict for more than a few months in advance the volume and dollar amount of future projects in any given period. The combined impact of commencement and termination of research contracts from several large customers and unpredictable fluctuations in revenue for laboratory services can result in very large fluctuations in financial performance from period to period.


Expenses

Cost of services consists primarily of labor and laboratory supplies. The cost of services increased by $331,328, or 41.7%, from $794,236 during 1997 to $1,125,564 during 1998. The cost of services as a percentage of revenue was 45.1% and 70.2% during 1997 and 1998, respectively.


Direct Labor

Labor costs increased by $172,670, or 50.9%, from $338,994 during 1997 to $511,664 during 1998. The increase in labor costs reflects the Company's growth strategy as more qualified personnel are hired full-time to perform the laboratory services. In 1998, the Company was fully staffed for the entire year, but 1997 labor costs reflect only nine months operations with the same number of employees. In addition, in 1998, fringe benefits for all employees associated with laboratory services were allocated to compensation and benefits under labor. Total costs associated with the increase in fringe benefits amounted to $42,492. Fringe benefits during 1997 were recorded under general and administrative.


Direct Materials

The costs for direct materials increased by $106,357, or 25.2%, from $421,612 during 1997 to $527,969 during 1998. These increased costs are directly attributable to the increased purchase of reagents, chemicals and miscellaneous materials used in all the laboratories, and increases in market prices of raw materials as well as relatively higher costs for specialized reagents necessary to perform analyses that the Company was not offering in 1997, such as automated C-terminal sequence analysis.

Other Costs

"Other costs" (travel, equipment rental, maintenance of equipment, etc.) increased by $58,906 or 218.0% from $27,025 during 1997 to $85,931 during 1998.
This increase was due to the rental of instrumentation necessary to be validated for a particular set of DNA analysis ($20,293). The Company sought validation on this particular instrument because it was required for submission of a long-term contract proposal. The instrument was returned and the lease terminated when the Company was not awarded the contract. Other increases included, repairs and maintenance on equipment ($23,164), and freight delivery to the Company's clients ($5,861).


Selling, General, and Administrative

Sales, general and administrative expenses ("SGA") consist primarily of compensation and related costs for administrative, marketing and sales personnel, facility expenditures, professional fees, consulting, taxes, and depreciation. Total SGA costs increased by $947,610, or 73.1%, from $1,297,005 during 1997 to $2,244,615 during 1998. As a percentage of revenue, these costs were 73.6% and 139.9% during 1997 and 1998, respectively.


Compensation and Benefits

Total Compensation and Benefits increased by $162,111 or 26.1% from $620,722 during 1997 to $782,833 during 1998. The increase is primarily attributable to addition of the Company's executive officers to the payroll on a full-time basis during 1998. These executive officers were full time employees of the Company for only six months during 1997. Salary and benefit costs also increased due to various support personnel hired to assist in implementing the Company's growth strategy.


Facility Costs

Costs for facilities increased by $151,861, or 168.8%, from $89,984 during 1997 to $241,845 during 1998. The costs for leasing of additional laboratory space for its operations increased by $95,104 from 1997 to 1998. Additional space during 1998 was necessary to support the Company's expanded technology offerings. Once the Company relocated to its new facility in late November,1998, the Company cancelled its contract on all its leased space. Other facility costs include increases in telephone use ($8,767), waste disposal ($32,402), and electricity ($18,909).


Professional Services

Professional fees increased by $10,221 or 7.9%, from $128,946 during 1997 to $139,167 during 1998. This increase was primarily due to legal and accounting costs associated with the year-end audit, quarterly accounting reviews, general legal support, legal costs associated with obtaining patents, and corporate liability insurance costs. Consulting fees increased by $11,496 or 23.2 from $49,504 during 1997 to $61,000 during 1998. Consulting fees include payments made to Board members for four regularly scheduled Quarterly Board meetings during 1998, compared to two meetings during 1997. Taxes and License fees increased by 31,901 or 267.3% from 11,934 during 1997 to $43,835 during 1998.
This increase is associated with the paying of property taxes based on equipment purchased during 1997 and 1998.


Depreciation Expense

Depreciation increased by $153,735 or 98.4% from $156,198 during 1997 to $309,933 during 1998. Increased depreciation costs are attributable to the purchase of additional laboratory equipment consistent with expanding the Company's technology base, and the first month of depreciation on the Company's new corporate facility.


Other Costs

Other costs increased by $61,618 or 169.1% from $36,436 during 1997 to $98,054 during 1998. This increase was primarily attributable to the relocation costs from the move to the new corporate offices.

Marketing

Marketing costs increased by $254,780 or 257.4%, from $98,982 during 1997 to $353,762 during 1998. Salaries and fringe benefits, expenditures for a new brochure, additional advertising in the professional journals, contract costs with a media relations firm, travel, and trade show expenditures contributed to these increased costs.

In September, 1998, the Company entered into a contract with the Mattson Jack Group to perform a global market assessment of the Company's potential human therapeutic, HepArrest(TM). Total costs during 1998 of the Mattson Jack Group contract amounted to $101,083.


Selling

Expenditures during 1998 for selling amounted to $76,351. Costs associated with selling include personnel, travel, and office expenses. During 1998, the Company hired an Account Executive for the Eastern Region to identify new clients. There were no expenses for Selling during 1997. Selling expenditures have been incurred in 1998 as part of the Company's growth strategy.


Research and Development

Research and development costs within the Company fall into two general categories: grant-related research and development, and in-house research and development. These categories are distinguished in the Company by those performed in support of government grant-sponsored programs, and those performed in the absence of such grants and funded from working capital. Total expenditures for these two categories decreased by $99,862, or 17.4%, from $574,860 during 1997 to $474,998 during 1998. Total grant-related research and in-house research as a percentage of revenue were 32.6% and 29.6% during 1997 and 1998, respectively.


Grant Related Research Activities

Expenditures to perform grant-related research activities decreased by $195,017,or 49.0%, from $397,974 during 1997 to $202,957 during 1998. All of the
Company's grant-related expenditures are reimbursed from the appropriate governmental agency. This decrease is mainly due to completion of on-going research programs during 1998.


In-house Research Activities

Expenditures made by the Company for in-house research activities increased by $95,155 or 53.8%, from $176,886 during 1997 to $272,041 during 1998. The Company is actively engaged in establishing fundamental methods for genetic testing for agricultural and human applications, in developing methods of genome sequence analysis, and in pursuing fundamental research related to potential uses of HepArrest in drug formulation.

During 1998, as a direct result of the Company's in-house research and development efforts, the Company perfected AccuTrac(TM) as a reagent to facilitate automated DNA sequence analysis. The Company's in-house research efforts in 1998 resulted in registration under the Clinical Laboratories Improvement Act (CLIA), with pending accreditation by the Virginia Department of Health. Registration under CLIA guidelines allows the Company to perform analysis of human clinical samples for the presence of known genetic markers. Further, in 1998, as a result of the Company's in-house research and development efforts, the Company received accreditation by the United States Department of Agriculture to receive bovine DNA samples from Europe to perform genetic, lineage, and identity analysis and lastly, the Company passed another accreditation level with the National Forensic Science Technology Center (NFSTC) to perform DNA identity testing for submission of data into the Combined DNA Index System (CODIS) data base.


Other Interest Income and
Interest Expenses

Interest income is derived from investing the unused portion of the funds realized by the Company from the private placement of convertible notes in June 1997, and initial public offering of common stock in October 1997. Interest income is also derived from investing the unused portion of the funds realized by the Company from the successful sale (March 1998) of Industrial Revenue Bonds
(IRBs) for construction of the Company's new facility.

Interest Income

Interest income to the Company increased by $236,631, or 257.2% from $91,997 during 1997 to $328,628 during 1998. Interest income realized from unused funds from the IPO increased by $148,056, or 160.8% from $92,039 during 1997 to $240,095 during 1998. Interest income earned from the unused portion of the funds realized from the sale of IRBs amounted to $88,532. There was no interest income earned from the unused portion of the funds realized from the sale of IRBs during 1997.


Interest Expense

Interest costs incurred by the Company during 1998 included (1) interest paid to financial institutions on loans made to the Company; (2) interest paid to the Trustee for the Company's IRBs; and (3) amortization of bond costs incurred as a consequence of the completion of the Company's IRB financing. Interest costs incurred by the Company during 1997 included (1) interest paid to financial institutions on loans made to the Company; (2) interest expense related to a one time charge as a result of issuance of the Notes in June 1997; and (3) amortization of loan costs associated with the Company's private placement of $3,000,000 aggregate principal amount of convertible notes.

Interest expenses decreased by $54,871 or 23.7% from $231,108 during 1997 to $176,237 during 1998. During 1997, the Company experienced a one-time charge to interest expense amounting to $204,039 as a result of issuance of the convertible notes in June 1997. Interest paid to financial institutions remained relatively constant in both 1997, $27,069, and 1998, $29,425. The total outstanding principal amount of these loans as of December 31, 1998, was $249,680. Interest expense paid to the Trustee for the Company's IRBs was $146,812 during 1998. There was no interest expense associated with the IRB's in 1997. Bond amortization cost decreased by $116,500 from $124,918 during 1997 to $8,418 during 1998. The 1998 amortization represents loan amortization costs for the new facility as compared to 1997 costs for the amortization of loans associated with the Company's private placement of $3,000,000 aggregate principal amount of convertible notes.


For the Year Ended December 31, 1997
versus December 31,1996


Revenues

Gross revenues increased by $771,382 or 77.9%, from $989,925 during the fiscal year ended December 31, 1996 ("1996") to $1,761,308 during the fiscal year ended December 31, 1997 ("1997").

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

Performance of contract research for five customers was completed in 1997. Two of these customers have initiated new contract research projects with the Company, and in addition, the Company has signed three additional research contracts which began in January 1998. The Company has bids for several contracts pending, an award of any of which would have a significant impact on revenues.


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

Sales, general and administrative expenses consist primarily of compensation and related costs for administrative personnel, depreciation and amortization, professional fees and advertising. Sales, general and administrative expenses increased by $973,186 or 300.5% from $323,820 in 1996 to $1,297,005 in 1997.
Sales, general and administrative expenses as a percentage of revenue were 32.7% in 1996 and 73.6% in 1997. Compensation and benefit expenses increased by $507,739 or 449.4% from $112,983 in 1996 to $620,722 in 1997. This was due in large part to the full-time employment of the four founders of the Company and to payment of bonuses to the executive officers totalling $150,000. Also included in compensation and benefit expenses is a $60,000 bonus paid to a former officer of the Company. Rent payments increased by $60,850 or 733.9% from $8,291 in 1996 to $69,641 in 1997. Professional fees increased by $62,025 or 145.8% from $42,544 in 1996 to $104,569 in 1997. This increase was primarily due to the Company's need for additional outside business and scientific consulting expertise. Depreciation increased by $104,262 or 200.8% from $51,936 in 1996 to $156,198 in 1997. Increased depreciation was attributable to the purchase of additional equipment in the latter part of 1997.

Expenditures for government grant-related research and development activities increased by $138,911 or 118.2% from $117,544 in 1996 to $256,455 in 1997.
Expenditures to perform research and development for establishing fundamental technologies in the Company, or expended in performance of grant-related research activities supplemented by the Company increased by $149,683 or 550.2% from $27,203 in 1996 to $176,886 in 1997. Expenditures for research and development performed on behalf of contract research customers decreased by 13.6% or $22,219 from $163,737 in 1996 to $141,518 in 1997. Research and development activities performed by third parties at the behest of the Company amounted to $56,750 in 1997, and were zero in 1996. Total research and development costs as a percentage of revenue were 31.2% in 1996 and 32.6% in 1997.


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


Liquidity and Capital
Resources

Consistent with the Company's implementation of its growth strategy, 1998 showed a decrease in net operating cash flow in the amount of $1,788,671, as compared to a decrease of $711,615 in 1997. This decrease in both years is due to substantial investments being made by the Company in personnel, equipment, sales, and marketing efforts, and these cost outlays were made possible by capital realized from the Company's Private Placement of convertible notes and initial public offering of common stock. The use of cash in 1998 was fully anticipated by management. However based on expected cash out-flow, management anticipates that unless the Company becomes profitable, the remaining cash available invested by the Company will be needed for general operations.

Net working capital as of December 31, 1997 and December 31, 1998 was $5,865,715 and $1,356,458 respectively. This decrease is a direct result of capital expenditures on new scientific instrumentation, computers, and furniture and fixtures ($956,547), costs associated with the new facility ($1,694,868), implementation of marketing and selling divisions within the Company ($430,113), and costs associated with additional staffing and direct materials necessary to expand the Company's technology offerings ($1,427,719).

IRBs sold by the Company (in the amount of $4,000,000) were issued by the Virginia Small Business Financing Authority. The IRBs were issued pursuant to an Indenture of Trust dated March 15,1998, between the Virginia Small Business Financing Authority and Crestar Bank, a Virginia banking association, the named Trustee. The IRBs were issued and sold to facilitate construction of the Company's facility in the Gateway Centre Development at 601 Biotech Drive in Chesterfield County, Virginia. Funds generated by the sale of the IRBs are restricted and may only be used for the construction of the Company's new facility. Construction of the new facility began in early June and was completed in late November 1998. Of the $4,000,000 issued by the Virginia Small Business Financing Authority, $402,991 remains as restricted cash on the balance sheet of the Company as of December 31, 1998. All of the Company's administrative and research operations have been consolidated into this facility and were fully operational by mid December 1998.

Year 2000 Project

The Company is working to resolve the potential impact of the Year 2000 on the ability of the Company's computerized information systems to accurately process information that may be date-sensitive. Any of the Company's programs that recognize a date using "00" as the year 1900 rather than 2000 could cause errors or system failures. The Company is in the process of making its assessment of the potential impact of the Year 2000 issue. As of March 1, 1999:

o The Company's financial institutions are in the process of addressing Year 2000 compliance issues. These financial institutions anticipate completion of this review in the first quarter of 1999.

o During 1998, the Company upgraded its general accounting system to a Year 2000 compliant version.

o The Company is in the process of updating its payroll system to meet Year 2000 compliance standards, and will complete this effort by the end of the first quarter of 1999.

o The Company is currently evaluating older equipment to see if such equipment meets Year 2000 compliance standards and anticipates completion of this review during the second quarter of 1999.

o The Company believes that all equipment purchased during 1998 is Year 2000 compliant.

o The Company believes that equipment performing analytical data research is not date sensitive, and, therefore, will not have to be replaced or improved.

o The Company is currently communicating with suppliers and customers to determine the extent to which they have addressed Year 2000 issues. Of the Company's 10 major suppliers, a majority is either Year 2000 compliant or expects to be in compliance by the end of the second quarter of 1999. The Company is in the process of contacting customers to see if their business operations are Year 2000 compliant. As of March 1, 1999, the Company contacted twenty three percent of its customers. The Company expects to complete its Year 2000 compliance assessment of its suppliers and customers during the first and second quarters of 1999.

The Company believes that it will complete its Year 2000 program by the end of the third quarter of 1999. The Company expects that the costs associated with Year 2000 compliance will not exceed $30,000, and will not have an adverse material impact on the Company's financial position.


Forward Looking
Statements

Management has included herein certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used, statements not historical in nature, including the words "anticipated," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. Such statements are, by their nature, subject to certain risks and uncertainties.

Among the factors that could cause the actual results to differ materially from those projected are the following:

o    Business conditions and the general economy

o The development and implementation of the Company's long-term business goals, including new areas of expertise, such as paternity testing, DNA testing in horses, and large scale bacterial fermentation

o    The federal, state and local regulatory environment

o    Lack of demand for the Company's services

o The ability of the Company's customers to perform services similar to those offered by the Company "in-house"

o Potential cost containment by the company's customers resulting in fewer research and development projects

o The Company's ability to receive accreditation to provide various services, including, but not limited to paternity testing

o    The Company's ability to hire and retain highly skilled employees

o    The Company's ability to obtain foreign patent protection for HepArrest

Other risks, uncertainties, and factors that could cause actual results to differ materially from those projected are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission, including Forms 8-K, 10-QSB, and 10-KSB.

                                     [LOGO]

                             McGLADREY & PULLEN, LLP
                  --------------------------------------------
                  Certified Public Accountants and Consultants

Independent Auditor's Report

To the Board of Directors and Stockholders
Commonwealth Biotechnologies, Inc.
Richmond, Virginia

We have audited the accompanying balance sheet of Commonwealth Biotechnologies, Inc. as of December 31, 1998 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Commonwealth Biotechnologies, Inc. for the year ended December 31, 1997 were audited by other auditors whose report, dated February 9, 1998, expressed an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth
Biotechnologies, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ McGLADREY & PULLEN, LLP

Richmond, Virginia
January 22, 1999

Commonwealth Biotechnologies, Inc.


BALANCE SHEETS
December 31, 1998 and 1997

===========================================================================================
                                                                   1998            1997
-------------------------------------------------------------------------------------------
Assets
Current Assets
   Cash and cash equivalents                                   $  2,091,586    $  6,273,765
   Accounts receivable (Note 3)                                     302,936         153,227
   Prepaid expenses                                                  76,500          62,973
-------------------------------------------------------------------------------------------
       Total current assets                                       2,471,022       6,489,965

Property and Equipment, less accumulated depreciation
   1998 $597,671; 1997 $290,970 (Notes 2, 3 and 4)                7,263,788       1,435,812
-------------------------------------------------------------------------------------------

Other Assets
   Bond issuance costs, less accumulated amortization $8,418        260,181            --
   Restricted cash (Note 4)                                         402,991            --
   Deposits and other                                                 3,200           5,829
-------------------------------------------------------------------------------------------
       Total other assets                                           666,372           5,829
                                                               $ 10,401,182    $  7,931,606
============================================================================================
Liabilities and Stockholders' Equity
Current Liabilities
   Demand note payable (Note 3)                                $    249,680    $    314,680
   Accounts payable and other current liabilities                   797,597         309,570
   Deferred revenue                                                  67,286            --
-------------------------------------------------------------------------------------------
       Total current liabilities                                  1,114,563         624,250

Bonds Payable (Note 4)                                            4,000,000            --
-------------------------------------------------------------------------------------------
       Total liabilities                                          5,114,563         624,250
-------------------------------------------------------------------------------------------

Commitments  (Note 6)

Stockholders' Equity
   Common stock, no par value, 10,000,000 shares authorized,
     1998 1,633,214; 1997 1,620,514, shares issued and
     outstanding                                                       --              --
   Additional paid-in capital                                     8,838,664       8,762,464
   Accumulated deficit                                           (3,552,045)     (1,455,108)
-------------------------------------------------------------------------------------------
       Total stockholders' equity                                 5,286,619       7,307,356
-------------------------------------------------------------------------------------------
                                                               $ 10,401,182    $  7,931,606
============================================================================================


See Notes to Financial Statements.

Commonwealth Biotechnologies, Inc.


STATEMENTS OF OPERATIONS
Years Ended December 31, 1998 and 1997


================================================================================
                                                      1998              1997
================================================================================
Revenue (Note 7):
   Laboratory services                             $   876,508      $   853,810
   Contract research                                   466,455          561,007
   Government grants                                   261,304          346,491
--------------------------------------------------------------------------------
       Total revenue                                 1,604,267        1,761,308
--------------------------------------------------------------------------------

Costs and expenses:
   Cost of services                                  1,125,564          794,236
   Sales, general and administrative                 2,244,615        1,297,005
   Research and development                            474,998          574,859
--------------------------------------------------------------------------------
       Total costs and expenses                      3,845,177        2,666,100
--------------------------------------------------------------------------------

       Operating loss                               (2,240,910)        (904,792)
--------------------------------------------------------------------------------

Other income (expense):
   Interest expense (Note 4)                          (184,655)        (356,026)
   Interest income                                     328,628           91,997
--------------------------------------------------------------------------------
       Total other income (expense)                    143,973         (264,029)
--------------------------------------------------------------------------------

       Net loss                                    $(2,096,937)     $(1,168,821)
================================================================================

Loss per common share, basic and diluted           $     (1.29)     $     (3.55)
================================================================================

See Notes to Financial Statements

Commonwealth Biotechnologies, Inc.


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 1998 and 1997

===========================================================================================================
                                                      Number        Additional
                                                    of  Shares        Paid-In      Accumulated
                                                    Outstanding       Capital        Deficit         Total
-----------------------------------------------------------------------------------------------------------
Balance, January 1, 1997                                  71,273   $   135,422   $    26,847    $   162,269
   Contributed services (Note 5)                            --          36,346          --           36,346
   Distribution to stockholders                             --            --         (96,851)       (96,851)
   Conversion to C Corporation                              --         216,283      (216,283)
   Purchase of warrants by founding stockholders            --             100          --              100
   Conversion of convertible subordinated notes
     to common stock at a conversion price of
     $6 per share, net of unamortized costs              500,000     2,751,187          --        2,751,187
   Initial public offering ("IPO") of
     1,015,000 shares of common stock at
     $6 per share, net of costs                        1,015,000     5,417,578          --        5,417,578
   Effect of interest expense on convertible notes
     paid in common stock at $6 per share                 34,241       205,446          --          205,446
   Purchase of warrants by underwriters of IPO              --             102          --              102
   Net loss                                                 --            --      (1,168,821)    (1,168,821)
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                             1,620,514     8,762,464    (1,455,108)     7,307,356
   Issuance of common stock                               12,700        76,200          --           76,200
   Net loss                                                 --            --      (2,096,937)    (2,096,937)
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                             1,633,214   $ 8,838,664   $(3,552,045)   $ 5,286,619
===========================================================================================================

See Notes to Financial Statements.

Commonwealth Biotechnologies, Inc.


STATEMENTS OF CASH FLOWS
Years Ended December 31, 1998 and 1997

==============================================================================================
                                                                       1998           1997
==============================================================================================
Cash Flows From Operating Activities
   Net loss                                                        $(2,096,937)   $(1,168,821)
   Adjustments to reconcile net loss to net cash used in
     operating activities:
       Depreciation and amortization                                   319,180        283,471
       Issuance of common stock for interest
         on convertible notes                                             --          205,446
       Contributed services                                               --           36,346
       Changes in assets and liabilities:
         Accounts receivable                                          (149,709)       (36,790)
         Prepaid expenses                                              (13,527)       (61,893)
         Restricted cash                                              (402,991)          --
         Accounts payable                                              488,027        230,626
         Deferred revenue                                               67,286       (200,000)
---------------------------------------------------------------------------------------------
           Net cash used in operating activities                    (1,788,671)      (711,615)
---------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
   Purchases of property and equipment                              (6,137,909)    (1,348,400)
   Deposits                                                              1,800          4,525
---------------------------------------------------------------------------------------------
           Net cash used in investing activities                    (6,136,109)    (1,343,875)
---------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
   Proceeds from issuance of bonds payable, net of issuance cost     3,731,401        488,161
   Principal payments on long-term debt and note payable               (65,000)      (366,461)
   Stockholder distributions                                              --          (96,851)
   Proceeds from IPO of common stock, net of costs                        --        5,417,578
   Purchase of warrants                                                   --              202
   Proceeds from issuance of common stock                               76,200           --
   Proceeds from issuance of convertible subordinated notes,
     net of deferred loan costs                                           --        2,626,269
---------------------------------------------------------------------------------------------
           Net cash provided by financing activities                 3,742,601      8,068,898
           Net increase (decrease) in cash and cash equivalents     (4,182,179)     6,013,408
Cash and cash equivalents:
   Beginning                                                         6,273,765        260,357
---------------------------------------------------------------------------------------------
   Ending                                                          $ 2,091,586    $ 6,273,765
=============================================================================================
Supplemental Disclosure of Cash Flow Information
   Cash payments for interest                                      $   165,678    $    27,069
=============================================================================================

See Notes to Financial Statements.

COMMONWEALTH BIOTECHNOLOGIES, INC.


Notes to Financial Statements
--------------------------------------------------------------------------------


Note 1.  Nature of Business and Significant Accounting Policies

Nature of business: Commonwealth Biotechnologies, Inc., (the "Company"), was formed on September 30, 1992, for the purpose of providing specialized analytical laboratory services for the life scientist. The Company provides basic research services in the general areas of protein/peptide and DNA/RNA chemistries. Such services include synthesis, sequence analysis, composition analysis, protein purification and biophysical characterization of biologically relevant materials. The Company also pursues its own research and development intended to lead to intellectual properties.

A summary of the Company's significant accounting policies follows:

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue recognition: The Company recognizes revenue and related profit upon the completion of laboratory service projects, or upon the delivery and acceptance of biologically relevant materials that have been synthesized in accordance with project terms. Laboratory service projects are generally administered under fee-for-service contracts or purchase orders. Any revenues from research and development arrangements, including corporate contracts and research grants, are recognized pursuant to the terms of the related agreements as work is performed, or as scientific milestones, if any, are achieved. Amounts received in advance of services to be performed or acceptance of a milestone, are recorded as deferred revenue.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At times, the Company maintains cash balances in excess of FDIC insured amounts.

Property and equipment: Property and equipment are recorded at cost. Depreciation is computed principally by the straight-line method over the following estimated useful lives providing depreciation and amortization for financial reporting purposes. The cost of repairs and maintenance is expensed as incurred. The estimated useful lives of assets are as follows:

----------------------------------------------------------
Buildings                                          39.5
----------------------------------------------------------
Laboratory and computer equipment                   5.0
----------------------------------------------------------
Furniture and fixtures and office equipment         7.0
----------------------------------------------------------
Automobile                                          5.0
----------------------------------------------------------

Other assets: Bond issuance costs consist of origination costs associated with the 1998 bond issue and are being amortized over twenty-five years using the straight-line method, which is not materially different than the effective interest method. Amortization expense was $8,418 for the year ended December 31, 1998.

Income taxes: The Company elected Subchapter S Corporation status from its inception through June 1997. Accordingly, the taxable income of the Company has been "passed-through" to its stockholders, and they have been subject to the tax on any income earned by the Company.

As more fully described in Note 10, the Company organized a private placement offering of convertible subordinated notes in June, 1997, which caused the income tax status of the Company to change from S Corporation status to C Corporation status. Therefore, at June 25, 1997, the undistributed earnings were treated as a constructive distribution to the original stockholders and as a contribution to additional paid-in capital.

As a C Corporation, the Company is responsible for income taxes payable resulting from earnings subsequent to June 25, 1997.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a

COMMONWEALTH BIOTECHNOLOGIES, INC.

Notes to Financial Statements
--------------------------------------------------------------------------------

valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Research and development: Costs incurred in connection with research and development activities are expensed as incurred. These consist of direct and indirect costs associated with specific research and development projects. Internal research and development cost, which are included in research and development cost in the statement of operations, were $272,041 and $176,886 for the years ended December 31, 1998 and 1997, respectively.

Loss Per Common Share: Basic loss per share has been computed on the basis of the weighted-average number of common shares outstanding. Common shares issuable upon exercise of the employee stock options (see Note 11) have not been included in the computation because their inclusion would have had an anti-dilutive effect applicable to the net loss. Following is information regarding the computation of loss per share data for the years ended December 31, 1998 and 1997, respectively.

==============================================================================================
                                              1998                          1997
----------------------------------------------------------------------------------------------
                                     Numerator      Denominator   Numerator      Denominator
----------------------------------------------------------------------------------------------
Basic Loss Per Share
   Loss available to stockholders   $(2,096,937)          --     $(1,168,821)          --
   Average shares outstanding              --        1,622,340          --          329,480
Effect of Dilutive Shares                  --             --            --             --

Reclassifications: Certain amounts in the 1997 financial statements have been reclassified, with no effect on the results of operations or stockholders' equity, to conform to the classifications adopted in 1998.

Fair Value of Financial Instruments: The Company has determined, based on available market information and appropriate valuation methodologies, that the fair value of its financial instruments approximates carrying value. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturity of the instruments. The carrying amounts of debt approximates fair value because the interest rates under the credit agreement are predominantly variable, based on current market conditions.


Note 2.  Property and Equipment

Property and equipment consisted of the following:

=================================================================================
                                                      1998              1997
---------------------------------------------------------------------------------
Land                                              $   403,919       $      --
Building                                            4,783,107              --
Laboratory and computer equipment                   2,473,938          1,662,346
Furniture, fixtures and office equipment              175,858             39,800
Automobile                                             24,637             24,637
---------------------------------------------------------------------------------
                                                    7,861,459          1,726,783
Less accumulated depreciation                         597,671            290,971
---------------------------------------------------------------------------------
                                                  $ 7,263,788       $  1,435,812
=================================================================================


Depreciation expense was $309,933 and $156,918 for the years ended December 31, 1998 and 1997, respectively.

COMMONWEALTH BIOTECHNOLOGIES, INC.


Notes to Financial Statements
--------------------------------------------------------------------------------


Note 3.  Demand Notes Payable

The Company has a demand note payable with a bank, which bears interest at the bank's prime rate plus 1% (8.75% at December 31, 1998). The note has no stated maturity and is collateralized by a security interest in the Company's accounts receivable, equipment and intangibles. The balance was $249,680 and $314,680 at December 31, 1998 and 1997, respectively.


Note 4.  Bonds Payable
--------------------------------------------------------------------------------

Bonds payable consist of:
Industrial Revenue Development Bonds Series 1998A, 5.2%-7.0%, payable in monthly installments of interest only through March 15, 2000, annual installments of principal and interest from March 15, 2001 through March 15, 2023, secured by a first deed of trust on land and building
   with a carrying value of $5,174,878                                               $ 3,670,000

Industrial Revenue Development Bonds Series 1998B, 8.0%, payable in monthly installments of interest only through March 15, 2023 and a final payment of
   $330,000 due March 15, 2023, secured by a second deed of trust on land and building with a carrying value of
   $5,174,878                                                                            330,000
------------------------------------------------------------------------------------------------
                                                                                     $ 4,000,000
Maturities of long-term debt are as follows:
Year Amount
1999                                                                                 $      --
2000                                                                                        --
2001                                                                                      85,000
2002                                                                                      90,000
2003                                                                                      95,000
Thereafter                                                                             3,730,000
------------------------------------------------------------------------------------------------
                                                                                     $ 4,000,000
================================================================================================

The total interest expense reported in the Statements of Operations for the years ended December 31, 1998 and 1997 was $184,655 and $356,026, respectively. During 1998, $53,815 of interest was capitalized as part of the cost of the Company's new laboratory facility. No interest was capitalized in 1997.


Note 5.  Commitments and Contingencies

Leases: During 1997 through November 1998, the Company leased its laboratory and office space under an operating lease. Upon moving to its new facility in November 1998, the leases were cancelled. Total rent expense for all operating leases for each of the years ended December 31, 1998 and 1997, was $174,662 and $69,141, respectively.

Sales commitments: At December 31, 1998, the Company is performing services under contract with several companies. These companies include Insmed Pharmaceuticals (Richmond, Virginia), BLM Group (Cambridge, Massachusetts), Strategic Diagnostics (Newark, Delaware), Creative Bio Molecular (Hopkinton, Massachusetts), Santa Cruz Aids Research Foundation (Santa Cruz, California), Sulzer Carbomedics (Austin, Texas), AXO Diagnostics (Gaithersburg, Maryland), Clayton Foundation (Houston, Texas), Genetic Therapy, Inc. (Gaithersburg, Maryland), Lofstrand Labs (Gaithersburg, Maryland), Bristol Meyers Squibb (Princeton, New Jersey), and Dupont Pharmaceuticals (Wilmington, Delaware).

Employment Agreements: On June 24, 1997, the Company entered into employment agreements with its founders. Each of the agreements has a term of five years with specified base salaries and provide for successive one-year terms. In addition, except for 1997, the employment agreements provide the Company's executive officers with annual bonuses equal to, in the aggregate,

COMMONWEALTH BIOTECHNOLOGIES, INC.


Notes to Financial Statements
--------------------------------------------------------------------------------

15% of the Company's pretax net income for the preceding fiscal year. For the fiscal year ended December 31, 1998, there were no bonuses for the Company's executive officers.

In connection with the aforementioned employment agreements, the Company has recognized the fair value for services rendered by its founders in its financial statements. The financial statement recognition is achieved by reflecting a charge against income for contributed services and a contribution to additional paid-in capital for 1997. The fair value of the charges have been established based on the approximate number of hours worked by the Company's founders annually, and application of a base hourly rate that increases approximately 5% annually to the approximate hourly rate reflected in the agreement applied at June 24, 1997.


Note 6.  Retirement Plan

The Company maintains a 401(k) Plan (the "Plan") which covers substantially all employees. Under the Plan, employees may elect to defer a portion of their salary, up to the maximum allowed by law, and the Company will match the contribution up to 1% of the employee's salary. The Company made contributions of $6,309 to the Plan in 1998 (None in 1997).


Note 7.  Major Customers

During 1997, the Company derived revenues from two customers amounting to $377,932 and $226,239, respectively, and comprised of 34% of the total revenue for 1997. For the year ended December 31, 1998, there were no revenue concentrations.


Note 8.  Compensation and Benefit Costs

Compensation and benefit costs are included in the statements of operations as follows:

========================================================================================================
                                                                                  1998           1997
--------------------------------------------------------------------------------------------------------
Cost of services                                                              $   511,664    $   338,994
Selling, general and administrative expenses                                      782,833        620,721
Research and development costs                                                    378,619        361,925
--------------------------------------------------------------------------------------------------------
                                                                              $ 1,673,116    $ 1,321,640
========================================================================================================


Note 9.  Income Taxes

The difference between expected income tax benefits and income tax benefits recorded in the financial statements is explained below:

========================================================================================================
                                                                                  1998           1997
--------------------------------------------------------------------------------------------------------
Income taxes (credits) computed at 34% statutory rate                         $  (712,959)   $  (397,399)
Change in valuation allowance                                                     775,461        429,098
Other                                                                             (62,502)       (31,699)
--------------------------------------------------------------------------------------------------------
                                                                              $       --     $       --
========================================================================================================

COMMONWEALTH BIOTECHNOLOGIES, INC.


Notes to Financial Statements
----------------------------------------------------------------------------

The significant components of deferred income tax assets and liabilities as of December 31 consist of the following:

============================================================================
                                                       1998          1997
----------------------------------------------------------------------------
Deferred tax assets:
   Effect of net operating loss                      $1,190,578   $  463,329
   Other                                                182,047       41,629
----------------------------------------------------------------------------
                                                      1,372,625      504,958
Deferred tax liabilities:
   Tax depreciation in excess of book depreciation      168,066       75,860
----------------------------------------------------------------------------
Net deferred tax asset before valuation allowance     1,204,559      429,098
Less valuation allowance                              1,204,559      429,098
----------------------------------------------------------------------------
Net deferred tax asset                               $     --     $     --
============================================================================

Operating loss carryforwards of approximately $2,382,000 and $1,119,000 may be used to offset future taxable income, which were generated in the years ended December 31, 1998 and 1997, respectively. The loss carryforwards expire in 2018 and 2012, respectively.


Note 10.  Private Placement and Initial Public Offering

On June 24, 1997, the Company declared a 93.78-for-1 stock split which has been retroactively reflected in the accompanying financial statement and related notes.

On June 25, 1997, the Company sold 60 convertible subordinated notes ("notes"), with a principal amount of $50,000, in a private placement offering at an offering price of $50,000 per note. The Company received net proceeds of $2,626,269, after underwriting and other offering costs of $373,731. Each note carried interest at the rate of 20% and was converted into shares of the Company's common stock. Interest was paid through the date of the conversion in the form of additional shares of common stock, which were issued based on a conversion price of $6.00 for each share of common stock. Each note was automatically converted into a minimum of 8,333.33 shares of the Company's common stock.

Upon the closing of the private placement offering, the Company issued warrants to members of management for the purchase of 100,000 shares of common stock. The warrants were issued at $.001 per share, and will be exercisable for a period of ten years expiring June 2007 at an exercise price of $9.90 per share.

On October 25, 1997, the Company completed its initial public offering (IPO) and received net proceeds of $5,417,578, after underwriting and other offering costs of $844,922, which includes $172,500 representing the approximate fair value of warrants issued to the underwriters, as described in the following paragraph.

On November 13, 1997, Anderson & Strudwick the ("Underwriters") purchased warrants for 101,500 shares of common stock. The warrants were issued to the Underwriter at $.001 per share, and will be exercisable for a period of five years at an exercise price of $9.90 per share.


Note 11.  Stock Compensation

The Company adopted its Stock Incentive Plan (the "Plan") on June 24, 1997. The Plan provides for the granting to employees, officers, directors, consultants and certain other nonemployees of the Company of options to purchase shares of common stock. A maximum of 410,000 shares of common stock may be issued pursuant to the Plan. Of the maximum number of shares to be issued under the Plan, 270,000 will be reserved for incentive awards to be granted to the founders of the Company, and 140,000 shares will be reserved for incentive awards to be granted to others.

Incentive awards may be in the form of stock options, restricted stock, incentive stock or tax offset rights. In the case of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), the exercise price will not be less than 100% of the fair market value of shares covered at the time of the grant, or 110% for incentive stock options granted to persons who own more than 10% of the Company's voting shares. Options granted under the Plan generally vest over a five-year period from the date of grant and are exercisable for ten years, except that the term may not exceed five years for incentive stock options granted to persons who own more than 10% of the Company's outstanding common stock.

COMMONWEALTH BIOTECHNOLOGIES, INC.


Notes to Financial Statements
--------------------------------------------------------------------------------

The Company applies Accounting Principles Board Opinion No. 25 and related accounting interpretations in accounting for its Plan and accordingly, no compensation cost has been recognized. Had compensation cost for the Company's Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method prescribed by FASB No. 123, Accounting for Stock-Based Compensation, the Company's net loss and loss per share would have increased to the proforma amounts indicated below as if the Plan had been in effect for the periods presented:

================================================================================
                                        1998             1997
--------------------------------------------------------------------------------
Net loss:
   As reported, historically      $  (2,096,937)    $  (1,168,821)
   Proforma                          (2,263,110)       (1,471,037)
Loss per common share:
   As reported, historically              (1.29)            (3.55)
   Proforma                               (1.39)            (4.46)


Under FASB No. 123, the fair value of each management stock option and warrant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for grants in 1998 and 1997, respectively: No dividend yield, expected volatility of 76% and 34%, risk-free interest rate of 5.1% and 5.5%, and expected lives of 5 years.

Stock option and warrant transactions are summarized as follows:

===========================================================================================
                                                                Weighted           Weighted
                                                                Average            Average
                                                                Exercise           Exercise
                                                        1998     Price      1997    Price
-------------------------------------------------------------------------------------------
Options and warrants outstanding,
   beginning of year                                   515,900    $9.23       --     $ --
Granted                                                 32,400     8.25    515,900    9.23
Exercised                                              (12,700)    6.00       --       --
Lapsed                                                  (3,850)    6.00       --       --
------------------------------------------------------------------------------------------
Options and warrants outstanding,
   end of year                                         531,750    $9.11    515,900   $9.23
------------------------------------------------------------------------------------------
Options and warrants exercisable,
   end of year                                         346,808    $9.05     77,564   $8.36
------------------------------------------------------------------------------------------
Weighted-average fair value per option and warrant
   for options and warrants granted during the year      $5.71               $1.70
------------------------------------------------------------------------------------------


The following table summarizes information about stock options and warrants outstanding at December 31, 1998:


=====================================================================================  ======================================
                                       Outstanding                                                   Exercisable
-------------------------------------------------------------------------------------  --------------------------------------
                                                    Weighted             Weighted                                 Weighted
                                                     Average              Average                                  Average
     Exercise                                       Remaining            Exercise                                 Exercise
      Prices                    Number          Contractual Life           Price              Number                Price
     Per Share                Outstanding            (Years)             Per Share          Exercisable           Per Share
-------------------------------------------------------------------------------------  --------------------------------------
  $ 5.50 -  7.00                 93,450                 9                $ 6.00                70,750             $  6.00
    7.50 -  9.00                 27,200                10                  7.85                 8,800                7.85
    9.25 - 10.00                411,100                 7                  9.90               267,258                9.90
-------------------------------------------------------------------------------------  --------------------------------------
  $ 5.50 - 10.00                531,750                 8                $ 9.11               346,808             $  9.05
=====================================================================================  ======================================

                                    [PHOTO]


The Executive Officers and Board of Directors

Executive Officers

Richard J. Freer, Ph.D                      Robert B. Harris, Ph.D.
Chairman of the Board                       President

Thomas R. Reynolds                          James H. Brennan, MBA
Senior Vice President and Secretary         Controller

Directors

Richard J. Freer, Ph.D.                     Robert B. Harris, Ph.D.
Chairman of the Board                       President

Thomas R. Reynolds                          Charles A. Mills
Senior Vice President and Secretary         Director and CEO,
                                            Anderson & Strudwick, Inc.

Peter Einselen                              The Honorable George F. Allen
Director, and Senior Vice President,        Director, and Partner,
Anderson & Strudwick, Inc.                  McGuire, Woods, Battle & Boothe, LLP

                                     [PHOTO]



Corporate Information


Corporate Office:                     Transfer Agent and Registrar

Commonwealth Biotechnologies, Inc.    American Securities Transfer
601 Biotech Drive                     and Trust, Inc.
Richmond, Virginia 23235              938 Quail Street, Suite 101
                                      Denver, Colorado 80215-5513
phone: 800-735-9224; 804-648-3820
fax: 804-648-2641
email: cbi@i2O2O.net                  Independent Auditors
web site: www.cbi-biotech.com
                                      McGladrey and Pullen, LLP
General Counsel                       1051 East Cary Street
                                      Richmond, Virginia 23218
LeClair Ryan
A Professional Corporation
707 East Main Street
Richmond, Virginia 23219

PFIZER, INC.

PHARMACOPEIA

PICOWER INSTITUTE

PIONEER HI-BRED INTERNATIONAL

PRINCETON UNIVERSITY

PROCYTE, INC.

PUBLIC HEALTH RESEARCH INSTITUTE

PURDUE UNIVERSITY

QUEST INTERNATIONAL

RAJIV GHANDI BIOTECH CENTER

RESEARCH TRIANGLE INSTITUTE

RIBI IMMUNOCHEM

RICE UNIVERSITY

ROCHE INSTITUTE MOLECULAR BIOLOGY

ROCKEFELLER UNIVERSITY

ROCKY MOUNTAIN LABS

ROSWELL PARK CANCER INSTITUTE

RUTGERS UNIVERSITY

SAN FRANCISCO STATE UNIVERSITY

SCANTIBODIES, INC.

SCHEPENS EYE INSTITUTE

SCHERING PLOUGH

SCRIPPS RESEARCH INSTITUTE

SEARLE RESEARCH AND DEVELOPMENT

SIGMA

SIGNET LABS

SKIRBALL INSTITUTE

SLOAN KETTERING CANCER INSTITUTE

SMALL MOLECULE THERAPEUTICS

SMITH KLINE BEECHAM

SOMATIX THERAPEUTICS

ST. ELIZABETH'S MEDICAL COLLEGE

ST. JUDE'S RESEARCH HOSPITAL

ST. LOUIS UNIVERSITY

STAR BIOCHEMICALS

STRATEGIC DIAGNOSTICS

SUNY BROOKLYN

SUNY BUFFALO

SUNY STONY BROOK

SYMBIOTECH

SYSTEMIX

TAMPA BAY RESEARCH INSTITUTE

TEL AVIV UNIVERSITY

TEMPLE UNIVERSITY SCHOOL OF MEDICINE

TEMPLE UNIVERSITY TRC

THERMOGEN, INC.

TRIARCO INDUSTRIES

TRITON CHITOS, INC.

TULANE UNIVERSITY

U.S. ARMY ABERDEEN

U.S. DEPT OF AGRICULTURE RESEARCH LABS

UNICAMP, INC.

UNILEVER, INC.

UNITED STATES SURGICAL CORPORATION

UNIVAX, INC.

UNIVERSITY OF KENTUCKY

UNIVERSITY DE LA REPUBLICA

UNIVERSITY OF AKRON

UNIVERSITY OF ALABAMA

UNIVERSITY OF ALABAMA BRIMINGHAM

UNIVERSITY OF ALASKA AT ANCHORAGE

UNIVERSITY OF ALASKA AT FAIRBANKS

UNIVERSITY OF ALBERTA

UNIVERSITY OF ARKANSAS

UNIVERSITY OF BERGEN

UNIVERSITY OF BOLOGNA

UNIVERSITY OF CALIFORNIA AT SAN DIEGO

UNIVERSITY OF CALIFORNIA AT SAN FRANCISCO

UNIVERSITY OF CALIFORNIA AT BERKELEY

UNIVERSITY OF CALIFORNIA AT LOS ANGELES

UNIVERSITY OF CAPETOWN

UNIVERSITY OF CINCINNATI

UNIVERSITY OF COLOGNE

UNIVERSITY OF COLORADO

UNIVERSITY OF CONNECTICUT

UNIVERSITY OF FLORIDA HEALTH SCI. CTR.

UNIVERSITY OF GENEVA

UNIVERSITY OF ICELAND

UNIVERSITY OF IDAHO

UNIVERSITY OF ILLINOIS

UNIVERSITY OF ILLINOIS CHICAGO CIRCLE

UNIVERSITY OF IOWA

UNIVERSITY OF KANSAS

UNIVERSITY OF LOUISVILLE

UNIVERSITY OF MANITOBA

UNIVERSITY OF MARYLAND BALTIMORE

UNIVERSITY OF MARYLAND COLLEGE PARK

UNIVERSITY OF MEDICINE AND DENTISTRY N.J.

UNIVERSITY OF MICHIGAN

UNIVERSITY OF MINNESOTA

UNIVERSITY OF NEW MEXICO

UNIVERSITY OF OKLAHOMA

UNIVERSITY OF PENNSYLVANIA

UNIVERSITY OF PITTSBURGH

UNIVERSITY OF RICHMOND

UNIVERSITY OF ROCHESTER

UNIVERSITY OF SAO PAULO

UNIVERSITY OF SASSAIRI

UNIVERSITY OF SOUTHERN CALIFORNIA

UNIVERSITY OF SOUTHERN MISSISSIPPI

UNIVERSITY OF TEXAS

UNIVERSITY OF TEXAS HEALTH SCI. CTR.

UNIVERSITY OF TORONTO

UNIVERSITY OF VIRGINIA

UNIVERSITY OF WATERLOO

UPPSALA UNIVERSITY

VA MEDICAL CENTER, RICHMOND

VA MEDICAL CENTER, SYRACUSE

VANDERBILT UNIVERSITY

VERTX PHARMACEUTICALS

VIMS

VIRGINIA COMMONWEALTH UNIVERSITY

VIRGINIA STATE UNIVERSITY

VIGINIA TECH

VIRGINIA UNION UNIVERSITY

VITEX, INC.

VYSIS, INC.

WAKE FOREST UNIVERSITY

WAKO CHEMICALS, INC.

WALTHER ONCOLOGY CENTER

WASHINGTON STATE UNIVERSITY

WAYNE STATE UNIVERSITY

WHEELER INSTITUTE

WOLPERT POLYMERS

WRIGHT PATTERSON AIR FORCE COMMAND

WYETH LABS

XENOVIA

XOMA CORPORATION