Form 10KSB, Exhibit 13
period 1999-12-31
COMMONWEALTH BIOTECHNOLOGIES INC
filed 2000-03-30
CIK 1042418

To the Shareholders of
Commonwealth Biotechnologies, Inc.

          CBI was founded with a single employee working in one laboratory. Today, CBI has a staff of 37, including ten doctoral scientists. Our client base has grown to over 1,000 investigators. We invite you to scan the names on the inside covers of this report. You'll find our clients are private companies, academic institutions and government agencies from across the globe.

          1999 was a year of financial challenge for CBI, but we are moving forward into 2000 confident of our mission and excited by our prospects.

          1999 was also our third year of operations as a public company and marked the first full year of operations in our new facility in Richmond, Virginia. The building not only consolidated all our operations under one roof, it also allowed us to efficiently integrate our technologies, saving both time and money. Here's an example. Last year, we completed three comprehensive projects for one client in less than four months' time. The revenues realized were about $440,000, and it would not have been possible to do these projects if we had not been in our new facility.

          Further, this particular client designated CBI a selected vendor as a consequence of our efficiency and the quality of the work we delivered. To our mutual satisfaction, CBI has been chosen to perform several projects of similar magnitude for this same client during the course of 2000.

[GRAPHIC]

1999 Highlights

In 1999, CBI teamed with the Illinois Institute of Technology Research Institute (IITRI) to pursue federally funded research projects. In August, IITRI notified us that our joint application for proprietary protocol development work had been funded. According to IITRI:

     "...allocating money (to CBI) was not a decision made lightly. First off,
     (CBI) has the science down cold. We looked around and ... they're like night and day compared to other companies." (Richmond Times Dispatch, September 1999)

Initially, this was a five-year contract award for $6 million in total. The funding agency recently increased the contract valuation by nearly 40% over the first 12 months, or by an additional $1.5 million (PR News Wire, December 1999; Richmond Times Dispatch, December 1999). Consequently, over the entire five-year period, the IITRI contract is now valued at about $8.5 million, allowing for even modest increments in contract valuation with each award year. The contract amount was increased because IITRI and the funding agency both recognize CBI's expertise and capabilities. This is a unique opportunity for CBI. To successfully complete the work, we will involve just about every employee, and will utilize virtually every technology at CBI.

There were many other highlights in 1999:

March    CBI was issued the United States patent for HepArrest(TM), our lead human pharmaceutical product. Other patents protecting this property will likely be issued in 2000. Since March, we have been actively engaged in negotiations with potential Big Pharma licensing partners for further development of HepArrest(TM). A successful partnership with a Big Pharma partner will lead to commercialization of the product. It will also bring licensing fees and royalty payments to CBI (if HepArrest(TM) succeeds in clinical trials and meets compliance regulations). Royalties to CBI will provide a sustained high level of revenues in future years.

[GRAPHIC]

April   CBI was named a finalist in the Breakthrough Technologies category of the Greater Richmond Technology Council.

May   CBI announced that it was ready to begin paternity testing based on its ability to rapidly and efficiently perform DNA sequence analysis (Inside Business, May 1999). From a modest start of one or two analyses per month, we now process more than 30 samples monthly, and our sample stream has been growing at a rapid rate. We recently negotiated contracts to perform paternity tests for clients in the Pacific Rim, notably in Korea and Japan. We anticipate accreditation by the American Association of Blood Banks in 2000, which will allow us to compete more effectively for public money contracts to perform paternity testing. Because of our concerted marketing efforts in this area, CBI now routinely receives upwards of 100 inquiries per month for paternity testing.

May We held a dedication ceremony at the new CBI facility. We announced that Dr. Ray Cypess, President and CEO of the American Type Culture Collection in Manassas, Virginia, had been appointed to our Board of Directors. Dr. Cypess served as the keynote speaker at the ceremony. Dr. Cypess is an internationally recognized scientist and a major supporter of biotechnology in Virginia. We are pleased to have his input in shaping the future of CBI.

July   CBI was awarded the "Virginia Technology Fast 50" honor by Deloitte and
Touche LLP of Richmond. In other recognition, Virginia Business July 1999 named CBI to its "Sweet 16" of best performing IPO stocks in Virginia.

September   CBI was recognized for its outstanding scientific achievement as an awardee of a "Phase II Small Business Innovative Research" award from the United States Department of Agriculture.

September   CBI announced a second teaming agreement with Schwartz Electro
Optics, Inc., a major defense contractor (Inside Business, September 1999). Our goal is to developing a bio defense system that uses laser technology to sample and analyze man-made clouds from a safe distance.

November   CBI was featured in the Wall Street Transcript as an example of the new "paradigm" for biotechnology start-up companies.


CBI's Foundation

The mainstay of CBI continues to be our platform technology business. We offer custom synthetic, organic and bioorganic chemistries, spectroscopy services and a full complement of protein, DNA/RNA and genetic identity and analysis testing services. CBI has approximately 15 to 18 contracts out for bid with various potential customers. If awarded, these contracts would provide revenues of approximately $16 million to $18 million over the next two to three years. From September through December 1999, CBI signed nine new contracts with a collective valuation of nearly $2.6 million. These revenues will be realized throughout 2000. CBI's recruitment efforts have resulted in our hiring highly qualified scientists, who in turn make these strong services and contracts possible. We are excited by the international recognition these employees garner.

In the last year, CBI has begun to see the fruits of our efforts in redefining our client base. We now present ourselves to prospective clients as a "project-oriented" company, capable of moving any size project from conception to practice. Our rapidly expanding track record in securing long-term contract commitments is evidence of our success in this area.


Thanks for Your Support

CBI is ready for the new millennium, not only in terms of our compliance with computer issues, but also in terms of our abilities to meet the new challenges of science. To all our hard-working employees, we again owe our thanks and gratitude. We also acknowledge the contributions of Mr. Charles Mills, who resigned from our Board in 1999 to pursue other interests. To our current Board of Directors, our CBI consultants, and our shareholders, we again say thanks.

With best regards,

[GRAPHIC]                                     [GRAPHIC]

Richard J. Freer, Ph.D.                       Robert B. Harris, Ph.D.
Chairman of the Board                         President

[GRAPHIC]                                     [GRAPHIC]

Thomas R. Reynolds                            James H. Brennan
Senior Vice President,                        Controller
 Secretary

We invite your questions and inquires, and we look forward to seeing you at the 2000 Annual Meeting of Shareholders, which will be held at our new facility.


Phone:             800-735-9224
Fax:               804-648-2641
Email:             info@cbi-biotech.com or
                   cbi@i2020.net
Web:               www.cbi-biotech.com.
Address:           601 Biotech Drive
                   Richmond, VA 23235

CBI's Business Style

Since 1992, CBI has provided sophisticated research and development services to the biotechnology industry on a contract basis. We continue to pave the way for the new model of biotechnology. Our success does not depend on commercializing any single product. Rather, CBI combines the platform technology business of life sciences contract research with extramural grant funds that are used to develop our own intellectual properties.

Virtually all our clients are engaged in life sciences research. They use CBI's technologies to generate data and results that support their individual research programs. As of December 1999, the CBI client list exceeded 1000 investigators, 60% of which are in private companies. Our clients are located in 55 countries around the world.


Our Core Focus - One Stop Services

CBI's primary focus continues to be state-of-the-art DNA/RNA and protein/peptide technologies. Genome sequence determination is a growing core business for us. CBI was recently awarded two contracts for total genome sequence determination of different bacteria. Three additional contracts for genome sequencing projects are pending with potential clients. These technologies are often combined with sophisticated biophysical techniques, such as calorimetry, spectroscopy, and mass spectral analysis so that CBI can provide "one stop-shopping" for biotechnology services. All our technologies are fully detailed in our promotional brochures and on our Web site. We are also now equipped with fax-on-demand services for potential customers who want CBI's literature (1-877-329-4224). The Internet is a major gateway for CBI product orders - more than 50% of all orders, and more than 60% of all inquiries come to us from the Internet.

CBI has focused on changing clientele to those who are engaged in project research. In the past several years we watched prices and technologies change. It became increasingly clear that it would be very difficult for CBI to sustain our business if we had to rely on investigators who sent us individual samples for analysis. It was simply not economically viable to grow CBI's business on individual analyses orders or on individual limited DNA sequencing project orders. Thus, we now present ourselves as a comprehensive project company. We have made significant progress in negotiating and signing long-term contractual clients who provide a base income to CBI.

Here are illustrations of that change in focus.

 .    As mentioned in the shareholder letter, last year we completed three projects for one client in less than four months time. Contract value:
     $440,000. This same client has selected CBI to perform several projects of similar magnitude during the course of 2000.

 .    CBI was awarded a research contract from IITRI. Contract value: $8.5 million over the course of five years. This contract will bring about $1.5 million to CBI in 2000.

 .    At any given moment, CBI routinely has more than 15 contract proposals pending with various clients. Contract value: in excess of $16 million. In the period September through December 1999, CBI signed eight new contracts with a collective valuation of nearly $1.1 million. These revenues will be realized throughout the year 2000.


Technologies at CBI

Genomics

CBI recognized early that genomics would become a critical component of understanding all life processes. The company established a sophisticated genomics program over the course of 1999. We are the recipients of two contracts for genomic sequence analysis of two microbes known to be involved in human pathology. We expect to complete this work in 2002. Several additional proposals to undertake new genome sequence analysis projects are pending.

[GRAPHIC]

CBI has expanded its repertoire of genome analysis capabilities and is now offering Taqman(TM) real time PCR analysis for genome studies. In addition to this new technology platform, the Molecular Biology group at CBI has perfected new cloning methods that speed up the process of genome sequence determination. Our Taqman(TM) capabilities will soon be highlighted on our web page. Together, these new technologies allow us to become a significant player in the genomics arena.

Identity and Paternity Testing by Genetic Analysis

CBI has established a DNA Reference Laboratory containing all the necessary work areas required to provide genetic identity and paternity testing. This technology represents a major growth area for us. We currently process more than 30 paternity cases per month, and our sample queue continues to grow. We recently signed a contract to perform paternity testing on samples received from the Pacific Rim countries, notable Korea and Japan. CBI is aggressively pursuing the private sector for paternity testing and has posted a paternity testing web page. The site is cross-listed by keyword on several Internet search engines, and is listed in the Yellow Pages(TM) under "Paternity Testing" in several major metropolitan areas in the Middle Atlantic Region. CBI printed a Paternity Testing brochure and distributed it to all members of the Association of Legal Administrators in Virginia and the surrounding states.

CBI is also accredited to perform DNA identity testing for submission of data into the F.B.I. Combined DNA Index System (CODIS) database. We are competing for state contracts to perform CODIS test analysis of the penal population. In using private companies like ours, states hope to clear their huge backlog of samples.

[GRAPHIC]

Genetic Analysis

CBI has established a Genetic Testing Group and has been registered under the Clinical Laboratories Improvement Act (CLIA). This registration enables us to accept human samples for analysis, as well as to perform analysis of human clinical samples for the presence of known genetic markers. We have already completed a contract for analysis of human tissue samples for the presence of p53, a genetic marker for cancer.

Molecular Biology

CBI continues its focus on molecular biology project research. We have expanded our services to include bacterial and eucaryotic cell over-expression of recombinant proteins. Numerous major clients have engaged our services in this area. Moving forward, we are exploring expanding our capacity for cell and bacterial cultures to even higher volumes so that we can bid on larger projects.

Bioorganic Chemistry

In the last year, CBI was contracted to perform complex chemical syntheses of analogs of natural products. These compounds are being viewed as potential human pharmaceuticals. Chemical synthesis represents a new growth area for CBI and, as demand warrants, our staff will be increased in this area.

Other Technologies

In 1999, CBI was contracted to perform projects that integrated all aspects of our technology base. For one client, we have successfully developed an immunoassay for the presence of specific antibodies in human serum samples. Our work has allowed this client to seek FDA filing for a new diagnostic kit for early detection of cancer. For another client, we are isolating and characterizing bioactive compounds from tissue sources that possess anti-viral activity. For yet another client, we are isolating and characterizing bioactive compounds from cell culture that are reported to mediate changes in human metabolism. The list continues:

 .    We isolated plant DNA for determination of genomic sequence and performed
     DNA library searches for gene discovery.

 .    We developed new techniques for preparation of DNA for genomic sequence analysis.

 .    We isolated and determined the amino acid sequence of proteins associated with bone growth.

CBI's reputation as a state-of-the-art provider of biotechnical services has grown immensely during the past year. As a result, we count among our clients most of the very large companies involved in life sciences research.

Proprietary Research And Development

CBI is actively pursuing research and development programs to develop proprietary products. United States patent #5,877,153 was issued to the Company for one of these products, HepArrest(TM), and the continuation in part to this patent has been filed in the United States, Canada, Japan, and Europe. CBI anticipates that one or all of these continuations to our patent will issue in 2000.

HepArrest(TM)

HepArrest(TM) is intended for use in acute surgical situations where the anticoagulant effects of heparin must be reversed. Restoration of clotting function is critical post-surgery to prevent unwanted bleeding and related post-operative complications. CBI's strategy for HepArrest(TM) is to complete all pre-clinical trials and to present a viable technology to a licensing partner. We are optimistic that this partnership will be created in 2000, and that our partner will take HepArrest(TM) through the investigational new drug
(IND) process as well as the human trials necessary for approval from the FDA and other regulatory agencies. To this end, CBI submitted confidential information packages last year to Big Pharma companies whose product profiles matched the likely market for HepArrest(TM). These companies each have a financial basis suitable for development of a new human pharmaceutical. In the latter part of the 1999, CBI entered into active negotiations to license HepArrest(TM) with two of these companies. We hope to enter into a licensing agreement with one of these Big Pharma companies in 2000.

HepArrest(TM) is patented in the United States and is recognized under the Patent Cooperative Treaty (PCT). National patent filings for HepArrest(TM) are pending in Europe, Canada, and Japan, the three largest potential markets for HepArrest(TM) outside of the United States.

Depending on when the process is started, CBI anticipates that the product could be launched as early as 2004 and could capture a significant portion of the market shortly thereafter. Of course, this assumes that HepArrest(TM) will be successful in clinical trials and that its use will be approved by various regulatory agencies at home and abroad. The first indicated use of HepArrest(TM) will be for coronary artery bypass graft (CABG) surgical procedures, where the anticoagulant effects of heparin must be reversed. However, CABG procedures are only one of the many potential clinical uses of HepArrest(TM). CBI's management team and consultants are working closely with our potential partners to help shape the best possible agreement for both parties.

At present, HepArrest(TM) has no other viable competitors. Even if a new product were to be developed shortly, HepArrest(TM) is appreciably ahead in the commercialization process. If HepArrest(TM)continues to perform in clinical trials as it has in pre-clinical trials, it is not unimaginable that HepArrest(TM) could capture a significantly higher market share than 65%.

While HepArrest(TM) represents the hard work of many current and former CBI employees; we must recognize the seminal contributions of Dr. Michael Sobel, Chief of Cardiovascular Surgery, Syracuse VA Medical Center. Dr. Sobel is a long time collaborator and friend of CBI. His expertise in completing the pre-clinical physiology experiments with HepArrest(TM) was instrumental in bringing us to this point.

We look forward to "the 2000 HepArrest(TM) story" with great anticipation.


AccuTrac(TM)

AccuTrac(TM) is a reagent that facilitates the process of automated DNA sequence analysis. The United States Patent Office notified CBI in February 2000 that our patent application claims for AccuTrac(TM) were allowed. CBI is currently selling AccuTrac(TM) worldwide. We recently signed a non-exclusive agreement with Cosmo Bio Co., Ltd. of Tokyo for distribution of AccuTrac(TM) in Japan. Cosmo Bio Co., Ltd, is one of the leading distributors of chemical and biological reagents in Japan. As part of our agreement, Cosmo Bio Co., Ltd., will mount an aggressive marketing campaign for AccuTrac(TM). The campaign will target investigators in Japanese companies and research institutions who are involved in DNA sequencing projects. A second distribution agreement with an additional Japanese company is pending.

We anticipate a growing market for AccuTrac(TM) as more investigators become familiar with our product.

STOCKHOLDER MATTERS

Market for Common Equity

The Company completed its initial public offering on October 28, 1997 at a price per share of $ 6.00. Since that time, the Common Stock has traded on the NASDAQ Small Cap Market ("NASDAQ"). The following table sets forth the range of high and low sales price per share of Common Stock for 1999.

========================================================================
Period                      High Stock Price            Low Stock Price
------------------------------------------------------------------------
1st Quarter, 1999              $  9.250                    $ 7.875
------------------------------------------------------------------------
2nd Quarter, 1999              $  9.000                    $ 6.438
------------------------------------------------------------------------
3rd Quarter, 1999              $  6.563                    $ 4.188
------------------------------------------------------------------------
4th Quarter, 1999              $ 10.250                    $ 4.750
------------------------------------------------------------------------

On March 15, 2000 the last reported sales price for a share of the Company's Common Stock on NASDAQ was $17.875. As of March 15, 2000, there were 41 holders of record of the Company's Common stock and approximately 1,027 beneficial holders.

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


Selected Financial Data

Set forth below is selected financial data with respect to the Company for the years ended December 31, 1999 and December 31, 1998, which has been derived from the audited financial statements of the Company. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operation."


Management's Discussion and Analysis of Financial Condition and Results of Operation

The following should be read in conjunction with "Selected Financial Data" and the Company's Audited Financial Statements and Notes thereto included herein.

===================================================================================================================================
                                                                                         For the Years Ended
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  December 31, 1999       December 31, 1998      December 31, 1997
-----------------------------------------------------------------------------------------------------------------------------------
Operational Data:
-----------------------------------------------------------------------------------------------------------------------------------
Revenues:                                                            $  2,565,132           $  1,604,267           $  1,761,308
-----------------------------------------------------------------------------------------------------------------------------------
Net Loss                                                             $ (2,091,194)          $ (2,096,937)          $ (1,168,821)
-----------------------------------------------------------------------------------------------------------------------------------
Loss Per Common Share, Basic and Diluted                             $      (1.27)          $      (1.29)          $      (3.55)
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding                              1,641,738              1,622,340                329,480
===================================================================================================================================
Balance Sheet Data:
-----------------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                 $    560,576           $  2,471,022           $  6,485,965
-----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                         $  8,250,369           $ 10,401,182           $  7,931,606
-----------------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                            $    967,866           $  1,114,563           $    624,250
-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                    $  4,967,866           $  5,114,563           $    624,250
-----------------------------------------------------------------------------------------------------------------------------------
Total Stockholders equity                                            $  3,282,503           $  5,286,619           $  7,307,356
---------------------------------------------------------------------------------------------------------------------------------


Business Considerations

In October 1997, the Company closed its IPO and received proceeds of $5,417,578, net of underwriting and other costs. In connection with the IPO, the underwriters purchased warrants for 101,500 shares of common stock. The warrants are exercisable for a period of five years at an exercise price of $9.90 per share.

Since 1997 and through 1999, the Company has incurred recurring operating losses due to increased operating costs without corresponding increases in revenues. Through 1999, these deficits were substantially funded through use of funds obtained from the private placement and IPO. The Company has used proceeds from its offerings for capital acquisitions, which were primarily funded through its issuance of Industrial Revenue Development Bonds. At December 31, 1999, the Company has used virtually all of the funds received in connection with its offerings and is currently relying on operations for future cash flows.

Management believes that the Company will be able to overcome the 1999 working capital deficit and generate positive net cash flows from new contracts, as described below, and by continued monitoring and reduction of operating costs. The following highlights describe significant factors contemplated in management's plans with respect to continued operations:

 .    In the fourth quarter of 1999, the Company was awarded a five-year subcontract with the Illinois Institute of Technology Research Institute. The contract is valued at approximately $8.5 million and is expected to provide approximately $1.5 million in gross cash flow for the year ended December 31, 2000.

 .    Approximately eight new contracts were entered into during the last quarter of 1999, with estimated gross revenues of $1.1 million for the year 2000.

 .    At December 31, 1999, the Company has approximately 15 - 18 contracts out for bid with various potential customers. These contracts, if awarded, would provide the Company with approximately $8.5 - $13.5 million in additional revenues over the next two to three years.

 .    Management will continue to monitor and reduce operating costs.

 .    Subsequent to year-end, approximately $575,000 in funds were received from the exercise of stock options. In addition, management anticipates that, if the stock price remains strong, additional capital will be received in 2000 from the exercise of management and underwriter warrants. This could total in excess of $1 million.

 .    Continue to seek a pharmaceutical partner to begin clinical trials with regulatory bodies and to market HepArrest(TM) worldwide.

 .    Actively market recently patented product - AccuTrac(TM).

Overview

The Company's revenues are derived principally from providing macromolecular synthetic and analytical services to researchers in the biotechnology industry, or to researchers who are engaged in life sciences research in government or academic labs throughout the world. Development of innovative technologies for biotechnology requires sophisticated laboratory techniques, and the Company provides these services to customers on a contract basis. The Company's customers consist of private companies, academic institutions and government agencies, all of which use biological processes to develop products for health care, agricultural, and other purposes.

The Company generally derives revenue from two types of customers: those who require a discrete set of services ("short-term projects"); and those who contract with the Company on an extended basis for performance of a variety of integrated services ("long-term projects"). More often than not, the Company's customers provide repeat business to the Company. Historically, a majority of the Company's net revenues have been earned under short-term projects. However, the Company views long-term projects as the more important source of revenue, and has continued to focus its efforts on identifying long-term customers. Long-term projects generally range from a few months to more than a year. Revenues are generally recognized as services are rendered or as products are delivered. In addition, revenue is also recognized with performance-based installments payable over the contract duration as milestones are achieved.

The Company also derives revenues from government grants that partially fund the Company's research efforts for its proprietary technologies. All government grants are expense reimbursement grants which provide for reimbursement on a monthly basis of the Company's direct costs incurred in a research project, plus indirect costs stated as a percentage of direct costs.

Revenues

Gross revenues increased by $960,865, or 59.9%, from $1,604,267 during the year ended December 31, 1998 ("1998") to $2,565,132 during the year ended December 31,1999 ("1999").

The Company experiences fluctuations in all revenue categories. Continuation of existing projects, or engagement for future projects, is usually dependent upon the customer's satisfaction with the scientific results provided in initial phases of the scientific program. Continuation of existing projects or engagement of future projects also often depends upon factors beyond the Company's control, such as the timing of product development and commercialization programs of the Company's customers. The combined impact of commencement and termination of research contracts from several large customers and unpredictable fluctuations in revenue for laboratory services can result in very large fluctuations in financial performance.

Short-Term Projects

Revenues realized from short-term projects, which is included in the Statement of Operations as Laboratory Services, increased by $16,144, or 1.8%, from $876,508 during 1998 to $892,652 during 1999.

Revenues realized from peptide synthesis increased by $33,601, or 18.2%, from $184,632 during 1998 to $218,233 during 1999. Revenues attributable to protein sequencing increased by $44,869, or 36.4%, from $123,385 during 1998 to $168,254 during 1999. Revenues derived from peptide synthesis and protein sequencing increased primarily due to new customers placing orders with the Company. Revenues realized from molecular biology increased by $15,408, or 154.7%, from $9,957 during 1998 to $25,365 during 1999. Revenues from the new core technologies, Genetic Analysis, reported revenues during 1999 of $30,410. Revenues from DNA Sequencing decreased by $169,986, or 44.7%, from $380,575 during 1998 to $210,589 during 1999. This decrease is primarily due to a change in the marketplace wherein most DNA sequence activities are becoming associated with long- term projects.

Other "uncategorized" revenues increased by $15,410, or 17.9%, from $86,327 during 1998 to $101,737 during 1999. This increase is primarily due to additional work from our customers not previously done in prior years. These classifications are usually one-time events. Revenues realized from other core technologies remained essentially constant.

Long-Term Projects

Revenues realized from various long-term projects, which is included in the Statement of Operations as Contract Research, increased by $990,855, or 212.4%, from $466,455 during 1998 to $1,457,310 during 1999.

This increase is primarily due to work being done on 27 individual projects during 1999 compared to only 14 projects during 1998. Of the 27 projects initiated during the year, two customers accounted for 28.3% and 20.2% of the long-term contract revenue base, respectively. The Company's management continues to take an active role in negotiating new contracts. However, management is unable to say with certainty when or whether additional long-term contracts will be awarded.

Research Grants

The Company experienced a decrease in revenue realized from government grants in the amount of $87,554, or 33.5%, from $261,304 during 1998 to $173,750 during
1999. This decrease is primarily due to completion of two of the three grants. Those grants were the Phase II Small Business Technology Research grant (SBTR) from the National Institutes of Health (NIH); and a Phase I SBIR award from the NIH for development of Rapid Assay Methods for the Detection of Botulism. The remaining grant, a ($200,000) Phase II Small Business Innovative Research Award
(SBIR) from the United States Department of Agriculture (USDA) for development of a Diagnostic for Equine Infectious Anemia Infection has begun its second year. Remaining funds left a total of $82,839. The Company anticipates completion of the project by August 2000.

AccuTrac(TM) Revenue

The Company began sales of a new reagent, (AccuTrac(TM)) which facilitates the process of automated DNA sequence analysis. Revenues during 1999 amounted to $41,420. There were no sales during 1998.

In February, 2000, CBI was notified of allowance of its claims on its United States patent application for AccuTrac(TM). CBI is selling AccuTrac(TM)worldwide and, just recently, signed a non-exclusive agreement with Cosmo Bio Co., Ltd., of Tokyo for distribution of AccuTrac(TM)in Japan. Cosmo Bio Co., Ltd, is one of the leading distributors of chemical and biological reagents in Japan and, as part of our agreement, Cosmo Bio Co., Ltd., will mount an aggressive marketing campaign for AccuTrac(TM),which will target investigators involved in DNA sequencing projects in Japanese companies and research institutions. An additional distribution agreement with a second Japanese company is pending.

Expenses

Cost of services consists primarily of labor and laboratory supplies. The cost of services increased by $550,114, or 48.9%, from $1,125,564 during 1998 to $1,675,677 during 1999. The cost of services as a percentage of revenue was 70.2% and 65.3% during 1998 and 1999, respectively.

Direct Materials

The costs for direct materials increased by $242,575, or 45.9%, from $527,969 during 1998 to $770,544 during 1999. Increases in direct materials were twofold. First, the Company experienced increases from suppliers in purchases of reagents, chemicals and miscellaneous materials used in all the laboratories. Second, additional work being done on twenty-seven individual projects during 1999, compared to only 14 projects during 1998. Of the 27 projects initiated, one customer accounted for 18.7% of the material costs during 1999.

Direct Labor

Labor costs increased by $265,656, or 51.9%, from $511,664 during 1998 to $777,320 during 1999. This increase reflects a reallocation of the Company's resources to the general operations of the business from the research and development area. In addition, due to the increase in long-term contracts, personnel assigned to Selling, General and Administrative (SG&A) performed additional responsibilities in the laboratories.

Other Costs

Other costs (postage, travel, equipment rental, maintenance of equipment, etc) increased by $41,882, or 48.7%, from $85,931 during 1998 to $127,813 during
1999. This increase was due to the repair and maintenance on equipment of $28,861. Other increases included waste removal of $14,289, subcontracting services of $9,729 and freight delivery to the Company's clients of $16,304.

Selling, General, and Administrative

Sales, general and administrative expenses ("SGA") consist primarily of compensation and related costs for administrative, marketing and sales personnel, facility expenditures, professional fees, consulting, taxes, and depreciation. Total SGA costs increased by $126,992, or 5.7%, from $2,244,615 during 1998 to $2,371,608 during 1999. As a percentage of revenue, these costs were 139.9% and 92.5% during 1998 and 1999, respectively.

Compensation and Benefits

Total compensation and benefits decreased by $134,739, or 17.2%, from $782,833 during 1998 to $648,094 during 1999. This decrease is primarily attributable to the resignation of one of the Company's executive officers, who opted to return to his former academic position. Additional reductions are due to reassigning a portion of management salaries allocated to direct labor and research and development.

Facility Costs

Costs for facilities decreased by $24,283, or 10.0%, from $241,845 during 1998 to $217,562 during 1998. This decrease is primarily due to the elimination of leased laboratory costs associated with the relocation of the Company to its new corporate headquarters. Additional costs associated with the relocation (and new to the Company) include electricity of $110,620, gas utility bills of $15,501, water usage of $4,388 and janitorial services of $9,035. Other facility costs include increases in telephone use of $35,307, facility maintenance costs of $7,259 and association fees of $9,511.


Professional Services

Professional fees increased by $65,610, or 32.8%, from $200,167 during 1998 to $265,777 during 1999. This increase was primarily due to legal and accounting costs associated with the year-end audit, quarterly accounting reviews, general legal support, legal costs associated with obtaining patents, and corporate liability insurance costs.


Taxes and Licenses

Taxes and license fees increased by $66,773, or 152.3%, from $43,835 during 1998 to $110,608 during 1999. This increase is primarily due to an increase in personal property taxes paid to the new jurisdiction where the facility is located. In addition, initial expenditures were realized during 1999 for Virginia sales tax and real estate taxes associated with the new facility.


Depreciation Expense

Depreciation increased by $220,479, or 71.1%, from $309,933 during 1998 to $530,412 during 1999. Increased depreciation costs are attributable to the purchase of additional laboratory equipment consistent with expanding the Company's technology base, and the 12 months of depreciation on the Company's new corporate facility. There were no depreciation costs during 1998 for any facility costs associated by the Company.

Marketing

Marketing costs decreased by $60,100, or 17.0%, from $352,762 during 1998 to $292,662 during 1999. Reduction in the use of non-Company professional media relations work and the elimination of attendance at several trade show costs contributed to the decline in expenditures. In September 1998, the Company entered into a contract with the Mattson Jack Group to perform a global market assessment of the Company's potential human therapeutic, HepArrest(TM). Total costs during 1998 amounted to $101,083, compared to $66,667 during 1999.


Research and Development

Research and development costs within the Company fall into two general categories: grant-related research and development, and in-house research and development. These categories are distinguished in the Company by those performed in support of government grant-sponsored programs, and those performed in the absence of such grants and funded from working capital. Total expenditures for these two categories decreased by $95,245, or 20.1%, from $474,998 during 1998 to $379,753 during 1999. Total grant-related research and in-house research as a percentage of revenue were 29.6% and 14.8% during 1998 and 1999, respectively.


Grant-Related Research Activities

Expenditures to perform grant-related research activities decreased by $18,666, or 9.2%, from $202,957 during 1998 to $184,293 during 1999. All of the Company's grant-related expenditure are reimbursed from the appropriate governmental agency. This decrease in costs is primarily due to two of the three grants being completed during 1999.

Grants completed during 1999 included a Phase II Small Business Technology Research grant (SBTR) grant from the National Institutes of Health (NIH). Expenses incurred through 1999 amounted to $82,356; and a Phase I SBIR award from the NIH for development of Rapid Assay Methods for the Detection of Botulism. Expenditures incurred through 1999 amounted to $32,455. The remaining grant, a ($200,000) Phase II Small Business Innovative Research Award (SBIR) from the United States Department of Agriculture (USDA), is for the development of a Diagnostic for Equine Infectious Anemia

Infection. Expenses incurred through 1999 amounted to $70,084. The Company anticipates completion of the project by August 2000.


In-House Research Activities

Expenditures made by the Company for in-house research activities decreased by $76,580 or 28.2%, from $272,041, during 1998 to $195,461 during 1999. This decrease is primarily due to the reallocating of salaries from research and development to direct labor. This reallocation was necessary to support the additional long-term projects initiated by the Company. However, the Company continues to be actively engaged in establishing fundamental methods for genetic testing for agricultural and human applications, in developing methods of genome sequence analysis, and in pursuing fundamental research related to potential uses of HepArrest(TM) in drug formulation. In addition the Company is continuing its in-house research and development efforts with AccuTrac(TM).

Other Income and Expenses

Interest income (in total) to the Company decreased by $249,634, or 76.0%, from $328,628 during 1998 to $78,993 during 1999.

Interest income to the Company derived during 1998 resulted from investing the unused portion of the funds realized by the Company from the private placement of convertible notes in June 1997. These funds decreased by $208,636, or 86.9% from $240,096 during 1998 to $31,460 during 1999.

Interest income to the Company was also derived during 1998 from investing the unused portion of the funds-realized by the Company from the successful sale (March 1998) of Industrial Revenue Bonds (IRBs) for construction of the Company's new facility. These funds decreased by $67,977, or 76.8%, from $88,532 during 1998 to $20,555 during 1999.

Interest costs incurred by the Company during the 1999 and 1998 included: (1) interest paid to financial institutions as loans made to the Company: 2) interest paid for the Company's IRBs; and 3) amortization of costs incurred as a consequence of the completion of the Company's IRB financing. Total interest expense and amortization increased by $123,626, or 66.9%, from $184,655 during 1998 to $308,281 during 1999. This increase is primarily due the payment of 12 months interest for the Company's IRBs during 1999 as compared to nine months and 15 days during 1998.

For the Year Ended December 31, 1998 versus December 31,1997

Revenues

Gross revenues decreased by $157,041 or 8.9% from $1,761,308 during the year ended December 31, 1997 ("1997") to $1,604,267 during the year ended December 31,1998 ("1998").

Short-Term Projects

Revenues realized from short-term projects, which is included in the Statement of Operations as Laboratory Services, increased by $22,698, or 2.7%, from $853,810 during 1997 to $876,508 during 1998. Revenues from peptide synthesis increased by $47,424, or 34.6%, from $137,210 during 1997 to $184,632 during
1998. Revenues attributable to protein sequencing increased by $43,840, or 55.1%, from $79,545 during 1997 to $123,385 during 1998. Revenues derived from both peptide synthesis and protein sequencing increased primarily due to new customers placing orders with the Company, and to repeat large orders from existing customers.

Revenues from amino acid analysis decreased by $18,368, or 28.1%, from $65,282 during 1997 to $46,914 during 1998. This decrease is primarily due to one of the Company's major clients ceasing its outsource research program with the Company.

Other uncategorized revenues decreased by $50,214, or 36.8%, from $136,541 during 1997 to $86,327 during 1998. This decrease is primarily due to administrative changes in invoicing. Revenues previously identified as "Other" are now more properly classed under defined work items within the Company. Revenues realized from other core technologies remained essentially constant.

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


Research Grants

The Company experienced a decrease in revenue realized from government grants in the amount of $85,187, or 24.6%, from $346,491 during 1997 to $261,304 during
1998. This decrease is primarily due to completion of work on two grants. During 1998, the Company had one ongoing Phase II Small Business Technology Research grant (SBTR) from the National Institutes of Health (NIH). In addition, during 1998, the Company was awarded a ($200,000) Phase II Small Business Innovative Research Award (SBIR) from the United States Department of Agriculture (USDA) for development of a Diagnostic for Equine Infectious Anemia Infection. Revenues earned through December 31, 1998 amounted to $32,500. The Company anticipates to complete the project by August 2000. The Company was also awarded a Phase I SBIR ($100,000) from the NIH for development of rapid assay methods for the detection of Botulism. Revenues earned through December 31, 1998 amounted to $62,421. The Company anticipates completion of the project by April 1999. Work began in late September on both grants.

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


Other Costs

"Other costs" (travel, equipment rental, maintenance of equipment, etc.) increased by $58,906, or 218.0%, from $27,025 during 1997 to $85,931 during
1998. This increase was due to the rental of instrumentation necessary to be validated for a particular set of DNA analysis ($20,293). The Company sought validation on this particular instrument because it was required for submission of a long-term contract proposal. The instrument was returned and the lease terminated when the Company was not awarded the contract. Other increases included, repairs and maintenance on equipment ($23,164), and freight delivery to the Company's clients ($5,861).

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

Compensation and Benefits

Total Compensation and Benefits increased by $162,111, or 26.1%, from $620,722 during 1997 to $782,833 during 1998. The increase is primarily attributable to addition of the Company's executive officers to the payroll on a full-time basis during 1998. These executive officers were full time employees of the Company for only six months during 1997. Salary and benefit costs also increased due to various support personnel hired to assist in implementing the Company's growth strategy.

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

Professional Services

Professional fees increased by $10,221, or 7.9%, from $128,946 during 1997 to $139,167 during 1998. This increase was primarily due to legal and accounting costs associated with the year-end audit, quarterly accounting reviews, general legal support, legal costs associated with obtaining patents, and corporate liability insurance costs. Consulting fees increased by $11,496, or 23.2%, from $49,504 during 1997 to $61,000 during 1998. Consulting fees include payments made to Board members for four regularly scheduled Quarterly Board meetings during 1998, compared to two meetings during 1997. Taxes and license fees increased by $31,901, or 267.3%, from 11,934 during 1997 to $43,835 during 1998.
This increase is associated with the payment of property taxes based on equipment purchased during 1997 and 1998.

Depreciation Expense

Depreciation increased by $153,735, or 98.4%, from $156,198 during 1997 to $309,933 during 1998. Increased depreciation costs are attributable to the purchase of additional laboratory equipment consistent with expanding the Company's technology base, and the first month of depreciation on the Company's new corporate facility.

Other Costs

Other costs increased by $61,618 or 169.1% from $36,436 during 1997 to $98,054 during 1998. This increase was primarily attributable to the relocation costs from the move to the new corporate offices.

Marketing

Marketing costs increased by $254,780, or 257.4%, from $98,982 during 1997 to $353,762 during 1998. Salaries and fringe benefits, expenditures for a new brochure, additional advertising in the professional journals, contract costs with a media relations firm, travel, and trade show expenditures contributed to these increased costs.

In September 1998, the Company entered into a contract with the Mattson Jack Group to perform a global market assessment of the Company's potential human therapeutic, HepArrest.(TM) Total costs during 1998 of the Mattson Jack Group contract amounted to $101,083.

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

Grant Related Research Activities

Expenditures to perform grant-related research activities decreased by $195,017, or 49.0%, from $397,974 during 1997 to $202,957 during 1998. All of the Company's grant-related expenditures are reimbursed from the appropriate governmental agency. This decrease is mainly due to completion of on-going research programs during 1998.

In-House Research Activities

Expenditures made by the Company for in- house research activities increased by $95,155 or 53.8%, from $176,886 during 1997 to $272,041 during 1998. The Company is actively engaged in establishing fundamental methods for genetic testing for agricultural and human applications, in developing methods of genome sequence analysis, and in pursuing fundamental research related to potential uses of HepArrest(TM) in drug formulation.

During 1998, as a direct result of the Company's in-house research and development efforts, the Company perfected AccuTrac(TM) as a reagent to facilitate automated DNA sequence analysis. The Company's in-house research efforts in 1998 resulted in registration under the Clinical Laboratories Improvement Act (CLIA), with pending accreditation by the Virginia Department of Health. Registration under CLIA guidelines allows the Company to perform analysis of human clinical samples for the presence of known genetic markers. Further, in 1998, as a result of the Company's in-house research and development efforts, the Company received accreditation by the United States Department of Agriculture to receive bovine DNA samples from Europe to perform genetic, lineage and identity analysis. Lastly, the Company passed another accreditation level with the National Forensic Science Technology Center (NFSTC) to perform DNA identity testing for submission of data into the Combined DNA Index System (CODIS) data base.

Other Income and Expenses

Interest income is derived from investing the unused portion of the funds realized by the Company from the private placement of convertible notes in June 1997 and initial public offering of common stock in October 1997. Interest income is also derived from investing the unused portion of the funds realized by the Company from the successful sale (March 1998) of Industrial Revenue Bonds (IRBs) for construction of the Company's new facility.

Other Income

Interest income to the Company increased by $236,631, or 257.2%, from $91,997 during 1997 to $328,628 during 1998. Interest income realized from unused funds from the IPO increased by $148,056, or 160.8% from $92,039 during 1997 to $240,095 during 1998. Interest income earned from the unused portion of the funds realized from the sale of IRBs amounted to $88,532. There was no interest income earned from the unused portion of the funds realized from the sale of IRBs during 1997.

Other Expense

Interest costs incurred by the Company during 1998 included: 1) interest paid to financial institutions on loans made to the Company; 2) interest paid to the Trustee for the Company's IRBs; and 3) amortization of bond costs incurred as a consequence of the completion of the Company's IRB financing. Interest costs incurred by the Company during 1997 included: 1) interest paid to financial institutions on loans made to the Company; 2) interest expense related to a one-time charge as a result of issuance of the notes in June 1997; and 3) amortization of loan costs associated with the Company's private placement of $3,000,000 aggregate principal amount of convertible notes.

Interest expenses decreased by $54,871, or 23.7%, from $231,108 during 1997 to $176,237 during 1998. During 1997, the Company experienced a one-time charge to interest expense amounting to $204,039 as a result of issuance of the convertible notes in June 1997. Interest paid to financial institutions remained relatively constant in both 1997, $27,069, and 1998, $29,425. The total outstanding principal amount of these loans as of December 31, 1998, was $249,680. Interest expense paid to the Trustee for the Company's IRBs was $146,812 during 1998. There was no interest expense associated with the IRB's in 1997. Bond amortization cost decreased by $116,500 from $124,918 during 1997 to $8,418 during 1998. The 1998 amortization represents loan amortization costs for the new facility as compared to 1997 costs for the amortization of loans associated with the Company's private placement of $3,000,000 aggregate principal amount of convertible notes.

Liquidity and Capital Resources

Consistent with the Company's implementation of its growth strategy, 1999 showed a net operating cash outflow in the amount of $2,072,244, as compared to an outflow of $1,385,680 in 1998. The decrease in both years is due to the continuation of substantial investments made by the Company in facility costs, personnel, equipment, sales, and marketing efforts. These cost outlays were made possible by capital realized from the Company's private placement of convertible notes and initial public offering of common stock. As of September 30, 1999, all proceeds from the initial public offering have been expended.

Net working capital as of December 31, 1999 and December 31, 1998 was ($407,290) and $1,356,459 respectively. This decrease is a direct result of capital expenditures for new scientific instrumentation, computers and furniture and fixtures; costs associated with the new facility, implementation of marketing and selling divisions within the Company and costs associated with additional staffing and direct materials necessary to expand the Company's technology offerings. During 1999 the Company obtained a $400,000 line of credit. As of December 1999, the Company expended $300,000 of the line. The Company anticipates paying down the line by September 2000.

The Company is now working on funds generated solely by revenues earned. The Company continues to search for long-term projects as the more important source of revenue and has continued to focus its efforts on identifying long-term customers. Long-term projects generally range from a few months to more than a year. In the fourth quarter of 1999, the Company was awarded a five-year subcontract with the Illinois Institute of Technology Research Institute. The contract is valued at approximately $8.5 million and is expected to provide approximately $1.5 million in gross cash flow for the year ended December 31, 2000. At December 31, 1999, the Company has approximately 15 - 18 contracts out for bid with various potential customers. These contracts, if awarded, would provide the

Company with approximately $8.5 - $13.5 million in revenues over the next two to three years. In addition, CBI has signed eight new contracts with a collective valuation of nearly $1.1 million. These revenues will be realized throughout 2000.

On February 17, 2000, the Company received funds totaling $99,000 from a former Director of the Company. These funds were to exercise 10,000 options at $9.90 per share. On February 22, 2000, funds totaling $474,151 were received from the same individual to exercise 47,894 shares at $9.90 per share.

IRBs sold by the Company (in the amount of $4,000,000) were issued by the Virginia Small Business Financing Authority. The IRBs were issued pursuant to an Indenture of Trust dated March 15,1998, between the Virginia Small Business Financing Authority and Crestar Bank, (a Virginia banking association), the named Trustee. The IRBs were issued and sold to facilitate construction of the Company's facility in the Gateway Centre Development at 601 Biotech Drive in Richmond, Virginia. Funds generated by the sale of the IRBs are restricted and may only be used for the construction of the Company's new facility. Construction of the new facility began in early June and was completed in late November 1998. Of the $4,000,000 issued by the Virginia Small Business Financing Authority, $418,047 remains as restricted cash on the balance sheet of the Company as of December 31, 1999. All of the Company's administrative and research operations have been consolidated into this facility and are fully operational.

Year 2000 Project

The Company has worked to resolve the potential impact of the Year 2000 (Y2K) on the ability of the Company's computerized information systems to accurately process information that may be date-sensitive. Systems that do not properly recognize such information could generate erroneous data.

The Company developed a plan for Y2K information systems compliance, including its core processing system. Phases of the plan included: awareness, which is management's knowledge and recognition of the Y2K issue and appointment of project team to address the impact on the Company; assessment of the magnitude of the Y2K issue; resolution, which involved the process of reprogramming or replacement of all existing systems which were not Y2K compliant; validation, which was the testing phase; and implementation, which was the final phase that involved the placing of revised and tested systems into operation. Management believes that the Company's core systems are Y2K compliant. As of March 9, 2000, the Company has not suffered any setbacks due to the Y2K issue.

Forward Looking Statements

Management has included herein certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used, statements that are not historical in nature, including the words "anticipated", "estimate", "should", "expect", "believe", "intend", and similar expressions are intended to identify forward-looking statements. Such statements are, by their nature, subject to certain risks and uncertainties.

Among the factors that could cause the actual results to differ materially from those projected are the following:

 .    business conditions and the general economy

 .    the development and implementation of the Company's long term business goals,

 .    federal, state, and local regulatory environment

 .    lack of demand for the Company's services

 .    the ability of the Company's customers to perform services similar to those offered by the Company "in-house"

 .    potential cost containment by the Company's customers resulting in fewer research and development projects

 .    the Company's ability to receive accreditation to provide various services, including, but not limited to paternity testing

 .    the Company's ability to hire and retain highly skilled employees

Other risks, uncertainties and factors that could cause actual results to differ materially from those projected are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission, including Forms 8-K, 10-QSB, and 10-KSB.

                                   [GRAPHIC]
                            MCGLADREY & PULLEN, LLP
                            -----------------------
                          Certified Public Accountants


Independent Auditor's Report


To the Board of Directors and Stockholders
Commonwealth Biotechnologies, Inc.
Richmond, Virginia

We have audited the accompanying balance sheets of Commonwealth Biotechnologies, Inc. as of December 31, 1999 and 1998 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Biotechnologies, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Richmond, Virginia
February 11, 2000

Commonwealth Biotechnologies, Inc.

BALANCE SHEETS
December 31, 1999 and 1998

==============================================================================================================
                                                                             1999                     1998
--------------------------------------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents                                             $     31,630             $  2,091,586
  Accounts receivable (Note 3)                                               458,677                  302,936
  Prepaid expenses                                                            70,269                   76,500
--------------------------------------------------------------------------------------------------------------
     Total current assets                                                    560,576                2,471,022
--------------------------------------------------------------------------------------------------------------
Property and Equipment (Notes 2, 3 and 4)                                  7,019,109                7,263,788
--------------------------------------------------------------------------------------------------------------

Other Assets
  Bond issuance costs, less accumulated amortization
    1999 $19,161; 1998 $8,418                                                249,437                  260,181
  Restricted cash (Note 4)                                                   418,047                  402,991
  Deposits and other                                                           3,200                    3,200
--------------------------------------------------------------------------------------------------------------
     Total other assets                                                      670,684                  666,372
--------------------------------------------------------------------------------------------------------------
                                                                        $  8,250,369             $ 10,401,182
==============================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities
  Demand note payable (Note 3)                                          $    199,680             $    249,680
  Line of credit                                                             282,000                     --
  Accounts payable and other current liabilities                             480,726                  797,597
  Deferred revenue                                                             5,460                   67,286
--------------------------------------------------------------------------------------------------------------
     Total current liabilities                                               967,866                1,114,563
--------------------------------------------------------------------------------------------------------------

Bonds Payable (Note 4)                                                     4,000,000                4,000,000
--------------------------------------------------------------------------------------------------------------
     Total liabilities                                                     4,967,866                5,114,563
--------------------------------------------------------------------------------------------------------------

Commitments (Notes 5 and 6)

Stockholders' Equity
  Common stock, no par value, 10,000,000 shares authorized,
    1999 1,643,727; 1998 1,633,214, shares issued and
    outstanding                                                                 --                       --
  Additional paid-in capital                                               8,925,742                8,838,664
  Accumulated deficit                                                     (5,643,239)              (3,552,045)
--------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                            3,282,503                5,286,619
--------------------------------------------------------------------------------------------------------------
                                                                        $  8,250,369             $ 10,401,182
==============================================================================================================

See Notes to Financial Statements.

Commonwealth Biotechnologies, Inc.


STATEMENTS OF OPERATIONS
Years Ended December 31, 1999 and 1998

================================================================================
                                                      1999             1998
--------------------------------------------------------------------------------
Revenue (Note 7):
  Laboratory services                            $   892,652      $   876,508
  Contract research                                1,457,310          466,455
  Product sales                                       41,420             --
  Government grants                                  173,750          261,304
--------------------------------------------------------------------------------
     Total revenue                                 2,565,132        1,604,267
--------------------------------------------------------------------------------

Costs and expenses (Note 8):
  Cost of services                                 1,675,677        1,125,564
  Sales, general and administrative                2,371,608        2,244,615
  Research and development                           379,753          474,998
--------------------------------------------------------------------------------
     Total costs and expenses                      4,427,038        3,845,177
--------------------------------------------------------------------------------

     Operating loss                               (1,861,906)      (2,240,910)
--------------------------------------------------------------------------------

Other income (expense):
  Interest expense (Note 4)                         (308,281)        (184,655)
  Interest income                                     78,993          328,628
--------------------------------------------------------------------------------
     Total other income (expense)                   (229,288)         143,973
--------------------------------------------------------------------------------

     Net loss                                    $(2,091,194)     $(2,096,937)
================================================================================
Loss per common share, basic and diluted         $     (1.27)     $     (1.29)
================================================================================

See Notes to Financial Statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 1999 and 1998

====================================================================================================================================

                                                                  Number          Additional
                                                                 of Shares         Paid-In         Accumulated
                                                                Outstanding        Capital           Deficit              Total
------------------------------------------------------------------------------------------------------------------------------------

Balance, January 1, 1998                                         1,620,514       $ 8,762,464       $(1,455,108)       $ 7,307,356
  Issuance of common stock                                          12,700            76,200              --               76,200
  Net loss                                                            --                --          (2,096,937)        (2,096,937)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                                       1,633,214         8,838,644        (3,552,045)         5,286,619
  Issuance of common stock                                          10,513            63,078              --               63,078
  Fair value of options issued in connection
    with line of credit (Note 3)                                      --              24,000              --               24,000
  Net loss                                                            --                --          (2,091,194)        (2,091,194)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999                                       1,643,727       $ 8,925,742       $(5,643,239)       $ 3,258,503
====================================================================================================================================


See Notes to Financial Statements.

Commonwealth Biotechnologies, Inc.


STATEMENTS OF CASH FLOWS
Years Ended December 31, 1999 and 1998

=========================================================================================================================
                                                                                        1999                    1998
-------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net loss                                                                          $(2,091,194)           $(2,096,937)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
      Depreciation and amortization                                                     547,156                319,180
      Changes in assets and liabilities:
        Accounts receivable                                                            (155,741)              (149,709)
        Prepaid expenses                                                                  6,232                (13,527)
        Accounts payable                                                               (316,871)               488,027
        Deferred revenue                                                                (61,826)                67,286
-------------------------------------------------------------------------------------------------------------------------
          Net cash used in operating activities                                      (2,072,244)            (1,385,680)
-------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
  Purchases of property and equipment                                                  (285,734)            (6,137,909)
  Deposits                                                                                 --                    1,800
-------------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                                        (285,734)            (6,136,109)
-------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
  Proceeds from issuance of bonds payable, net of issuance cost                            --                3,731,401
    Restricted cash                                                                     (15,056)              (402,991)
  Principal payments on long-term debt and note payable                                 (50,000)               (65,000)
  Proceeds form line of credit                                                          300,000                   --
  Proceeds from issuance of common stock                                                 63,078                 76,200
-------------------------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                                     298,022              3,339,610
-------------------------------------------------------------------------------------------------------------------------
          Net decrease in cash and cash equivalents                                  (2,059,956)            (4,182,179)
Cash and cash equivalents:
  Beginning                                                                           2,091,586              6,273,765
-------------------------------------------------------------------------------------------------------------------------
  Ending                                                                            $    31,630            $ 2,091,586
=========================================================================================================================
Supplemental Disclosure of Cash Flow Information
  Cash payments for interest                                                        $   291,538            $   165,678
=========================================================================================================================

See Notes to Financial Statements.

COMMONWEALTH BIOTECHNOLOGIES, INC.
Notes to Financial Statements
================================================================================

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

A summary of the Company's significant accounting policies follows:

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue recognition: The Company recognizes revenue and related profit upon the completion of laboratory service projects, or upon the delivery and acceptance of biologically relevant materials that have been synthesized in accordance with project terms. Laboratory service projects are generally administered under fee-for-service contracts or purchase orders. Any revenues from research and development arrangements, including corporate contracts and research grants, are recognized pursuant to the terms of the related agreements as work is performed, or as scientific milestones, if any, are achieved. Amounts received in advance of the performance of services or acceptance of a milestone, are recorded as deferred revenue.

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

Property and equipment: Property and equipment are recorded at cost. Depreciation is computed principally by the straight-line method over the following estimated useful lives providing depreciation and amortization for financial reporting purposes. The cost of repairs and maintenance is expensed as incurred. The estimated useful lives of assets are as follows:

------------------------------------------------------------
Buildings                                              39.5
------------------------------------------------------------
Laboratory and computer equipment                       5.0
------------------------------------------------------------
Furniture and fixtures and office equipment             7.0
------------------------------------------------------------
Automobile                                              5.0
------------------------------------------------------------

Other assets: Bond issuance costs consist of origination cost associated with the 1998 bond issue and are being amortized over twenty-five years using the effective interest method. Amortization expense was $10,743 and $8,418 for the year ended December 31, 1999 and 1998, respectively.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Research and development: Costs incurred in connection with research and development activities are expensed as incurred. These consist of direct and indirect costs associated with specific research and development projects. Internal research and development cost, which are included in research and development cost in the statement of operations, were $199,316 and $272,041 for the years ended December 31, 1999 and 1998, respectively.

Loss Per Common Share: Basic loss per share has been computed on the basis of the weighted-average number of common shares outstanding. Common shares issuable upon exercise of the employee stock options (see Note 10) have not been included in the computation because their inclusion would have had an anti-dilutive effect applicable to the net loss. Following is information regarding the computation of loss per share data for the years ended December 31, 1999 and 1998, respectively.

COMMONWEALTH BIOTECHNOLOGIES, INC.

Notes to Financial Statements
================================================================================

===========================================================================================================================
                                                            1999                                      1998
---------------------------------------------------------------------------------------------------------------------------
                                               Numerator            Denominator         Numerator            Denominator
---------------------------------------------------------------------------------------------------------------------------
Basic Loss Per Share
  Loss available to stockholders              $(2,091,194)                  --         $(2,096,937)                  --
  Average shares outstanding                           --            1,641,738                  --            1,622,340
Effect of Dilutive Shares                              --                   --                  --                   --

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

Note 2.  Property and Equipment

Property and equipment consisted of the following:
================================================================================
                                                         1999            1998
--------------------------------------------------------------------------------
Land                                                 $  403,919     $  403,919
Building                                              4,816,507      4,783,107
Laboratory and computer equipment                     2,659,965      2,473,938
Furniture, fixtures and office equipment                242,164        175,858
Automobile                                               24,637         24,637
--------------------------------------------------------------------------------
                                                      8,147,192      7,861,459
Less accumulated depreciation                         1,128,083        597,671
--------------------------------------------------------------------------------
                                                     $7,019,109     $7,263,788
================================================================================

Depreciation expense was $530,412 and $309,933 for the years ended December 31, 1999 and 1998, respectively.

Note 3.  Demand Notes Payable and Line-of-Credit

The Company has a demand note payable with a bank, which bears interest at the bank's prime rate plus 1% (9.5% at December 31, 1999). The note has no stated maturity and is collateralized by a security interest in the Company's accounts receivable, equipment and intangibles.

The Company has an unsecured line-of-credit in the amount of $400,000 from a corporation solely owned by a significant shareholder of the Company. Interest is payable monthly at a rate of 6% on the outstanding balance, which is due September 30, 2000. Related interest expense was $2,918 for the year ended December 31, 1999.

As part of the line-of-credit, the Company issued an option to acquire 10,000 common shares to shareholder of the lender. These options have been credited to additional paid-in capital at their fair value with a corresponding reduction in the recorded amount of the outstanding borrowing. The resulting discount is being amortized as an increase to interest expense over the life of the line-of-credit.

COMMONWEALTH BIOTECHNOLOGIES, INC.

Notes to Financial Statements
================================================================================

Note 4. Bonds Payable
--------------------------------------------------------------------------------
Bonds payable consist of:

                                                                                          1999                 1998
-------------------------------------------------------------------------------------------------------------------------
Industrial Revenue Development Bonds Series 1998A, 5.2%-7.0%, payable in monthly installments of interest only through March 15, 2000, annual installments of principal and interest from March 15, 2001 through March 15, 2023, secured by a
  first deed of trust on land and building with a carrying value of $5,062,004         $  3,670,000        $   3,670,000
Industrial Revenue Development Bonds Series 1998B, 8.0%, payable in monthly installments of interest only through March 15, 2023 and a final payment of $330,000 due March 15, 2023, secured by a second deed of trust on land and building with a carrying value of
  $5,062,004                                                                                330,000              330,000
-------------------------------------------------------------------------------------------------------------------------
                                                                                       $  4,000,000        $   4,000,000
=========================================================================================================================

The bond agreements require the Company to maintain debt service reserve funds which are held by a trustee. Debt service reserve funds are included in the balance sheets as restricted cash.

Maturities of long-term debt are as follows:

Year                                                                                                            Amount
-------------------------------------------------------------------------------------------------------------------------
2000                                                                                                       $          --
2001                                                                                                              85,000
2002                                                                                                              90,000
2003                                                                                                              95,000
2004                                                                                                             100,000
Thereafter                                                                                                     3,630,000
-------------------------------------------------------------------------------------------------------------------------
                                                                                                           $   4,000,000
=========================================================================================================================

The total interest expense reported in the Statements of Operations for the years ended December 31, 1999 and 1998 was $308,281 and $184,655, respectively. During 1998, $53,815 of interest was capitalized as part of the cost of the Company's new laboratory facility. No interest was capitalized in 1999.

Note 5. Commitments and Contingencies

Leases: Through November 1998, the Company leased its laboratory and office space under an operating lease. Upon moving to its new facility in November 1998, the leases were canceled. Total rent expense for all operating leases, including equipment leases for each of the years ended December 31, 1999 and 1998, was $27,580 and $174,662, respectively.

Employment Agreements: On June 24, 1997, the Company entered into employment agreements with its founders. Each of the agreements has a term of five years with specified base salaries and provide for successive one-year terms. In addition, except for 1997, the employment agreements provide the Company's executive officers with annual bonuses equal to, in the aggregate, 15% of the Company's pretax net income for the preceding fiscal year. For the fiscal year ended December 31, 1999 and 1998, there were no bonuses for the Company's executive officers.

Note 6. Retirement Plan

The Company maintains a 401(k) Plan (the "Plan") which covers substantially all employees. Under the Plan, employees may elect to defer a portion of their salary, up to the maximum allowed by law, and the Company will match the contribution up to 1% of the employee's salary. The Company made contributions of $8,138 and $6,309 to the Plan in 1999 and 1998, respectively.

COMMONWEALTH BIOTECHNOLOGIES, INC.
Notes to Financial Statements
================================================================================

Note 7. Major Customers

During 1999, the Company derived revenues from two customers amounting to $413,059 and $294,613, respectively, and comprised of 28% of the total revenue for 1999. For the year ended December 31, 1998, there were no revenue concentrations.

Note 8. Compensation and Benefit Costs

Compensation and benefit costs are included in the statements of operations as follows:

================================================================================
                                                         1999           1998
--------------------------------------------------------------------------------
Cost of services                                     $  777,320     $  511,664
Selling, general and administrative expenses            648,094        782,833
Research and development costs                          319,849        378,619
--------------------------------------------------------------------------------
                                                     $1,745,263     $1,673,116
--------------------------------------------------------------------------------

Note 9.  Income Taxes

The difference between expected income tax benefits and income tax benefits recorded in the financial statements is explained below:

================================================================================
                                                            1999          1998
--------------------------------------------------------------------------------
Income taxes (credits) computed at 35%
  statutory rate                                         $(731,918)   $(733,928)
Change in valuation allowance                              830,883      775,461
Other, primarily state income tax benefit                  (98,965)     (41,533)
--------------------------------------------------------------------------------
                                                         $      --    $      --
--------------------------------------------------------------------------------

The significant components of deferred income tax assets and liabilities as of December 31 consist of the following:

================================================================================
                                                           1999          1998
--------------------------------------------------------------------------------
Deferred tax assets:
  Effect of net operating loss                          $2,247,779   $1,190,578
  Other                                                     78,984      182,047
--------------------------------------------------------------------------------
                                                         2,326,763    1,372,625

Deferred tax liabilities:
  Tax depreciation in excess of book depreciation          291,321      168,066
--------------------------------------------------------------------------------
Net deferred tax asset before valuation allowance        2,035,442    1,204,559
Less valuation allowance                                 2,035,442    1,204,559
--------------------------------------------------------------------------------
Net deferred tax asset                                  $       --   $       --
================================================================================

Operating loss carryforwards of approximately $2,420,000 and $2,382,000 may be used to offset future taxable income, which were generated in the years ended December 31, 1999 and 1998, respectively. The loss carryforwards expire in 2019 and 2018, respectively.

Note 10. Stock Compensation

The Company adopted its Stock Incentive Plan (the "Plan") on June 24, 1997. The Plan provides for the granting to employees, officers, directors, consultants and certain other nonemployees of the Company options to purchase shares of common stock. A maximum of 410,000 shares of common stock may be issued pursuant to the Plan. Of the maximum number of shares to be issued under the Plan, 270,000 have been reserved and granted for incentive awards to be granted to the founders of the Company, and 61,000 shares are reserved for incentive awards to be granted to others. Additionally, the Company has reserved an aggregate of 201,500 shares of common stock for issuance upon exercise of the Underwriter's Warrants (100,000) and the Management warrants (101,500).

COMMONWEALTH BIOTECHNOLOGIES, INC.
Notes to Financial Statements
================================================================================

Incentive awards may be in the form of stock options, restricted stock, incentive stock or tax offset rights. In the case of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), the exercise price will not be less than 100% of the fair market value of shares covered at the time of the grant, or 110% for incentive stock options granted to persons who own more than 10% of the Company's voting stock. Options granted under the Plan generally vest over a five-year period from the date of grant and are exercisable for ten years, except that the term may not exceed five years for incentive stock options granted to persons who own more than 10% of the Company's outstanding common stock.

The Company applies Accounting Principles Board Opinion No. 25 and related accounting interpretations in accounting for its Plan and accordingly, no compensation cost has been recognized. Had compensation cost for the Company's Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method prescribed by FASB No. 123, Accounting for Stock-Based Compensation, the Company's net loss and loss per share would have increased to the proforma amounts indicated below as if the Plan had been in effect for the periods presented:

================================================================================
                                              1999                  1998
--------------------------------------------------------------------------------
Net loss:
  As reported, historically             $  (2,091,194)       $  (2,096,937)
  Proforma                                 (2,185,093)          (2,304,273)
Loss per common share:
  As reported, historically                     (1.27)               (1.29)
  Proforma                                      (1.33)               (1.42)

Under FASB No. 123, the fair value of each management stock option and warrant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for grants in 1999, 1998 and 1997, respectively: No dividend yield, expected volatility of 76%, 76% and 34%, risk-free interest rate of 6.5%, 5.1% and 5.5%, and expected lives of 5 years.

Stock option and warrant transactions are summarized as follows:

===============================================================================================================================
                                                                                   Weighted                          Weighted
                                                                                   Average                           Average
                                                                                   Exercise                          Exercise
                                                                    1999            Price          1998               Price
-------------------------------------------------------------------------------------------------------------------------------
Options and warrants outstanding,
  beginning of year                                               531,750          $   9.11       515,900          $   9.23
Granted                                                            18,750              5.31        32,400              8.25
Exercised                                                         (10,513)             6.00       (12,700)             6.00
Lapsed                                                            (12,700)             6.43        (3,850)             6.00
-------------------------------------------------------------------------------------------------------------------------------
Options and warrants outstanding,
  end of year                                                     527,287          $   8.83       531,750          $   9.11
-------------------------------------------------------------------------------------------------------------------------------
Options and warrants exercisable,
  end of year                                                     402,340          $   9.11       346,808          $   9.05
===============================================================================================================================
Weighted-average fair value per option and warrant
  for options and warrants granted during the year               $   3.66                        $   5.71
===============================================================================================================================

COMMONWEALTH BIOTECHNOLOGIES, INC.
Notes to Financial Statements
--------------------------------------------------------------------------------

The following table summarizes information about stock options and warrants outstanding at December 31, 1999:

====================================================================================================================
                          Outstanding                                                      Exercisable
--------------------------------------------------------------------------------------------------------------------
                                        Weighted                    Weighted                             Weighted
                                        Average                     Average                              Average
   Exercise                             Remaining                   Exercise                             Exercise
    Prices             Number        Contractual Life                Price            Number              Price
   Per Share         Outstanding        (Years)                     Per Share       Exercisable         Per Share
--------------------------------------------------------------------------------------------------------------------
$   5.50 - 7.00       90,687               8                       $      5.86         73,937             $ 5.88
    7.50 - 9.00       30,900               9                              7.99         10,540               7.95
   9.25 - 10.00      405,700               6                              9.90        317,363               9.90
$  5.50 - 10.00      527,287               7                       $      8.83        401,840             $ 9.11
====================================================================================================================

In addition to the above summary, during 1999, the Company committed to issue 15,700 options which have measurement dates during the year ended December 31, 2000.

Note 11. Business Considerations

In June 1997, the Company sold 60 convertible subordinated notes, with a principal amount of $50,000, in a private placement offering at an offering price of $50,000 per note. Each note was automatically converted into a minimum of 8,333.33 shares of the Company's stock at the closing of the Company's initial public offering (IPO). The Company received net proceeds of $2,626,269, net of underwriting and other offering costs.

Upon closing of the private placement offering, the Company issued warrants to members of Management for the purchase of 100,000 shares of common stock. The warrants are exercisable for a period of ten years at an exercise price of $9.90 per share.

In October 1997, the Company closed its IPO and received net proceeds of $5,417,578, net of underwriting and other costs. In connection with the IPO, the underwriters purchased warrants for 101,500 shares of common stock. The warrants are exercisable for a period of five years at an exercise price of $9.90 per share.

Since 1997 and through 1999, the Company has incurred recurring operating losses due to increased operating costs without corresponding increases in revenues. Through 1999, these deficits were substantially funded through use of funds obtained from the private placement and IPO. The Company has also used proceeds from its offerings for capital acquisitions, which were primarily funded through its issuance of Industrial Revenue Development Bonds. At December 31, 1999, the Company has used virtually all of the funds received in connection with its offerings and is currently relying on operations for future cash flows.

Management believes that the Company will be able to overcome the 1999 working capital deficit and generate positive net cash flows from new contracts, as described below, and by continued monitoring and reduction of operating costs. The following highlights describe significant factors contemplated in management's plans with respect to continued operations:

 .    In the fourth quarter of 1999, the Company was awarded a five year subcontract with the Illinois Institute of Technology Research Institute. The contract is valued at approximately $8.5 million and is expected to provide approximately $1.5 million in gross cash flow for the year ended December 31, 2000.

 .    Approximately eight new contracts, with estimated gross revenues of $1.1 million for the year 2000, were entered into during the last quarter of 1999.

 .    At December 31, 1999, the Company has approximately 15 - 18 contracts out for bid with various potential customers. These contracts, if awarded, would provide the Company with approximately $8.5 - $13.5 million in additional revenues over the next two to three years.

 .    Management will continue to monitor and reduce operating costs.

 .    Subsequent to year end, approximately $575,000 in funds were received from the exercise of stock options. In addition, management anticipates that, if the stock price remains strong, additional capital will be received in 2000 from the exercise of management and underwriter warrants. This could total in excess of $1 million.

 .    Continue to seek a pharmaceutical partner to begin clinical trials with regulatory bodies and to market HepArrest worldwide.

 .    Actively market our recently patented product - Accutrac.

[PHOTO]

The Executive Officers and Board of Directors

Executive Officers
Richard J. Freer, Ph.D                         Robert B. Harris, Ph.D.
Chairman of the Board                          President

Thomas R. Reynolds                             James H. Brennan, MBA
Senior Vice President and Secretary            Controller

Directors
Richard J. Freer, Ph.D.                        Robert B. Harris, Ph.D.
Chairman of the Board                          President

Thomas R. Reynolds                             Dr. Raymond Cypess
Senior Vice President and Secretary            Director and CEO, American Type Culture
                                               Collection
Peter Einselen                                 The Honorable George F. Allen
Director, and Senior Vice President,           Director, and Partner,
Anderson & Strudwick, Inc.                     McGuire, Woods, Battle & Boothe, LLP


Corporate Information

Corporate Office:                              Patent Counsel

Commonwealth Biotechnologies, Inc.             Burns Doan Swecker and Mathis, LLP
601 Biotech Drive                              1737 King Street
Richmond, Virginia 23235                       Alexandria, Virginia 22314

phone: 800-735-9224;  804-648-3820
fax:804-648-2641                               Transfer Agent and Registrar
email: info@cbi-biotech.com                    American Securities Transfer
web site: www.cbi-biotech.com                    and Trust, Inc.
                                               938 Quail Street, Suite 101
                                               Denver, CO
General Counsel
                                               Independent Auditors
LeClair Ryan
A Professional Corporation                     McGladrey and Pullen, LLP
707 East Main Street, 11th Floor               1051 East Cary Street
Richmond, Virginia 23219                       Richmond, Virginia 23226

28