Form 10-K, Exhibit 13
period 2000-12-31
COMMONWEALTH BIOTECHNOLOGIES INC
filed 2001-04-02
CIK 1042418

                                                                    EXHIBIT 13.1

To the Shareholders of
Commonwealth Biotechnologies, Inc.
CBI's focus in 2000 was in three major areas: the drive towards profitability, redefinition of its mission and enhancement of its technological services.

Profitability

Revenues exceeded expenses in the first and second quarters of 2000 for the first time since CBI's initial public offering in 1997, reversing the status quo of revenues chasing expenses. Although gains were lost in the last two quarters of 2000, the Company still completed its fiscal year operations on or exceeding budget in almost all categories. Revenues were up 71% over 1999 while expenses rose a modest 13%. Revenues exceeded $4.3 million for the first time ever as CBI signed several long-term contracts.

In 2001, the Company's focus will continue to be on profitability. CBI is a successful contract research organization (CRO), generating revenues which in turn, permit the development and funding of intellectual properties. This year's success is attributable to watchful management and CBI's ability to attract long-term contractual clients who utilize all aspects of the Company's technology base. This ability stems from CBI's state-of-the-art expertise and instrumentation, recognized leadership in the field and aggressive marketing. Profitability was also realized from implementation of new sources of revenue, such as paternity testing, genomics, proteomics and microbiology.

Mission: Concept-to-Clinic

Concept-to-Clinic is the key to CBI's continued success. It defines the approach taken with all clients--design, development, implementation and testing. Whether the client is a start-up Company with research and development needs, or an established firm wishing to move a product through clinical regulation, CBI stands ready as partner of choice to provide the required services that ensure success. You are encouraged to read more about this successful approach on the ensuing pages. The use of Concept-to-Clinic is evidenced in the broad array of services CBI offers its clients.

Technological Services

Contractual Research

CBI's growth is attributed in part to its focus on signing long-term contractual clients. For example, two long-term clients have signed continuing contracts for 2001. CBI continues to serve as subcontractor to the Illinois Institute of Technology Research Institute (IITRI) for proprietary protocol development work. This contract was valued at over $1.4 million for 2000 and is expected to bring nearly $8 million to the Company over its five-year term. CBI is the prime contractor for a second sponsor, which focuses on research aimed at identifying novel molecules. This contract is valued at about $1 million for a one-year period. These contracts represent unique opportunities for CBI in that the work involves nearly every employee at the Company and involves virtually every technology.

CBI must develop new technologies to service these and other contracts. New technologies are expected to bring additional revenue to the Company when they are commercialized. In addition to contractual research, in the past year several technology platforms have produced notable results at CBI. In the coming year still other platforms promise to play equally exciting roles in CBI's growth. Some of these technologies are discussed below.

Paternity Testing

There has been a dramatic and constant increase in the number of private paternity cases implemented at CBI. The Company routinely processes upwards of 125 inquiries per month. This workload generated nearly a 1000% increase in revenue compared to 1999. CBI is recognized worldwide for its expertise in this area. The Company routinely receives samples from the Pacific Rim countries for analysis as a result of service agreements it has with Korean and Japanese companies. In 2000, CBI received accreditation from the American Association of Blood Banks and renewed its accreditation with the National Forensic Science Technology Council.

Genotyping Services

CBI implemented rapid and novel techniques for genotyping analysis in 2000 that have been applied to cell culture lines. Consequently, the Company performs identity and lineage analysis on different cell lines for various clients. Total revenue derived from genotyping services alone increased 1000% compared to 1999. CBI anticipates these techniques to continue to positively impact profitability in the future.

Drug Development

CBI implemented Drug Development as a new technology platform in January 2001. This technology complements its current inventory of services and allows CBI to offer complete development of potential human pharmaceuticals, from conception through pre-clinical trials and onto early phase clinical trials (I and II). Drug Development is a primary focus for CBI's new Concept-to-Clinic mission and marketing approach. To launch this service, the Company initially sought to acquire a small firm that specializes in the field. CBI then negotiated to simply acquire this firm's existing contracts. The Company also retained key expert personnel. CBI is now fully operational in Drug Development capabilities, and is currently identifying new clients and contracts.

Genome Services

In 2000, CBI implemented a state-of-the-art genomics platform. The services CBI offers include DNA genome-scale sequence determination, real time PCR analysis, array technologies and bioinformatics processes. CBI began a collaborative project to sequence the genome of the microbial pathogen Streptococcus Sanguis under the auspices of a federally funded grant from the National Institutes of Health.

Proteomics

CBI has already acquired the instrumentation necessary to become a center for proteomic study (The proteome is the spectrum of proteins produced by an organism). Proteomics is the principle end target of genomic analysis, where function is ascribed to proteins, which are revealed through genomic sequence determination. With publication of the human as well as other organisms' genetic road map, proteomics will rapidly become the leading technology platform leading to new drugs for human diseases. Having a proteomics platform positions CBI to assist clients who wish to capitalize on the wealth of DNA sequence information in the public domain. CBI has integrated molecular modeling, bioorganic synthesis, over-expression and protein purification services within its proteomic platform.

2000 Highlights

CBI garnered its share of recognition in 2000.

January CBI was highlighted by the Richmond Times Dispatch for its large and diverse client list, its global client base, its existing contracts and its patents.

February CBI announced a joint alliance with november AG of Erlangen, Germany. Together, CBI and november are developing novel technologies for analysis of environmental analytes that it believes will provide a platform technology for commercialization in the coming years. The alliance with november also opens CBI to European markets. Orders for peptides and other materials have recently been realized through this alliance. February also brought news about AccuTrac(TM), a reagent CBI developed that facilitates automated DNA sequence analysis. CBI received "Notice of Allowance of All Claims" from the US Patent Office, and the US patent for AccuTrac(TM) issued in August.

March CBI announced its entry into genomics and proteomics research. In August the Company announced a genomics analysis contract to determine the genetic blueprint for Streptococcus Sanguis, a major contributor to dental caries and a leading cause of human heart valve and blood infections. In the proteomics field, CBI is conducting research into several clinically and environmentally relevant bacteria.

April CBI announced its second joint alliance for 2000 with Vigen Laboratories, Inc., of Wilmette, IL. In conjunction with Vigen, CBI has developed (and has filed the appropriate patent applications) real-time PCR detection methods for the presence of the HIV virus and of four members of the herpes virus family. With this technology platform in place, CBI is now advertising its capabilities to screen patient samples for these viruses and to perform high throughput screening of potential anti-viral compounds. CBI has already realized its first revenues from analysis of patient sera. With the approval and support of Vigen, CBI's Drug Development group will move the assay platform through the FDA validation process. In April, CBI also announced record revenues for the first quarter of 2000 and, for the first time since its1997 IPO, a net profit to the Company.

August CBI was recognized by Deloitte and Touche for its "Virginia Technology Fast 50" designation. CBI was later recognized as a Deloitte and Touche "National Fast 500" awardee. Over the previous five-year period, CBI's revenues grew by more than 650% to gain this national recognition. August also brought the announcement that CBI had doubled its sales compared with the same period last year and realized a profit for the first six months of the fiscal year. CBI also announced a joint alliance with Kemp Biotechnologies. Kemp offers large-scale (1000L) over-expression services, which are not offered by CBI. Kemp utilizes CBI for its pilot scale, molecular biology and protein analytical services.

September CBI successfully closed a private placement of stock. The proceeds of this transaction are being used to enhance CBI's marketing efforts, to purchase needed equipment, to implement Drug Development as a platform technology and to subsidize general operating expenses. CBI was highlighted as a leading public CRO in the September issue of R & D Directions.

November The US Patent Office issued CBI a "Notice of Allowance of All Claims" for its "Continuation in Part" to the US patent for HepArrest(TM), the Company's lead human pharmaceutical product. With commercialization as its goal, CBI is currently engaged in discussions with other potential licensing partners for further development of HepArrest(TM). CBI is also actively exploring other avenues for commercialization. Various companies have exhibited strong interest in HepArrest(TM).

Under strict restrictions of use, CBI has supplied several firms with samples for experiments in their own labs. Success with these experiments will likely facilitate an acceptable agreement structure for CBI's commercialization of HepArrest(TM). CBI also announced a joint alliance with Richter International in November. Together, CBI and Richter will develop and implement state-of-the-art food microbiology analysis services.

December George Allen resigned from the Board of Directors of CBI to accept his new position as US Senator in Washington, DC. Senator Allen has been a valued contributor to the growth and direction of CBI, and the Company thanks him for his efforts on its behalf. Moving forward, CBI announced appointment of three new board members who will stand for affirmation at the 2001 Annual Meeting of Shareholders. Dr. Donald McAfee is Chairman and Chief Technical Officer of Discovery Therapeutics, Inc. of Richmond, VA, and has over 30 years experience in biomedical research. He has been responsible for moving four novel drug candidates from the bench to clinical trials and has successfully negotiated numerous licensing agreements with multinational strategic partners. Mr. Samuel
P. Sears, Jr. is a nationally known attorney who specializes in legal management and negotiation of mergers and acquisitions. Mr. Sears is currently acting as consultant to two biotech start-up firms. Mr. Everette G. ("Buddy") Allen, Jr. is chairman and senior partner in the law firm of Hirschler, Fleischer, Weinberg, Cox and Allen, PC of Richmond, VA. He concentrates his practice in litigation, commercial disputes, finance and debt restructuring. The Management of CBI welcomes these new board members and looks forward with anticipation to their help in growing CBI.

Thank You for Your Continued Support

CBI is ready for the new millennium. To all its hard-working employees, CBI again owes its thanks and gratitude. To the Company's current Board of Directors, its consultants, many clients and vendors, and especially to its shareholders, CBI again says thanks.

With best regards,

/s/ Richard J. Freer
--------------------------------
Richard J. Freer, Ph.D.,
Chairman of the Board


/s/ Robert B. Harris
--------------------------------
Robert B. Harris, Ph.D.,
President


/s/ Thomas R. Reynolds
--------------------------------
/s/ Thomas R. Reynolds,
Senior Vice President,
Secretary


/s/ James H. Brennan
--------------------------------
James H. Brennan
Controller

CBI welcomes your calls and inquiries.

Phone:   800-735-9224
--------------------------------------------------------------------------------
Fax:     804-648-2642
--------------------------------------------------------------------------------
E-Mail:  info@cbi-biotech.com
--------------------------------------------------------------------------------
Web:     www.cbi-biotech.com
--------------------------------------------------------------------------------
Address: 601 Biotech Drive
         Richmond, VA 23235
--------------------------------------------------------------------------------

You are cordially invited to attend CBI's 2001 Annual Meeting of Shareholders on May 7, 2001 at 11:00 a.m. at the Company's facility.

CBI's Foundation

The mainstay of CBI continues to be its platform technology business. In 2000, CBI was again able to successfully recruit qualified scientists to join its staff, in part because of their interest in developing cutting-edge technologies. The outcome of these efforts is technology commercialization, which contributes greatly to CBI's recognition as one of the most comprehensive contract research organizations in life sciences research anywhere in the world. CBI offers custom synthetic organic and bioorganic chemistries, spectroscopy services and a full complement of protein, DNA/RNA, and genetic identity and analysis testing services. At any given moment, CBI routinely has numerous contract proposals pending with various potential clients with a combined total valuation of several million dollars. CBI now boasts over 1900 clients in over 850 institutions worldwide.

All CBI's technologies are fully detailed in its promotional brochures and on its Web page. The Company is now equipped with fax-on-demand services for potential customers who want CBI's literature (1-877-329-4224). More than 60% of all inquiries and more than 50% of all orders CBI receives come via the Internet.

CBI's CRO Clients

CBI's clients are from private companies, academic institutions and government agencies across the globe. Virtually all CBI's clients are engaged in life sciences research. They use CBI's technologies to provide data and results to support their individual research programs. As of December 2000 nearly 80% of CBI's clients were from private companies. CBI adds about 20 new clients per month.

CBI has made a conscious effort to redefine its client base. Through its aggressive marketing efforts, CBI has successfully changed its image from a "menu" driven Company (where a client might order one or two analyses) to a "project oriented" Company (where a client contracts with CBI to move a project from conception to practice). In the evolution of CBI's business and as prices and technologies changed, it became increasingly clear to the Company that it would be very difficult to sustain business if CBI had to rely on investigators who provided individual samples for analysis. It was simply not economically viable to consider nurturing growth on the basis of orders for individual analyses or individual orders for a limited DNA sequencing project. The only answer was large-scale, solution-oriented, one-stop shopping.

Concept-to-Clinic at Work

Many of CBI's long-term clients are entrepreneurs with an idea or a patent who have no laboratory facilities to speak of. These clients contract with CBI to help further develop their ideas in silico (on the computer), to do the basic research necessary to prove the concept and, finally, to reduce the idea to practice--Concept-to-Clinic. In one example, CBI undertook a project with a biotech start-up Company to isolate, purify, characterize and develop methods of analysis of a putative marker for malignant (cancerous) cells and tumors. Armed with nothing more than some passing literature references, CBI scientists have now isolated the target molecule and have developed two different immuno assays to measure both the target molecule and antibodies in human plasma against the target molecule. The work has progressed to the stage where the FDA is currently reviewing the immuno assay tests for clinical acceptance. CBI was remunerated for all aspects of the development work and is compensated for performance of the immuno assays on a per-test basis. Ongoing work includes detailed characterization of the molecular target. Clearly, the potential market for early cancer detection is unlimited.

Also consider CBI's joint alliance with Vigen, another example of successful Concept-to-Clinic. CBI was initially contracted to isolate and then characterize the putative anti-viral bioactive component of interest to Vigen. In the course of the work, it became clear that a rapid, reproducible and reliable method of assay was required which would replace the three-week cell culture assay method that was previously used by other investigators under contract to Vigen. To meet this challenge, CBI scientists first developed a TaqMan(TM) real-time PCR (polymerase chain reaction) assay to detect HIV viral DNA and then--in rapid succession--performed all the bioinformatics, design, synthesis and developmental work necessary to implement TaqMan(TM) assays for different herpes viruses. CBI has filed patents to protect these properties. Together, Vigen and CBI are commercializing these screening platforms.

Concept-to-Clinic also affects those CBI clients who have enormous in-house research and development capabilities but who seek to outsource much of this work for technical, strategic, or economic reasons. Simply put, CBI possesses the expertise and instrumentation necessary to develop a project to its potential, which makes it economically feasible for a major Company to outsource its work to CBI. Many of CBI's clients are multinational companies. Under contract, CBI has helped them develop new product lines, or has implemented new methods of quality control for them, or has simply performed sophisticated macromolecular analyses on their behalf.

Continued Growth with an Eye Towards Profitability

CBI's business strategy is sound. It is the Company's intent to continue to provide its clients with comprehensive, integrated technology platforms, and to allow its clients to use CBI's services for all their outsource needs. However, CBI is not complacent in its current position. CBI constantly seeks new areas for growth and development--areas that can be implemented at minimal cost for maximum revenue return.

In 2001, CBI will increase its marketing efforts by enhancing its Web page and creating hot links to its strategic partners. CBI will advertise more in professional journals. Each advertisement has been designed to have maximum impact. The Company's trade show booth is being revamped. CBI will display its capabilities at selected trade shows throughout the year, where prospective clients and opportunities abound.

CBI will continue to focus on acquiring long-term contractual clients. Management is writing a higher number of larger-volume, higher-dollar proposals than ever before. The Company is capitalizing on its recognized expertise in mass spectrometric methods, DNA sequence analysis, molecular biology, and other vital research areas. CBI is now uniquely positioned to compete as a prime contractor for government-sponsored projects and routinely responds to RFPs (requests for proposals) from different government agencies.

CBI continues to create and implement new platform technologies. In addition to the TaqMan(TM) services already described, CBI and Richter International will develop state-of-the-art food microbiological assay procedures. Such methods are essential to guarantee the safety of the nation's food supply, especially with regard to US military stationed overseas in strategically important areas of the world.

In 2001, CBI will expand its Drug Development capabilities. CBI now has the ability to submit IND (investigational new drug) applications on behalf of biotechnology start-up firms and to coordinate and supervise Phase I and Phase II clinical trials of potential new human pharmaceuticals. With the successful start of this technology platform, CBI now truly represents "one-stop biotechnology shopping." Not only will CBI be able to develop a biotech product, but also will help move the product through early stages of the complex regulatory process.

CBI already has a proven track record in competing for extramural funding for its intellectual properties. In 2001 CBI intends to exploit this mechanism for identifying funds that will be used to develop new product lines, as well as to help develop new platform technologies.

CBI is committed to growing its paternity, genotyping and CODIS data base revenue streams. CBI is accredited by the American Association of Blood Banks
(AABB) and by the National Forensics Science Technology Council (NFSTC). The Company is also accredited under the Clinical Laboratories Investigations Act
(CLIA). These accreditations allow CBI to perform paternity testing, genetic analysis and to submit DNA sequence information ("DNA fingerprints") to the FBI national database.

CBI has several expansion efforts planned for 2001. The Company will inaugurate at-home paternity test kits, expand its marketing for paternity testing beyond the Internet and regional Yellow Pages, continue to compete aggressively for CODIS databasing contracts and continue to automate its laboratory procedures in these areas. The AABB estimates that nearly 800,000 paternity tests will be conducted in the US during 2001. Of these, nearly 50,000 cases will be private. CBI is well positioned to capture a significant portion of this market.

Proprietary Research and Development

CBI has developed its own intellectual properties that promise to add a sig-nificant revenue stream to the Company when they are fully commercialized.

HepArrest(TM)

HepArrest(TM) is intended for use in acute surgical situations where the anti-coagulant effects of Heparin must be reversed. When surgery is concluded, res-toration of clotting function is critical to prevent unwanted bleeding and re-lated post-operative complications. CBI has completed virtually all pre-clini-cal laboratory studies necessary to file its own IND for HepArrest(TM). With implementation of its Drug Development platform, CBI is positioned to move HepArrest(TM) through the regulatory compliance process. Concom itantly, the Company is seeking a licensing partner who will complete the IND and clinical trial process on its behalf. United States patents have been issued for HepArrest(TM). National patent filings for the product are pending in Europe, Canada and Japan, the three largest potential markets for HepArrest(TM) out-side of the United States. At present, HepArrest(TM) has few other viable com-petitors. Even if a new product were to be developed shortly, HepArrest(TM) is considerably further along in the commercialization process. If HepArrest(TM) comes to market and continues to perform in clinical trials as it has in pre-clinical trials, it is not unimaginable that HepArrest(TM) could capture a significantly higher market share than 65%.

AccuTrac(TM)

In August 2000 the US patent for AccuTrac(TM) was issued to CBI. AccuTrac(TM) is a laboratory reagent, which facilitates the process of automated DNA se-quence analysis. CBI is selling AccuTrac(TM) worldwide and under non-exclusive license through Cosmo Bio Co., Ltd. of Tokyo, Japan. The Company is currently negotiating additional non-exclusive license agreements while continuing to market and directly sell the reagent.

Focus on Profitability

CBI management has outlined a logical and progressive program to realize prof-itability throughout 2001. Much depends on CBI's ability to close new long-term contracts that are pending with potential clients. However, over the last two fiscal years, CBI has demonstrated that revenue growth does not have to be accompanied by proportional increases in expenses. Compared with 1999, revenue increased 71% while expenses increased a modest 13%. For the most part, CBI already has the capacity and personnel in place to continue to grow revenues while only moderately increasing expenses.

STOCKHOLDER MATTERS

Market for Common Equity

The Company completed its initial public offering on October 28, 1997 at a price per share of $6.00. Since that time, the Common Stock has traded on the NASDAQ Small Cap Market ("NASDAQ"). The following table sets forth the range of high and low sales price per share of common stock for 2000 and 1999.

-------------------------------------------------------
                      2000                 1999
-------------------------------------------------------
              High Stock Low Stock High Stock Low Stock
Period          Price      Price     Price      Price
-------------------------------------------------------
1st Quarter,   $30.000    $7.625    $ 9.250    $7.875
-------------------------------------------------------
2nd Quarter,   $12.125    $7.000    $ 9.000    $6.438
-------------------------------------------------------
3rd Quarter,   $ 9.875    $5.750    $ 6.563    $4.188
-------------------------------------------------------
4th Quarter,   $ 9.000    $3.437    $10.250    $4.750
-------------------------------------------------------

On March 15, 2001 the last reported sales price for a share of the Company's Common Stock on NASDAQ was $ 4.06. As of March 1, 2001, there were 761 holders of record of the Company's Common Stock and approximately 881 beneficial holders.

The Company has not paid any cash dividends on its Common Stock. The Company intends to retain its earnings to finance the growth and development of its business and does not expect to declare or pay dividends in the foreseeable future. The declaration of dividends is within the discretion of the Company. However, the Company's ability to pay dividends is constrained by certain provisions of its industrial revenue bond financing.
Selected Financial Data

Set forth below is selected
financial data with respect
to the Company for the
years ended December 31,
2000 and December 31, 1999,
which has been derived from
the audited financial
statements of the Company.
The selected financial data
set forth below should be
read in conjunction with
"Management's Discussion
and Analysis of Financial
Conditions and Results of
Operations."

Management's Discussion and
Analysis of Financial
Condition and Results of
Operations

The following should be
read in conjunction with
"Selected Financial Data"
and the Company's Audited
Financial Statements and
Notes thereto included
herein.

------------------------------------------------------------------------------
                                          For the years Ended
------------------------------------------------------------------------------
                         December 31, 2000 December 31, 1999 December 31, 1998
------------------------------------------------------------------------------
Operational Data:
------------------------------------------------------------------------------
Revenues:                   $ 4,366,959       $2,565,132        $ 1,604,267
------------------------------------------------------------------------------
Net Loss                       <921,916>      <2,091,194>        <2,096,937>
------------------------------------------------------------------------------
Loss per common share       $     <0.51>          $<1.27>            $<1.29>
------------------------------------------------------------------------------
Weighted average common
 shares outstanding           1,807,142        1,641,738          1,622,340
------------------------------------------------------------------------------
Balance Sheet Data:
------------------------------------------------------------------------------
Total Current Assets        $ 2,469,882       $  560,576        $ 2,471,022
------------------------------------------------------------------------------
Total Assets                $10,343,694       $8,250,369        $10,401,182
------------------------------------------------------------------------------
Total Current
 Liabilities                $   916,743       $  967,866        $ 1,114,563
------------------------------------------------------------------------------
Total Liabilities           $ 4,994,129       $4,967,866        $ 5,114,563
------------------------------------------------------------------------------
Total Stockholders
 equity                     $ 5,349,565       $3,282,503        $ 5,286,619
------------------------------------------------------------------------------

Business Considerations

In October 1997, the Company closed its initial public offering (IPO) and received net proceeds of $5,417,578, net of underwriting and other costs. In connection with the IPO, the underwriters purchased warrants for 101,500 shares of common stock. The warrants are exercisable for a period of five years at an exercise price of $9.90 per share.

Since 1997 and through 2000, the Company incurred recurring operating losses due to increased operating costs without corresponding increases in revenues. Through 2000, these deficits were substantially funded through use of funds obtained from the private placement and IPO. The Company has also used proceeds from its offerings for capital acquisitions, which were primarily funded through its issuance of Industrial Revenue Development Bonds.

At December 31, 1999, the Company had used virtually all of the funds received in connection with its offerings. The following highlights describe significant factors that have occurred in 2000 with respect to continued operations:

 . During the quarter ended March 31, 2000, approximately $575,000 in funds was received from the exercise of stock options. In addition, management anticipates that, if the stock price remains strong, additional capital will be received in 2000 from the exercise of management and underwriter warrants.
 . On September 27, 2000, the Company completed a private placement of common stock and warrants to purchase common stock and received net proceeds of $2,350,397. The proceeds were used to pay off the line of credit and for additional general working capital needs.
 . In the fourth quarter of 1999, the Company was awarded a five-year annually renewable subcontract valued at $8.5 million with the Illinois Institute of Technology Research Institute. During the third quarter of 2000, the second year of this contract was awarded to the Company and is expected to provide revenues of approximately $1.2 million. This revenue will be recognized during the fourth quarter of 2000 and the first three quarters of 2001.
 . At December 31,2000, the Company has approximately thirty-six contracts out for bid with various potential customers. These contracts, if awarded, would provide the Company with approximately $7.4 million to $12.7 million in revenues over the next two to three years.
 .  The Company continues to seek a pharmaceutical partner to begin clinical trials with regulatory bodies and to market HepArrest(TM) worldwide.
 . Management continues to monitor and reduce operating costs.

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

The Company generally derives revenue from two types of customers: those who require a discrete set of services ("short-term projects"), and those who contract with the Company on an extended basis for performance of a variety of integrated services ("long-term projects"). More often than not, the Company's customers provide repeat business to the Company. Historically, a majority of the Company's revenues have been earned under short-term projects. However, the Company views long-term projects as the more important source of revenue, and has continued to focus its efforts on identifying long-term customers. Long-term projects generally range from a few months to more than a year. Revenues are generally recognized as services are rendered or as products are delivered. In addition, revenue is also recognized with performance-based installments payable over the contract duration as milestones are achieved.

The Company also derives revenues from government grants that partially fund the Company's research efforts for its proprietary technologies. All government grants are expense reimbursement grants which provide for reimbursement on a monthly basis of the Company's direct costs incurred in a research project, plus indirect costs stated as a percentage of direct costs.

The Company realized a net loss for the years ended December 31, 2000 and December 31,1999 of $921,916 and $2,091,194, respectively. These results are consistent with the Company's business plan for 2000. The loss in 2000 has improved over the loss in 1999 due to an increase of $1,677,801 in revenues from contract research. This improvement reflects management's continuing efforts to identify and obtain long-term contracts.

Effective January 1, 2001, the Company announced that it has purchased the current contracts and the rights to pending contracts of the Drug Development Group of SRA Life Sciences, Inc., (SRA) Falls Church, VA. SRA's Drug Development Group's core staff, including its Director of Drug Development, has joined CBI to support ongoing and future projects. These individuals will continue to operate from Falls Church, VA. Drug development comprises consulting, management, and implementation of all services required to move a client's drug, process, or device candidate through its research and development phase, pre-clinical laboratory studies, clinical trials, and regulatory phases of the regulatory approval process. This acquisition completes the continuum of services required to support a client's product or process from its conceptualization through its presentation to regulatory agencies for final pre-market approval. The Company will begin a very aggressive marketing effort to reach not only new clients but also to raise the awareness of our current client base, many of which have products in their pipelines which could benefit from this new capability. The Company's intention is to target small to medium biotech companies seeking to commercialize their products but which don't have in-house regulatory expertise.

Results of Operations

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues

The Company experiences fluctuations in all revenue categories. Continuation of existing projects, or engagement for future projects is usually dependent upon the customer's satisfaction with the scientific results provided in initial phases of the scientific program. Continuation of existing projects or engagement of future projects also often depends upon factors beyond the Company's control, such as the timing of product development and commercialization programs of the Company's customers. The combined impact of commencement and termination of research contracts from several large customers and unpredictable fluctuations in revenue for laboratory services can result in very large fluctuations in financial performance.

Gross revenues increased by $1,801,827 or 70.2% from $2,565,132 during the year ended December 31, 1999 to $4,366,959 during the year ended December 31, 2000.

Revenues realized from laboratory services increased by $257,054, or 28.8% from $892,652 during 1999 to $1,149,706 during 2000. This increase is primarily due to the startup of Paternity testing. Revenues realized from this activity have amounted to $284,846 during 2000 compared to $30,410 in 1999.

Revenues realized from contract research increased by $1,677,801 or 115.1%, from $1,457,310 during 1999 to $3,135,111 during 2000. Of the total revenue from contract research, one major customer represents 52.2% of the revenue earned during the period. This project was awarded from the Illinois Institute of Technology Research Institute (see "Business Considerations"). During the third quarter of 2000, the second year of this contract was awarded to the Company and is expected to provide revenues of $1.2 million. This revenue will be recognized during the fourth quarter of 2000 and the first three-quarters of 2001.

The Company experienced a decrease in revenue realized from government grants in the amount of $104,522, or 60.2%, from $173,750 during 1999 to $69,228 during 2000. This decrease is primarily due to the completion of all of the grants in house. The elimination of government grants is consistent with the Company's business plan for 2000 to devote its efforts on identifying long-term customers.

The Company experienced a decrease in revenue realized from AccuTrac in the amount of $28,506, or 68.8%, from $41,420 during 1999 to $12,914 during 2000.
This decrease is primarily due to purchases in 1999 after the initiation of the product into the market, which was not continued in 2000.

Expenses

Cost of Services. Cost of services consists primarily of labor, laboratory supplies and miscellaneous indirect costs. The cost of services increased by $1,008,381, or 60.2%, from $1,675,677 during 1999 to $2,684,058 during 2000.
The cost of services as a percentage of revenue was 61.5% and 65.3% during 2000 and 1999, respectively.

Labor costs increased by $761,222, or 97.9%, from $777,320 during 1999 to $1,538,542 during 2000. This increase reflects a reallocation of the Company's resources to the general operations of the business from the research and development and General and Administrative areas. This reallocation is necessary to support the additional long-term projects currently in progress. The costs for direct materials increased by $154,943, or 20.1%, from $770,544 during 1999 to $925,487 during 2000. These increased costs are directly attributable to the increase in revenues. Other costs increased by $92,216, or 72.1%, from $127,813 during 1999 to $220,029 during 2000. This increase in costs is due to increases in additional postage, maintenance and repairs of equipment and lease expenditures on equipment.

Selling, General and Administrative. Sales, general and administrative expenses ("SGA") consist primarily of compensation and related costs for administrative, marketing and sales personnel, facility expenditures, professional fees, consulting, taxes, and depreciation. Total SGA costs decreased by $204,984, or 8.6%, from $2,371,608 during 1999 to $2,166,624 during 2000. As a percentage of revenue, these costs were 49.6% and 92.5% during 2000 and 1999, respectively.

Total Compensation and Benefits decreased by $259,300 or 40.0% from $648,094 during 1999 to $388,794 during 2000. This decrease is primarily attributable to the reallocation of personnel in the administrative area to work on the subcontract from the Illinois Institute of Technology Research Institute.

Professional and consulting fees increased by $70,873, or 26.7%, from $265,777 during 1999 to $336,650 during 2000. This increase is primarily due to the additional expenditures in business and Directors and Officers liability insurance. In addition, increased legal fees associated with management's proposed acquisition of SRA Life Sciences, Inc. and the defending of its AccuTrac patent also contributed to this increase.

Depreciation increased by $46,560, or 8.8%, from $530,412 during 1999 to $576,972 during 2000. This increase is primarily due to the purchases of new equipment during the year.

Office expenses increased by $34,889, or 34.7%, from $100,491 during 1999 to $135,380 during 2000. This increase is primarily due to additional operating and office supplies needed to support the operations of the Company.

Marketing costs decreased by $171,316 or 58.5%, from $292,662 during 1999 to $121,346 during 2000. Reductions in advertising, public relations and payments for consulting services contributed to the decrease in marketing costs.

Sales costs decreased by $47,982 or 62.4%, from $76,860 during 1999 to $28,878 during 2000. Elimination of the sales department contributed to the decrease in costs.

Other costs increased by $137,111 or 152.5%, from $89,889 during 1999 to $227,000 during 2000. This increase is primarily due to the bad debt written-off from one customer in the amount of $122,553.

Research and Development. Research and development costs within the Company fall into two general categories: grant-related research and development and in-house research and development. These categories are distinguished by those performed in support of government grant-sponsored programs, and those performed in the absence of such grants which are funded from working capital. Total expenditures for these two categories decreased by $230,211, or 60.6%, from $379,753 during 1999 to $149,542 during 2000. Total grant-related research and in-house research as a percentage of revenue was 3.4% and 14.8% during 2000 and 1999, respectively.

Expenditures to perform grant-related research activities decreased by $113,472 or 61.6%, from $184,293 during 1999 to $70,821 during 2000. This decrease is primarily due to the completion of all of the grants in house.

Expenditures made by the Company for in-house research activities decreased by $116,740 or 59.7%, from $195,461 during 1999 to $78,721 during 2000. This decrease is primarily attributable to the reallocation of personnel in the research and development area to work on the subcontract from the Illinois Institute of Technology Research Institute.

Other Income (Expenses)

Interest income to the Company decreased by $14,339, or 18.2% from $78,993 during 1999 to $64,654 during 2000. Interest income has been derived from investing the unused portion of the funds realized by the Company from the successful sale (March 1998) of Industrial Revenue Bonds (IRBs) for construction of the Company's new facility. Interest income on this segment decreased due to the reduction in funds used for the completion of the project.

Interest costs incurred by the Company during 1999 and 2000 included (1) interest paid to financial institutions for loans made to the Company; 2) interest paid for the Company's IRBs; 3) amortization of costs incurred as a consequence of the completion of the Company's IRB financing; and 4) interest costs associated with the line of credit from a significant stockholder of the Company, which included the valuation of options issued in connection therewith. Interest expense increased by $45,024 or 14.6% from $308,281 during 1999 to $353,305 during 2000.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Revenues

Gross revenues increased by $960,865 or 59.9% from $1,604,267 during the year ended December 31, 1998 to $2,565,132 during the year ended December 31,1999.

The Company experiences fluctuations in all revenue categories. Continuation of existing projects, or engagement for future projects is usually dependent upon the customer's satisfaction with the scientific results provided in initial phases of the scientific program. Continuation of existing projects or engagement of future projects also often depends upon factors beyond the Company's control, such as the timing of product development and commercialization programs of the Company's customers. The Company is unable to predict for more than a few months in advance the volume and dollar amount of future projects. The combined impact of commencement and termination of research contracts from several large customers and unpredictable fluctuations in revenue for laboratory services can result in very large fluctuations in financial performance.

Short Term Projects

Revenues realized from short-term projects which is included in the Statement of Operations as Laboratory Services, increased by $16,144, or 1.8%, from $876,508 during 1998 to $892,652 during 1999.

Revenues realized from peptide synthesis increased by $33,601 or 18.2% from $184,632 during 1998 to $218,233 during 1999. Revenues attributable to protein sequencing increased by $44,869 or 36.4%, from $123,385 during 1998 to $168,254 during 1999. Revenues derived from peptide synthesis and protein sequencing increased primarily due to new customers placing orders with the Company. Revenues realized from molecular biology increased by $15,408 or 154.7% from $9,957 during 1998 to $25,365 during 1999. Revenues from the new core technologies, Genetic Analysis, reported revenues during 1999 of $30,410. Revenues from DNA Sequencing decreased by $169,986 or 44.7% from $380,575 during 1998 to $210,589 during
1999. This decrease is primarily due to a change in the marketplace wherein most DNA sequence activities are becoming associated with long-term projects.

Other "uncategorized" revenues increased by $15,410 or 17.9% from $86,327 during 1998 to $101,737 during 1999. This increase is primarily due to additional work from our customers not previously done in prior years. These classifications are usually one-time events. Revenues realized from other core technologies remained essentially constant.

Long Term Projects

Revenues realized from various long-term projects, which is included in the Statement of Operations as Contract Research, increased by $990,855, or 212.4%, from $466,455 during 1998 to $1,457,310 during 1999.

This increase is primarily due to work being done on twenty-seven individual projects during 1999 compared to only fourteen projects during 1998. Of the twenty-seven projects initiated during the year, two customers accounted for 28.3% and 20.2% of the long-term contract revenue base, respectively. The Company's management continues to take an active role in negotiating new contracts. However, management is unable to say with certainty when or whether additional long-term contracts will be awarded.

Research Grants

The Company experienced a decrease in revenue realized from government grants in the amount of $87,554, or 33.5%, from $261,304 during 1998 to $173,750 during 1999. This decrease is primarily due to completion of two of the three grants. Those grants were the Phase II Small Business Technology Research grant
(SBTR) from the National Institutes of Health (NIH) and a Phase I SBIR award from the NIH for development of Rapid Assay Methods for the Detection of Botulism. The remaining grant, a ($200,000) Phase II Small Business Innovative Research Award (SBIR) from the United States Department of Agriculture (USDA) for development of a Diagnostic for Equine Infectious Anemia Infection has begun its second year. Remaining funds left total $82,839. The Company anticipates completion of the project by August 2000.

AccuTrac(TM) Revenue

The Company began sales of a new reagent (AccuTrac(TM)) which facilitates the process of automated DNA sequence analysis. Revenues during 1999 amounted to $41,420. There were no sales during 1998.

In February, 2000, CBI was notified of allowance of its claims on its United States patent application for its product, AccuTrac(TM), a reagent which facilitates the process of automated DNA sequence analysis. CBI is selling AccuTrac worldwide and just recently, we signed a non-exclusive agreement with Cosmo Bio Co., Ltd., Tokyo, Japan for distribution of AccuTrac in Japan. Cosmo Bio Co., Ltd, is one of the leading distributors of chemical and biological reagents in Japan and as part of our agreement, Cosmo Bio Co., Ltd., will mount an aggressive marketing campaign for AccuTrac which will target investigators involved in DNA sequencing projects in
14

Japanese companies and research institutions. A second distribution agreement with a second Japanese Company is pending.

Expenses

Cost of services consists primarily of labor and laboratory supplies. The cost of services increased by $550,113, or 48.9%, from $1,125,564 during 1998 to $1,675,677 during 1999. The cost of services as a percentage of revenue was 70.2% and 65.3% during 1998 and 1999, respectively.

Direct Materials

The costs for direct materials increased by $242,575, or 45.9%, from $527,969 during 1998 to $770,544 during 1999. Increases in direct materials were twofold. First, increases, by our suppliers, in purchases of reagents, chemicals and miscellaneous materials used in all the laboratories. Second, additional work being done on twenty-seven individual projects during 1999 compared to only fourteen projects during 1998. Of the twenty-seven projects initiated, one customer accounted for 18.7% of the material costs during 1999.

Direct Labor

Labor costs increased by $265,656, or 51.9%, from $511,664 during 1998 to $777,320 during 1999. This increase reflects a reallocation of the Company's resources to the general operations of the business from the research and development area. In addition, due to the increase in long-term contracts, personnel assigned to Selling, General and Administrative (SG&A), performed additional responsibilities in the laboratories.

Other Costs

Other costs (postage, travel, equipment rental, maintenance of equipment, etc) increased by $41,882 or 48.7% from $85,931 during 1998 to $127,813 during 1999.
This increase was due to the repairs and maintenance on equipment of $28,861. Other increases included, waste removal of $14,289, subcontracting services of $9,729, and freight delivery to the Company's clients of $16,304.

Selling,General and Administrative

Sales, general and administrative expenses ("SGA") consist primarily of compensation and related costs for administrative, marketing and sales personnel, facility expenditures, professional fees, consulting, taxes, and depreciation. Total SGA costs decreased by $126,993, or 5.7%, from $2,244,615 during 1998 to $2,371,608 during 1999. As a percentage of revenue, these costs were 139.9% and 92.5% during 1998 and 1999, respectively.

Compensation and Benefits

Total Compensation and Benefits decreased by $134,739 or 17.2% from $782,833 during 1998 to $648,094 during 1999. This decrease is primarily attributable to the resignation of one of the Company's executive officers, who opted to return to his former academic position. Additional reductions are due to reassigning a portion of management salaries allocated to direct labor and research and development.

Facility Costs

Costs for facilities decreased by $24,283, or 10.0%, from $241,845 during 1998 to $217,562 during 1999. This decrease is primarily due to the elimination of leased laboratory costs associated with the relocation of the Company to its new corporate headquarters. Additional costs associated with the relocation and new to the Company include electricity of $110,620, gas utility bills of $15,501, water usage of $4,388, and janitorial services of $9,035. Other facility costs include increases in telephone use of $35,307, facility maintenance costs of $7,259, and association fees of $9,511.

Professional Services

Professional fees increased by $65,610 or 32.8%, from $200,167 during 1998 to $265,777 during 1999. This increase was primarily due to legal and accounting costs associated with the year-end audit, quarterly accounting reviews, general legal support, legal costs associated with obtaining patents, and corporate liability insurance costs.

Taxes and Licenses

Taxes and License fees increased by $66,773 or 152.3% from $43,835 during 1998 to $110,608 during 1999. This increase is primarily due to an increase in personal property taxes paid to the new jurisdiction in which the facility is located. In addition, initial expenditures for Virginia sales tax and real estate taxes associated with the new facility were realized during 1999.

Depreciation Expense

Depreciation increased by $220,479 or 71.1% from $309,933 during 1998 to $530,412 during 1999. Increased depreciation costs are attributable to the purchase of additional laboratory equipment consistent with expanding the Company's technology base, and the twelve months of depreciation on the Company's new corporate facility. There were no depreciation costs during 1998 for any facility costs associated by the Company.

Marketing

Marketing costs decreased by $60,100 or 17.0%, from $352,762 during 1998 to $292,662 during 1999. Reduction in the use of non-Company professional media relations work and the elimination of attendance at several trade show costs contributed to the decline in expenditures.

In September, 1998, the Company entered into a contract with the Mattson Jack Group to perform a global market assessment of the Company's potential human therapeutic, HepArrest(TM). Total costs during 1998 amounted to $101,083 compared to $66,667 during 1999.

Research and Development

Research and development costs within the Company fall into two general categories: grant-related research and development and in-house research and development. These categories are distinguished in the Company by those performed in support of government grant-sponsored programs, and those performed in the absence of such grants and funded from working capital. Total expenditures for these two categories decreased by $95,245, or 20.1%, from $474,998 during 1998 to $379,753 during 1999. Total grant-related research and in-house research as a percentage of revenue were 29.6% and 14.8% during 1998 and 1999, respectively.

Grant-Related Research Activities

Expenditures to perform grant-related research activities decreased by $18,666, or 9.2%, from $202,957 during 1998 to $184,293 during 1999. All of the
Company's grant related expenditure are reimbursed from the appropriate governmental agency. This decrease in costs is primarily due to two of the three grants being completed during 1999.

Grants completed during 1999 included, a Phase II Small Business Technology Research grant (SBTR) grant from the National Institutes of Health (NIH). Expenses incurred through 1999 amounted to $82,356 and a Phase I SBIR award from the NIH for development of Rapid Assay Methods for the Detection of Botulism. Expenditures incurred through 1999 amounted to $32,455. The remaining grant, a ($200,000) Phase II Small Business Innovative Research Award (SBIR) from the United States Deparmeent of Agriculture (USDA), is for the development of a Diagnostic for Equine Infectious Anemia Infection. Expenses incurred through 1999 amounted to $70,084. The Company anticipates completion of the project by August 2000.

In-House Research Activities

Expenditures made by the Company for in-house research activities decreased by $76,580 or 28.2%, from $272,041 during 1998 to $195,461 during 1999. This decrease is primarily due to the reallocating of salaries from research and development to direct labor. This reallocation was necessary to support the additional long-term projects initiated by the Company. However, the Company continues to be actively engaged in establishing fundamental methods for genetic testing for agricultural and human applications, in developing methods of genome sequence analysis, and in pursuing fundamental research related to potential uses of

HepArrest in drug formulation. In addition the Company is continuing its in-house research and development efforts with AccuTrac(TM).

Other Income and Expenses

Interest income (in total) to the Company decreased by $249,634, or 76.0% from $328,627 during 1998 to $78,993 during 1999.

Interest income to the Company derived during 1998 resulted from investing the unused portion of the funds realized by the Company from the private placement of convertible notes in June 1997. These funds decreased by $208,636, or 86.9% from $240,096 during 1998 to $31,460 during 1999.

Interest income to the Company was also derived during 1998 from investing the unused portion of the funds-realized by the Company from the successful sale (March, 1998) of Industrial Revenue Bonds (IRBs) for construction of the Company's new facility. These funds decreased by $67,977 or 76.8% from $88,532 during 1998 to $20,555 during 1999.

Interest costs incurred by the Company during the 1999 and 1998 included (1) interest paid to financial institutions as loans made to the Company; (2) interest paid for the Company's IRBs; and (3) amortization of costs incurred as a consequence of the completion of the Company's IRB financing. Total interest expense and amortization increased by $123,626 or 66.9% from $184,655 during 1998 to $308,281 during 1999. This increase is primarily due the payment of twelve months interest for the Company's IRBs during 1999 as compared to nine months and fifteen days during 1998.

Liquidity and Capital Resources

For the year ended 2000, the Company reflected a decrease in cash of $558,229 from operating activities, as compared to a decrease of $2,072,244 from operating activities during the 1999 year. The cash outflow in 2000 was primarily due to the continuation of investments made by the Company in facility costs, personnel, equipment, sales, and marketing efforts. The cost outlays in 2000 were made possible by capital realized in the fourth quarter from the private placement of common stock and warrants to purchase common stock. Net proceeds received amounted to $2,350,397. The cost outlays in 1999 were made possible by capital realized from the Company's private placement of convertible notes and initial public offering of public stock.

Net working capital (deficit) as of December 31, 2000 and December 31, 1999 was $1,553,139 and ($407,290) respectively. This improvement is a direct result of record revenues for the Company, significant cost cutting measures adopted by management, and the private placement of common stock and warrants to purchase common stock. The proceeds of the private placement were used to pay off the line of credit and for general working capital needs.

The Company continues to search for long-term projects as the more important source of revenue and has continued to focus its efforts on identifying long-term customers. Long-term projects generally range from a few months to more than a year. In the fourth quarter of 1999, the Company was awarded a five-year subcontract with the Illinois Institute of Technology Research Institute. The contract is valued at approximately $8.5 million and has provided approximately $1.1 million in gross cash flow for the 2000. During the third quarter of 2000, the second year of this contract was awarded to the Company and is expected to provide revenues of approximately $1.2 million.

At December 31, 2000, the Company has approximately thirty-six contracts out for bid with various potential customers. These contracts, if awarded, would provide the Company with approximately $7.4 million to $12.7 million in revenues over the next two to three years.

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

Among the factors that could cause the actual results to differ materially from those projected are the following:

 . business conditions and the general economy, . the development and implementation of the Company's long-term business goals, . federal, state, and local regulatory environment, . lack of demand for the Company's services, . the ability of the Company's customers to perform services similar to those offered by the Company "in-house,"
 . potential cost containment by the Company's customers resulting in fewer research and development projects,
 . the Company's ability to receive accreditation to provide various services, including, but not limited to paternity testing, and . the Company's ability to hire and retain highly skilled employees.

Other risks, uncertainties, and factors that could cause actual results to differ materially from those projected are detailed from time to time in reports filed by the company with the Securities and Exchange Commission, including Forms 8-K, 10-QSB, and 10-KSB.

[LOGO OF MCGLADREY & PULLEN, LLP]                                       RSM
                                                                   -------------
                                                                   international

Independent Auditor's Report

To the Board of Directors and Stockholders
Commonwealth Biotechnologies, Inc.
Richmond, Virginia

We have audited the accompanying balance sheets of Commonwealth
Biotechnologies, Inc. as of December 31, 2000 and 1999 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Biotechnologies, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP

Richmond, Virginia
February 9, 2001

Commonwealth Biotechnologies, Inc.

BALANCE SHEETS
December 31, 2000 and 1999

-------------------------------------------------------------------------------
                                                         2000         1999
-------------------------------------------------------------------------------
Assets
Current Assets
 Cash and cash equivalents                           $    587,156  $    31,630
 Accounts receivable (Notes 4 and 8)                      792,071      458,677
 Investments (Note 2)                                     995,789           --
 Prepaid expenses and other current assets                 94,866       70,269
-------------------------------------------------------------------------------
  Total current assets                                  2,469,882      560,576
-------------------------------------------------------------------------------
Property and Equipment, net (Notes 3, 4 and 5)          7,153,852    7,019,109
-------------------------------------------------------------------------------
Other Assets
 Bond issuance costs, less accumulated amortization
  2000 $29,905; 1999 $19,161                              238,693      249,437
 Restricted cash (Note 5)                                 445,020      418,047
 Contract acquisition costs (Note 6)                       33,047           --
 Deposits and other                                         3,200        3,200
-------------------------------------------------------------------------------
  Total other assets                                      719,960      670,684
-------------------------------------------------------------------------------
                                                     $ 10,343,694  $ 8,250,369
-------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities
 Demand note payable (Note 4)                        $    134,680  $   199,680
 Line of credit (Notes 4 and 13)                               --      282,000
 Current maturities of long-term debt (Note 5)            207,431           --
 Accounts payable and other current liabilities           548,914      480,726
 Deferred revenue                                          25,718        5,460
-------------------------------------------------------------------------------
  Total current liabilities                               916,743      967,866
-------------------------------------------------------------------------------
Long-term debt, less current maturities (Note 5)        4,077,386    4,000,000
-------------------------------------------------------------------------------
  Total liabilities                                     4,994,129    4,967,866
-------------------------------------------------------------------------------
Commitments and contingencies (Notes 6 and 7)
Stockholders' Equity (Notes 11, 12 and 13)
 Common stock, no par value, 10,000,000 shares
  authorized, 2000 2,076,164; 1999 1,643,727, shares
  issued and outstanding                                       --           --
 Additional paid-in capital                            11,905,864    8,925,742
 Accumulated deficit                                   (6,565,155)  (5,643,239)
 Accumulated other comprehensive income (Note 2)            8,856           --
-------------------------------------------------------------------------------
  Total stockholders' equity                            5,349,565    3,282,503
-------------------------------------------------------------------------------
                                                     $ 10,343,694  $ 8,250,369
-------------------------------------------------------------------------------

See Notes to Financial Statements.

Commonwealth Biotechnologies, Inc.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2000 and 1999

--------------------------------------------------------------------
                                             2000          1999
--------------------------------------------------------------------
Revenue (Note 8):
 Laboratory services                      $ 1,149,706  $    892,652
 Contract research                          3,135,111     1,457,310
 Product sales                                 12,914        41,420
 Government grants                             69,228       173,750
--------------------------------------------------------------------
  Total revenue                             4,366,959     2,565,132
--------------------------------------------------------------------
Costs and expenses (Note 9):
 Cost of services and goods                 2,684,058     1,675,677
 Sales, general and administrative          2,166,624     2,371,608
 Research and development                     149,542       379,753
--------------------------------------------------------------------
  Total costs and expenses                  5,000,224     4,427,038
--------------------------------------------------------------------
  Operating loss                             (633,265)   (1,861,906)
--------------------------------------------------------------------
Other income (expense):
 Interest expense (Note 4)                   (353,305)     (308,281)
 Interest income                               64,654        78,993
--------------------------------------------------------------------
  Total other income (expense)               (288,651)     (229,288)
--------------------------------------------------------------------
  Net loss                                $  (921,916) $ (2,091,194)
--------------------------------------------------------------------
Loss per common share, basic and diluted  $     (0.51) $      (1.27)
--------------------------------------------------------------------

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2000 and 1999

-----------------------------------------------------------------------------------------
                          Number     Additional                    Other
                         of Shares    Paid-In    Accumulated   Comprehensive
                        Outstanding   Capital      Deficit        Income        Total
-----------------------------------------------------------------------------------------
Balance, January 1,
 1999                    1,633,214  $  8,838,664 $ (3,552,045)    $    --    $ 5,286,619
 Issuance of common
  stock                     10,513        63,078           --          --         63,078
 Fair value of options
  issued in connection
  with line of credit
  (Note 4)                      --        24,000           --          --         24,000
 Net loss                       --            --   (2,091,194)         --     (2,091,194)
-----------------------------------------------------------------------------------------
Balance, December 31,
 1999                    1,643,727     8,925,742   (5,643,239)         --      3,282,503
 Issuance of common
  stock, net of shares
  surrendered              432,437     2,953,122           --          --      2,953,122
 Fair value of options
  issued in connection
  with line of credit
  (Note 4)                      --        27,000           --          --         27,000
 Comprehensive loss:            --
 Unrealized gain (loss)
  on Investments (Note
  2)                            --            --           --       8,856          8,856
 Net loss                       --            --     (921,916)         --       (921,916)
-----------------------------------------------------------------------------------------
  Comprehensive loss            --            --           --          --       (913,060)
-----------------------------------------------------------------------------------------
Balance, December 31,
 2000                    2,076,164  $ 11,905,864 $ (6,565,155)    $ 8,856    $ 5,349,565
-----------------------------------------------------------------------------------------

See Notes to Financial Statements.

Commonwealth Biotechnologies, Inc.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2000 and 1999

----------------------------------------------------------------------------
                                                     2000          1999
----------------------------------------------------------------------------
Cash Flows From Operating Activities
 Net loss                                        $   (921,916) $ (2,091,194)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization                       634,539       547,156
  Realized gains on sale of Investments                (1,306)           --
  Changes in assets and liabilities:
   Accounts receivable                               (333,394)     (155,741)
   Prepaid expenses                                   (24,598)        6,232
   Accounts payable                                    68,188      (316,871)
   Deferred revenue                                    20,258       (61,826)
----------------------------------------------------------------------------
    Net cash used in operating activities            (558,229)   (2,072,244)
----------------------------------------------------------------------------
Cash Flows From Investing Activities
 Contract acquisition costs                           (33,047)           --
 Purchases of debt securities, available-for-
  sale                                             (1,354,960)           --
 Sales of debt securities, available-for-sale         367,510            --
 Purchases of property and equipment                 (332,889)     (285,734)
----------------------------------------------------------------------------
    Net cash used in investing activities          (1,353,386)     (285,734)
----------------------------------------------------------------------------
Cash Flows From Financing Activities
 Restricted cash                                      (26,973)      (15,056)
 Principal payments on long-term debt, note
  payable and capital lease obligations              (159,008)      (50,000)
 Proceeds from line of credit                              --       300,000
 Principal payments on line of credit                (300,000)           --
 Proceeds from issuance of common stock             2,953,122        63,078
----------------------------------------------------------------------------
    Net cash provided by financing activities       2,467,141       298,022
----------------------------------------------------------------------------
    Net increase (decrease) in cash and cash
     equivalents                                      555,526    (2,059,956)
Cash and cash equivalents:
 Beginning                                             31,630     2,091,586
----------------------------------------------------------------------------
 Ending                                          $    587,156  $     31,630
----------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow
 Information
 Cash payments for interest                      $    297,489  $    291,538
----------------------------------------------------------------------------
Supplemental Schedule of Non-Cash Investing and
 Financing Activities
 Capital lease obligations incurred for use of
  equipment                                      $    378,825  $         --
----------------------------------------------------------------------------

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

Investment in debt securities: Management determines the appropriate classification of securities at the date individual investment securities are acquired, and the appropriateness of such classification is reassessed at each statement of financial condition date. The Company currently has no securities which are classified as held-to-maturity or trading.

Available-for-sale securities consist of debt securities not classified as trading or held-to-maturity. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity.

Premiums and discounts on investments in debt securities are amortized over the contractual lives of those securities, except for mortgage-backed securities for which prepayments are probable and predictable which are amortized over the estimated expected lives of those securities. The method of amortization results in a constant effective yield on those securities (the interest method). Interest on debt securities is recognized in income as earned, and dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of the average cost of the securities sold.

COMMONWEALTH BIOTECHNOLOGIES, INC.

Notes to Financial Statements
--------------------------------------------------------------------------------


Property and equipment: Property and equipment are recorded at cost. Depreciation is computed principally by the straight-line method over the following estimated useful lives providing depreciation and amortization for financial reporting purposes. The cost of repairs and maintenance is expensed as incurred. The estimated useful lives of assets are as follows:

                                           Years
------------------------------------------------
Buildings                                  39.5
------------------------------------------------
Laboratory and computer equipment           5
------------------------------------------------
Furniture and fixtures and office
 equipment                                  7
------------------------------------------------
Automobile                                  5
------------------------------------------------

Other assets: Bond issuance costs consist of origination cost associated with the 1999 bond issue and are being amortized over twenty-five years using the effective interest method. Amortization expense was $10,743 for the years ended December 31, 2000 and 1999.

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

Research and development: Costs incurred in connection with research and development activities are expensed as incurred. These consist of direct and indirect costs associated with specific research and development projects. Internal research and development cost, which are included in research and development cost in the statement of operations, were $78,721 and $199,316 for the years ended December 31, 2000 and 1999, respectively.

Loss per common share: Basic loss per share has been computed on the basis of the weighted-average number of common shares outstanding. Common shares issuable upon exercise of the employee stock options (see Note 11) have not been included in the computation because their inclusion would have had an antidilutive effect applicable to the net loss. Following is information regarding the computation of loss per share data for the years ended December 31, 2000 and 1999, respectively.

-----------------------------------------------------------------------------
                                     2000                     1999
-----------------------------------------------------------------------------
                            Numerator   Denominator  Numerator    Denominator
-----------------------------------------------------------------------------
Basic loss per share:
 Loss available to
  stockholders              $ (921,916)             $ (2,091,194)  $      --
 Average shares outstanding         --   1,807,142            --   1,641,738
Effect of dilutive shares           --          --            --          --

Fair value of financial instruments: The Company has determined, based on available market information and appropriate valuation methodologies, that the fair value of its financial instruments approximates carrying value. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturity of the instruments. The carrying amount of debt approximates fair value because the interest rates under the credit agreement are predominantly variable, based on current market conditions.

COMMONWEALTH BIOTECHNOLOGIES, INC.

Notes to Financial Statements
--------------------------------------------------------------------------------


Note 2. Investment in Debt Securities

The following is a summary of the Company's investment in available-for-sale securities as of December 31, 2000:

---------------------------------------------------------------------
                                        Gross      Gross
                            Amortized Unrealized Unrealized   Fair
                              Cost      Gains      Losses     Value
---------------------------------------------------------------------
U.S. government securities  $ 986,933  $ 8,856      $ --    $ 995,789
---------------------------------------------------------------------

The amortized cost and fair value of debt securities classified as available-for-sale, by contractual maturity, as of December 31, 2000 are as follows:

-----------------------------------------------------------
                                        Amortized   Fair
                                          Cost      Value
-----------------------------------------------------------
Due within one year                     $ 174,242 $ 174,727
Due after one year through three years    812,691   821,062
-----------------------------------------------------------
                                        $ 986,933 $ 995,789
-----------------------------------------------------------

Note 3. Property and Equipment

Property and equipment consisted of the following:

------------------------------------------------------------------------------
                                                          2000        1999
------------------------------------------------------------------------------
Land                                                   $   403,919 $   403,919
Building                                                 4,904,666   4,816,507
Laboratory equipment                                     3,185,797   2,659,965
Furniture, fixtures and office and computer equipment      339,886     242,164
Automobile                                                  24,637      24,637
------------------------------------------------------------------------------
                                                         8,858,905   8,147,192
Less accumulated depreciation                            1,705,053   1,128,083
------------------------------------------------------------------------------
                                                       $ 7,153,852 $ 7,019,109
------------------------------------------------------------------------------

Depreciation expense was $576,972 and $530,412 for the years ended December 31, 2000 and 1999, respectively.

Note 4. Demand Notes Payable and Line of Credit

The Company has a demand note payable with a bank, which bears interest at the bank's prime rate plus 1% (totaling 10.5% at December 31, 2000). The note has no stated maturity and is collateralized by a security interest in the Company's accounts receivable, equipment and intangibles.

In September, 1999, the Company obtained an unsecured line of credit in the amount of $400,000 from a corporation solely owned by a significant stockholder of the Company. Interest was payable in cash monthly at a rate of 6%. The line of credit was due on September 30, 2000, and was repaid from the proceeds of a private placement of the Company's common stock (see Note 11).

In 1999, and as part of the financing agreement related to the line of credit, the Company issued an option to purchase 10,000 shares of common stock to the stockholder. These options were credited to additional paid-in capital at their fair value at date of issuance with a corresponding reduction in the recorded amount of the outstanding borrowing. The resulting discount was amortized as an increase to interest expense over the life of the line of credit. In addition, as part of the consideration given to this stockholder for the letter of credit, in 2000 the Company issued options to purchase 21,250 shares of common stock. The additional options were valued at an amount representing interest expense of 9% per annum beyond the interest payable in cash. The fair value of these options has been credited to additional paid-in capital with a corresponding charge to interest expense.

COMMONWEALTH BIOTECHNOLOGIES, INC.

Notes to Financial Statements
--------------------------------------------------------------------------------


Total interest expense related to the line of credit, including the value of the options awarded, amounted to $58,315 and $8,918 for the years ended December 31, 2000 and 1999, respectively.

Note 5. Long-term Debt

--------------------------------------------------------------------------------
Long-term debt consist of:

                                                          2000        1999
------------------------------------------------------------------------------
Industrial Revenue Development Bonds Series 1998A
 (5.2%-7%), payable in monthly installments of
 interest only through March 15, 2000, annual
 installments of principal and interest from March
 15, 2001 through March 15, 2023, secured by a first
 deed of trust on land and building with a carrying
 value of $5,001,778                                   $ 3,670,000 $ 3,670,000
Industrial Revenue Development Bonds Series 1998B,
 (8%), payable in monthly installments of interest
 only through March 15, 2023 and a final payment of
 $330,000 due March 15, 2023, secured by a second
 deed of trust on land and building with a carrying
 value of $5,001,778                                       330,000     330,000
Capital lease obligation due in monthly installments
 of $8,502 to August, 2003, discounted at a rate of
 10.9%                                                     235,145          --
Capital lease obligation due in monthly installments
 of $3,814 to February, 2002, discounted at a rate of
 11.75%                                                     49,672          --
------------------------------------------------------------------------------
                                                         4,284,817   4,000,000
Less current maturities                                    207,431          --
------------------------------------------------------------------------------
                                                       $ 4,077,386 $ 4,000,000
------------------------------------------------------------------------------

The bond agreements require the Company to maintain debt service reserve funds, which are held by a trustee. Debt service reserve funds are included in the balance sheets as restricted cash.

Maturities of long-term debt are as follows:

Year          Amount
----------------------
2001        $  207,431
2002           187,019
2003           160,367
2004           100,000
2005           105,000
Thereafter   3,525,000
----------------------
            $4,284,817
----------------------

Note 6. Commitments, Contingencies and Subsequent Events

Leases: Total rent expense for all operating leases, including equipment leases for each of the years ended December 31, 2000 and 1999, was $19,943 and $27,580, respectively.

In connection with the purchase of the drug development contracts from SRA Life Sciences, Inc. (see below), the Company has committed to leasing office space in Falls Church, Virginia for a term of six months for a total of $49,680.

Employment agreements: On June 24, 1997, the Company entered into employment agreements with its founders. Each of the agreements has a term of five years with specified base salaries and provide for successive one-year terms. In addition, except for 1997, the employment agreements provide the Company's executive officers with annual bonuses

COMMONWEALTH BIOTECHNOLOGIES, INC.

Notes to Financial Statements
--------------------------------------------------------------------------------

equal to, in the aggregate, 15% of the Company's pretax net income for the preceding fiscal year. For the years ended December 31, 2000 and 1999, there were no bonuses for the Company's executive officers.

Contract purchase: Subsequent to December 31, 2000, the Company purchased contracts and rights to pending contracts held by the drug-development group of SRA Life Sciences, Inc. of Falls Church, Virginia for $150,000. In connection with this purchase, the Company incurred acquisition costs, during 2000, totaling $33,047. These costs have been capitalized and will be amortized over the life of the contracts.

Note 7. Retirement Plan

The Company maintains a 401(k) Plan (the "Plan") which covers substantially all employees. Under the Plan, employees may elect to defer a portion of their salary, up to the maximum allowed by law, and the Company will match the contribution up to 1% of the employee's salary. The Company made contributions of $3,363 and $8,138 to the Plan in 2000 and 1999, respectively.

Note 8. Major Customers

Revenues for the years ending December 31, 2000 and 1999 include revenues from the following major customers, together with trade receivables due from those customers:

-------------------------------------------------------
                                           Trade
               Amount of Revenue    Receivable Balance
            Year Ended December 31, As of December 31,
                2000        1999      2000      1999
-------------------------------------------------------
Customer A   $ 1,637,903  $ 294,613 $ 389,439 $ 238,449
Customer B       269,757    413,059    10,712        --
-------------------------------------------------------
            $  1,907,660 $  707,672 $ 400,151 $ 238,449
-------------------------------------------------------

Note 9. Compensation and Benefit Costs

Compensation and benefit costs are included in the statements of operations as follows:

---------------------------------------------------------------------
                                                 2000        1999
---------------------------------------------------------------------
Cost of services                              $ 1,538,542 $   777,320
Selling, general and administrative expenses      388,974     648,094
Research and development costs                    126,903     319,849
---------------------------------------------------------------------
                                              $ 2,054,419 $ 1,745,263
---------------------------------------------------------------------

Note 10. Income Taxes

The difference between expected income tax benefits and income tax benefits recorded in the financial statements is explained below:

------------------------------------------------------------------------------
                                                          2000        1999
------------------------------------------------------------------------------
Income taxes (credits) computed at 34% statutory rate  $ (313,451) $ (731,918)
Change in valuation allowance                             347,296     830,883
Other, primarily state income tax benefit                 (33,845)    (98,965)
------------------------------------------------------------------------------
                                                       $       --  $       --
------------------------------------------------------------------------------

COMMONWEALTH BIOTECHNOLOGIES, INC.

Notes to Financial Statements
--------------------------------------------------------------------------------


The significant components of deferred income tax assets and liabilities as of December 31 consist of the following:

--------------------------------------------------------------------------
                                                      2000        1999
--------------------------------------------------------------------------
Deferred tax assets:
 Effect of net operating loss                      $ 2,666,236 $ 2,247,779
 Other                                                  75,953      78,984
--------------------------------------------------------------------------
                                                     2,742,189   2,326,763
Deferred tax liabilities:
 Tax depreciation in excess of book depreciation       359,451     291,321
--------------------------------------------------------------------------
Net deferred tax asset before valuation allowance    2,382,738   2,035,442
Less valuation allowance                             2,382,738   2,035,442
--------------------------------------------------------------------------
Net deferred tax asset                             $        -- $        --
--------------------------------------------------------------------------

Operating loss carryforwards of approximately $7,024,000 may be used to offset future taxable income and expire in various years through 2020. The Company also has research and development credit carryforwards of approximately $50,000 that expire in various years through 2020.

Note 11. Private Placement Offering

On September 27, 2000, the Company completed a private placement of 348,000 shares of common stock at a purchase price of $7.471 per share and warrants to purchase an additional 348,000 shares of common stock. The warrants are divided into two equal portions, with one-half having the right to purchase one share of common stock at a price of $6.50 per share for period of eighteen months, the other half having the right to purchase one share of common stock at a purchase price of $6.50 per share for a period of five years. The warrants are callable at the option of the Company at a price of $10.40 per share. As of December 31, 2000, no warrants have been exercised. Proceeds, net of issuance costs, totaled $2,350,397.

Note 12. Stock Compensation

The Company adopted its Stock Incentive Plan (the "Plan") on June 24, 1997. The Plan provides for the granting to employees, officers, directors, consultants and certain other nonemployees of the Company of options to purchase shares of common stock. A maximum of 410,000 shares of common stock may be issued pursuant to the Plan. Of the maximum number of shares to be issued under the Plan, 270,000 have been reserved for incentive awards to be granted to the founders of the Company, and 61,000 shares are reserved for incentive awards to be granted to others. Additionally, the Company has reserved an aggregate of 201,500 shares of common stock for issuance upon exercise of the Underwriter's Warrants (100,000) and the Management warrants (101,500).

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

The Company applies Accounting Principles Board Opinion No. 25 and related accounting interpretations in accounting for its plan and for management warrants and, accordingly, no compensation cost has been recognized. Had compensation cost for the Company's plan been determined based on the fair value at the grant dates for awards under the plan

COMMONWEALTH BIOTECHNOLOGIES, INC.

Notes to Financial Statements
--------------------------------------------------------------------------------

consistent with the method prescribed by FASB No. 123, Accounting for Stock-Based Compensation, the Company's net loss and loss per share would have increased to the proforma amounts indicated below:

-----------------------------------------------------
                              2000          1999
-----------------------------------------------------
Net loss:
 As reported, historically $  (921,916) $ (2,091,194)
 Proforma                   (1,026,620)   (2,185,093)
Loss per common share:
 As reported, historically       (0.51)        (1.27)
 Proforma                        (0.57)        (1.33)

Under FASB No. 123, the fair value of each management stock option and warrant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for grants in 2000 and 1999, respectively: No dividend yield, expected volatility of 122% and 76%, risk-free interest rate of 5.1% and 6.5%, and expected lives of 5 years.

Stock option transactions are summarized as follows:

-------------------------------------------------------------------------------
                                                    Weighted           Weighted
                                                    Average            Average
                                                    Exercise           Exercise
                                            2000     Price     1999     Price
-------------------------------------------------------------------------------
Options and warrants outstanding,
 beginning of year                         527,287   $ 8.83   531,750   $ 9.11
Granted                                     86,344     5.64    18,750     5.31
Exercised                                  (92,318)    8.48   (10,513)    6.00
Lapsed                                      (5,600)    8.25   (12,700)    6.43
-------------------------------------------------------------------------------
Options and warrants outstanding, end of
 year                                      515,713   $ 7.93   527,287   $ 8.83
-------------------------------------------------------------------------------
Options and warrants exercisable, end of
 year                                      446,560   $ 8.69   402,340   $ 9.11
-------------------------------------------------------------------------------
Weighted-average fair value per option
 and warrant
 for options and warrants granted during
 the year                                            $ 4.89             $ 3.66
-------------------------------------------------------------------------------

The following table summarizes information about stock options and warrants outstanding at December 31, 2000:

-------------------------------------------------------------------------------
                             Outstanding                      Exercisable
-------------------------------------------------------------------------------
                                 Weighted     Weighted                 Weighted
                                  Average     Average                  Average
                                 Remaining    Exercise                 Exercise
   Exercise                     Contractual    Price                    Price
    Prices          Number         Life         Per        Number        Per
   Per Share      Outstanding     (Years)      Share     Exercisable    Share
-------------------------------------------------------------------------------
$   3.75 - 5.25      74,794           5        $ 4.40       66,267      $ 4.40
$   5.50 - 7.00      47,663           7          5.92       37,513        5.99
$   7.50 - 9.00      29,500           8          6.78       14,980        7.83
$  9.25 - 10.00     362,806           5          9.89      327,300        9.90
$ 19.00 - 20.00         950           5         19.93          500       19.88
$  3.75 - 20.00     515,713                    $ 7.93      446,560      $ 8.69
-------------------------------------------------------------------------------

In addition to the above summary, during 2000, the Company committed to issue options to purchase 41,750 shares of common stock, which have measurement dates during the year ended December 31, 2001.

COMMONWEALTH BIOTECHNOLOGIES, INC.

Notes to Financial Statements
--------------------------------------------------------------------------------


Note 13. Business Considerations

In June 1997, the Company sold 60 convertible subordinated notes, with a principal amount of $50,000, in a private placement offering at an offering price of $50,000 per note. Each note was automatically converted into a minimum of 8,333.33 shares of the Company's stock at the closing of the Company's initial public offering ("IPO"). The Company received net proceeds of $2,626,269, net of underwriting and other offering costs.

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

Since 1997 and through 2000, the Company has incurred recurring operating losses due to increased operating costs without corresponding increases in revenues. Through 1999, these deficits were substantially funded through use of funds obtained from the private placement and IPO. The Company has also used proceeds from its offerings for capital acquisitions, which were primarily funded through its issuance of Industrial Revenue Development Bonds. On September 27, 2000, the Company completed a private placement of 348,000 shares of common stock and warrants that provided net proceeds of $2,350,397 (see Note
11). The proceeds received from this private placement were used to pay off the line of credit and to fund general working capital needs.

The Company's financial position has improved from prior years and management believes that the Company will be able to generate positive net cash flows from new and existing contracts and by continued monitoring and reduction of operating costs.

             (LOGO)


The Executive Officers and Board of Directors

Executive Officers
Richard J. Freer, Ph.D.         Robert B. Harris, Ph.D.
Chairman of the Board           President


Thomas R. Reynolds              James H. Brennan, MBA
Senior Vice President and Secretary
                                Controller

Directors
Richard J. Freer, Ph.D.         Robert B. Harris, Ph.D.
Chairman of the Board           President


Thomas R. Reynolds              Dr. Raymond Cypess
Vice President and Secretary    President and CEO

                                American Type Culture Collection
L. McCarthy Downs III

Chairman of the Board           The Honorable George F. Allen
Anderson & Strudwick, Inc.      Director, and Partner
                                McGuire, Woods, Battle and Booth, LLP

Directors as of 2001
Richard J. Freer, Ph.D.         Robert B. Harris, Ph.D.
Chairman of the Board           President


Thomas R. Reynolds              Dr. Raymond Cypess
Vice President and Secretary    President and CEO
                                American Type Culture Collection


L. McCarthy Downs III
Chairman of the Board           Dr. Donald McAfee
Anderson & Strudwick, Inc.      Chairman and CTO
                                Discovery Therapeutics


Samuel P. Sears, Jr.
Attorney at Law                 Mr. Everette G. Allen, Jr.
                                Chairman, Senior Partner
                                Hirschler, Fleisher, Weinberg,
                                Cox and Allen, PC

Corporate Information

Corporate Offices and Lab                 Patent Counsel


Commonwealth Biotechnologies, Inc.        Burns Doan Swecker and Mathis, LLP
601 Biotech Drive                         1737 King Street
Richmond, VA 23235                        Alexandria, VA 22314

Telephone: 800-735-9224; 804-648-3820     Transfer Agent and Registrar
Fax: 804-648-2641
E-mail: info@cbi-biotech.com              Computershare Trust Company, Inc.
Web site: www.cbi-biotech.com             938 Quail Street, Suite 101
                                          Denver, CO

Drug Development Division
                                          Independent Auditors
Commonwealth Biotechnologies, Inc.
8110 Gatehouse Road, Suite 600-W          McGladrey and Pullen, LLP
Falls Church, VA 22042                    1051 East Cary Street
                                          Richmond, VA 23226

General Counsel

LeClair Ryan,
A Professional Corporation
707 East Main Street, 11th Floor
Richmond, VA 23219

32