Form 10KSB, Exhibit 13
period 2001-12-31
COMMONWEALTH BIOTECHNOLOGIES INC
filed 2002-04-01
CIK 1042418

To the Shareholders of
Commonwealth Biotechnologies, Inc.

CBI failed to meet its primary objective of profitability in 2001. In order to conserve cash in the face of a slowing economy, many of CBI's anticipated contractual clients reversed their decisions to out-source their work and simply deferred their research projects to a later, as yet undefined, point in time. Our budget projections for 2001, upon which CBI's profitability was predicted, were thus unattainable; much of the new anticipated revenue in the first and second quarters failed to materialize while still other early-year anticipated projects were delayed until the third and fourth quarters of 2001, which are now continuing into 2002.

In looking at potentially static revenues and declining cash reserves, CBI Management acted to reduce staffing through layoffs and attrition and to reduce or eliminate all non-production related expenditures. Fiscal practices were strictly enforced which restrict all material purchases to service on-going work only and serve to minimize all material inventories. While reductions in advertising and marketing negatively impacted CBI's ability to attract new work through the print media, expanded development and use of CBI's web page (done with internal resources) combined with favorable word-of-mouth and limited print advertising, continue to enhance CBI's exposure to life sciences investigators throughout the world.

CBI continues to re-define its client population and actively seeks clients with long-term project goals, rather than individual orders for selected technologies. Concept-to-Clinic defines the approach taken with all clients - design, development, implementation and testing. Whether the client is a start-up company with research and development needs, or an established firm wishing to move a product through the regulatory process, CBI stands ready as partner of choice to provide the required services that ensures success. CBI's long-term contract revenues increased nearly 50% in 2001 as compared to 2000.

CBI underwent an internal strategic review of its platform technologies to identify those, which were not contributing to the overhead, and profit margin of the Company. As a result, several technology platforms have been re-priced and some have been eliminated all together. CBI also underwent an extensive independent review of its fiscal practices and strategic direction. The results of the review indicate that Management has implemented measures to hold down expenses while protecting the various revenue streams. CBI Management is keenly aware of the need to continuously streamline its operations while maintaining its competitive edge. This straightforward Annual Report that you are reading is an example of where costs can be minimized by the Company while still meeting our obligations to our shareholders and clients.

All Was Not Bad News

CBI lost nearly 30% of its workforce in 2001 due to layoffs and attrition. In spite of this fact, CBI's employees have re-committed themselves to our success and productivity has been maintained.

CBI licensed two of its intellectual properties over the past year. AccutracTM, CBI's DNA sequencing reagent, was licensed to Applied Biosystems, Inc., Foster City, CA, under terms of a non-exclusive license agreement

CBI also licensed HepArrest(TM) to MediRox AB, Linkoping, Sweden for use as an in vitro reagent for reversal of heparin-induced anticoagulation in blood samples collected at the point of care from patients. MediRox found HepArrest to be the "only agent, which caused sustained and immediate reversal of heparin in whole blood samples without seriously affecting the integrity blood borne cells." MediRox paid a one-time license fee and is buying HepArrest exclusively from CBI. Depending on how quickly MediRox can grow its in vitro diagnostic market, sales of HepArrest can become a contributing revenue source for the Company.

CBI expanded its molecular diagnostics platform to detection and quantitation of the various human Herpes viruses. Particular Herpes family members have been linked to chronic fatigue syndrome, organ rejection, multiple sclerosis, and Karposi's syndrome. CBI's platform offers rapid analysis combined with single copy sensitivities. CBI developed the platform under contract from Vigen, Inc., Wilmette, IL, and while CBI is the named inventor on patents protecting this platform filed with the US and PCT patent authorities, the patent is assigned to Vigen. CBI performs the assays relative to this platform under a non-exclusive license from Vigen. In the period May through December, CBI analyzed the blood serum from more than 350 patients for the presence of DNA attributable to Herpes viruses 4,5,6, 7 and 8. CBI's platform is also being used in support of a clinical trial for new anti-Herpes medications. Even without a formal marketing effort, gross revenues from Herpes viral assays were $185,000 over this eight-month period.

CBI continues to grow its defense contract business. CBI's subcontract from the Illinois Institute of Research Institute on behalf of a government sponsor was renewed in 2001 for proprietary protocol development work in the general area of bio-defense. CBI is the prime contractor for a second government sponsor. Under this latter agreement, research is aimed at identifying novel molecules associated with nefarious bio agents. A third contract with another government Sponsor, awarded in September, 2001, for which CBI is the prime contractor charges CBI with delineating strain identity by DNA sequence analysis of particular human pathogenic bacteria. Management believes that these contracts demonstrate the high regard with which the various governmental agencies view CBI and are acknowledgement of its expertise in this complex area of detection and identification of agents, which may be used in bio-warfare. Together, these contracts are expected to bring nearly $ 2 million in gross revenue to the Company during the course of one contractual year period.

2002

The horrific events of September 11th and the subsequent anthrax related events heightened the awareness of every US citizen to the global threats of terrorism and bioterrorism. This heightened awareness has translated into new monies designated by Congress for the specific purpose of combating and preventing bioterrorism. CBI expects to benefit from these new monies because it is uniquely equipped to address these problems on a multi-disciplinary front and is already recognized for its ability to solve problems in a timely and cost-efficient manner. CBI is competing for these monies in the form of new grant and research program applications, which are targeted for entities, which can meet absolute criteria of capabilities, confidentiality, security, compliance and certification. CBI has also instituted its own pathogenic organism analysis service in which suspect materials are analyzed for the possible presence of hazardous biological agents, including anthrax. CBI's clients for this work include various governmental agencies, first responders to acts of bioterrorism, and private contractors and businesses.

In addition to its own applications for new contract monies, CBI was invited to team with two different major bio-defense contract providers for significant dollar contracts. The outcome of these applications is not yet known.

Strategies for improving CBI's contract business. CBI will re-organize in 2002
------------------------------------------------
and assign some of the current duties and responsibilities of senior Management to various senior scientific staff members. This move will allow Dr. Harris, Dr. Freer and Mr. Reynolds to have more time to become more actively involved in the early interaction with potential clients and development of new business. Dr. Harris will assume the responsibilities of Chief Scientific Officer (CSO) in addition to his duties as President. This is in keeping with his strengths in interacting very positively with potential clients and should give those potential clients some additional comfort when developing scientific relationships. Dr. Freer will assume the responsibilities of Chief Operating Officer (COO) in addition to his duties as Chairman of the Board of Directors. This move will consolidate his current oversight of marketing, sales, compliance, safety, and drug development services under one organizational entity. The DNA laboratories were re-organized at the end of 2001 to allow Mr. Reynolds more time to fully participate in strategic marketing and business development activities. The focus of these marketing efforts will be to develop new, long-term contracts and business relationships with pharmaceutical, biotech, and research companies.

And finally, in 2002, the Company will once again focus its energies on becoming profitable. By holding the line on expenses and increasing revenues, CBI will position itself to turn the corner and become a sustainable, profitable business.

Thank You for Your Continued Support

CBI's Management recognizes that 2001 was a difficult year for CBI stockholders, and we thank you for seeing us through this tough period. To all its hard-working employees who have also faced a very tough year, CBI again owes its thanks and gratitude. The Company's current Board of Directors has taken an active role in helping to formulate CBI's future path, and Management thanks them for their advice and insight.


With best regards,


--------------------------                ---------------------------
Richard J. Freer, Ph.D.                   Robert B. Harris, Ph.D.
Chairman of the Board                     President



--------------------------                ----------------------------
Thomas R. Reynolds                        James H. Brennan
Senior Vice-President,                    Controller
Secretary


CBI welcomes your calls and inquiries.

Phone:      800-735-9224
Fax:        804-648-2642
E-Mail:     info@cbi-biotech.com
            --------------------
Web:        www.cbi-biotech.com
            -------------------
Address:    601 Biotech Drive
            Richmond, VA 23235


You are cordially invited to attend CBI's 2002 Annual Meeting of Shareholders on May 23, 2002 at 11:00 a.m. at the Company's facility.

Stockholder Matters

Market for Common Equity

The company completed its initial public offering on October 28, 1997 at a price per share of $6.00. Since that time, the common stock has traded on the NASDAQ Small Cap Market ("NASDAQ"). The following table sets forth the range of high and low sales price per share of common stock for 2001.

     Period               High Stock Price   Low Stock Price
------------------------------------------------------------

1st Quarter, 2001             $  4.625          $  3.375
2nd Quarter, 2001             $  7.060          $  3.110
3rd Quarter, 2001             $  4.850          $  3.850
4th Quarter, 2001             $  7.080          $  2.550

On March 15, 2002, the last reported sales price for a share of the Company's Common Stock on NASDAQ was $ 1.85 . As of March 31, 2002, there were 39 holders of record of the Company's Common stock and 1067 beneficial holders.

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

Selected Financial Data
-----------------------

Set forth below is selected financial data with respect to the Company for the years ended December 31, 2001 and December 31, 2000, which has been derived from the audited financial statements of the Company. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operation."

                                                   For the years Ended
                                  December 31,         December 31,       December 31,
                                      2001                2000               1999
                                                                             ----
Operational Data:

Revenues:                         $ 4,786,087         $  4,366,959        $2,565,132
-------------------------------------------------------------------------------------
Net Loss                          $<1,673,031>        $ <2,091,194>       $ <921,916>
Loss per common and
common equivalent share              $ <0.81>             $<0.51>            $ <1.27>
Weighted average common
shares outstanding                  2,076,164           2,076,164           1,641,738

Balance Sheet Data:
Total Current Assets              $   817,046         $ 2,469,882         $   560,576
Total Assets                      $ 8,348,718         $10,343,694         $ 8,250,369
Total Current Liabilities         $   803,638         $   916,743         $   967,866
Total Liabilities                 $ 4,693,949         $ 4,994,129         $ 4,967,866
Total Stockholders equity         $ 3,654,769         $ 5,349,565         $ 3,282,503

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following should be read in conjunction with "Selected Financial Data" and the Company's Audited Financial Statements and Notes thereto included herein.

Going Concern
-------------

Since 1997 and through 2001, the Company incurred recurring operating losses due to increased operating costs without corresponding increases in revenues. Through 2001, these deficits were substantially funded through use of funds obtained from a private placement and the IPO. The Company has also used proceeds from its offerings for capital acquisitions, which were primarily funded through its issuance of Industrial Revenue Development Bonds. At December 31, 2001, the Company had used virtually all of the funds received in connection with its offerings.

The financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred losses of $1,673,031 during the year 2001 as compared to $921,916 during the year 2000 and has a history of losses that have resulted in an accumulated deficit of $8,238,186 as of December 31, 2001. In addition, the Company has had negative cash flows in three of the past five years. The years in which the Company reached positive cash flows were years in which equity offerings were completed.

At the outset of 2002, the Company is in an uncertain cash position. However, management believes that the Company has the capacity to address the immediate needs for cash and liquidity through an aggressive approach on a number of fronts. In 2001, when confronted with potentially static revenues and declining cash reserves, management reduced staffing through layoffs and attrition and reduced or eliminated non-production related expenditures. Fiscal practices have been strictly enforced which restricted all material purchases to service on-going work only and serve to minimize all material inventories.

There can be no assurance that any funds required during the next twelve months or thereafter can be generated from operations or that if such required funds are not internally generated that funds will be available from external sources, such as debt or equity financing or other potential sources. The lack of adequate cash reserves resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. The Company is actively exploring the availability of varying financial and strategic transactions, which, if consummated, would address the Company's need to improve its financial condition and/or its operations.

There can be no assurance, however, that any such required funds, if presented, will be available on attractive terms or that they will not have a significantly dilutive effect on the Company's existing shareholders.

The Company's independent auditors have included a paragraph emphasizing "going concern" in their report on our 2001 financial statements. These financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Overview
--------

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

The Company generally derives revenue from two types of customers: those who require a discrete set of services ("lab services"), and those who contract with the Company on an extended basis for performance of a variety of integrated services (commercial contracts, drug development contracts, and government contracts). More often than not, the Company's customers provide repeat business to the Company. The Company views commercial, drug development, and government contracts as the more important source of revenue. The Company has continued to focus its efforts on identifying these customers. These contracts generally range from a few months to more than a year. Revenues are generally recognized as services are rendered or as products are delivered. In addition, revenue is also recognized with performance-based installments payable over the contract duration as milestones are achieved.

The Company also derives revenues from genetic identity and clinical services. There has been a dramatic and constant increase in the number of private paternity cases implemented at the Company and in the number of molecular diagnostic assays performed. The Company designed and implemented molecular diagnostic assays for the presence of DNA attributable to the various human herpes viruses. This platform technology is being used to serve individual patients across the country and in support of an on-going clinical study with a new anti-viral therapeutic. The Company has grown its molecular diagnostic platform in several other critical areas and its services are being used in support of still other on-going clinical trials and in support of fundamental research and development programs for its various clients.

In 2001, the Company expanded its microbiology test services in the area of food safety, general microbiology, and assessment of biological pathogens in test samples. The Company is currently being used to determine the presence of bacterial organisms in suspicious powders and other test samples.

The Company continues to grow its defense contract business and is now actively engaged in pursuit of three different defense related contracts in the general area of bio-defense. The Company acts as both prime and subcontractor for bio defense related work.

Results of Operations
---------------------

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000.

Revenues
--------

Gross revenues increased by $419,128 or 9.6% from $ 4,366,959 during ended December 31, 2000 ("2000") to $4,786,087 during the year ended December 31,2001 ("2001").

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

Revenues realized from lab services decreased by $204,004 or 23.6% from $863,737 during 2000 to $659,733 during 2001. As mentioned in the overview section above, the Company continues to view lab services as a potential revenue source. However, the Company views commercial and government projects as the more important source of revenue and has continued to focus its efforts on identifying long-term contractual customers.

Revenues realized from various commercial contracts increased by $588,581 or 49.2%, from $1,197,149 during 2000 to $1,785,730 during 2001. Of the $1,785,730 in commercial contracts, two major clients represented 10.3% and 9.6% respectively, of the revenue earned during 2001. During 2001, the Company performed work on ninety-five commercial customers compared to forty-five during 2000.

Revenues realized from various government contracts decreased by $439,075 or 21.9%, from $2,007,190 during 2000 to $1,568,115 during 2001. This decrease was primarily due to delay in the release of funds necessary to perform work for the Illinois Institute of Technology Research Institute (IITRI) program during the fourth quarter. The hold-status placed by IITRI is due to a delay in release of monies to IITRI by the Sponsor of the research program which in turn, was due to a delay in release of monies to the Sponsor by Congress. However, subsequent to year-end, some of the funds that were delayed have been released to the Company and the remainder of the funds that were delayed is expected to be released during the remainder of the first quarter of 2002. As funds are released, work is re-commenced on the program objectives.

At present, revenues from Government contracts primarily consist of two major projects. Work on a third Government project, awarded in September 2001, is just now beginning, due to delays caused by the events of September 11th. This latter contract is for $550,000 for the period September 2001 through August 2006. The Sponsor has the option to increase this contract by $225,000. Revenues realized as of December 31, 2001 are $6,700.

Revenues recognized from the IITRI subcontract were $1,024,030 during 2001. Of these monies, $125,784 represents revenue from the third year of the contract, which was awarded in September 2001. Additional revenues to be recognized for the remainder of the third year of the contract in 2002 are $473,314. It is anticipated that revenues for the fourth year of the contract, to be awarded in September 2002 and continuing into 2003, will be $1,129,680.

Revenues recognized from the second Government Sponsor for the period August 2001 through December 2001 are $384,543. These monies represent the first portion of the second year of this contract. Additional revenues to be recognized for the remainder of the second year of this contract during 2002 are $545,667.

Revenues realized from various genetic testing decreased by $71,635 or 25.1%, from $284,847 during 2000 to $213,212 during 2001. This overall decrease is a direct result of the cancellation of a major contract by a customer who chose to continue the work internally. Revenues from individual paternity testing increased by $97,705 or 121.1% from $80,727 during 2000 to $178,432 during 2001.
This is due to a dramatic and constant increase in the number of private paternity cases during 2001.

In 2001, under license from a third party, the Company implemented rapid and novel techniques for analysis of patient samples for the presence of residual DNA attributable to the various human herpes viruses. Gross revenues for the period May 2001 through December 2001 for performance of these assays was $187,366. However, in order to attract new patient work, the Company offers discounts to large clinical practices. In addition, the Company must pay royalties on the technology used. Hence, total net revenue derived from this particular clinical technology platform amounted to $125,046 during 2001. There were no revenues derived from herpes virus testing in 2000.

On April 30, 2001 the Company signed a patent license agreement (U.S. Patent No. 6,110,683 entitled "Automated DNA Sequencer Loading Dye Which Contains A Lane Tracking Aid issued August 29, 2000) with Applied Biosystems Group, an Applera Corporation, Foster City, CA. The Company received licensing fees of $400,000 of which $200,000 was received in cash in the second quarter and the remaining $200,000 in product and service credits. These credits were utilized in June and the equipment is fully operational.

In November 2001, the Company signed a license agreement for the in vitro use of HepArrest(TM) with MediRox AB, Linkoping, Sweden. This non-exclusive license limits MediRox to the use of HepArrest in its own proprietary diagnostic instruments and obligates MediRox to purchase HepArrest from the Company. MediRox will pay the Company a $50,000 license fee and is buying HepArrest exclusively from CBI. Depending on how fast MediRox can grow its in vitro diagnostic market, sales of HepArrest can become a contributing revenue source for the Company.

Cost of Services
----------------

Cost of services consists primarily of materials, labor, subcontractor costs and overhead. The cost of services increased by $701,496 or 22.0%, from $3,182,758 during 2000 to $3,884,254 during 2001. The cost of services as a percentage of revenue was 81.2% and 72.9% during 2001 and 2000, respectively. This percentage increase was primarily due to additional expenditures in subcontractor costs (see below.)

Labor costs increased by $233,859, or 25.8%, from $906,012 during 2000 to $1,139,871 during 2001. This increase reflects additional hours being directly charged to projects in lieu of overhead.

The costs for direct materials increased by $74,441, or 13.8%, from $538,143 during 2000, to $612,584 during 2001. These increased costs are directly attributable to the increase of revenue generated by the Company.

Subcontractor costs as of 2001 were $102,907. These costs incurred were from subcontractors in the new drug development activity that was placed in operation in 2001. There were no subcontract costs in 2000.

Overhead cost consists of indirect labor, depreciation, freight charges, repairs and miscellaneous supplies not directly related to a particular project. Total overhead costs increased by $397,322 or 25.0%, from $1,589,061 during 2000 to $1,986,383 during 2001. Increased costs were seen primarily in the following major categories: i. indirect labor, $87,394; ii. fringe benefits from increased costs and additional personnel, $77,448; and iii. amortization costs of $183,047 from the acquisition of the Drug Development contracts in January 2001.

Research and Development.
-------------------------

Research and development costs within the Company fall into two general categories: grant-related research and development and in-house research and development. These categories are distinguished by those performed in support of government grant-sponsored programs, and those performed in the absence of such grants which are funded from working capital. Total expenditures for these two categories decreased by $135,194, or 90.4%, from $149,542 during 2000 to $14,348 during 2001.

Expenditures to perform grant-related research activities decreased by $70,821 or 100.0%, from $70,821 during 2000 to $0 during 2001. This decrease is primarily due to the Company redirecting its focus on long-term commercial contracts.

Expenditures made by the Company for in-house research activities decreased by $64,373 or 81.8%, from

$78,721 during 2000 to $14,348 during 2001. This decrease is primarily attributable to the reallocation of personnel from internal R&D efforts to focus on its core business in contract research.

Sales, General and Administrative
---------------------------------

Sales, general and administrative expenses ("SGA") consist primarily of compensation and related costs for administrative, marketing and sales personnel, facility expenditures, professional fees, consulting, taxes, and depreciation. Total SGA costs increased by $411,838, or 22.7%, from $1,817,466 during 2000 to $2,229,304 during 2001. As a percentage of revenue, these costs were 46.6% and 41.6% during 2001 and 2000, respectively.

Increases in SGA expenses were seen in the following categories. Total compensation and benefits increased by $279,058 or 40.9% from $394,348 during 2000 to $673,406 during 2001. These increases are attributable to new employees who assist in the administrative support of the Company (who have since been laid off or put on part-time status as of the third quarter, 2001), to increased vacation time used by staff who accrued an additional vacation week because of their length of tenure with the Company, and increased benefits costs associated with The Company's major medical and dental plans.

Professional fees increased by $70,652, or 22.9%, from $309,013 during 2000 to $379,665 during 2001. This increase is primarily due to fees paid to consultants who were initially used by the Company in pursuit of its Drug Development contracts. In addition, the Company opted to increase its coverage in personal liability for both the corporate and drug development offices.

Office Expenses decreased by $54,412, or 35.8% from $151,772 during 2000 to $97,360 during 2001. This reduction is a direct result of eliminating various items previously purchased in prior periods which are no longer needed by the Company and to a severe curtailment in office supply inventories.

Marketing Expenses increased by $185,522, or 124.5% from $148,983 during 2000 to $334,505 during 2001. In the early part of the 2001 Period, the Company opted to increase its marketing exposure with major increases in advertising and public relations. This marketing effort has since been dramatically downscaled.

Other Income (Expenses)
-----------------------

Interest income increased by $33,631, or 53.1% from $63,348 during 2000 to $96,979 during 2001. Interest income has been derived from investing the unused portion of the restricted cash realized by the Company from the successful sale (March, 1998) of Industrial Revenue Bonds (IRBs) for construction of the Company's new facility. Interest income also increased due to the investing of the proceeds received from the private placement on September 27, 2000.

Interest costs incurred by the Company during the 2000 and 2001 included: i. interest paid to financial institutions for loans made to the Company; ii. interest paid for the Company's IRBs; and iii.amortization of costs incurred as a consequence of the completion of the Company's IRB financing. Interest costs decreased by $70,181 or 19.9% from $353,305 during 2000 to $283,124 during 2001.
This decrease is the result of payments on the principal balance of long-term debt.

In addition, the Company elected to write off costs for a private placement that did not materialize during the year. This one-time write off amounted to $110,598. The Company also elected to take a complete inventory on all lab equipment. It was determined that certain items could no longer be used or repaired. The one-time write off for these obsolete equipment items amounted to $48,417.

Results of Operations
---------------------

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues
--------

Gross revenues increased by $1,801,827 or 70.2% from $2,565,132 during ended December 31, 1999 ("1999 ") to $4,366,959 during the year ended December 31,2000 ("2000 ").

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

Revenues realized from lab services remained relatively flat. Revenue increased by $28,939 or .03% from $834,797 during 1999 to $863,736 during 2000.
Historically, a majority of the Company's net revenues have been earned under lab services. However, the Company stills views commercial and government contracts as the more important source of revenue, (as mentioned below) and has continued to focus its efforts on identifying long-term customers.

Revenues realized from commercial contracts decreased by $15,548 or .01% from $1,212,697 during 1999 to $1,197,149 during 2000. This slight decrease was due to the delay in the startup of certain projects that were anticipated to begin in the fourth quarter of 2000. However as mentioned below, the Company entered into the area of government contracts and was awarded from the Illinois Institute of Technology Research Institute the second year of this contract which was expected to provide revenues of $1.2 million.

Revenues realized from various government contracts increased by $1,588,827 or 3,797.7%, from $418,363 during 1999 to $2,007,190 during 2001. This increase was primarily due to the awarding of one project form the Illinois Institute of Technology Research Institute. During the third quarter of 2000, the second year of this contract was awarded to the Company and provided revenues of $1.2 million.

Revenues realized from genetic identity are primarily due to the startup of Paternity testing. Revenues realized from this activity have amounted to $284,847 during 2000 compared to $30,410 in 1999.

The Company experienced a decrease in revenue realized from AccuTrac in the amount of $28,506, or 68.8%, from $ 41,420 during 1999 to $12,914 during 2000.
This decrease is primarily due to purchases in 1999 after the initiation of the product into the market, which was not continued in 2000.

Expenses
--------

Cost of Services. Cost of services consists primarily of materials, labor,
----------------
subcontractor costs and overhead. The cost of services increased by $728,826 or 29.7%, from $2,453,932 during 1999 to $3,182,758 during 2000. The cost of services as a percentage of revenue was 95.6% and 72.9% during 1999 and 2000, respectively.

Labor costs increased by $454,096 or 100.5% from $451,916 during 1999 to $906,012 during 2000. Illinois This increase is primarily attributable to the reallocation of personnel in the administrative area to work on the subcontract from the Illinois Institute of Technology Research Institute.

The costs for direct materials increased by $58,121, or 12.1%, from $480,022 during 1999 to $538,143 during 2000. These increased costs are directly attributable to the increase of revenue generated by the Company.

Overhead cost consists of indirect labor, depreciation, freight charges, repairs and miscellaneous supplies not directly related to a particular project. Total overhead costs increased by $446,820 or 39.1%, from $1,142,241 during 1999 to $1,589,061 during 2000. Increased costs were seen primarily in the following major categories: i. indirect labor, $206,826; ii. fringe benefits from increased costs and additional personnel, $113,917: iii. increased depreciation expenses, $40,224; and iv. general supplies not directly associated with any particular project, $59,603 and v. maintenance and repair of equipment $63,576.

Research and Development. Research and development costs within the Company fall
------------------------
into two general categories: grant-related research and development and in-house research and development. Those performed in support of government grant-sponsored programs distinguish these categories, and those performed in the absence of such grants, which are funded from working capital. Total expenditures for these two categories decreased by $230,211, or 60.6%, from $379,753 during 1999 to $149,542 during 2000. Total grant-related research and in-house research as a percentage of revenue were 3.4% and 14.8% during 2000 and 1999, respectively.

Expenditures to perform grant-related research activities decreased by $113,472 or 61.6%, from $184,293 during 1999 to $70,821 during 2000. This decrease is primarily due to the completion of all of the grants in house.

Expenditures made by the Company for in-house research activities decreased by $116,740 or 57.3%, from $ 195,461 during 1999 to $78,721 during 2000 Period.
This decrease is primarily attributable to the reallocation of personnel in the research and development area to work on the subcontract from the Illinois Institute of Technology Research Institute.

Selling, General and Administrative. Sales, general and administrative expenses
-----------------------------------
("SGA") consist primarily of compensation and related costs for administrative, marketing and sales personnel, facility expenditures, professional fees, consulting, taxes, and depreciation. Total SGA costs decreased by $155,640 or 7.9%, from $1,973,106 during 1999 to $1,817,466 during 2000. As a percentage of revenue, these costs were 76.9% and 41.6% during 1999 and 2000 respectively.

Total Compensation and Benefits decreased by $243,531 or 38.2% from $637,879 during 1999 to $394,348 during 2000. This decrease is primarily attributable to the reallocation of personnel in the administrative area to work on the subcontract from the Illinois Institute of Technology Research Institute. Professional and consulting fees increased by $65,585, or 26.9%, from $243,428 during 1999 to $309,013 during 2000. This increase is primarily due to the additional expenditures in business and D&O insurance. In addition, increased legal fees associated with Management's proposed acquisition of SRA Life Sciences, Inc. and the defending of its AccuTrac patent also contributed to this increase. Office expenses increased by $28,552, or 23.2%, from $123,220 during 1999 to $151,772 during 2000. This increase is primarily due to additional operating and office supplies needed to support the operations of the Company.

Other costs increased by $121,518 or 121.4%, from $100,109 during 1999 to $221,627 during 2000. This increase is primarily due to the bad debt written-off from one customer in the amount of $122,553.

Marketing costs decreased by $ 166,025 or 52.7%, from $315,008 during 1999 to $148,983 during 2000. Reductions in advertising, public relations and payments for consulting services contributed to the decrease in marketing costs. Sales costs decreased by $47,982 or 62.4%, from $76,860 during 1999 to $28,878 during 2000 Period. Elimination of the sales department contributed to the decrease in costs.

Other Income (Expenses)
-----------------------

Interest income to the Company decreased by $15,645, or 19.8% from $78,993 during 1999 to $63,348 during 2000. Interest income has been derived from investing the unused portion of the funds realized by the Company from the successful sale (March 1998) of Industrial Revenue Bonds (IRBs) for construction of the Company's new facility.

Interest costs incurred by the Company during the 1999 and 2000 Period's included (1) interest paid to financial institutions for loans made to the Company; 2) interest paid for the Company's IRBs; and 3) amortization of costs incurred as a consequence of the completion of the Company's IRB financing and
4) interest costs associated with the line of credit from a significant stockholder of the Company, which included the valuation of the options issued in connection therewith. Interest expense increased by $45,024 or 14.6% from $308,281 during 1999 to $353,305 during 2000.

Liquidity and Capital Resources
-------------------------------

For a discussion of the Company's current financial condition, please see the section entitled "Going Concern". 2001 reflected a decrease in cash of $819,811 from operating activities, as compared to a decrease of $558,229 from operating activities during the 2000. The significant cash outflow for 2001 was primarily due to substantial investments made by the Company in facility costs, personnel, equipment, and marketing efforts. The cost outlays in 2001 were made possible by capital realized from the Company's private placement on September 27, 2000.

Net working capital as of December 31, 2001 and December 31, 2000 was $13,408 (see Notes to Financial Statements #13) and $1,553,139 respectively. This decrease is the primary result of the significant loss in 2001 of $1,673,031. Cash flows from new and existing contracts that were expected to occur either were postponed to subsequent periods or did not materialize. As a result Management is seeking sources of new capital which it believes will be necessary to fund future operations.

The Company underwent an internal strategic review of its platform technologies and an extensive independent examination of its fiscal policies and procedures. The latter review confirmed that Management acted appropriately to reduce staffing through lay-offs and attrition and to reduce or eliminate all non-production related expenditures. Fiscal practices were strictly enforced which restrict all material purchases to service on-going work only and serve to minimize all material inventories. While reductions in advertising and marketing negatively impact CBI's ability to attract new work through the print media, expanded development and use of the Company's web page (done with internal resources) combined with favorable word-of-mouth and limited print advertising, continue to enhance CBI's exposure to life sciences investigators throughout the world.

As a further result of the internal review, several technology platforms, which were not contributing to the overhead and profitability of the Company, were eliminated while still others were re-priced. Management is keenly aware of the need to continuously streamline its operations while maintaining its competitive edge.

The Company's efforts continue to focus on long-term contractual projects because they are more the important source of revenues. Long-term projects generally range in duration from a few months to several years. In the fourth quarter of 1999, the Company was awarded a five-year subcontract with the Illinois Institute of Technology Research Institute. The contract is valued at approximately $8.5 million. During the third Quarter of 2001, the third year of this contract was awarded to the Company and provided revenues of approximately $668,000 of which $473,000 will be recognized during the 2002 Period. The Company expects that the fourth year of the project will be awarded in 2002 with expected revenues of $1,130,000. In addition, the Company received an additional project in late September 2001 valued at $887,000 of which $546,000 will be recognized during the 2002 Period. Work on a third Government project, awarded in September, 2002, is just now beginning, due to delays caused by the events of September 11th. This latter contract is for $550,000 for September 2001 through August, 2006. The Sponsor has the option to increase this contract by $25,000.

On February 28, 2002, the Company received $139,000 in advance for work to be completed over a twenty-four months period. At present, the work scope for this client will provide $556,000 in additional revenues to the Company. However, management believes that the work scope will be expanded by the client as data is collected and that the magnitude of the contract will be increased.


Management has in the past and will continue to seek additional equity and or debt financing in the future to further the Company's development.


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

Among the factors that could cause the actual results to differ materially from those projected are the following:

     .    business conditions and the general economy,
     . the development and implementation of the Company's long-term business goals,
     . federal, state, and local regulatory environment, o lack of demand for the Company's services, o the ability of the Company's customers to perform services "in-house" similar to those offered by the Company.
     . potential cost containment by the Company's customers resulting in fewer research and development projects,
     . the Company's ability to receive accreditation to provide various services, including, but not limited to paternity testing, and
     .    the Company's ability to hire and retain highly skilled employees,

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

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
Commonwealth Biotechnologies, Inc.
Richmond, Virginia

We have audited the accompanying balance sheets of Commonwealth Biotechnologies, Inc. as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Biotechnologies, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company's significant operating losses and negative cash flows raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note
13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Richmond, Virginia
February 8, 2002

COMMONWEALTH BIOTECHNOLOGIES, INC.

BALANCE SHEETS
December 31, 2001 and 2000


ASSETS                                                        2001             2000
--------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                            $      116,151   $      587,156
  Accounts receivable (Notes 4 and 8)                         631,289          792,071
  Investments (Note 2)                                              -          995,789
  Prepaid expenses and other current assets                    69,606           94,866
                                                       -------------------------------

          Total current assets                                817,046        2,469,882
                                                       -------------------------------

Property and Equipment, net (Notes 3, 4 and 5)              6,788,190        7,153,852
                                                       -------------------------------

Other Assets
  Bond issuance costs, less accumulated amortization
  2001 $40,649; 2000 $29,905                                  227,949          238,693
  Restricted cash (Note 5)                                    515,533          445,020
  Contract acquisition costs (Note 13)                              -           33,047
  Deposits and other                                                -            3,200
                                                       -------------------------------
         Total other assets                                   743,482          719,960
                                                       -------------------------------

                                                       $    8,348,718   $   10,343,694
                                                       ===============================

See Notes to Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY                                  2001           2000
----------------------------------------------------------------------------------------------
Current Liabilities
  Demand note payable (Note 4)                                    $     79,680    $    134,680
  Current maturities of long-term debt (Note 5)                        187,019         207,431
  Accounts payable and other current liabilities                       500,674         548,914
  Deferred revenue                                                      36,265          25,718
                                                                  ------------    ------------
      Total current liabilities                                        803,638         916,743

Long-term debt, less current maturities (Note 5)                     3,890,311       4,077,386
                                                                  ------------    ------------

      Total liabilities                                              4,693,949       4,994,129

Commitments and contingencies (Notes 6 and 7)

Stockholders' Equity
  Common stock, no par value, 10,000,000 shares authorized,
  2001 2,076,164; 2000 2,076,164, shares issued and outstanding              -               -
  Additional paid-in capital                                        11,892,955      11,905,864
  Accumulated deficit                                               (8,238,186)     (6,565,155)
  Accumulated other comprehensive income (Note 2)                            -           8,856
                                                                  ------------    ------------
      Total stockholders' equity                                     3,654,769       5,349,565
                                                                  ------------    ------------
                                                                  $  8,348,718    $ 10,343,694
                                                                  ============    ============

COMMONWEALTH BIOTECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2001 and 2000



                                                      2001         2000
---------------------------------------------------------------------------
Revenue (Note 8):
  Laboratory services                            $   659,733    $   863,737
  Commercial contracts                             1,785,730      1,197,149
  Government contracts                             1,568,115      2,007,190
  Food                                                13,364              -
  Genetic Identity                                   213,212        284,847
  Clinical services                                  125,046              -
  Product sales                                       13,033         12,914
  License fees                                       402,000              -
  Other revenue                                        5,854          1,122
                                                 --------------------------
          Total revenue                            4,786,087      4,366,959
                                                 --------------------------
  Costs of Goods
  Direct labor                                     1,139,871        906,012
  Direct materials                                   612,584        538,143
  Subcontractor                                      102,907              -
  Other direct costs                                  28,161              -
  Overhead                                         1,986,383      1,589,061
  Research and development                            14,348        149,542
                                                 --------------------------
          Total costs of goods                     3,884,254      3,182,758
                                                 --------------------------

          Gross profit                               901,833      1,184,201
                                                 --------------------------

  Selling, general and administrative              2,229,304      1,817,466
                                                 --------------------------

          Operating loss                          (1,327,471)      (633,265)
                                                 --------------------------
Other income (expense):
  Interest expense (Note 4)                         (283,124)      (353,305)
  Interest income                                     76,414         63,348
  Realized gains from sale of investments             20,565          1,306
  Costs incurred in contemplation of a private
   placement                                        (110,598)             -
  Loss from disposal of fixed assets                 (48,817)             -
                                                 --------------------------
          Total other income (expense)              (345,560)      (288,651)
                                                 --------------------------

          Net loss                               $(1,673,031)   $  (921,916)
                                                 ==========================

Loss per common share, basic and diluted         $     (0.81)   $     (0.51)
                                                 ==========================

See Notes to Financial

COMMONWEALTH BIOTECHNOLOGIES, INC.


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2001 and 2000


                                   Number         Additional                          Other
                                   of Shares       Paid-In         Accumulated    Comprehensive
                                   Outstanding     Capital          Deficit           Income         Total
-------------------------------------------------------------------------------------------------------------
Balance, January 1, 2000             1,643,727   $  8,925,742    $ (5,643,239)   $          -    $  3,282,503
  Issuance of common stock, net
    of shares surrendered              432,437      2,953,122               -               -       2,953,122
  Fair value of options issued
    in connection with
    line of credit (Note 4)                  -         27,000               -               -          27,000
  Unrealized gain (loss) on
    Investments                              -              -               -           8,856           8,856
Net loss                                     -              -        (921,916)              -        (921,916)
                                  ---------------------------------------------------------------------------
Balance, December 31, 2000           2,076,164     11,905,864      (6,565,155)          8,856       5,349,565
  Reclassification of unrealized
   gain (loss) on investments due
   to sale of investments                    -              -               -          (8,856)         (8,856)
  Issuance costs                             -        (12,909)              -               -         (12,909)
  Net loss                                   -              -      (1,673,031)              -      (1,673,031)
                                  ---------------------------------------------------------------------------
Balance, December 31, 2001           2,076,164   $ 11,892,955    $ (8,238,186)   $          -    $  3,654,769
                                  ===========================================================================

See Notes to Financial Statements.

COMMONWEALTH BIOTECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000
                                                                              2001           2000
-------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net loss                                                             $(1,673,031)   $  (921,916)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization                                          673,419        634,539
    Realized gains on sale of Investments                                  (20,565)        (1,306)
    Loss on disposal of fixed assets                                        48,817              -
    Changes in assets and liabilities:
      Accounts receivable                                                  160,782       (333,394)
      Prepaid expenses                                                      25,260        (91,288)
      Deposits                                                               3,200              -
      Accounts payable                                                     (48,240)       134,878
      Deferred revenue                                                      10,547         20,258
                                                                       --------------------------
          Net cash used in operating activities                           (819,811)      (558,229)
                                                                       --------------------------
Cash Flows From Investing Activities
  Contract acquisition costs                                                33,047        (33,047)
  Purchases of debt securities, available-for-sale                        (299,684)    (1,354,960)
  Sales of debt securities, available-for-sale                           1,305,205        367,510
  Purchases of property and equipment                                     (343,853)      (332,889)
                                                                       --------------------------
          Net cash provided by (used in) investing activities              694,715     (1,353,386)
                                                                       --------------------------
Cash Flows From Financing Activities
  Restricted cash                                                          (70,513)       (26,973)
  Principal payments on long-term debt,
    including capital lease obligations                                   (262,487)      (159,008)
  Principal payments on line of credit                                           -       (300,000)
  Proceeds (costs) from issuance of common stock                           (12,909)     2,953,122
                                                                       --------------------------
          Net cash provided by (used in) financing activities             (345,909)     2,467,141
                                                                       --------------------------

          Net increase (decrease) in cash and cash equivalents            (471,005)       555,526
Cash and cash equivalents:
  Beginning                                                                587,156         31,630
                                                                       --------------------------
  Ending                                                               $   116,151    $   587,156
                                                                       ==========================

Supplemental Disclosures of Cash Flow Information
  Cash payments for interest                                           $   272,380    $   297,489
                                                                       ==========================

Supplemental Schedule of Non-Cash Investing and Financing Activities
  Capital lease obligations incurred for use of equipment              $         -    $   378,825
                                                                       ==========================

See Notes to Financial Statements.

COMMONWEALTH BIOTECHNOLOGIES, INC.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.     Nature of Business and Significant Accounting Policies

Nature of business: Commonwealth Biotechnologies, Inc., (the "Company"), was
------------------
formed on September 30, 1992, for the purpose of providing specialized analytical laboratory services for the life scientist. The Company provides basic research services in the general areas of protein/peptide and DNA/RNA chemistries. Such services include synthesis, sequence analysis, composition analysis, protein purification and biophysical characterization of biologically relevant materials. The Company also pursues its own research and development leading to intellectual properties.

A summary of the Company's significant accounting policies follows:

  Estimates: The preparation of financial statements in conformity with
  ---------
  accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

  Revenue recognition: The Company recognizes revenue and related profit upon
  -------------------
  the completion of laboratory service projects, or upon the delivery and acceptance of biologically relevant materials that have been synthesized in accordance with project terms. Laboratory service projects are generally administered under fee-for-service contracts or purchase orders. Any revenues from research and development arrangements, including corporate contracts and research grants, are recognized pursuant to the terms of the related agreements as work is performed, or as scientific milestones, if any, are achieved. Amounts received in advance of the performance of services or acceptance of a milestone, are recorded as deferred revenue.

  Cash and cash equivalents: The Company considers all highly liquid debt
  -------------------------
  instruments purchased with an original maturity of three months or less to be cash equivalents. At times, the Company maintains cash balances in excess of FDIC insured amounts.

  Investment in debt securities: Management determines the appropriate
  -----------------------------
  classification of securities at the date individual investment securities are acquired, and the appropriateness of such classification is reassessed at each statement of financial condition date. The Company currently has no securities which are classified as held-to-maturity or trading.

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

COMMONWEALTH BIOTECHNOLOGIES, INC.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.     Nature of Business and Significant Accounting Policies (Continued)

  Property and equipment: Property and equipment are recorded at cost.
  ----------------------
  Depreciation is computed principally by the straight-line method over the following estimated useful lives providing depreciation and amortization for financial reporting purposes. The cost of repairs and maintenance is expensed as incurred. The estimated useful lives of assets are as follows:

                                                                      Years
--------------------------------------------------------------------------------
Buildings                                                                 39.5
Laboratory and computer equipment                                       7 - 10
Furniture and fixtures and office equipment                                  7
Automobile                                                                   5

  Other assets: Bond issuance costs consist of origination cost associated with
  ------------
  the 2000 bond issue and are being amortized over twenty-five years using the straight-line method which does not differ materially from the effective interest method. Amortization expense was $10,743 for the years ended December 31, 2001 and 2000.

  Income taxes: Deferred taxes are provided on a liability method whereby
  ------------
  deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

  Research and development: Costs incurred in connection with research and
  ------------------------
  development activities are expensed as incurred. These consist of direct and indirect costs associated with specific research and development projects. Internal research and development cost, which are included in research and development cost in the statement of operations, were $14,348 and $78,721 for the years ended December 31, 2001 and 2000, respectively.

  Loss per common share: Basic loss per share has been computed on the basis of
  ---------------------
  the weighted-average number of common shares outstanding. Common shares issuable upon exercise of the employee stock options (see Note 12) have not been included in the computation because their inclusion would have had an antidilutive effect applicable to the net loss. Following is information regarding the computation of loss per share data for the years ended December 31, 2001 and 2000, respectively.


                                                      2001                             2000
                                          --------------------------------------------------------------
                                          Numerator          Denominator    Numerator        Denominator
                                          --------------------------------------------------------------
Basic loss per share:
Loss available to stockholders            $(1,673,031)                      $ (921,916)
Average shares outstanding                                   2,076,164                       1,807,142
Effect of dilutive shares                           -                -                   -           -


  Fair value of financial instruments: The Company has determined, based on
  -----------------------------------
  available market information and appropriate valuation methodologies, that the fair value of its financial instruments approximates carrying value. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable

COMMONWEALTH BIOTECHNOLOGIES, INC.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.     Nature of Business and Significant Accounting Policies (Continued)

  approximate fair value due to the short-term maturity of the instruments. The carrying amount of debt approximates fair value because the interest rates under the credit agreement are predominantly variable, based on current market conditions.

  Reclassifications: Certain amounts in the 2000 financial statements have been
  -----------------
  reclassified to conform to the 2001 financial statement presentation. The reclassifications had no effect on either net income or retained earnings for the year ended December 31, 2000.

Note 2.     Investment in Debt Securities

As of December 31, 2001, the Company did not have any investments in debt securities. The following is a summary of the Company's investment in available-for-sale securities as of December 31, 2000:


                                                                  Gross             Gross
                                            Amortized           Unrealized        Unrealized           Fair
December 31, 2000                           Cost                  Gains             Losses            Value
---------------------------------------------------------------------------------------------------------------
U.S. government securities           $      986,933          $    8,856           $       -        $   995,789
                                     ==========================================================================


Note 3.     Property and Equipment

Property and equipment consisted of the following:


Property and equipment consisted of the following:

                                                               2001           2000
                                                        -------------------------------
Land                                                    $      403,919   $      403,919
Building                                                     4,904,666        4,904,666
Laboratory equipment                                         3,329,611        3,185,797
Furniture, fixtures and office and computer equipment          396,126          339,886
Automobile                                                      24,637           24,637
                                                        -------------------------------
                                                             9,058,959        8,858,905
Less accumulated depreciation                                2,270,769        1,705,053
                                                        -------------------------------
                                                        $    6,788,190   $    7,153,852
                                                        ===============================


Depreciation expense was $660,697 and $576,972 for the years ended December 31, 2001 and 2000, respectively.


Note 4.     Demand Notes Payable and Line of Credit

The Company has a demand note payable with a bank, which bears interest at the bank's prime rate plus 1% (totaling 5.75% at December 31, 2001). The note has no stated maturity and is collateralized by a security interest in the Company's accounts receivable, equipment and intangibles.

COMMONWEALTH BIOTECHNOLOGIES, INC.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 4.  Demand Notes Payable and Line of Credit  (Continued)

In September 1999, the Company obtained an unsecured line of credit in the amount of $400,000 from a corporation solely owned by a significant stockholder of the Company. Interest was payable in cash monthly at a rate of 6%. The line of credit was due on September 30, 2000, and was repaid from the proceeds of a private placement of the Company's common stock (see Note 11).

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

Total interest expense related to the line of credit, including the value of the options awarded, amounted to $58,315 for the year ended December 31, 2000. The line-of-credit was paid in full during 2000, therefore, there were no payments of interest for the year ended December 31, 2001.


Note 5.     Long-term Debt and Pledged Assets

Long-term debt consist of:

COMMONWEALTH BIOTECHNOLOGIES, INC.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Long-term debt consist of:
                                                                 2001        2000
                                                             -----------------------
Industrial Revenue Development Bonds Series
  1998A (5.2%- 7%), payable in monthly
  installments of interest only through
  March 15, 2000, annual installments of
  principal and interest from March 15, 2001
  through March 15, 2023, secured by a
  first deed of trust on land and building
  with a carrying value of $4,851,865                        $3,585,000   $3,670,000
Industrial Revenue Development Bonds Series
  1998B, (8%), payable in monthly installments
  of interest only through March 15, 2023 and a
  final payment of $330,000 due March 15, 2023,
  secured by a second deed of trust on land and
  building with a carrying value of $4,851,865                  330,000      330,000
Capital lease obligation due in monthly installments
  of $8,502 to August, 2003, discounted at a rate of 10.9%      154,812      235,145
Capital lease obligation due in monthly installments of
  $3,814 to February, 2002, discounted at a rate of 11.75%        7,518       49,672
                                                             -----------------------
                                                              4,077,330    4,284,817
Less current maturities                                         187,019      207,431
                                                             -----------------------
                                                             $3,890,311   $4,077,386
                                                             =======================


Note 5.     Long Term Debt and Pledged Assets (Continued)

The bond agreements require the Company to maintain debt service reserve funds, which are held by a trustee. Debt service reserve funds are included in the balance sheets as restricted cash.

Maturities of long-term debt are as follows:


     Year                                                         Amount
     -------------------------------------------------------------------
     2002                                                      $  39,875
     2003                                                         36,297
     2004                                                         34,174
     2005                                                         28,384
     2006                                                          4,731
                                                               ---------
                                                               $ 143,461
                                                               =========


Note 6.     Commitments, Contingencies and Subsequent Events

Leases: The Company leases office space and equipment under noncancelable
------
operating leases. Total operating rental expense for the years ended December 31, 2001 and 2000, was $94,533 and $19,943, respectively. Future minimum rental commitments under operating leases as of December 31, 2001 are as follows:

COMMONWEALTH BIOTECHNOLOGIES, INC.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Employment agreements: On June 24, 1997, the company entered into employment
---------------------
agreements with its founders. Each of the agreements has a term of five years with specified base salaries and provide for successive one-year terms. In addition, except for 1997, the employment agreements provide the Company's executive officers with annual bonuses equal to, in the aggregate, 15% of the Company's pretax net income for the preceding fiscal year. For the years ended December 31, 2001 and 2000, there were no bonuses for the Company's executive officers.

Contract purchase: On January 1, 2001, the Company purchased contracts and
-----------------
rights to pending contracts held by the drug-development group of SRA Life Sciences, Inc. of Falls Church, Virginia for $150,000. In connection with this purchase, the Company incurred acquisition costs, during 2000, totaling $33,047. These costs were capitalized and fully amortized during 2001.

Stock incentive plan: Subsequent to year-end, a 2002 Stock Incentive Plan was
--------------------
adopted by the Board of Directors, subject to shareholder approval. As adopted, the plan makes up to 300,000 shares of common stock available for grants of restricted stock awards and stock options in the form of incentive stock options and non-statutory options to employees, directors and consultants of the Company. Shareholder approval will be voted upon at the Company's annual meeting on May 23, 2002.

Blank check preferred stock: Subsequent to year-end, the Board of Directors
---------------------------
adopted a resolution approving an amendment to the Company's Amended and Restated Articles of Incorporation to provide for the creation of a new class of 2,000,000 shares of "blank check" preferred stock, subject to shareholder approval. "Blank check" preferred stock refers to stock for which the designations, preferences, conversion rights, and cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof, are determined by the Board of Directors of a company. This proposal will also be voted upon at the annual meeting on May 23, 2002.


Note 7.     Retirement Plan

The Company maintains a 401(k) Plan (the "Plan") which covers substantially all employees. Under the Plan, employees may elect to defer a portion of their salary, up to the maximum allowed by law, and the Company will match the contribution up to 1% of the employee's salary. The Company made contributions of $17,680 and $3,363 to the Plan in 2001 and 2000, respectively.


     Year                                                         Amount
     -------------------------------------------------------------------
     2002                                                     $  187,019
     2003                                                        160,311
     2004                                                        100,000
     2005                                                        105,000
     2006                                                        110,000
     Thereafter                                                3,415,000
                                                              ----------
                                                              $4,077,330
                                                              ==========

Note 8.     Major Customer

COMMONWEALTH BIOTECHNOLOGIES, INC.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Revenues for the years ending December 31, 2001 and 2000 include revenues from one major customer of $1,024,030 and $1,637,903, respectively. Trade receivables due from this customer as of December 31, 2001 and 2000 were $136,258 and $389,439, respectively.


Note 9.     Compensation and Benefit Costs

Compensation and benefit costs are included in the statements of operations as follows:


                                                   2001        2000
                                               -----------------------
Cost of services                               $1,139,871   $  906,012
Overhead                                          693,753      309,331
Selling, general and administrative expenses      673,407      712,173
Research and development                           14,348      126,903
                                               -----------------------
                                               $2,521,379   $2,054,419
                                               =======================


Note 10.    Income Taxes

The difference between expected income tax benefits and income tax benefits recorded in the financial statements is explained below:







Note 10.    Income Taxes (Continued)



                                                            2001           2000
                                                        --------------------------
Income taxes (credits) computed at 34% statutory rate   $  (568,831)   $  (313,451)
Change in valuation allowance                               653,982        347,296
Other, primarily state income tax benefit                   (85,151)       (33,845)
                                                        --------------------------
                                                        $         -    $         -
                                                        ==========================


The significant components of deferred income tax assets and liabilities as of December 31 consist of the following:


                                                            2001           2000
                                                        --------------------------
Deferred tax assets:
  Effect of net operating loss                          $ 3,323,032    $ 2,666,236
  Other                                                     124,256         75,953
                                                        --------------------------
                                                          3,447,288      2,742,189
Deferred tax liabilities:
  Tax depreciation in excess of book depreciation           410,568        359,451
                                                        --------------------------
Net deferred tax asset before valuation allowance         3,036,720      2,382,738
Less valuation allowance                                  3,036,720      2,382,738
                                                        --------------------------
Net deferred tax asset                                  $         -    $         -
                                                        ==========================

COMMONWEALTH BIOTECHNOLOGIES, INC.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Operating loss carryforwards of approximately $8,956,000 may be used to offset future taxable income and expire in various years through 2021. The Company also has research and development credit carryforwards of approximately $50,000 that expire in various years through 2020.

Note 11.    Private Placement Offering

On September 27, 2000, the Company completed a private placement of 348,000 shares of common stock at a purchase price of $7.471 per share and warrants to purchase an additional 348,000 shares of common stock. The warrants are divided into two equal portions, with one-half having the right to purchase one share of common stock at a price of $6.50 per share for period of eighteen months, the other half having the right to purchase one share of common stock at a purchase price of $6.50 per share for a period of five years. The warrants are callable at the option of the Company at a price of $10.40 per share. . In addition, the 101,500 warrants previously issued to the Underwriters (see Note 12) in connection with the Company's initial public offering was adjusted in terms of maturities, exercise prices and call provisions, but not number, to the same structure as the warrants above. As a result of the change in the exercise price, the difference between the new exercise price of $6.50 per share and future changes in the market value of the stock will be treated pursuant to the rules for variable plan accounting, whereby fluctuations in the market value above the exercise price will be recognized as an expense. As of December 31, 2001, no warrants have been exercised. Proceeds, net of issuance costs, totaled $2,350,397.



Note 12.     Stock Compensation


The Company adopted its Stock Incentive Plan (the "Plan") on June 24, 1997. The Plan provides for the granting to employees, officers, directors, consultants and certain other nonemployees of the Company of options to purchase shares of common stock. A maximum of 410,000 shares of common stock may be issued pursuant to the Plan. Of the maximum number of shares to be issued under the Plan, 270,000 have been reserved for incentive awards to be granted to the founders of the Company, and 61,000 shares are reserved for incentive awards to be granted to others. Additionally, the Company has reserved an aggregate of 201,500 shares of common stock for issuance upon exercise of the Underwriter's Warrants (101,500) (see Note 11) and the Management warrants (100,000).

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

The Company applies Accounting Principles Board Opinion No. 25 and related accounting interpretations in accounting for its plan and for management warrants and, accordingly, no compensation cost has been recognized. Had compensation cost for the Company's plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB No. 123, Accounting for Stock-

COMMONWEALTH BIOTECHNOLOGIES, INC.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Based Compensation, the Company's net loss and loss per share would have increased to the proforma amounts indicated below:


                                                   2001                  2000
                                             -----------------------------------
Net loss:
  As reported, historically                  $  (1,673,031)       $    (921,916)
  Proforma                                      (1,862,576)          (1,026,620)
Loss per common share:
  As reported, historically                          (0.81)               (0.51)
  Proforma                                           (0.90)               (0.57)



Under FASB No. 123, the fair value of each management stock option and warrant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for grants in 2001 and 2000, respectively: No dividend yield, expected volatility of 100% and 122%, risk-free interest rate of 4.2% and 5.1%, and expected lives of 4 and 5 years.





Note 12.     Stock Compensation (Continued)


Stock option transactions are summarized as follows:



                                                                     Weighted                     Weighted
                                                                      Average                      Average
                                                                     Exercise                     Exercise
                                                     2001             Price         2000           Price
                                                  ----------------------------------------------------------
Options and warrants outstanding,
  beginning of year                                 515,713        $    7.93       527,287      $   8.83
Granted                                             278,759             3.95        86,344          5.64
Exercised                                                -                -        (92,318)         8.48
Lapsed                                              (10,425)            8.49        (5,600)         8.25
                                                  ----------------------------------------------------------
Options and warrants outstanding,
  end of year                                       784,047        $    6.49       515,713      $   7.93
                                                  ==========================================================
Options and warrants exercisable,
  end of year                                       571,845        $    7.88       446,560      $   8.69
                                                  ==========================================================
Weighted-average fair value per option
  and warrant for options and warrants
  granted during the year                                          $    2.91                    $   4.85
                                                                   =========                    ========

COMMONWEALTH BIOTECHNOLOGIES, INC.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The following table summarizes information about stock options and warrants outstanding at December 31, 2001:


                                                   Outstanding                               Exercisable
                            ------------------------------------------------------------------------------------------------
                                                    Weighted
                                                     Average               Weighted                                Weighted
                                                    Remaining              Average                                 Average
                                                   Contractual             Exercise                                Exercise
Exercise Prices               Number                  Life                  Price             Number                Price
Per Share                   Outstanding             (Years)               Per Share         Exercisable           Per Share
----------------------------------------------------------------------------------------------------------------------------
$3.75 - 5.25                345,728                  4                  $    4.02              152,776          $    6.02
$5.50 - 7.00                154,763                  4                       6.29              145,163               6.34
$7.50 - 9.00                 25,500                  4                       6.42               21,150               7.68
$9.25 - 10.00               257,356                  2                       9.89              252,356               9.89
$19.00 - 20.00                  700                  3                      20.00                  400              20.00
----------------------------------------------------------------------------------------------------------------------------
$3.75 - 20.00               784,047                                     $    6.49              571,845          $    7.88

COMMONWEALTH BIOTECHNOLOGIES, INC.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 13. Going Concern and Management Plan


The financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred losses totaling $1,673,031 during the year ended December 31, 2001 and has a history of losses that have resulted in an accumulated deficit of $8,238,186 at December 31, 2001. In addition, the Company has had negative cash flows in three out of the past five years. The years in which the Company reached positive cash flows were years in which equity offerings were completed.

Management has taken a number of steps to improve cash flow and liquidity. Beginning in the summer of 2001, the Company reduced personnel levels, curtailed research and development expenses, reduced marketing expenditures, deferred directors' fees and a portion of officers' compensation. The company has also reduced or delayed expenditures on items that are not critical to operations. The Company is in active negotiations with a number of parties with respect to strategic transactions which, if consummated, would favorably impact the Company's financial condition. There can be no assurances, however, that any such transactions will be consummated.

There can be no assurance that any funds required during the next twelve months or thereafter can be generated from operations or that if such required funds are not internally generated that funds will be available from external sources such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. Further, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significantly dilutive effect on the Company's existing shareholders.

There is substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

The Executive Officers and Board of Directors

Executive Officers

Richard J. Freer, Ph.D.                 Robert B. Harris, Ph.D.
Chairman of the Board, COO              President, CSO

Thomas R. Reynolds                      James H. Brennan, MBA
Senior Vice President and Secretary     Controller

Directors

Richard J. Freer, Ph.D.                 Robert B. Harris, Ph.D.
Chairman of the Board, COO              President, CSO

Thomas R. Reynolds                      Dr. Raymond H. Cypess
Vice President and Secretary            President and CEO
                                        American Type Culture Collection

L. McCarthy Downs III                   Dr. Donald A. McAfee
Chairman of the Board                   Chief Technical Officer
Anderson & Strudwick, Inc.              Aderis Pharmaceuticals, Inc.

Samuel P. Sears, Jr.                    Mr. Everette G. Allen, Jr.
Attorney at Law                                 Chairman, Senior Partner
                                        Allen & Allen, PC

Corporate Information


Corporate Office

Commonwealth Biotechnologies, Inc.
601 Biotech Drive
Richmond, VA 23235
Telephone: 800-735-9224; 804-648-3820
Fax: 804-648-2641
E-mail: info@cbi-biotech.com
Web site: www.cbi-biotech.com


General Counsel

Reed Smith LLP
Riverfront Plaza-West Tower
901 E. Byrd Street, Suite 1700
Richmond, VA 23219


Patent Counsel

Burns Doan Swecker and Mathis, LLP
1737 King Street
Alexandria, VA 22314


Transfer Agent and Registrar

Computershare Trust Co.
350 Indiana St.
Golden, CO 80401


Independent Auditors

McGladrey and Pullen, LLP
1051 East Cary Street
Richmond, VA 23219