Form 10KSB/A, Exhibit 13
period 2001-12-31
COMMONWEALTH BIOTECHNOLOGIES INC
filed 2002-04-02
CIK 1042418

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

                                                   For the years Ended
                                  December 31,         December 31,       December 31,
                                      2001                2000               1999
                                      ----                ----               ----
Operational Data:

Revenues:                         $ 4,786,087         $  4,366,959        $2,565,132
-------------------------------------------------------------------------------------
Net Loss                          $<1,673,031>        $  <921,916>       $<2,091,194>
Loss per common and
common equivalent share           $     <0.81>        $     <0.51>       $     <1.27>
Weighted average common
shares outstanding                  2,076,164           2,076,164          1,641,738

Balance Sheet Data:
Total Current Assets              $   817,046         $ 2,469,882        $   560,576
Total Assets                      $ 8,348,718         $10,343,694        $ 8,250,369
Total Current Liabilities         $   803,638         $   916,743        $   967,866
Total Liabilities                 $ 4,693,949         $ 4,994,129        $ 4,967,866
Total Stockholders equity         $ 3,654,769         $ 5,349,565        $ 3,282,503

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

Revenues realized from various government contracts increased by $1,588,827 or 3,797.7%, from $418,363 during 1999 to $2,007,190 during 2000. This increase was primarily due to the awarding of one project form the Illinois Institute of Technology Research Institute. During the third quarter of 2000, the second year of this contract was awarded to the Company and provided revenues of $1.2 million.

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

Note 5.     Long-term Debt and Pledged Assets


Long-term debt consists of:
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

COMMONWEALTH BIOTECHNOLOGIES, INC.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 8.     Major Customer

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

Note 12.     Stock Compensation (Continued)

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