Form 10KSB, Exhibit 13
period 2002-12-31
COMMONWEALTH BIOTECHNOLOGIES INC
filed 2003-03-31
CIK 1042418

                                                                    Exhibit 13.1

To the Shareholders of
Commonwealth Biotechnologies, Inc.

For the first time since our initial public offering in 1997, Commonwealth Biotechnologies, Inc. ("CBI" or the "Company") posted positive cash flows from operations of approximately $243,000. This improvement is primarily attributable to management's rigorous control of expenses while working to maintain the top-line revenues of the Company. For the year, costs of goods sold decreased approximately $801,000 and selling, general and administrative costs decreased approximately $537,000 compared to 2001, while at the same time management was able to maintain Corporate productivity.

On the other hand, gross revenues in 2002 were essentially flat compared to 2001. Even though the entire sector struggled in 2002, CBI management is not using this as an excuse. Our focus is clearly on improving our revenues while still holding down expenses. To this end, the Company is now squarely focused in three principal areas; bio-defense related contracts, comprehensive research contracts, and clinical lab support. In bio-defense in particular, CBI has been extremely successful, acting as both prime contractor and sub-contractor to several Federal agencies. Our work for these agencies is of National importance and is on the cutting edge of analytical sciences. In January 2003, CBI signed nearly $1.3 million in bio-defense related contracts and numerous other high dollar contracts are pending. CBI has found its niche in bio-defense and is able to offer efficient, state-of-the-art analyses to our customers in a time and cost competitive fashion. It is worth noting that CBI is the principal life sciences subcontractor to two different defense industry partners on two different major bio-defense programs.

CBI is also at the forefront of novel methods for detection and assay of viral DNAs and other pathogens. Assay work for the presence of Norwalk virus done on behalf of the Centers for Disease Control through the various State Public Health Services increased dramatically concomitant with reports of cruise-ship borne illness. We continue to receive patient samples from physicians around the country who rely on our Herpes virus-testing platform for analysis of residual DNA attributable to each of the individual herpes viruses. Our pathogen testing services have increased with execution of contracts for testing of swipes of routine mail delivery and CBI has been instrumental in helping develop rapid methods for detecting the possible presence of hazardous biological agents, including anthrax. More and more, industry partners are seeking CBI's input for design and implementation of quality control protocols and product stability testing.

In 2002, CBI completed a small private placement of equity to its principal shareholder, some members of the Board of Directors and management. These funds were reserved for increased marketing activities and for identification and retention of a new executive who would direct strategic business development at the Company. In October, CBI announced that Charles R. Waldridge assumed this position and he has been steadily working towards bringing new comprehensive research contracts to CBI principally from the private pharmaceutical sector. Mr. Waldridge was formerly Director of Global Business Development, Life Sciences Division, Johnson Controls, Inc. where he was responsible for development of their corporate strategy for entry into the life sciences market. During his tenure, he initiated and developed new partnership agreements with major companies such as Pfizer, Amgen, Biogen, Merck and other global corporate clients in the life sciences sector. At CBI, Mr. Waldridge is actively marketing our core competencies to potential big pharma partners.

At the 2002 Annual Meeting of Shareholders, CBI announced animal trials were about to be initiated in which the efficacy of HepArrest(R) was to be tested against a potential competitive pharmaceutical. Positive results from these trials were certain to better position HepArrest(TM) for licensing to a third party for its continued development. We are pleased to announce the overwhelming success of these trials from a scientific standpoint which proved yet again the viability of HepArrest as a potential human pharmaceutical. CBI continues to negotiate a license for HepArrest's further development.

Also in 2002, CBI retained the services of Segerdahl and Company, Inc. to explore possible strategic options of the Company. Segerdahl has been quite active in meeting with potential interested parties and continues to seek alternatives for the Company, which is directed towards enhancing shareholder value.

Finally, two of our Board members resigned in 2002. Management would like to recognize and thank Dr. Raymond H. Cypess and Mr. G. Everett Allen for their hard work in helping to focus CBI's future.

Thank You for Your Continued Support

2002 was another difficult year for CBI stockholders and the liquidity of our stock continues to be an issue. Management believes the Company is dramatically undervalued at present and continues to work with Segerdahl and Company, Inc., retained in 2002 to explore our strategic options, to explore all possibilities aimed at enhancing shareholder value.

Through it all, CBI's employees have shown a marked dedication to CBI's success and have maintained and even increased their productivity. Our ability to attract long-term customers and to sign high dollar contracts with existing staff is testament to their abilities and fortitude. Thanks to one and all.

You are cordially invited to attend CBI's 2003 Annual Meeting of Shareholders on May 15, 2003 at 11:00 a.m. at the Company's facility.

With best regards,


/s/ Richard J. Freer, Ph.D.                       /s/ Robert B. Harris, Ph.D.
------------------------------                    ------------------------------
Richard J. Freer, Ph.D.                           Robert B. Harris, Ph.D.
Chairman of the Board, COO                        President, CEO


/s/ Thomas R. Reynolds                            /s/ James H. Brennan
------------------------------                    ------------------------------
Thomas R. Reynolds                                James H. Brennan
Executive Vice-President,                         Controller
Science and Technology

CBI welcomes your calls and inquiries.

Phone:    800-735-9224
Fax:      804-648-2642
E-Mail:   info@cbi-biotech.com
Web:      www.cbi-biotech.com
Address:  601 Biotech Drive
          Richmond, VA 23235

Stockholder Matters
Market for Common Equity

The Company completed its initial public offering on October 28, 1997 at a price per share of $6.00. Since that time, the common stock has traded on the NASDAQ Market ("NASDAQ"). The following table sets forth the range of high and low sales price per share of common stock for 2002:

      Period        High Stock Price   Low Stock Price
      ------        ----------------   ---------------

1st Quarter, 2001        $4.75              $3.31
2nd Quarter, 2001        $7.32              $3.00
3rd Quarter, 2001        $4.95              $3.28
4th Quarter, 2001        $9.49              $2.50

1st Quarter, 2002        $2.97              $1.65
2nd Quarter, 2002        $1.99              $1.23
3rd Quarter, 2002        $1.40              $0.57
4th Quarter, 2002        $1.15              $0.37

On March 24, 2003, the last reported sales price for a share of the Company's common stock on NASDAQ was $1.50. As of March 24, 2003, there were 39 holders of record of the Company's common stock and 960 beneficial holders.

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

Selected Financial Data

Set forth below is selected financial data with respect to the Company for the years ended December 31, 2002 and December 31, 2001, which has been derived from the audited financial statements of the Company. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operation."

                                For the years Ended December 31,
                             --------------------------------------
                                2002          2001          2000
                             ----------   -----------   -----------
Operational Data:

Revenues:                    $4,434,379   $ 4,786,087   $ 4,366,959
Net Loss                     $ (625,726)  $(1,673,031)  $  (921,916)
Loss per common and
   common equivalent share   $    (0.29)  $     (0.81)  $     (0.51)
Weighted average common
   shares outstanding         2,194,029     2,076,164     2,076,164

Balance Sheet Data:
Total Current Assets         $  838,687   $   817,046   $ 2,469,882
Total Assets                 $7,823,073   $ 8,348,718   $10,343,694
Total Current Liabilities    $  751,986   $   803,638   $   916,743
Total Liabilities            $4,481,986   $ 4,693,949   $ 4,994,129
Total Stockholders equity    $3,341,087   $ 3,654,769   $ 5,349,565

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following should be read in conjunction with "Selected Financial Data" and the Company's Audited Financial Statements and Notes thereto included herein:

Going Concern

The financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred losses totaling $625,726 during the year ended December 31, 2002 and has a history of losses that have resulted in an accumulated deficit of $8,863,912 at December 31, 2002. In addition, the Company has had negative cash flows in three out of the past six years. The years in which the Company reached positive cash flows were years in which equity offerings were completed.

Management has taken a number of steps to improve cash flow and liquidity. Since 2001, the Company has reduced personnel levels, curtailed research and development expenses, reduced marketing expenditures, deferred directors fees and a portion of officers' compensation. The Company has also reduced or delayed expenditures on items that are not critical to operations. Primarily as a result of these actions, the Company was able to reduce its operating loss for 2002 to $340,701, as compared to $1,327,471 for 2001.

The cash position of the Company will again remain uncertain in 2003. However, the Company will continue to address the immediate needs for cash and liquidity through an aggressive approach on a number of fronts. As indicated previously, in both 2002 and 2001, when confronted with static revenues and declining cash reserves, management reduced staffing through layoffs and attrition and reduced or eliminated non-production related expenditures. Fiscal practices have been strictly enforced which restricts all material purchases to service on-going work only and serve to minimize all material inventories. Management will continue adhering to these policies for the foreseeable future.

There can be no assurance that any funds required during the next twelve months or thereafter can be generated from operations or that if such required funds are not internally generated that funds will be available from external sources, such as debt or equity financing or other potential sources. However, in August 2002, the Company completed a private placement of 335,555 shares of common stock at a purchase price of $.90 per share and warrants to purchase an additional 83,889 shares of common stock. Net proceeds to the Company from this private placement amounted to $247,544.

The lack of adequate cash resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. The Company is actively exploring the availability of varying financial and strategic transactions, which, if consummated, would address the Company's need to improve its financial condition and/or its operations.

There can be no assurance that any such required funds will be available on attractive terms or that they will not have a significantly dilutive effect on the Company's existing shareholders. To this end, the Company has retained the services of Segerdahl and Company, Inc., of Milwaukee, Wisconsin, to explore its strategic options with regard to continued operations.

As a result of the above, there is substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

The Company's independent auditors have included a paragraph emphasizing "going concern" in their report on our 2002 financial statements. These financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

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

The Company generally derives revenue from two types of customers: those who require a discrete set of services (lab services), and those who contract with the Company on an extended basis for performance of a variety of integrated services (commercial contracts, drug development contracts, and government contracts). The Company continues to grow its defense contract business and is now actively engaged in all areas in bio-defense related work. The Company acts as both prime and subcontractor for bio-defense related work.

More often than not, the Company's customers provide repeat business to the Company. The Company views commercial, drug development, and government contracts as the more important source of revenue. The Company has continued to focus its efforts on identifying these customers. These contracts generally range from a few months to more than a year. Revenues are generally recognized as services are rendered or as products are delivered. In addition, revenue is also recognized with performance-based installments payable over the contract as milestones are achieved.

The Company also derives revenues from genetic identity and clinical services. There has been a dramatic and constant increase in the number of private paternity cases implemented at the Company and in the number of molecular diagnostic assays performed. The Company designed and implemented molecular diagnostic assays for the presence of DNA attributable to the various human herpes viruses. This platform technology is being used to serve individual patients across the country and in support of an ongoing clinical study with a new anti-viral therapeutic. The Company has grown its molecular diagnostic platform in several other critical areas and its services are being used in support of still other ongoing clinical trials and in support of fundamental research and development programs for its clients.

Critical Accounting Policies

The Company considers its critical accounting policies to be those related to estimates, revenue recognition, accounts receivable, property and equipment, income taxes, research and development, employee stock plans and fair value of financial instruments. A detailed explanation of these policies can be found in
Note 1 to the audited financial statements.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001.

Revenues

Gross revenues decreased by $351,708 or 7.3% from $4,786,087 during the year ended December 31, 2001 ("2001") to $4,434,379 during the year ended December 31, 2002 ("2002").

On April 30, 2001, the Company signed a patent license agreement with Applied Biosystems Group of PE Corporation, New York ("Applied Biosystems"). This license agreement granted Applied Biosystems a non-exclusive, worldwide, perpetual, non-assignable license under the Patent. This enabled Applied Biosystems to research, develop, make, have made, import, market, use, sell, have sold, offer to sale, distribute, have distributed and otherwise exploit products and services and to pass on to end user customers of Applied Biosystems or its distributors the right to use such product and services. The Company received licensing fees of $400,000 in the second quarter of 2001, of which $200,000 was received in cash and the remaining $200,000 in product and service credits. This impacted favorably on last year's financial statements. Excluding this one-time license fee, gross revenues increased by $48,292 or 1.1% from $4,386,087 during the 2001 Period to $4,434,379 during the 2002 Period.

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

Revenues from lab services increased by $163,622 or 24.8% from $659,733 during 2001 to $823,355 during 2002. Over the course of the year, the Company has continued to see growth in one-time orders. The Company continues to view lab services as a potential revenue source. However, the Company views commercial and government projects as the more important source of revenue and has continued to focus its efforts on identifying long-term customers.

Revenues realized from various commercial contracts decreased by $261,961 or 14.7%, from $1,785,730 during 2001 to $1,523,769 during 2002. This decrease is primarily due to work being completed with four major clients. Of the $1,523,769 in commercial contracts, two major clients represented 21.5% and 13.7%, respectively, of the revenue earned during 2002.

Revenues realized from various government contracts increased by $255,447 or 16.3%, from $1,568,115 during 2001 to $1,823,562 during 2002. This increase was primarily due to work on three government projects during 2002. Revenues recognized from the Illinois Institute of Technology Research Institute ("IITRI") subcontract were $720,096 during 2002. Of the $720,096, $94,741 represents revenue from the fourth year of the contract, which was awarded in September 2002. Additional revenues to be recognized for the remainder of the fourth year of the contract in 2003 are $392,383. Revenues recognized from the second Government Sponsor for 2002 amounted to $719,471. This project is expected to be completed in February 2003 with additional funds of approximately $300,000 to be added to the project for the remainder of 2003.

Revenues recognized from a third Government Sponsor for 2002 amounted to $288,043. This project was completed in January 2003. Additional funds of approximately $400,000 have been added to perform additional work in 2003.

Revenues realized from various genetic testing decreased by $78,931 or 37.0%, from $213,212 during 2001 to $134,281 during 2002. This decrease is a direct result of the cancellation of a major contract by a customer who chose to continue the work internally and the cancellation of our marketing efforts due to the cost cutting policy issued by management.

In 2001, under license from a third party, the Company implemented rapid and novel techniques for analysis of patient samples for the presence of residual DNA attributable to the various human herpes viruses.

Revenues realized from this and other genotyping services decreased by $45,280 or 56.8%, from $125,046 during 2001 to $79,766 during 2002. In order to attract new patient work, the Company offers discounts to large clinical practices. In addition, the Company must pay royalties on the technology used.

Revenues realized from license fees in 2002 were $4,000 as compared to $402,000 in 2001. As mentioned below, this decrease is a direct result of the one-time license fee paid to the Company.

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

In November 2001, the Company signed a license agreement for the in vitro use of HepArrest(TM) with MediRox AB, Linkoping, Sweden. This non-exclusive license limits MediRox to the use of HepArrest in its own proprietary diagnostic instruments and obligates MediRox to purchase HepArrest from the Company. MediRox will pay the Company a $50,000 license fee and is buying HepArrest exclusively from CBI. Depending on how fast MediRox can grow its in vitro diagnostic market sales of HepArrest can become a contributing revenue source for the Company.

Cost of Services

Cost of services consists primarily of materials, labor, subcontractor costs and overhead. The cost of services, excluding research and development costs, decreased by $792,057 or 19.4% from $4,081,832 during 2001 to $3,289,775 during
2002. The cost of services as a percentage of revenue was 74.2% and 85.3% during 2002 and 2001, respectively. This percentage decrease was primarily due to reduction in costs in direct materials and expenditures in subcontractor costs (see below.)

Direct labor costs decreased by $55,768, or 4.9%, from $1,139,871 during 2001 to $1,084,103 during 2002. This decrease reflects the cost cutting measures taken by management that included reduced staffing through layoffs and attrition.

The costs for direct materials decreased by $121,089, or 12.9%, from $947,706 during 2001, to $825,897 during 2002. This decrease is directly attributable to more labor-intensive projects obtained by the Company.

Subcontractor costs as of 2001 were $102,907. These costs incurred were from subcontractors in the new drug development activity that was placed in operation in 2001. There were virtually no subcontract costs in 2002.

Overhead cost consists of indirect labor, depreciation, freight charges, repairs and miscellaneous supplies not directly related to a particular project. Total overhead costs decreased by $520,528 or 27.9%, from $1,863,187 during 2001 to $1,342,659 during 2002. This decrease is primarily due to the following: 1) reduction of salaries that were charged to indirect labor, 2) management reduced staffing through layoffs and attrition and reduced or eliminated production related expenditures, 3) reduced maintenance costs on equipment, and 4) elimination of amortization costs associated with the purchase of contracts in Drug Development.

Research and Development

Research and development costs within the Company fall into two general categories: grant-related research and development and in-house research and development. These categories are distinguished by those performed in support of government grant-sponsored programs, and those performed in the absence of such grants which are funded from working capital. Total expenditures to perform grant-related research activities decreased by $9,034, or 63.0%, from $14,348 during 2001 to $5,314 during 2002. This decrease is primarily due to the Company redirecting its focus on long-term commercial contracts. There were no expenditures made by the Company for in-house research activities. This decision is primarily attributable to the reallocation of all personnel from internal research and development efforts to focus on its core business in contract research.

Sales, General and Administrative

Sales, general and administrative expenses ("SGA") consist primarily of compensation and related costs for administrative, marketing and sales personnel, facility expenditures, professional fees, consulting, taxes, and depreciation. Total SGA costs decreased by $537,387, or 26.6%, from $2,017,378 during 2001 to $1,479,991 during 2002. As a percentage of revenue, these costs were 33.4% and 42.2% during 2002 and 2001, respectively.

Total compensation and benefits decreased by $80,767 or 13.4% from $604,606 during 2001 to $523,839 during 2002. This decrease is attributable to the reduction in administrative staff due to the cost cutting measures implemented by management in 2001.

Facility costs decreased by $41,581 or 41.1% from $101,259 during 2001 to $59,678 during 2002. This decrease is primarily due to the elimination of rent paid for the offices of the drug development division. Depreciation expense decreased by $45,873 or 31.6%, from $145,231 during 2001 to $99,358 during 2002.
This decrease is primarily due to the write-off of obsolete equipment in 2001. Taxes and Licenses decreased by $24,650 or 19.6% from $125,522 during 2001 to $100,872 during 2002. This decrease is primarily due to a rate reduction in Business Taxes, sales taxes and personnel property taxes paid to the state and county in Virginia. Office expenses decreased by $37,712 or 38.6%, from $97,630 during 2001 to $59,918 during 2002. This decrease is primarily due to across the board cuts in all items associated with conducting business in the office. Other costs increased by $105,973 or 59.7% from $177,626 during 2001 to $71,653 during 2002. This decrease is primarily due to the difference in bad debt write-offs in 2001 that did not happen in 2002.

Marketing costs decreased by $215,616 or 64.5%, from $334,505 during 2001 to $118,889 during 2002. Based on management's decision to control expenditures, there was virtually no advertising done during the 2002 Period. Whereas during the 2001 Period, the Company opted to increase its marketing exposure throughout the marketplace with major increases in advertising and public relations.

Other Income (Expenses)

Interest income decreased by $68,034, or 89.0%, from $76,414 during 2001 to $8,380 during 2002. This decrease is due to the lack of investment income.

Interest costs incurred by the Company during the 2002 and 2001 Period's included 1) interest paid to financial institutions for loans made to the Company; 2) interest paid for the Company's IRBs; and 3) amortization of costs incurred as a consequence of the completion of the Company's IRB financing. Interest expense increased by $10,281 or 3.6%, from $283,124 during 2001 to $293,405 during 2002.

In 2001, the Company elected to write-off costs for a private placement that did not materialize during the year. This one-time write-off amounted to $110,598. The Company also elected to take a complete inventory on all lab equipment. It was determined that certain items could no longer be used or repaired. The one-time write-off for these obsolete equipment items amounted to $48,417. There were no similar expenses written off in 2002.

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

Revenues realized from various commercial contracts increased by $588,581 or 49.2%, from $1,197,149 during 2000 to $1,785,730 during 2001. Of the $1,785,730 in commercial contracts, two major clients represented 10.3% and 9.6%, respectively, of the revenue earned during 2001. During 2001, the Company performed work on ninety-five commercial customers compared to forty-five during 2000.

Revenues realized from various government contracts decreased by $439,075 or 21.9%, from $2,007,190 during 2000 to $1,568,115 during 2001. This decrease was primarily due to delay in the release of funds necessary to perform work for the IITRI program during the fourth quarter. The hold-status placed by IITRI is due to a delay in release of funds to IITRI by the Sponsor of the research program which in turn, was due to a delay in release of funds to the Sponsor by Congress. However, subsequent to year-end, some of the funds that were delayed have been released to the Company and the remainder of the funds that were delayed is expected to be released during the remainder of the first quarter of 2002. As funds are released, work is recommenced on the program objectives.

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

The costs for direct materials increased by $74,441, or 13.8%, from $538,143 during 2000, to $612,584 during 2001. These increased costs are attributable to the increase of revenue generated by the Company.

Subcontractor costs as of 2001 were $102,907. These costs incurred were from subcontractors in the new drug development activity that was placed in operation in 2001. There were no subcontract costs in 2000.

Overhead cost consists of indirect labor, depreciation, freight charges, repairs and miscellaneous supplies not directly related to a particular project. Total overhead costs increased by $397,322 or 25.0%, from $1,589,061 during 2000 to $1,986,383 during 2001. Increased costs were seen primarily in the following major categories: 1) indirect labor, $87,394; 2) fringe benefits from increased costs and additional personnel, $77,448; and 3) amortization costs of $183,047 from the acquisition of the Drug Development contracts in January 2001.

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

Expenditures made by the Company for in-house research activities decreased by $64,373 or 81.8%, from $78,721 during 2000 to $14,348 during 2001. This decrease is primarily attributable to the reallocation of personnel from internal research and development efforts to focus on its core business in contract research.

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

Interest costs incurred by the Company during the 2000 and 2001 included: 1) interest paid to financial institutions for loans made to the Company; 2) interest paid for the Company's IRBs; and 3) amortization of costs incurred as a consequence of the completion of the Company's IRB financing. Interest costs decreased by $70,181 or 19.9% from $353,305 during 2000 to $283,124 during 2001.
This decrease is the result of payments on the principal balance of long-term debt.

In addition, the Company elected to write-off costs for a private placement that did not materialize during the year. This one-time write-off amounted to $110,598. The Company also elected to take a complete inventory on all lab equipment. It was determined that certain items could no longer be used or repaired. The one-time write-off for these obsolete equipment items amounted to $48,417.

Liquidity and Capital Resources

For a discussion of the Company's current financial condition, please see the section entitled "Going Concern". 2002 reflected an increase in cash of $242,912 from operating activities, as compared to a decrease of $819,811 from operating activities during 2001. The increase in cash from operating activities during 2002 was primarily due to reduced staffing through layoffs and attrition and reduced or eliminated non-production related expenditures. The decrease in cash from operating activities during 2001 was primarily due to substantial investments made by the Company in facility costs, personnel, equipment, and marketing efforts.

Net working capital as of December 31, 2002 and December 31, 2001 was $86,701 and $13,408 respectively. This increase is a direct result of the cost cutting measures taken by the Company.

The Company underwent an internal strategic review of its platform technologies and an extensive independent examination of its fiscal policies and procedures. The latter review confirmed that management acted appropriately to reduce staffing through lay-offs and attrition and to reduce or eliminate all non-production related expenditures. Fiscal practices have been strictly enforced. Restrictions on all material purchases to service ongoing work only and serve to minimize all material inventories have been curtailed. While reductions in advertising and marketing negatively impact CBI's ability to attract new work through the print media, expanded development and use of the Company's web page (done with internal resources) combined with favorable word-of-mouth and limited print advertising, continue to enhance CBI's exposure to life sciences investigators throughout the world.

As a further result of the internal review, several scientific technology platforms, which were not contributing to the overhead and profitability of the Company, were eliminated while still others were re-priced. Management is keenly aware of the need to continuously streamline its operations while maintaining its competitive edge.

The Company's efforts continue to focus on long-term contractual projects because they are more important source of revenues. Long-term projects generally range in duration from a few months to several years.

In the fourth quarter of 1999, the Company was awarded a five-year subcontract with the Illinois Institute of Technology Research Institute. The contract is valued at approximately $8.5 million. During the third Quarter of 2002, the fourth year of this contract was awarded to the Company and provided revenues of approximately $94,741, of which $392,383 will be recognized during 2003.

The Company received an additional project in late September 2001 valued at $887,000 of which $341,000 was recognized in the 2001 Period and the remaining $546,000 was recognized during the 2002 Period. In early May 2002, the Company was notified of a $252,000 increase to this existing bio-defense contract in which the work commenced immediately. Through December 2002, the Company has recognized $219,626 out of the $252,000. It is anticipated that additional funding in 2003 will be awarded to the Company in March 2003. Approximate value of additional funding is estimated at $300,000.

On February 28, 2002, the Company received $139,000 in advance for work to be completed over a twenty-four month period. At present, the work scope for this client will provide $417,000 in additional revenue to the Company. However, management believes that the work scope will be expanded by the client as data is collected and that the magnitude of the contract will be increased.

On April 23, 2002, the Company announced that it engaged the services of Segerdahl and Company, Inc., a registered broker-dealer, for the express purpose of exploring the strategic options of CBI, with a focus on raising additional equity capital, facilitating a re-capitalization, or the completion of any other transaction which furthers the goals of profitability of the Company. The intent of any such transaction would be to maximize shareholder value. In addition, any such transaction would be subject to applicable securities rules, including the possibility of shareholder approval. No agreements have been reached by the Company as mediated by Segerdahl and Company, Inc.

Work on a third Government project was awarded in May 2002 for $267,000 and has since been increased to $300,000. This project will be reviewed on an ongoing basis and has the potential to increase its basis as needed. As of 2002, the Company has recognized $288,042 from this project. In January 2003, additional funding added to the project amounted to $400,000.

On August 30, 2002 the Company completed a private placement of 335,555 shares of common stock at a purchase price of $.90 per share and warrants to purchase an additional 83,889 shares of common stock. The purchase agreement requires the Company to use its best efforts to prepare and file with the Securities and Exchange Commission as soon as practicable a registration statement under the Securities Act with respect to the resale of these securities. Net proceeds to the Company from this private placement amounted to $247,544 and were to be used to increase the marketing efforts of the Company.

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

     .    business conditions and the general economy,

     . the development and implementation of the Company's long-term business goals,

     .    federal, state, and local regulatory environment,

     .    lack of demand for the Company's services,

     . the ability of the Company's customers to perform services "in-house" similar to those offered by the Company,

     . potential cost containment by the Company's customers resulting in fewer research and development projects,

     . the Company's ability to receive accreditation to provide various services, including, but not limited to paternity testing, and

     .    the Company's ability to hire and retain highly skilled employees.

Other risks, uncertainties, and factors that could cause actual results to differ materially from those projected are detailed from time-to-time in reports filed by the Company with the Securities and Exchange Commission, including Forms 8-K, 10-QSB, and 10-KSB.

Corporate Information

Corporate Office

Commonwealth Biotechnologies, Inc.
601 Biotech Drive
Richmond, VA 23235
Telephone: 800-735-9224; 804-648-3820
Fax: 804-648-2641
E-mail: info@cbi-biotech.com
Web site: www.cbi-biotech.com

General Counsel

Kaufman & Canoles, P.C.
Three James Center
12th Floor
1051 East Cary Street
Richmond, VA 23219

Patent Counsel

Burns Doan Swecker and Mathis, LLP
1737 King Street
Alexandria, VA 22314

Transfer Agent and Registrar

Computershare Trust Co.
350 Indiana St.
Golden, CO 80401

Independent Auditors

McGladrey and Pullen, LLP
7200 Glen Forest Drive, Suite 203
Richmond, VA 23226-3768

Executive Officers and Board of Directors

Executive Officers

Richard J. Freer, Ph.D.                   Robert B. Harris, Ph.D.
Chairman of the Board, COO                President, CEO

Thomas R. Reynolds                        James H. Brennan, MBA
Executive Vice President and Secretary    Controller

Directors

Richard J. Freer, Ph.D.                   Robert B. Harris, Ph.D.
Chairman of the Board, COO                President, CEO

Thomas R. Reynolds                        Samuel P. Sears, Jr.
Executive Vice President and Secretary    Attorney-at-Law

L. McCarthy  Downs III                    Donald A. McAfee, Ph.D.
Chairman of the  Board                    Chief Technical Officer
Anderson  &  Strudwick                    Aderis Pharmaceuticals, Inc.
   Investment Corporation

McGladrey & Pullen
Certified Public Accountants

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Commonwealth Biotechnologies, Inc.
Richmond, Virginia

We have audited the accompanying balance sheets of Commonwealth Biotechnologies, Inc. as of December 31, 2002 and 2001 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Biotechnologies, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company's significant operating losses and negative cash flows raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                         McGladrey & Pullen, LLP

Richmond, Virginia
February 18, 2003

McGladrey & Pullen, LLP is an
independent member firm of RSM
International, an affiliation
of independent accounting and
consulting firms.

COMMONWEALTH BIOTECHNOLOGIES, INC.

BALANCE SHEETS
December 31, 2002 and 2001

ASSETS                                                     2002         2001
------                                                  ----------   -----------
Current Assets
   Cash and cash equivalents                            $  270,144   $  116,151
   Accounts receivable (Notes 3 and 7)                     492,563      631,289
   Prepaid expenses and other current assets                75,980       69,606
                                                        ----------   ----------
      Total current assets                                 838,687      817,046
                                                        ----------   ----------

Property and Equipment, net (Notes 2, 3 and 4)           6,198,728    6,788,190

Other Assets
   Bond issuance costs, less accumulated amortization
      2002 $51,393; 2001 $40,649                           217,205      227,949
   Restricted cash (Note 4)                                568,453      515,533
                                                        ----------   ----------
      Total other assets                                   785,658      743,482
                                                        ----------   ----------
                                                        $7,823,073   $8,348,718
                                                        ==========   ==========

See Notes to Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY                                       2002          2001
------------------------------------                                   -----------   -----------
Current Liabilities
   Demand note payable (Note 3)                                        $    14,680   $    79,680
   Current maturities of long-term debt (Note 4)                           160,311       187,019
   Accounts payable and other current liabilities                          492,148       500,674
   Deferred revenue                                                         84,847        36,265
                                                                       -----------   -----------
         Total current liabilities                                         751,986       803,638

Long-Term Debt, less current maturities (Note 4)                         3,730,000     3,890,311
                                                                       -----------   -----------
         Total liabilities                                               4,481,986     4,693,949

Commitments and Contingencies (Notes 5 and 6)

Stockholders' Equity
   Common stock, no par value, 10,000,000 shares authorized,
      2002 2,433,779; 2001 2,076,164, shares issued and outstanding             --            --
   Additional paid-in capital
                                                                        12,204,999    11,892,955
   Accumulated deficit                                                  (8,863,912)   (8,238,186)
                                                                       -----------   -----------
         Total stockholders' equity                                      3,341,087     3,654,769
                                                                       -----------   -----------
                                                                       $ 7,823,073   $ 8,348,718
                                                                       ===========   ===========

COMMONWEALTH BIOTECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2002 and 2001

                                                               2002         2001
                                                            ----------   -----------
Revenue (Note 7)
   Laboratory services                                      $  823,355   $   659,733
   Commercial contracts                                      1,523,769     1,785,730
   Government contracts                                      1,823,562     1,568,115
   Food safety/microbiology                                      8,650        13,364
   Genetic identity                                            134,281       213,212
   Clinical services                                            79,766       125,046
   Product sales                                                 3,030        13,033
   License fees                                                  4,000       402,000
   Other revenue                                                33,966         5,854
                                                            ----------   -----------
      Total revenue                                          4,434,379     4,786,087
                                                            ----------   -----------

Cost of Services
   Direct labor                                              1,084,103     1,139,871
   Direct materials                                            825,897       947,706
   Subcontractor                                                 5,263       102,907
   Other direct costs                                           31,853        28,161
   Overhead                                                  1,342,659     1,863,187
   Research and development                                      5,314        14,348
                                                            ----------   -----------
      Total cost of services                                 3,295,089     4,096,180
                                                            ----------   -----------
      Gross profit                                           1,139,290       689,907
Selling, general and administrative                          1,479,991     2,017,378
                                                            ----------   -----------
      Operating loss                                          (340,701)   (1,327,471)
                                                            ----------   -----------

Other income (expense):
   Interest expense                                           (293,405)     (283,124)
   Interest income                                               8,380        76,414
   Realized gains from sale of investments                          --        20,565
   Costs incurred in contemplation of a private placement           --      (110,598)
   Loss from disposal of property and equipment                     --       (48,817)
                                                            ----------   -----------
      Total other income (expense)                            (285,025)     (345,560)
                                                            ----------   -----------
      Net loss                                              $ (625,726)  $(1,673,031)
                                                            ==========   ===========
Loss per common share, basic and diluted                    $    (0.29)  $     (0.81)
                                                            ==========   ===========

See Notes to Financial Statements.

COMMONWEALTH BIOTECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2002 and 2001

                                          Number      Additional                    Other
                                        of Shares      Paid-In     Accumulated   Comprehensive
                                       Outstanding     Capital       Deficit         Income         Total
                                       -----------   -----------   -----------   -------------   -----------
Balance, January 1, 2001                2,076,164    $11,905,864   $(6,565,155)      $8,856      $ 5,349,565
   Reclassification of unrealized
      gain (loss) on investments due
      to sale of investments                   --             --            --       (8,856)          (8,856)
   Issuance costs                              --        (12,909)           --           --          (12,909)
      Net loss                                 --             --    (1,673,031)          --       (1,673,031)
                                        ---------    -----------   -----------       ------      -----------
Balance, December 31, 2001              2,076,164     11,892,955    (8,238,186)                    3,654,769
   Issuance of common stock               357,615        366,500            --           --          366,500
   Issuance costs                              --        (54,456)           --           --          (54,456)
   Net loss                                    --             --      (625,726)                     (625,726)
                                        ---------    -----------   -----------       ------      -----------
Balance, December 31, 2002              2,433,779    $12,204,999   $(8,863,912)      $   --      $ 3,341,087
                                        =========    ===========   ===========       ======      ===========

See Notes to Financial Statements.

COMMONWEALTH BIOTECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

                                                                         2002         2001
                                                                     ----------   -----------
Cash Flows From Operating Activities
   Net loss                                                          $ (625,726)  $(1,673,031)
   Adjustments to reconcile net loss to net cash provided by
      (used in) operating activities:
      Depreciation and amortization                                     631,730       673,419
      Issuance of stock in lieu of board fees                            64,500
      Realized gains on sale of investments                                  --       (20,565)
      Loss on disposal of property and equipment                             --        48,817
      Changes in assets and liabilities:
         Accounts receivable                                            138,726       160,782
         Prepaid expenses                                                (6,374)       25,260
         Deposits                                                            --         3,200
         Accounts payable                                                (8,526)      (48,240)
         Deferred revenue                                                48,582        10,547
                                                                     ----------   -----------
            Net cash provided by (used in) operating activities         242,912      (819,811)
                                                                     ----------   -----------

Cash Flows From Investing Activities
   Contract acquisition costs                                                --        33,047
   Purchases of debt securities, available-for-sale                          --      (299,684)
   Proceeds from sales of debt securities, available-for-sale                --     1,305,205
   Purchases of property and equipment                                  (31,524)     (343,853)
                                                                     ----------   -----------
            Net cash provided by (used in) investing activities         (31,524)      694,715
                                                                     ----------   -----------

Cash Flows From Financing Activities
   Restricted cash                                                      (52,920)      (70,513)
   Principal payments on debt obligations, including capital lease
      obligations                                                      (252,019)     (262,487)
   Proceeds (costs) from issuance of common stock                       247,544       (12,909)
                                                                     ----------   -----------
            Net cash used in financing activities                       (57,395)     (345,909)
                                                                     ----------   -----------
            Net increase (decrease) in cash and cash equivalents        153,993      (471,005)

Cash and cash equivalents:
   Beginning                                                            116,151       587,156
                                                                     ----------   -----------
   Ending                                                            $  270,144   $   116,151
                                                                     ==========   ===========

Supplemental Disclosure of Cash Flow Information
   Cash payments for interest                                        $  262,480   $   206,795
                                                                     ==========   ===========

See Notes to Financial Statements.

COMMONWEALTH BIOTECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

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

A summary of the Company's significant accounting policies follows:

     Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

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

     Accounts receivable: Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

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

COMMONWEALTH BIOTECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies (Continued)

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

     Property and equipment: Property and equipment are recorded at cost. Depreciation is computed principally by the straight-line method over the following estimated useful lives providing depreciation and amortization for financial reporting purposes. The cost of repairs and maintenance is expensed as incurred. The estimated useful lives of assets are as follows:

                                                                           Years
                                                                          ------
Buildings                                                                   39.5
Laboratory and computer equipment                                         7 - 10
Furniture and fixtures and office equipment                                    7
Automobile                                                                     5

     Other assets: Bond issuance costs consist of origination cost associated with the 2000 bond issue and are being amortized over twenty-five years using the straight-line method, which does not differ materially from the effective interest method. Amortization expense was $10,744 for the years ended December 31, 2002 and 2001.

     Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Research and development: Costs incurred in connection with research and development activities are expensed as incurred. These consist of direct and indirect costs associated with specific research and development projects.

COMMONWEALTH BIOTECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies (Continued)

     Loss per common share: Basic loss per share has been computed on the basis of the weighted-average number of common shares outstanding. Common shares issuable upon exercise of the employee stock options (see Note 10) have not been included in the computation because their inclusion would have had an antidilutive effect applicable to the net loss. Following is information regarding the computation of loss per share data for the years ended December 31, 2002 and 2001, respectively:

                                                  2002                        2001
                                         -----------------------   -------------------------
                                         Numerator   Denominator    Numerator    Denominator
                                         ---------   -----------   -----------   -----------
     Basic loss per share:
        Loss available to stockholders   $(625,726)                $(1,673,031)
        Average shares outstanding                    2,194,029                   2,076,164
     Effect of dilutive shares                  --           --             --           --

     Employee stock plans: The Company adopted a Stock Incentive Plan on June 24, 1997. The Plan provides for the granting to employees, officers, directors, consultants and certain other nonemployees of the Company options to purchase shares of common stock. A maximum of 410,000 shares of common stock may be issued pursuant to the Plan. Of the maximum number of shares to be issued under the Plan, 270,000 have been reserved for incentive awards to be granted to the founders of the Company, and 61,000 shares are reserved for incentive awards to be granted to others.

     A 2002 Stock Incentive Plan was adopted by the Board of Directors and approved by the shareholders. The Plan makes up to 300,000 shares of common stock available for grants of restricted stock awards and stock options in the form of incentive stock options and non-statutory options to employees, directors and consultants of the Company.

     Incentive awards may be in the form of stock options, restricted stock, incentive stock or tax offset rights. In the case of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), the exercise price will not be less than 100% of the fair market value of shares covered at the time of the grant, or 110% for incentive stock options granted to persons who own more than 10% of the Company's voting stock. Options granted under the Plans generally vest over a five-year period from the date of grant and are exercisable for ten years, except that the term may not exceed five years for incentive stock options granted to persons who own more than 10% of the Company's outstanding common stock.

COMMONWEALTH BIOTECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies (Continued)

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

                                           2002         2001
                                         ---------   -----------
     Net loss:
        As reported, historically        $(625,726)  $(1,673,031)
        Proforma effect of recognizing
          stock-based compensation in
          accordance with FASB No. 123    (132,644)     (189,545)
        Proforma                          (758,370)   (1,862,576)
     Loss per common share:
        As reported, historically            (0.29)        (0.81)
        Proforma effect of recognizing
          stock-based compensation in
          accordance with FASB No. 123       (0.06)        (0.09)
        Proforma                             (0.35)        (0.90)

     Under FASB No. 123, the fair value of each management stock option and warrant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for grants in 2002 and 2001, respectively: No dividend yield, expected volatility of 138% and 100%, risk-free interest rate of 1.22% and 4.2%, and expected lives of 1 and 4 years.

     Fair value of financial instruments: The Company has determined, based on available market information and appropriate valuation methodologies, that the fair value of its financial instruments approximates carrying value. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturity of the instruments. The carrying amount of debt approximates fair value because the interest rates under the credit agreement are predominantly variable, based on currant market conditions.

     Reclassifications: Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 financial statement presentation. The reclassifications had no effect on either net income or retained earnings for the year ended December 31, 2001.

COMMONWEALTH BIOTECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 2. Property and Equipment

Property and equipment consisted of the following:

                                                           2002          2001
                                                        ----------   ----------
Land                                                    $  403,919   $  403,919
Building                                                 4,904,666    4,904,666
Laboratory equipment                                     3,359,189    3,329,611
Furniture, fixtures and office and computer equipment      398,074      396,126
Automobile                                                      --       24,637
                                                        ----------   ----------
                                                         9,065,848    9,058,959
Less accumulated depreciation                            2,867,120    2,270,769
                                                        ----------   ----------
                                                        $6,198,728   $6,788,190
                                                        ==========   ==========

Depreciation expense was $620,986 and $660,697 for the years ended December 31, 2002 and 2001, respectively.

Note 3. Demand Notes Payable

The Company has a demand note payable with a bank, which bears interest at the bank's prime rate plus 1% (totaling 5.25% at December 31, 2002). The note has no stated maturity and is collateralized by a security interest in the Company's accounts receivable, equipment and intangibles.

COMMONWEALTH BIOTECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 4. Long-Term Debt and Pledged Assets

Long-term debt consist of:

                                                                  2002         2001
                                                               ----------   ----------
Industrial Revenue Development Bonds Series 1998A (5.2%-7%),
   payable in monthly installments of interest only
   through March 15, 2000, annual installments of
   principal and interest from March 15, 2001 through March
   15, 2023, secured by a first deed of trust on land and
   building with a carrying value of $4,701,953                $3,495,000   $3,585,000
Industrial Revenue Development Bonds Series 1998B, (8%),
   payable in monthly installments of interest only
   through March 15, 2023 and a final payment of $330,000
   due March 15, 2023, secured by a second deed of trust on
   land and building with a carrying value of $4,701,953          330,000      330,000
Capital lease obligation due in monthly installments of
   $8,502 to August, 2003, discounted at a rate of 10.9%           65,311      154,812
Other                                                                  --        7,518
                                                               ----------   ----------
                                                                3,890,311    4,077,330
Less current maturities                                           160,311      187,019
                                                               ----------   ----------
                                                               $3,730,000   $3,890,311
                                                               ==========   ==========

The bond agreements require the Company to maintain debt service reserve funds, which are held by a trustee. Debt service reserve funds are included in the balance sheets as restricted cash.

Maturities of long-term debt are as follows:

Year                                                                    Amount
----                                                                  ----------
2003                                                                  $  160,311
2004                                                                     100,000
2005                                                                     105,000
2006                                                                     110,000
2007                                                                     115,000
Thereafter                                                             3,300,000
                                                                      ----------
                                                                      $3,890,311
                                                                      ==========

COMMONWEALTH BIOTECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 5. Leasing Arrangements

The Company leases office space and equipment under noncancelable operating leases. Total operating rental expense for the years ended December 31, 2002 and 2001 was $48,189 and $94,533, respectively. Future minimum rental commitments under operating leases as of December 31, 2002 are as follows:

Year                                                                     Amount
----                                                                    --------
2003                                                                    $ 36,297
2004                                                                      34,174
2005                                                                      28,384
2006                                                                       4,731
                                                                        --------
                                                                        $103,586
                                                                        ========

Note 6. Retirement Plan

The Company maintains a 401(k) Plan (the "Plan") which covers substantially all employees. Under the Plan, employees may elect to defer a portion of their salary, up to the maximum allowed by law, and the Company will match the contribution up to 1% of the employee's salary. The Company made contributions of $82 and $17,680 to the Plan in 2002 and 2001, respectively.

Note 7. Major Customers

Revenues for the years ended December 31, 2002 and 2001 include revenues from two major customers of $1,125,201 and $1,024,030, respectively. Trade receivables due from these customers as of December 31, 2002 and 2001 were $134,716 and $136,258, respectively.

Note 8. Compensation and Benefit Costs

Compensation and benefit costs are included in the statements of operations as follows:

                                                            2002         2001
                                                         ----------   ----------
Cost of services                                         $1,084,103   $1,139,871
Overhead                                                    572,224      762,553
Selling, general and administrative expenses                590,438      704,129
Research and development                                      5,314       14,348
                                                         ----------   ----------
                                                         $2,252,079   $2,620,901
                                                         ==========   ==========

COMMONWEALTH BIOTECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 9. Income Taxes

The difference between expected income tax benefits and income tax benefits recorded in the financial statements is explained below:

                                                           2002        2001
                                                        ---------   ---------
Income taxes (benefit) computed at 34% statutory rate   $(212,747)  $(568,831)
Change in valuation allowance                             272,951     653,982
Other, primarily state income tax benefit                 (60,204)    (85,151)
                                                        ---------   ---------
                                                        $      --   $      --
                                                        =========   =========

The significant components of deferred income tax assets and liabilities as of December 31 consist of the following:

                                                            2002         2001
                                                         ----------   ----------
Deferred tax assets:
   Effect of net operating loss                          $3,519,026   $3,323,032
   Other                                                    197,895      124,256
                                                         ----------   ----------
                                                          3,716,921    3,447,288
Deferred tax liabilities:
   Tax depreciation in excess of book depreciation          407,250      410,568
                                                         ----------   ----------
Net deferred tax asset before valuation allowance         3,309,671    3,036,720
Less valuation allowance                                  3,309,671    3,036,720
                                                         ----------   ----------
Net deferred tax asset                                   $       --   $       --
                                                         ==========   ==========

Operating loss carryforwards of approximately $9,270,000 may be used to offset future taxable income and expire in various years through 2022. The Company also has research and development credit carryforwards of approximately $50,000 that expire in various years through 2020.

COMMONWEALTH BIOTECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 10. Stock Compensation

In addition to employee stock option awards, the Company has reserved an aggregate of 485,389 shares of common stock for issuance upon exercise of the Underwriter's Warrants (101,500) issued in connection with the Company's initial public offering, Management warrants (100,000), warrants issued in connection with the 2002 private placement (83,889) (see Note 12), and the Retainer and Transaction Fee Warrants (200,000) (see Note 11).

Stock option transactions are summarized as follows:

                                                      Weighted             Weighted
                                                      Average              Average
                                                      Exercise             Exercise
                                            2002       Price       2001     Price
                                          ---------   --------   -------   --------
Options and warrants outstanding,
   beginning of year                        784,047     $6.49    515,713    $7.93
Granted                                     336,821      0.97    278,759     3.95
Exercised                                        --        --         --       --
Lapsed                                      (28,051)     4.90    (10,425)    8.49
                                          ---------     -----    -------    -----
Options and warrants outstanding,
   end of year                            1,092,817     $4.86    784,047    $6.49
                                          =========     =====    =======    =====
Options and warrants exercisable,
   end of year                              813 565     $5.91    571 845    $7.88
                                          =========     =====    =======    =====
Weighted-average fair value per option
   and warrant for options and warrants
   granted during the year                              $0.70               $2.91
                                                        =====               =====

The following table summarizes information about stock options and warrants outstanding at December 31, 2002:

                                Outstanding                     Exercisable
                  -------------------------------------   -----------------------
                                 Weighted
                                  Average     Weighted                  Weighted
                                 Remaining     Average                   Average
                                Contractual   Exercise                  Exercise
Exercise Prices      Number        Life         Price        Number      Price
   Per Share      Outstanding     (Years)     Per Share   Exercisable   Per Share
---------------   -----------   -----------   ---------   -----------   ---------
$ 0.50 -  1.50       336,821         3         $ 0.97       132,121      $ 1.08
$ 3.75 -  5.25       323,777         3           4.01       258,175        4.04
$ 5.50 -  7.00       152,863         2           6.29       146,913        6.32
$ 7.50 -  9.00        21,300         2           7.61        18,450        7.57
$ 9.25 - 10.00       257,356         1           9.89       257,356        9.89
$19.00 - 20.00           700         1          20.00           550       20.00
--------------     ---------        ---        ------       -------      ------
$0.50 - 20.00      1,092,817                   $ 4.86       813,565      $ 5.91

COMMONWEALTH BIOTECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 11. Engagement of Segerdahl and Company, Inc.

Segerdahl and Company, Inc. ("Segerdahl") an investment banking firm, has been engaged to provide the Company with investment banking services related to a "Transaction", such as the possible issuance of additional equity capital, facilitation of a re-capitalization of the Company, or the completion of other transactions designed to further the goals of profitability of the Company. The agreement was signed on April 22, 2002 and is for a term of one year.

In accordance with the terms of its agreement letter with Segerdahl, as a retainer, the Company issued to Segerdahl a three year warrant, as amended, to purchase 100,000 shares of the Company's common stock at an exercise price of $0.90 per share (the "Retainer Warrant"). The Retainer Warrant will only vest in the event (i) the Company completes a Transaction or (ii) the Company's common stock trades at a price per share at or above $2.25 per share for 10 of 20 consecutive trading days during the term of the engagement.

In addition, as a transaction fee, the Company issued to Segerdahl a three year warrant, as amended, to purchase 100,000 shares of the Company's common stock at an exercise price of $0.90 per share (the "Transaction Fee Warrant"). The Transaction Fee Warrant will only vest in the event the Company completes a Transaction as defined in the agreement, and (ii) the Company's common stock trades at a price per share at or above $2.90 per share for 10 of 20 consecutive trading days during the term of the engagement.

Pursuant to the engagement, Segerdahl may arrange short-term financing alternatives for the Company. For such services and to the extent Segerdahl completes such short-term financing with a party not affiliated with Segerdahl, the Company will pay Segerdahl a fee equal to 7% of such financing (see Note
12).

Note 12. Private Placement Offering

On August 30, 2002 the Company completed a private placement of 335,555 shares of common stock at a purchase price of $.90 per share and warrants to purchase an additional 83,889 shares of common stock. Each warrant gives the holder the right to purchase one share of common stock at a price of $.90 per share for a period of 10 years. The warrants are callable at the option of the Company at a price of $.90 per share. As of December 31 2002, no warrants have been exercised. Proceeds, net of issuance costs, totaled $247,544.

Note 13. Going Concern and Management Plan

The financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred losses totaling $625,726 during the year ended December 31, 2002 and has a history of losses that have resulted in an accumulated deficit of $8,863,912 at December 31, 2002. In addition, the Company has had negative cash flows in three out of the past six years. The years in which the Company reached positive cash flows were years in which equity offerings were completed.

Management has taken a number of steps to improve cash flow and liquidity. Since 2001, the Company has reduced personnel levels, curtailed research and development expenses, reduced marketing expenditures, deferred directors fees and a portion of officers' compensation. The Company has also reduced or delayed expenditures on items that are not critical to operations. Primarily as a result of these actions, the Company was able to reduce its operating loss for 2002 to $340,701, as compared to $1,327,471 for 2001.

COMMONWEALTH BIOTECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 13. Going Concern and Management Plan (Continued)

The cash position of the Company will again remain uncertain in 2003. However, the Company will continue to address the immediate needs for cash and liquidity through an aggressive approach on a number of fronts. As indicated previously, in both 2002 and 2001, when confronted with static revenues and declining cash reserves, management reduced staffing through layoffs and attrition and reduced or eliminated non-production related expenditures. Fiscal practices have been strictly enforced which restricts all material purchases to service ongoing work only and serve to minimize all material inventories. Management will continue adhering to these policies for the foreseeable future.

There can be no assurance that any funds required during the next twelve months or thereafter can be generated from operations or that if such required funds are not internally generated that funds will be available from external sources, such as debt or equity financing or other potential sources. However, in August 2002, the Company completed a private placement of 335,555 shares of common stock at a purchase price of $.90 per share and warrants to purchase an additional 83,889 shares of common stock. Net proceeds to the Company from this private placement amounted to $247,544.

The lack of adequate cash resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. The Company is actively exploring the availability of varying financial and strategic transactions, which, if consummated, would address the Company's need to improve its financial condition and/or its operations.

There can be no assurance that any such required funds will be available on attractive terms or that they will not have a significantly dilutive effect on the Company's existing shareholders. To this end, the Company has retained the services of Segerdahl and Company, Inc., of Milwaukee, Wisconsin, to explore its strategic options with regard to continued operations.

As a result of the above, there is substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.