Form 10KSB, Exhibit 13
period 2004-12-31
COMMONWEALTH BIOTECHNOLOGIES INC
filed 2005-03-30
CIK 1042418

EXHIBIT 13.1

Commonwealth Biotechnologies, Inc.

Table of Contents

Memo to Shareholders	1

Stockholder Matters	10

Management Discussion and Analysis of Financial Condition and Results of Operation	11

Report of Independent Registered Certified Public Accountants	22

Financial Statements

Balance Sheet	23-24

Statement of Operations	25

Statement of Changes in Stockholders’ Equity	26

Statement of Cash Flows	27

Summary of Significant Accounting Policies	28

Notes to Financial Statements	33

To the Shareholders of Commonwealth Biotechnologies, Inc.

This past year should be considered a watershed year for CBI. We have been working towards profitability ever since going public in 1997 and in 2004, accomplished this goal by posting our sixth consecutive profitable quarter (prior to one-time expenses of approximately $600,000 – see chart below) which dropped CBI’s operating profit to a net loss of approximately $367,000. CBI posted record revenues of $5.75 million for fiscal year 2004. This compares to a loss of approximately $81,000 on $5.1 million in revenues in 2003, an increase of about 13% over last year. The fourth quarter of 2004 was also the strongest revenue quarter for the Company since its inception — the Company posted revenues of $1.52 million.

The Company was EBITDA positive for the third consecutive year, recording $882,000 for 2004, which compares with $776,000 for 2003. As a percentage of revenues, there was an actual decrease in 2004 in the principal major cost areas of direct labor, materials, and overhead, and just as important, as a percentage of revenue, CBI’s SG&A costs have remained constant over the last three years.

Calculation of 2004 Adjusted Net Operating Income and EBIDTA and 2003 EBIDTA

	2004	2003
Net Operating Loss	$(367,548)	$(80,601)

One Time Expenses
FIL Acquisition Costs	50,000	—
FIL Start Up Costs	93,861	—
Bond Pre-Payment and Penalty Costs	246,129	—
Bond Write-off Costs	206,930	—

Net Adjusted Operating Income	$229,372	$(80,601)

Net Operating Loss	$(367,548)	$(80,601)
Depreciation	586,621	598,764
Bond Prepayment Penalties	217,800	—
Bond Write-off Costs	206,930	—
Interest/Amortization	238,077	258,764

EBITDA	$881,880	$776,927

For the second consecutive year, CBI set a record in signed contract valuation, exceeding $ 8 million in new and continuing projects. For the first time in its history, CBI captured enough contracts to form a stable base-line source of revenues sufficient to pay for the day-to-day operations of the Company. Compared with 2003, the revenues of the Company in the government sector in 2004 increased by approximately 30%. More specifically, revenues from bio-defense related contracts in 2004 totaled about $4.08 million, compared to $ 3.15 million in 2003. Going forward, as new contracts are added that build upon existing strengths at CBI, we expect to see an increase in bottom-line profitability.

Since 1997, CBI’s overall gross revenues have increased nearly 240%, from a little over $1.7 million to about $5.75 million and at the same time, the Company’s operating losses have decreased to the point where the Company recorded positive adjusted net income for 2004.

Even while its financial condition continues to improve through organic growth, CBI also successfully completed several major business initiatives in 2004 which are expected to significantly impact revenues.

The Company established a new virology bio-safety level 3 lab within its accredited BSL-3 Suite, qualifying CBI for the most advanced bio-defense research and development work. In March, the Company entered into a two-year Broad Teaming Agreement with DynPort Vaccine Company LLC, Frederick, MD, under which CBI and DynPort will co-venture to compete for new biodefense vaccine development funding. In August, CBI announced that it had entered into an exclusive Distribution and Sales Agreement with Fisher Scientific, LLC, based in Pittsburgh, PA. Fisher Scientific is a leading provider of equipment, supplies, and services for the clinical laboratory and global scientific research markets. Fisher’s team of 22 Life Science Specialist and some 440 sales representatives nationwide are proffering CBI’s platform technologies and its products to its very large client base. CBI is branded in the Fisher catalog which is distributed world-wide to literally hundreds of thousands of customers. The official launch of the Fisher-CBI joint alliance took place in October and by year’s end, Fisher had already introduced CBI to numerous private sector clients for whom CBI has submitted high value proposals for work. The Company was also selected by the National Cancer Institute as subcontractor to test the efficacy of the first DNA-based bladder cancer diagnostic, and of course, the Company successfully completed acquisition of the assets of Fairfax Identity Labs (FIL).

The transition of key FIL employees and equipment to CBI took place in the last week of December, but even before the move was complete, CBI was already performing the work. FIL, like CBI, is one of just eight labs accredited by the National Institutes of Justice for performing DNA CODIS (Combined DNA Index System) related work and in this regard, CBI acquired a company which is completely complementary to its existing business lines. The acquisition of FIL substantially increased CBI’s sample processing capabilities, and better positions CBI to compete for new CODIS and forensic related contracts as the relevant proposals are released through the states from the National Institutes of Justice. CODIS and forensic funding initiatives were highlighted in President Bush’s State of the Union address in January, 2005.

The acquisition of FIL is already proving noteworthy; the division signed its first $500,000 contract as a CBI division in January, 2005, and in March, FIL was notified that one of its existing contracts for paternity testing with a major metropolitan area was renewed for the next year. In 2005, revenues from the FIL division are expected to be derived predominantly from private, contract and immigration paternity work.

Prior to 2002, private sector clients accounted for nearly 60% of CBI’s revenues. When the economic recession and downturn hit, much of the work from the private sector which was routinely outsourced to CBI was discontinued. Outsourcing from the private sector has change so much that for past two years, private sector clients have accounted for less than 20% of CBI’s total revenues. In 2004, revenues from government contracts accounted for nearly 71% of CBI’s total revenues. Management is focused on re-capturing and increasing the revenue stream from the private sector to ward against the time when government contracting drops and the CBI-Fisher alliance is but one example where CBI is working to build its revenue base from non-government sources.

In 2005, CBI will recognize revenue from two divisions, its on-going core business unit and from its DNA reference lab activities, which have all been consolidated into the FIL division. CBI entered 2005 with approximately $6 million in anticipated laboratory work, another record for the Company. The Company is actively engaged in on-going contract work and has submitted numerous long-term contract proposals to prospective government and private sector clients. By early March, 2005, the Company had already announced nearly $ 3 million in new contract work.

Thank You for Your Continued Support

Through press releases and 8-K announcements, CBI endeavors to keep its shareholders informed of new contract signings and significant news of Company’s operations. As always, CBI’s dramatic turnabout is directly attributable to the hard work and dedication of its employees and its Board of Directors. Management is again beholden to their efforts.

You are cordially invited to attend CBI’s 2005 Annual Meeting of Shareholders on May 20, 2005 at 11:00 a.m. at the Company’s facility.

With best regards,

Richard J. Freer, Ph.D.	Robert B. Harris, Ph.D.
Chairman of the Board, COO	President, CEO

Thomas R. Reynolds	James H. Brennan
Executive Vice-President,	Controller
Science and Technology

Commonwealth Biotechnologies Is Your Source for Complete

Project Support and Program Management

Peptide/Protein Technologies

•	Peptide Synthesis

Solid-Phase

Solution-Phase (multi-gram)

Multiple Simultaneous Synthesis

Chromogenic, Fluorogenic

Peptides

•	Protein Sequencing

N& C Terminal

Complex Mixtures, SDS Gels, and Transblots

Solid Phase Sequencing

Peptide Mapping

•	Amino Acid Analysis

Protein Purification

Recombinant Proteins

Overexpression Experiments

Preparation for Immunogens

•	Antibody Services

Polyclonals and Monoclonals

Purification

Sub-typing

Binding Studies

•	ELISA Development

•	Calorimetry Experiments

Isothermal Titration

Differential Scanning

•	CD and UV Fluorescence Spectroscopies

•	Mass Spectroscopy

MALDI TOF/MS

PSD/CID CAF Analysis

Peptide Mapping

Q-TOF/MS

•	Proteomics

Comparative 2D Gels

DNA Technologies

•	GLP DNA Sequencing

Plasmid, PCR, Cosmids, BAC

Econo-Sequencing

Comprehensive Sequencing

Small Genomes

cDNA Library Projects

Computer Analyses

•	Nucleic Acid Synthesis

Custom DNA Synthesis

Custom PNA Synthesis

Custom RNA Synthesis

Custom Gene Synthesis

•	Genetic Testing Services

Human DNA Identity Testing

Human Genetic Analysis, P53, BRCA1

•	Molecular Biology Services

Large Scale Plasmid Preps

Cloning Projects

Overexpression Projects

Site-Directed Mutagenesis

Batch Fermentation Services

Library Screening

•	TaqMan & PCR Assays

Accurate Gene Expression

Profiling

Quantification of RNA and DNA

Targets

Diagnostic Applications

Pharmacogenomics

Custom Assay Development

Microbiology

•	CDC Select Agent Registered

Fully Capable BSL3 Labs

Pathogen Detection

Food Safety Testing

Large and Small Scale Preps

Purification of Cellular

Components

Biodefense Related Activities at CBI

The horrific events of September 11th and the subsequent anthrax related events heightened the awareness of every US citizen to the global threats of terrorism and bioterrorism. CBI recognized the growing concerns over domestic chemical, biological or radiological terrorism and responded with innovative services to support different government agencies and the military with cutting edge science and technology. CBI operates in a secure environment and several key staff members hold security clearances and credentials. Strong program management and quality science are the driving force behind our success and rapid expansion into the biodefense business sector. CBI has developed strong programs in microbial genomics of select agent pathogens and has developed an extensive catalog of molecular diagnostic capabilities. CBI’s novel use of mass spec analysis techniques has permitted rapid detection and confirmation of numerous bioagents, including toxins.

Pathogen Testing Service

CBI has developed services for detection and confirmation of select agent pathogens, including B.anthracis, the causative agent of anthrax. CBI provides all the work necessary to identify these human pathogens in suspect environmental samples, suspicious powders, swabs, and other unusual test matrices. CBI’s work has helped advance the knowledge and understanding of detection in complex samples.

Mass Spec Analyses

CBI has been in the forefront of the use of novel mass spec approaches for detection and confirmation of bio agent toxins and select agent pathogens in unqualified test samples. Our mass spec and proteomic contract studies have lead to discovery of strain specific biomarkers for several different select agent pathogens.

Vaccine Development

CBI provides laboratory support for those entities who are developing vaccine against potential bio- and/or chemical warfare agents, such as Venezuelan Equine Encephalitis or sarin. CBI’s array of clinical biosafety testing services and assays are all done under strict GLP guidelines and adhere to 21 CFR guidelines. CBI’s focus is on laboratory analysis to vaccine developers throughout the manufacturing process of pre-clinical and early-stage (Phase I/II) clinical trial materials

DNA Sequencing for Identification of Bacterial and Viral Strains

CBI uses high throughput DNA sequence analysis techniques to provide for bacterial and virus strain identification. The sequences that are derived experimentally are then compared to the various data bases to provide unambiguous identification.

Real Time PCR Detection of Pathogens

CBI has implemented and helped develop many real time PCR methods for detection and identification of viral and bacterial pathogens. CBI is an industry leader in developing novel technology for rapid of detection of microbial and viral agents in environmental and complex samples.

FIL ACTIVITIES at CBI

Fairfax Identity Laboratory (FIL), a Division of Commonwealth Biotechnologies Inc.

Paternity Testing

FIL is fully accredited by the American Association of Blood Banks for paternity testing. Paternity testing is done using PCR-based technologies in a state-of-the-art facility using cutting edge equipment. Samples are processed in a semi-automated system using robotics, bar coding, and laser based fluorescence technologies.

Paternity testing in the United States is currently based in contract and private paternity cases. Contract paternity consists primarily of casework done on behalf of state and local government child support agencies to resolve questions of parentage. Federal and state laws permit women with dependent children to legally establish parentage and thereby collect child support from the biological fathers.

Most of FIL’s private sector clients are identified through the internet and through the efforts of its sales force. Additional customers are identified through direct advertising in a limited number of professional and trade journals and magazines, and by attendance at trade shows and meetings.

FIL also offers a Home Test for Paternity at reduced rates. The Home Test does not carry legal standing and is usually ordered by clients for informational purposes only.

CODIS and Forensics Services

FIL ACTIVITIES at CBI

Accreditation

Fairfax Identity Laboratory (FIL), a Division of Commonwealth Biotechnologies Inc. (CBI), is one of only 13 private laboratories worldwide with the NFSTC accreditation, By joining forces, CBI and FIL are able to provide one of the few comprehensive forensic laboratories which provides both comprehensive human DNA analysis services and microbial and toxin analyses. FIL has been a leading provider of human DNA analysis for the past 15 years and has provided forensic analyses to numerous police departments and state crime labs using state-of-the-art STR technologies. CBI/FIL accreditation is based on the guidelines set forth in the quality assurance standards for forensic DNA testing laboratories and convicted offender DNA data-basing laboratories issued by the FBI. All requirements of chain-of-custody, sample security, laboratory security, documentation, and contamination control are observed.

DNA Analysis of Forensic Samples

FIL performs DNA analysis on convicted offender samples, active forensic cases, criminal paternity cases, post-conviction cases and backlogged cases. DNA analysis can be performed by automated fluorescent STR analysis on reference standards and on any item of evidence.

FIL provides screening of evidentiary forensic samples to confirm presence of semen or human blood prior to DNA analysis.

Y-chromosome STR Analysis

FIL provides Y-STR analysis on forensic casework samples. Some samples are resistant to conventional STR analysis and fail to clearly distinguish the male contributor in a mixed DNA sample, such as one obtained from a sexual assault case. Y-STR analysis can provide the clarity necessary to render a conclusion regarding the inclusion or exclusion of a specific individual.

Genetic and CODIS Identity Analyses

FIL is accredited by the National Forensic Science Technology Center (NFSTC) as a DNA Data Base Laboratory for analysis of samples for entry into the FBI Combined DNA Index System (CODIS) database. In December 1997, the FBI identified thirteen (13) loci that are examined for each sample entered into the CODIS database. These 13 loci provide an extremely high level of confidence for the sample identification. FIL provides a high throughput and low cost source for this service.

Mitochondrial DNA (mtDNA) sequencing

Mitochondrial DNA (mtDNA) sequence analysis is fast becoming a powerful tool for forensic DNA typing in certain cases. The high number of sequence variants allows possible discrimination among individuals and/or biological samples. The likelihood of recovering mtDNA in small or degraded biological samples is greater than for nuclear DNA because mtDNA molecules are present in hundreds to thousands of copies per cell compared to the nuclear complement of two copies per cell. Therefore, muscle, bone, hair, skin, blood and other body fluids, even if degraded by environmental insult or time, may provide enough material for typing the mtDNA locus. mtDNA is inherited from the mother only so that in situations where a suspect individual is not available for a direct comparison with a biological sample, any maternally related individual may provide a reference sample.

Specimen Matching

Specimen matching cases are not necessarily connected to crimes. In these cases, CBI is requested to confirm the source of a sample. Typical specimen matching cases include:

•	a urine drug screen that has been reported as positive for a substance of abuse

•	biopsy samples from a physician’s office or hospital to verify that the sample has been taken from a particular patient.

CID Personal DNA Profiling

Personal safety is no longer guaranteed; tragedy can strike at any time. To aid in providing some measure of closure in the event of such tragedies, FIL announces the availability of its personal DNA profiling service.

“Confidential IDentity” or CID, provides clients with a DNA profile sufficient to serve as the basis of identification in case of tragedy. Working from an easily obtained swab of the inside of the cheek, FIL determines the nature of the genetic markers commonly used to identify the donor of that DNA sample. The markers are informative only for establishing identification; they convey no information that can be misused medically or for any other purpose.

CID profiles can be provided to you on a printed certificate that you store securely, or the profile can be retained by the laboratory in a secure computer database, inaccessible to anyone but select members of our lab staff.

CID represents the kind of planning that is uncomfortable to consider, but one which loved ones appreciate should it become necessary to provide closure after a loss. This service is intended for those in the military or other high risk professions, or for small children or adults under assisted care.

Stockholder Matters

Market for Common Equity

The Company completed its initial public offering on October 28, 1997 at a price per share of $6.00. Since that time, the common stock has traded on the NASDAQ SmallCap Market (“NASDAQ”). The following table sets forth the range of high and low sales price per share of common stock for 2004 and 2003. These market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

Period	High Stock Price	Low Stock Price
1st Quarter, 2004	$10.41	$3.00
2nd Quarter, 2004	$10.12	$4.66
3rd Quarter, 2004	$7.66	$3.78
4th Quarter, 2004	$7.47	$5.74

Period	High Stock Price	Low Stock Price
1st Quarter, 2003	$2.52	$.54
2nd Quarter, 2003	$2.26	$1.01
3rd Quarter, 2003	$4.21	$1.44
4th Quarter, 2003	$4.08	$2.60

On March 21, 2005, the last reported sales price for a share of the Company’s Common Stock on NASDAQ was $4.22. As of March 21, 2005 there were 31 holders of record of the Company’s Common stock and 1,544 beneficial holders.

The Company has not paid any cash dividends on its Common Stock. The Company intends to retain its earnings to finance the growth and development of its business and does not expect to declare or pay dividends in the foreseeable future. The declaration of dividends is within the discretion of the Company.

Selected Financial Data

Set forth below is selected financial data with respect to the Company for the years ended December 31, 2004, December 31, 2003, and December 31, 2002, which has been derived from the audited financial statements of the Company. The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operation.”

	For the years Ended December 31,
	2004	2003	2002
Operational Data:

Revenues:	$5,748,704	$5,104,056	$4,434,379

Net Loss	$(367,549)	$(80,601)	$(625,726)
Basic and diluted loss per common and common equivalent share	$(0.12)	$(0.03)	$(0.29)
Weighted average common shares outstanding	3,001,682	2,488,699	2,194,029

Balance Sheet Data:
Total Current Assets	$4,139,195	$1,155,839	$838,687
Total Assets	$11,003,008	$7,581,213	$7,823,073
Total Current Liabilities	$959,747	$579,920	$751,986
Total Liabilities	$5,041,200	$4,209,920	$4,481,986
Total Stockholders equity	$5,961,808	$3,371,293	$3,341,087

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following should be read in conjunction with “Selected Financial Data” and the Company’s Audited Financial Statements and Notes thereto included herein.

Overview

The Company is vigorously pursuing revenue opportunities in four principal focus areas; bio-defense; laboratory support services for on-going clinical trials; comprehensive contract projects in the private sector; and through it FIL division, for paternity testing, forensic case-work analysis and CODIS work. In each of these areas, the Company provides sophisticated macromolecular synthetic and analytical services, integrating individual platform technologies so as to provide a comprehensive approach to solving complex problems in life science research. While the majority of the Company’s customers are in the private sector, the bulk of the Company’s revenues (about 71%) in 2004 were derived from government contracts, and in particular, from government contracts dealing with bio-defense related matters. Results derived by the Company are used by others to support their own compliance filings, to further their own in-house research efforts and to implement new assay technologies.

In all its core focus areas, the Company is continuing to grow its contract base. With regard to government contracts, the Company acts as both prime and subcontractor to numerous federal agencies. More often than not, the Company is the prime (if not the only) contractor performing clinical laboratory or comprehensive contracts for its private sector clients.

The Company is moving towards equalizing revenues from the private sector and the government sector. To this end, the Company has formed an exclusive alliance with Fisher Scientific, LLC, Pittsburgh, PA with the principle objective of using the Fisher sales force to promote CBI’s platform technologies with private sector companies. The Fisher/CBI alliance was officially launched in October, 2004.

The Company also derives revenues from genetic identity and clinical services. The Company designed and implemented molecular diagnostic assays for the presence of DNA attributable to the various human herpes viruses. This platform technology is being used to serve individual patients across the country and in support of an on-going clinical study with a new anti-viral therapeutic. The Company has grown its molecular diagnostic platform in several other critical areas and its services are being used in support of still other on-going clinical trials and in support of fundamental research and development programs for its clients.

On December 16, 2004, the Company purchased the assets of Fairfax Identity Labs, (FIL), a division of Genetics and In-Vitro Fertilization Institute and their operations were moved to the Corporate Office in Richmond, Virginia. The principal focus of the purchase was to increase the revenue base of private paternity, contract paternity testing, and forensic DNA analysis. There has been a dramatic and constant increase in the number of private paternity cases implemented at the Company and in the number of molecular diagnostic assays performed.

On November 17, 2004, the Company retired both the Series 1998A and 1998B Industrial Development Revenue Bonds used to finance construction of its physical facility. This was accomplished by refinancing the facility with a mortgage loan of $3,900,000.

The Company’s customers consistently provide repeat business to the Company. The Company views commercial and government contracts as its most important sources of revenue and for this reason, has moved away from concept of “piece work” for individual investigators. With all its contracts, revenues are generally recognized as services are rendered or as products are delivered. In some instances, revenue is also recognized with performance-based installments payable over the contract as milestones are achieved.

Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003.

Revenues

Gross revenues increased by $644,648 or 12.6% from $5,104,056 during the year ended December 31, 2003 (“2003”) to $5,748,704 during the year ended December 31 2004 (“2004”).

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

Revenues from lab services decreased by $39,409 or 7.5% from $526,128 during 2003 to $486,719 during 2004. This decrease is primarily due to an the effort of the Company to move away from short term work and begin to focus on long-term commercial and government contracts. The Company continues to view lab services as a potential revenue source. However, the Company views commercial and government projects as the more important source of revenue and has continued to focus its efforts on identifying long-term contractual customers.

Revenues realized from various commercial contracts decreased by $100,243 or 10.1%, from $997,680 during 2003 to $897,437 during 2004. This decrease is primarily due to (1) work being completed with two major clients and (2) increased focus in government contracts awarded to the Company. Of the $897,437 in commercial contracts, two major clients represented 59.8% and 11.0%, respectively of the revenue earned during 2004. The Company will continue to work with both of these clients in 2005.

Revenues realized from various government contracts increased by $929,574 or 29.5%, from $3,153,690 during 2003 to $4,083,264 during 2004. This increase was primarily due to eight new contracts awarded to the Company in 2004. Revenue in 2004 amounted to $1,916,620 for these projects. In addition work that is being performed on fourteen projects that were awarded in prior years, are still continuing to bring revenue into the Company.

Revenues realized from various genetic testing decreased by $156,441 or 67.9%, from $230,422 during 2003 to $73,981 during 2004. This decrease is a direct result of the ending of two major contracts in performing genetic identity analysis.

Cost of Services

Cost of services consists primarily of materials, labor, subcontractor costs and overhead. The cost of services increased by $239,779 or 6.8% from $3,528,499 during 2003 to $3,768,278 during 2004. The cost of services as a percentage of revenue was 65.6% and 69.2% during 2004 and 2003, respectively.

Direct labor costs increased by $75,835, or 6.6%, from $1,141,551 during 2003 to $1,217,386 during 2004. This increase is a direct result of additional projects initialized during the year.

The costs for direct materials increased by $3,583, or 0.4%, from $936,205 during 2003, to $939,788 during 2004. Costs in materials remained constant due to the more efficient utilization of the purchasing of materials from the Company’s suppliers.

Overhead cost consists of indirect labor, depreciation, freight charges, repairs, travel and miscellaneous supplies not directly related to a particular project. Total overhead costs increased by $151,788 or 10.6%, from $1,438,708 during 2003 to $1,590,496 during 2004. This increase is primarily due additional staff added to the Company in the last month from the Fairfax Identity Labs acquisition and additional repairs needed to equipment throughout the course of the year.

Sales, General and Administrative

Sales, general and administrative expenses (“SGA”) consist primarily of compensation and related costs for administrative, marketing, facility expenditures, professional fees, consulting, taxes, and depreciation. Total SGA costs increased by $297,995, or 21.0%, from $1,420,879 during 2003 to $1,718,874 during 2004. As a percentage of revenue, these costs were 29.9% and 27.8% during 2004 and 2003, respectively.

Total compensation and benefits increased by $40,847 or 8.1% from $505,678 during 2003 to $546,525 during 2004. This increase is primarily due to corporate bonuses accrued in 2004.

Professional fees increased by $133,768 or 57.3% from $233,288 during 2003 to $367,056 during 2004. This increase is primarily due one-time costs associated with the elimination of the Industrial Revenue Bonds. Additional costs associated with recruitment charges for the hiring of additional personnel. Office expenses increased by $32,843 or 32.7%, from $100,350 during 2003 to $133,193 during 2004. This increase is primarily due to additional costs associated with travel expenses for employees attending meetings with potential clients. Other costs increased by $36,105 or 49.6% from $72,816 during 2003 to $108,921 during 2004. Increases in this category were from expenses associated with the relocation of employees from the acquisition of Fairfax Identity Labs as well as increasing the allowance for potential write-offs in bad debt.

Marketing costs increased by $61,395 or 26.4%, from $232,950 during 2003 to $294,345 during 2004. This increase was primarily due to consulting fees. Additional costs associated with press releases for the Company also led to the increase over 2003.

Other Income (Expenses)

Other income remained relatively flat from 2004 compared to 2003.

Other expenses includes (1) interest expense paid in the fourth quarter for the refinance of the facility with Branch Banking and Trust, (2) interest paid for the Company’s IRBs; (3) prepayment penalty for the refinancing of the industrial revenue bonds to a variable rate mortgage and (4) write-off of remaining unamortized bond issuance costs. Interest costs increased by $197,629 or 79.8% from $247,505 during 2003 to $445,134 during 2004. Amortization costs increased by $196,186 or 1,826.0% from $10,744 during 2003 to $206,930 during 2004. This increase is due to paying off the Industrial Revenue Bonds in November 2004.

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

Revenues realized from various commercial contracts decreased by $494,183 or 33.1%, from $1,491,863 during 2002 to $997,680 during 2003. This decrease is primarily due to (1) work being completed with three major clients and (2) increased focus in government contracts awarded to the Company. Of the $997,680 in commercial contracts, three major clients represented 37.3%, 14.3% and 11.6%, respectively, of the revenue earned during 2003. The Company continued to work with these three clients in 2004.

Revenues realized from various government contracts increased by $1,228,204 or 63.8%, from $1,925,486 during 2002 to $3,153,690 during 2003. This increase was primarily due to a new contract that began in early February. Total revenues for this contract were $1,154,278. Revenue from all of the other government contracts is comparable with last year. Revenues recognized from the Illinois Institute of Technology Research Institute (IITRI) subcontract were $696,381 during 2003. Of the $696,381, $218,569 represents revenue from the fifth year of the contract, which was awarded in September 2003. Revenues recognized from the second government sponsor for 2002 amounted to $719,471. Revenues recognized from a third government sponsor for 2003 amounted to $799,452. This project was completed in January 2004.

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

Overhead cost consists of indirect labor, depreciation, freight charges, repairs and miscellaneous supplies not directly related to a particular project. Total overhead costs increased by $20,007 or 1.4%, from $1,418,701 during 2002 to $1,438,708 during 2003. This decrease is primarily due to reduced or eliminated production related expenditures.

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

Total compensation and benefits decreased by $18,161 or 3.5% from $523,839 during 2002 to $505,678 in 2003. Costs in compensation remained relatively flat as compared to last year.

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

Liquidity and Capital Resources

The 2004 Period reflected negative cash used in operating activities of $40,334, as compared to a positive cash of $248,625 during the 2003 Period. This was primarily due to the Company reporting net loss of $367,549, an increase in accounts receivable of approximately $532,000 and a decrease in accounts payable of approximately

$77,000. Depreciation expense amounted to $586,620 and amortization costs of $206,462 (bond amortization write-off) for the 2004 Period.

The 2004 Period reflected a use of cash from investing activities of $1,089,690, as compared to $49,694 during the 2003 Period. The increase is a result in the purchase of Fairfax Identity Labs in the last quarter in 2004.

The 2004 Period reflected net cash from financing activities of $3,577,136, as compared to a negative of $174,153 during the 2003 Period. In March 2004, the Company received approximately $563,000 from the exercise of stock options. In May 2004, the Company received approximately $2,300,000 (net of expenses) from the private placement of 400,000 shares of its common stock. In addition, the Company used its restricted cash to assist in the pay off the Industrial Revenue Bond in November of 2004.

Net working capital as of December 31, 2004 and December 31, 2003 was $3,179,448 and $575,919 respectively. This increase is a direct result from the cash received from the exercise of stock options, the private placement and increase in accounts receivables.

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

•	Independent Directors. CBI’s Board is composed of 5 independent and 3 employee directors.

•	The Independent Directors serve on the three principal committees; Audit, Compensation, and Nominations.

•	The Independent Directors meet in executive session at each quarterly Board meeting.

•	At least one Independent Director, Mr. Sam Sears, who serves on the Audit Committee, meets all of the requirements as defined by the SEC for being a “financial expert.”

•	The Audit Committee reviews and approves all related-party transactions. CBI has adapted a formal Corporate Code of Conduct. Copies are available on request from Dr. Robert B. Harris, President and Chief Executive Officer, and on the Company’s website at www.cbi-biotech.com.

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

CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Controller have concluded that the Company’s controls and other procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods as specified in the Commission’s rules and forms are effective, based upon their evaluation of these controls and procedures as of December 31, 2004.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation, including any corrective actions with regard to significant deficiencies and weaknesses.

Report of Independent Registered Public Accounting Firm

Board of Directors

Commonwealth Biotechnologies, Inc.

Richmond, Virginia

We have audited the accompanying balance sheets of Commonwealth Biotechnologies, Inc. as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Biotechnologies, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Richmond, Virginia
February 3, 2005

Commonwealth Biotechnologies, Inc.

Balance Sheets

December 31,	2004	2003
Assets

Current assets (Note 2)
Cash and cash equivalents	$2,742,034	$294,922
Accounts receivable, net of allowance for doubtful accounts of approximately $92,000 and $71,000 (Note 5)	1,331,940	799,981
Prepaid expenses and other current assets	65,221	60,936

Total current assets	4,139,195	1,155,839

Property and equipment, net (Note 1)	5,701,158	5,649,657

Other assets
Bond issuance costs, less accumulated amortization 2004 - $0; 2003 – $62,137	—	206,462
Intangible assets (Note 9)	561,569	—
Mortgage costs (Note 2)	111,086	—
Goodwill (Note 9)	490,000	—
Restricted cash (Note 2)	—	569,255

Total other assets	1,162,655	775,717

	$11,003,008	$7,581,213

See accompanying summary of accounting policies and notes to financial statements.

Commonwealth Biotechnologies, Inc.

Balance Sheets

(continued)

December 31,	2004	2003
Liabilities and Stockholders’ Equity

Current liabilities
Current maturities of long-term debt (Note 2)	$409,541	$100,000
Accounts payable and other current liabilities	377,862	241,769
Deferred revenue	161,511	14,296
Interest payable	10,833	90,596
Deferred compensation	—	133,259

Total current liabilities	959,747	579,920

Long-term debt, less current maturities (Notes 2)	4,081,453	3,630,000

Total liabilities	5,041,200	4,209,920

Commitments and contingencies (Notes 3 and 4)

Stockholders’ equity
Common stock, no par value, 10,000,000 shares authorized, 2004 – 3,203,556; 2003 – 2,534,928, shares issued and Outstanding (Notes 7 and 8)	—	—
Additional paid-in capital	15,273,870	12,315,806
Accumulated deficit	(9,312,062)	(8,944,513)

Total stockholders’ equity	5,961,808	3,371,293

	$11,003,008	$7,581,213

See accompanying summary of accounting policies and notes to financial statements.

Commonwealth Biotechnologies, Inc.

Statements of Operations

Year Ended December 31,	2004	2003
Revenues (Note 5)
Government contracts	$4,083,264	$3,153,690
Commercial contracts	897,437	997,680
Laboratory services	486,719	526,128
Clinical services	194,473	191,904
Genetic identity	73,981	230,422
Other revenue	12,830	4,232

Total revenues	5,748,704	5,104,056

Cost of services
Overhead	1,590,496	1,438,708
Direct labor	1,217,386	1,141,551
Direct materials	939,788	936,205
Other direct costs	20,608	12,035

Total cost of services	3,768,278	3,528,499

Gross profit	1,980,426	1,575,557

Selling, general and administrative	1,718,874	1,420,879

Operating income	261,552	154,678

Other income (expense)
Interest expense and financing costs	(652,064)	(258,249)
Other income	22,963	22,970

Total other income (expense)	(629,101)	(235,279)

Net loss	$(367,549)	$(80,601)

Loss per common share, basic and diluted	$(0.12)	$(0.03)

See accompanying summary of accounting policies and notes to financial statements.

Commonwealth Biotechnologies, Inc.

Statements of Changes in Stockholders’ Equity

	Number of Shares Outstanding	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2002	2,433,779	$12,204,999	$(8,863,912)	$3,341,087
Stock options exercised	101,149	110,807	—	110,807
Net loss	—	—	(80,601)	(80,601)

Balance, December 31, 2003	2,534,928	12,315,806	(8,944,513)	3,371,293

Issuance of common stock and stock options exercised	668,628	2,958,064	—	2,958,064
Net loss	—	—	(367,549)	(367,549)

Balance, December 31, 2004	3,203,556	$15,273,870	$(9,312,062)	$5,961,808

See accompanying summary of accounting policies and notes to financial statements.

Commonwealth Biotechnologies, Inc.

Statements of Cash Flows

Year Ended December 31,	2004	2003
Operating activities
Net loss	$(367,549)	$(80,601)
Adjustments to reconcile net loss to cash provided by (used in) operating activities
Depreciation and amortization	793,082	609,508
Issuance of stock in lieu of board fees	—	109,167
Changes in assets and liabilities
Accounts receivable	(531,958)	(307,418)
Prepaid expenses	(4,286)	15,045
Accounts payable	(76,929)	(26,525)
Deferred revenue	147,306	(70,551)

Cash provided by (used in) operating activities	(40,334)	248,625

Investing activities
Purchases of property and equipment	(551,272)	(49,694)
Purchase of FIL, net	(538,418)	—

Cash used in investing activities	(1,089,690)	(49,694)

Financing activities
Decrease (increase) in restricted cash	569,255	(802)
Principal payments on debt obligations, including capital lease obligations	(100,000)	(174,991)
Increase in loan costs, net	(111,086)	—
Proceeds from debt obligations, net	260,903	—
Proceeds from issuance of common stock	2,958,064	1,640

Cash provided by (used in) financing activities	3,577,136	(174,153)

Net increase in cash and cash equivalents	2,447,112	24,778

Cash and cash equivalents, beginning of year	294,922	270,144

Cash and cash equivalents, end of year	$2,742,034	$294,922

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$307,096	$247,505

See accompanying summary of accounting policies and notes to financial statements.

Commonwealth Biotechnologies, Inc.

Summary of Significant Accounting Policies

Nature of Business

Commonwealth Biotechnologies, Inc., (the “Company”), was formed on September 30, 1992, for the purpose of providing specialized analytical laboratory services for the life scientist. As the Company matured, it re-focused its core business activities and now provides integrated contract research support in four principal areas; bio-defense; laboratory support services for on-going clinical trials; comprehensive contract projects in the private sector; and through it FIL division, for paternity testing, forensic case-work analysis and CODIS work. In each of these areas, the Company provides sophisticated macromolecular synthetic and analytical services, integrating individual platform technologies so as to provide a comprehensive approach to solving complex problems in life science research.

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

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable through the estimated undiscounted future cash flows from the use of those assets. When any such impairment exists, the related assets will be written down to fair value. No impairment losses have been recorded through December 31, 2004.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At times, the Company maintains cash balances in excess of FDIC insured amounts. As of December 31, 2004 the excess over the FDIC amount was $42,785.

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

Intangible assets

Intangible assets consist of a covenant not to compete, commercial contracts, listing of draw sites, listing of providers to assist in paternity testing and other related intangibles acquired in the purchase of Fairfax Identity Labs which are being amortized over 2 to 3 years.

Loan Costs

Loan costs are being amortized on a straight-line basis over the expected term of the mortgage.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is evaluated at least annually for impairment by comparing its fair value with its recorded amount and is written down when appropriate. Projected net operating cash flows are compared to the carrying amount of the goodwill recorded and if the estimated net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value. The goodwill as of December 31, 2004 is a result of the acquisition by the Company of Fairfax Identity Labs during 2004.

Bond Issuance Costs

Bond issuance costs consisted of origination cost associated with the 2000 bond issue and were amortized over twenty-five years using the straight-line method, which did not differ materially from the effective interest method. The bonds were re-financed with a conventional mortgage during 2004 and all remaining unamortized costs for the Company were expensed in total. Amortization costs were $206,960 and $10,744 for the years ended December 31, 2004 and 2003, respectively. In addition the Company paid $217,800 in prepayment penalties to eliminate the Industrial Revenue Bonds in 2004.

Commonwealth Biotechnologies, Inc.

Summary of Significant Accounting Policies

(continued)

Income Taxes

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Loss Per Common Share

Basic loss per share has been computed on the basis of the weighted-average number of common shares outstanding. Common shares which can be issued upon exercise of stock options and warrants (see Note 8) have not been included in the computation because their inclusion would have been antidilutive. Weighted average shares outstanding for basic and diluted loss per common share were 3,001,682 and 2,486,699 for the years ended December 31, 2004 and 2003, respectively.

Employee Stock Plans

The Company adopted a Stock Incentive Plan on June 24, 1997. The Plan provides for granting to employees, officers, directors, consultants and certain other non-employees of the Company options to purchase shares of common stock. A maximum of 410,000 shares of common stock may be issued pursuant to the Plan. Of the maximum number of shares to be issued under the Plan, 270,000 have been reserved for incentive awards to be granted to the founders of the Company, and 140,000 are reserved for incentive awards to be granted to others.

A 2000 Stock Incentive Plan was adopted by the Board of Directors and approved by the shareholders. The Plan makes up to 300,000 shares of common stock available for grants of restricted stock awards and stock options in the form of incentive stock options and non-qualified options to employees, directors and consultants of the Company.

A 2002 Stock Incentive Plan was adopted by the Board of Directors and approved by the shareholders. The Plan makes up to 600,000 shares of common stock available for grants of restricted stock awards and stock options in the form of incentive stock options and non-qualified options to employees, directors and consultants of the Company.

Incentive awards may be in the form of stock options, restricted stock, incentive stock or tax offset rights. In the case of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), the exercise price will not be less than 100% of the fair market value of shares covered at the time of the grant, or 110% for incentive stock options granted to persons who own more than 10% of the Company’s voting stock. Options granted under the Plans generally vest over a five-year period from the date of grant and are exercisable for ten years, except that the term may not exceed five years for incentive stock options granted to persons who own more than 10% of the Company’s outstanding common stock. Options granted in 2004 is vested immediately.

Commonwealth Biotechnologies, Inc.

Summary of Significant Accounting Policies

(continued)

Employee Stock Plans: (continued)

The Company applies Accounting Principles Board Opinion No. 25 and related accounting interpretations in accounting for its plan and for management warrants and, accordingly, no compensation cost has been recognized. Had compensation cost for the Company’s plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB No. 123, Accounting for Stock-Based Compensation, the Company’s net loss and loss per share would have increased to the pro-forma amounts indicated below:

	2004	2003
Net loss
As reported	$(367,549)	$(80,601)
Proforma effect of recognizing stock-based compensation in accordance with FASB No. 123	(144,964)	(58,322)
Proforma	(512,513)	(138,923)
Basic and diluted loss per common share	(0.12)	(0.03)
As reported
Proforma effect of recognizing stock-based compensation in accordance with FASB No. 123	(0.17)	(0.02)
Proforma	(0.29)	(0.06)

Under FASB No. 123, the fair value of each stock option and warrant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for grants in 2004 and 2003, respectively: No dividend yield, expected volatility of 93% and 144%, risk-free interest rate of 4.28% and 4.38%, and expected lives of 10 years.

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

Commonwealth Biotechnologies, Inc.

Summary of Significant Accounting Policies

(continued)

New Accounting Pronouncements

In December 2003, the FASB issued FIN No. 46R, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51. FIN No. 46R requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. FIN 46R also requires disclosure about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements must be adopted no later than the beginning of the first fiscal year or interim period beginning after March 15, 2004. The adoption of FIN No. 46R did not have a material impact on the Company’s results of operations, financial position or cash flows.

SFAS No. 123 (Revised 2004), “Share-Based Payment,” issued in December 2004, is a revision of FASB Statement 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 (Revised 2004) requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective as of the beginning of the interim or annual reporting period that begins after December 15, 2005. Although the Company has not completed its assessment, it does not believe the impact on the financial position or results of operations will be material.

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

1.	Property and Equipment

Property and equipment consisted of the following:

December 31,	2004	2003
Land	$403,919	$403,919
Building	4,999,496	4,904,666
Laboratory equipment	3,851,501	3,383,151
Furniture, fixtures and office and computer equipment	498,737	423,796

	9,753,653	9,115,532
Less accumulated depreciation	4,052,495	3,465,875

	$5,701,158	$5,649,657

Depreciation expense was $586,620 and $598,765 for the years ended December 31, 2004 and 2003, respectively.

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

2.	Long-Term Debt

Long-term debt consists of:

December 31,	2004	2003
Note payable to Bank, maturing November 2009; with monthly payments of $25,347 of principal and interest, interest at 5.25%; collateralized by building and other assets of the Company.	$3,890,994	$—

Note payable to Genetics & IVF Institute due in two installments on December 15, 2005 and December 15, 2006. Secured by letter of credit.	600,000	—

Industrial Revenue Development Bonds Series 1998A (5.2% - 7%), payable in monthly installments of interest only through March 15, 2000, annual installments of principal and interest from March 15, 2001 through March 15, 2023, secured by a first deed of trust on land and building. Paid off in 2004.	—	3,400,000

Industrial Revenue Development Bonds Series 1998B (8%), payable in monthly installments of interest only through March 15, 2023 and a final payment of $330,000 due March 15, 2023, secured by a second deed of trust on land and building. Paid off in 2004.	—	330,000

	4,490,994	3,730,000
Less current maturities	409,541	100,000

	$4,081,453	$3,630,000

Scheduled maturities of long-term debt are as follows:

2005	$409,541
2006	415,129
2007	121,103
2008	126,878
2009	3,418,343

$4,490,994

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

2.	Long Term (continued):

The mortgage agreements required the Company to maintain a reserve fund for a period of one year which was held in a certificate of deposit This reserve fund is included in the balance sheet as a cash equivalent to the Company.

The bond agreements required the Company to maintain debt service reserve funds, which were held by the trustee. Debt service reserve funds are included in the balance sheets as restricted cash. During 2004, the Company used the proceeds from the mortgage payable to repay the Industrial Revenue Bonds. In accordance with the bond documents, a prepayment penalty of $217,000 was paid by the Company in 2004.

3.	Leasing Commitments

The Company leases equipment under non-cancelable operating leases. Total expense for the years ended December 31, 2004 and 2003 was $37,236 and $42,800, respectively. Future minimum rental commitments under operating leases as of December 31, 2004 are as follows:

2005	$25,314
2006	24,034
2007	10,387
2008	2,079

$61,814

4.	Retirement Plan

The Company maintains a 401(k) Plan (the “Plan”) which covers substantially all employees. Under the Plan, employees may elect to defer a portion of their salary, up to the maximum allowed by law, and the Company can elect to match the contribution up to 1% of the employee’s salary. Company contributions in 2004 were $5,231. No contributions were made in 2003.

5.	Major Customers

Revenues for the years ended December 31, 2004 and 2003 include revenues from nine major customers in 2004 of approximately $2,805,540 or 48% of total revenues and in 2003, two major customers of approximately $1,154,000 or 23% of total revenues. Trade receivables due from these customers as of December 31, 2004 and 2003 were $624,278 and $365,000, respectively.

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

6.	Income Taxes

The difference between expected income tax benefits and income tax benefits recorded in the financial statements is explained below:

Year Ended December 31,	2004	2003
Income taxes (benefit) computed at 34% statutory rate	$(124,900)	$(27,400)
State income tax benefit, net	(18,400)	(4,200)
Change in valuation allowance	117,400	26,200
Other	25,900	5,400

	$—	$—

The significant components of deferred income tax assets and liabilities consist of the following:

December 31,	2004	2003
Deferred tax assets
Net operating loss carryforward	$3,586,400	$3,499,000
Research and development credit carryforward	52,600	52,600
Deferred compensation	20,800	50,600
Other	42,200	40,600

	3,702,000	3,642,800
Deferred tax liabilities
Tax depreciation in excess of book depreciation	301,100	359,300

Net deferred tax asset before valuation allowance	3,400,900	3,283,500
Less valuation allowance	3,400,900	3,283,500

	$—	$—

Operating loss carryforwards of approximately $9,438,000 may be used to offset future taxable income and expire in various years through 2023. The Company also has research and development credit carryforwards of approximately $53,000 that expire in various years through 2020.

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

7.	Stock Compensation

In addition to employee stock option awards, the Company has reserved an aggregate of 383,889 shares of common stock for issuance upon exercise, management warrants (100,000), warrants issued in connection with the 2002 private placement (83,889).

Stock option transactions are summarized as follows:

	2004	Weighted Average Exercise Price	2003	Weighted Average Exercise Price
Options and warrants outstanding, beginning of year	1,186,572	$5.01	1,286,817	$5.05
Granted	177,903	6.47	31,700	2.84
Exercised	(268,628)	2.69	(30,445)	.90
Expired	(206,249)	3.40	(101,500)	6.50

Options and warrants outstanding, end of year	889,598	6.34	1,186,572	5.01

Options and warrants exercisable, end of year	889,598	6.34	979,322	4.76

Weighted-average fair value per option and warrants for options and warrants granted during the year		$2.79		$1.84

The following table summarizes information about stock options and warrants outstanding at December 31, 2004:

	Outstanding			Exercisable
Exercise Prices Per Share	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
$0.90 – 2.00	72,882	8	$1.15	72,882	$1.15
$2.01 – 5.49	244,694	7	3.94	244,694	3.94
$5.50 – 7.49	215,663	3	6.39	215,663	6.39
$7.50 – 9.49	139,000	6	7.56	139,000	7.56
$9.50 – 12.00	217,359	4	9.95	217,359	9.95

$0.90 – 12.00	889,598		$6.34	889,598	$6.34

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

8.	Private Placement Offering

On May 27, 2004, the Company completed an offering of 400,000 shares of its common stock, without par value per share, and warrants to purchase an additional 100,000 shares of common stock to several accredited investors. The shares were sold for a cash consideration of $6.25 per share, for a total of $2,500,000. Net proceeds to the Company were $2,299,842. The exercise price for the warrants, which are exercisable for a period of five years were set at 110% of the closing price of the Company’s common stock on the closing date of the transaction.

9.	Purchase of Fairfax Identity Labs

In December, 2004, the Company purchased the assets of Fairfax Identity Labs, (FIL), a division of Genetics and In-Vitro Fertilization Institute for total consideration, including associated costs of $1,149,000. The principal focus of the purchase was to increase the revenue base of private paternity, contract paternity testing, and forensic DNA analysis. The acquisition has been accounted for by the purchase method of accounting.

A Summary of the transaction is as follows:

Purchase Price	$1,149,000
Less fair value of assets acquired
Equipment	97,000
Draw Sites	307,000
Physicians Listing	145,000
Covenant Not to Compete	110,000

Total fair value of assets acquired	659,000
Goodwill	$490,000

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

The pro forma, unaudited financial information below is presented as if the acquisition had occurred at the beginning of the respective periods. It is not necessarily indicative of the operating result that would have actually occurred and is not indicative of future operating results.

	Year Ended December 31,
	2004	2003
Operating revenue	$7,355,989	$7,029,441
Net loss	(791,806)	(809,165)
Basic and diluted loss per common share	$(.25)	$(.32)

The results for 2004 include FIL’s operating results through September 30, 2004, the last interim date prior to the consummation of the acquisition.

Corporate Information

Corporate Office

Commonwealth Biotechnologies, Inc.

601 Biotech Drive

Richmond, VA 23235

Telephone: 800-735-9224;

Telephone: 804-648-3820

Fax: 804-648-2641

E-mail: info@cbi-biotech.com

Web site: www.cbi-biotech.com

General Counsel

Kaufman and Canoles, PC

1051 E. Cary St

3 James Center

Richmond, VA 23219

Patent Counsel

Burns Doan Swecker and Mathis, LLP

1737 King Street

Alexandria, VA 22314

Transfer Agent and Registrar

Computershare Trust Co.

350 Indiana St.

Golden, CO 80401

Independent Auditors

BDO Seidman, LLP

300 Arboretum Place

Suite 520

Richmond, VA 23236

Executive Officers and Board of Directors

Executive Officers

Richard J. Freer, Ph.D.

Chairman of the Board; COO

Thomas R. Reynolds

Executive Vice President,

Science and Technology;

Secretary

Directors

Richard J. Freer, Ph.D.

Chairman of the Board; COO

Thomas R. Reynolds

Executive Vice President

Science and Technology;

Secretary

James Causey

VP, Consumer Industry Magazines

Trader Publications

Peter Einselen

Broker

Anderson and Strudwick, Inc.

Robert B. Harris, Ph.D.

President; CEO

James H. Brennan, MBA

Controller

Robert B. Harris, Ph.D.

President, CEO

Samuel P. Sears, Jr., Esq.

Attorney at Law

Donald A. McAfee, Ph.D.

VP New Product Development

Cardiome Pharma Corp

Gerald P. Krueger, Ph.D., CPE

Director, Human Factors and Ergonomics

The Wexford Group International