Form 10KSB, Exhibit 13
period 2005-12-31
COMMONWEALTH BIOTECHNOLOGIES INC
filed 2006-03-31
CIK 1042418

EXHIBIT 13.1

Commonwealth

Biotechnologies, Inc.

A Solutions Provider to the Life Sciences Industry

“From Concept to Clinic”

Annual Report 2005

Commonwealth Biotechnologies, Inc.

Table of Contents

Memo to Shareholders	1

Stockholder Matters	6

Management Discussion and Analysis Of Financial Condition and Results Of Operations	7

Report of Independent Registered Public Accounting Firm	17

Financial Statements

Balance Sheets	18

Statements of Operations	20

Statements of Changes in Stockholders’ Equity	21

Statements of Cash Flows	22

Summary of Significant Accounting Policies	23

Notes to Financial Statements	29

record performance

Commonwealth Biotechnologies Inc. posted a record year in 2005. We had the highest revenue and highest return of cash from operations than ever before in our history as a public corporation.

2005 was our first year of modest profits.

strength

“CBI’s strength in helping clients to think through and creatively solve early-stage problems from both a design and implementation standpoint is not only what drives people inside the organization but is also the reason clients choose CBI over the competition.”

broad ranging expertise

“CBI has assembled an outstanding group of scientist and technicians which encompass a broad spectrum of technology and experience.”

breadth of technologies

“CBI has invested in a broad variety of state-of-the-art technologies, providing a range of options to solve almost any problem.”

Highlights from 2005

January, 2006. CBI and Prism Pharmaceuticals, Inc., Enter into a License Agreement to Develop Helix-Based Peptide Technologies.

Global Partnership

December, 2005. CBI and Intertek ASG Launch Global Marketing Agreement Companies will Co-Promote Services to the Life Sciences Industry with International Focus.

More Contracts signed April, 2005. CBI Announces New Contract Signings Work to begin in the Second and Third Quarters of 2005.

Includes protein stability, developing antibodies and novel immuno-assays, and qualifying molecular genetic assays for use in clinical trial work.

Contracts signed March, 2005. CBI Announces Contract Signings

New contract awards totaling nearly $2 million. Expands Work-Load at CBI in Support of Vaccine Development.

January, 2005. CBI Announces Contract Signings Totaling $1.1 million, Includes First Major Contract for CBI’s new division, Fairfax Identity Labs (FIL).

To Our Shareholders:

Our Company recorded many exciting accomplishments in 2005. CBI recorded its highest revenues ever, and it was our first year of profitability, however modest. 2005 marked CBI’s re-entrance into the arena of forensic analysis, and it was the year in which CBI’s Fairfax Identity Lab (FIL) rapidly transitioned to CBI ownership. FIL quickly captured its first major forensics contract and completed its first year of operations under CBI leadership with a performance that out-paced our budget expectations. In 2005, CBI completed a branding survey and as a consequence, has re-positioned itself as a Solutions Provider, rather than as a purveyor of a menu of individual service offerings. In January, 2006, CBI executed a License and Royalty Agreement for commercialization of HepArrest®, the premier entry in our IP portfolio. We expanded our presence overseas through a strategic alliance with Intertek ASG, and continue to pursue client leads brought to us by domestic alliance partners, including Fisher Scientific, LLC. The BSL3 laboratory suite was expanded to include virology, and the Company quickly captured several contracts which require BSL3 virology capabilities. We are currently building out a 1,000 sq ft laboratory to house its select agent toxin production activities in support of an on-going contract that will extend into 2008. To accommodate new staff, we have completed the construction of nearly 2,000 sq ft of office space. All of these new labs and offices are housed within our existing facility. CBI added critical new instruments, which enable it to pursue the latest methods in proteomics and high throughput DNA sequence analysis. In addition to these our capital projects, the Company added key scientific staff in virology, mass spectrometry, and in the FIL division. Many of our new clients come to us through the internet, and so, CBI re-vamped its web page to make it more user-friendly and informative. New entry pages for bio-defense, vaccine development, and forensic work were added.

FINANCIAL HIGHLIGHTS

Years Ended December 31,	1997	1998	1999	2000	2001	2002	2003	2004	2005
	in thousands, except per share amounts
Revenue	$1,761	$1,604	$2,565	$4,366	$4,786	$4,434	$5,104	$5,748	$7,803
Net Income (loss)	$(1,168)	$(2,096)	$(2,091)	$(921)	$(1,673)	$(625)	$(80)	$(367)	79
Net income(loss) per share - basic	$(3.55)	$(1.29)	$(1.27)	$(0.51)	$(0.81)	$(0.29)	$(0.03)	$(0.12)	0.02
Net income (loss) per share - diluted	$(3.55)	$(1.29)	$(1.27)	$(0.51)	$(0.81)	$(0.29)	$(0.03)	$(0.12)	0.02
At year end:
Cash, cash equivalents	$6,273	$2,091	$31	$587	$116	$270	$294	$2,742	$2,811
Total Assets	$7,931	$10,401	$8,250	$10,343	$8,348	$7,823	$7,581	$11,003	$11,144
Long Term Debt	$624	$5,000	$4,000	$4,077	$3,890	$3,730	$3,630	$4,081	$4,007
EBITDA	$(655)	$(1,602)	$(1,252)	$8	$(729)	$289	$776	$882	$1,285

CBI continues to be a well-recognized key player in bio-defense, vaccine development, clinical trial support, and genetic identity work. We continued to meet the needs of our clients with superior service, and added new clients in 2005 who are industry leaders in our core focus areas. We believe that CBI is very well positioned for continued growth in these areas, and that our Company presents an integrated team to deliver what we believe to be the best service possible to our clients.

CBI posted record revenues of about $7.80 million for fiscal year 2005, which represents 35.7% revenue growth over 2004. CBI also posted its first ever year-end profit of $79,123, which compares to a loss of $367,549 in 2004. 2005 is the first fiscal year since its initial public offering in 1997, that the Company has returned positive earnings per share. These earnings were $0.02 calculated on a primary and fully diluted basis.

CBI signed over $8 million in contracts in 2005. The Company has been operating solely on revenues from day-to-day operations. CBI’s overall gross revenues have increased from $5.7 million in 2004 to $ 7.8 million in 2005. Revenues generated from government contracts amounted to 54% of the total revenue in 2005; the remainder was derived from non-government sources and of these, 25% of our revenues were recognized due to genetic testing. Equalizing our revenue stream has been a focus of CBI management, but clearly our job is not done. We must dramatically increase our revenues in the private sector.

The Company has been EBITDA positive for four consecutive years, and in 2005, recorded EBITDA of about $1.28 million which compares to $882 thousand in 2004.

EBITDA CALCULATIONS

	2005	2004
Net Income (Loss)	$79,123	$(367,549)

Depreciation	$666,106	$586,620
Bond Prepayment Penalties	$—	$217,800
Bond Write-off Costs	$—	$206,930
Interest/Amortization	$540,208	$238,077

EBITDA	$1,285,436	$881,878

The Company’s financial condition continues to improve through organic growth, CBI will continue to capitalize from its successful acquisition of Fairfax Identity Labs. Through other acquisitions, not only will CBI continue to look for targets that are compatible with existing capabilities, but will look into expansion of our service offerings into new markets.

CBI entered 2006 with approximately $6.3 million in anticipated laboratory work for the year. The Company is actively engaged in on-going contract work and has submitted numerous long-term contract proposals to prospective government and private sector clients, not the least of which is oversight of GMP synthesis of HepArrest, and pre-clinical development work in anticipation of an Investigational New Drug (IND) filing in late 2006.

Thank You for Your Continued Support

In 2006, CBI welcomed one new Board members, Mr. Joseph Slay, and said goodbye to Mr. Pete Einselen. Pete has been with CBI since its inception, and has weathered all of the same storms that we founders went through. We thank Pete for his efforts on our behalf, and look forward to Joe’s insights and contributions. He is already hard at work in helping to implement CBI’s branding strategy to new potential clients. Management is again beholden to the efforts of its Board of Directors.

Through press releases, 8-K announcements, and now, on-site presentations and quarterly electronic newsletters, CBI endeavors to keep its shareholders informed of new contract signings and significant news of Company’s operations.

CBI’s continued improvement is testament to our employee’s productivity. Fully 34% of our employees hold advanced degrees in various life science disciplines, and it is their commitment to excellence that has brought us our diverse client base.

You are cordially invited to attend CBI’s 2005 Annual Meeting of Shareholders on May 19, 2006 at 11:00 a.m. at the Company’s facility.

With best regards,

Richard J. Freer, Ph.D.	Robert B. Harris, Ph.D.
Chairman of the Board, COO	President, CEO

Thomas R. Reynolds	James H. Brennan
Executive Vice-President,	Vice President, Financial Operations
Science and Technology

CBI is a premiere solutions provider

In the private sector, a client will look to CBI in the early stage of research and development work because we offer:

Innovative approaches and Optimized Technology

Depth and breath of expertise needed

Exceptional Problem-Solving Abilities

Wide range of options for complex questions

Faster, cheaper, and innovative solutions and tools

CBI is accredited by the CDC, the AABB, the USDA, the NFSTC and operates accredited CLIA laboratories

A partner and

In the government sector, our clients

Appreciate CBI’s sophisticated level of expertise

Value CBI’s breadth of service offerings

Benefit from CBI’s flexibility and cooperative management style.

CBI offers innovative and custom services

CBI facilitates one-time and strategic decisions

Accommodates short term and long term clients

Offers flexibility in services options

Offers GLP and non-GLP rated services

CBI accommodates ALL levels of service

Bench to production scales

High throughput, automation

Operates Specialty labs, including

Biosafety level 3 labs

DNA Identity labs

Calorimetry and mass spectrometry labs

Cell culture/fermentation labs

High throughput DNA sequence labs

Peptide synthesis labs

Stockholder Matters

Market for Common Equity

The Company completed its initial public offering on October 28, 1997 at a price per share of $6.00. Since that time, the common stock has traded on the NASDAQ Capital Market (“NASDAQ”). The following table sets forth the range of high and low sales price per share of common stock for 2005 and 2004. These market quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily represent actual transactions.

Period	High Stock Price	Low Stock Price
1st Quarter, 2005	$6.27	$3.59
2nd Quarter, 2005	$4.78	$3.69
3rd Quarter, 2005	$5.70	$4.05
4th Quarter, 2005	$5.14	$3.80

Period	High Stock Price	Low Stock Price
1st Quarter, 2004	$10.41	$3.00
2nd Quarter, 2004	$10.12	$4.66
3rd Quarter, 2004	$7.66	$3.78
4th Quarter, 2004	$7.47	$5.74

On March 17, 2006, the last reported sales price for a share of the Company’s Common Stock on NASDAQ was $ 3.62. As of March 17, 2006 there were 32 holders of record of the Company’s Common stock and 1208 beneficial holders.

The Company has not paid any cash dividends on its Common Stock. The Company intends to retain its earnings to finance the growth and development of its business and does not expect to declare or pay dividends in the foreseeable future. The declaration of dividends is within the discretion of the Company.

Selected Financial Data

Set forth below is selected financial data with respect to the Company for the years ended December 31, 2005, December 31, 2004, and December 31, 2003, which has been derived from the audited financial statements of the Company. The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operation.”

For the years Ended December 31,

	2005	2004	2003
Operational Data
Revenues	$7,802,891	$5,748,704	$5,104,056
Net Income (loss)	$79,123	$(367,549)	$(80,601)
Net income (loss) per common share - basic	$0.02	$(0.12)	$(0.03)
Net income (loss) per common share - diluted	$0.02	$(0.12)	$(0.03)
Weighted average common shares outstanding	3,229,243	3,001,682	2,488,699

Balance Sheet Data:
Total Current Assets	$4,276,348	$4,139,195	$1,155,839
Total Assets	$11,143,632	$11,003,008	$7,581,213
Total Current Liabilities	$1,120,522	$959,747	$579,920
Total Liabilities	$5,127,032	$5,041,200	$4,209,920
Total Stockholders equity	$6,016,600	$5,961,808	$3,371,293

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following should be read in conjunction with “Selected Financial Data” and the Company’s Audited Financial Statements and Notes thereto included herein.

Overview

CBI (The Company) is a solutions provider to the global biotechnology industry, academic institutions, government agencies, and pharmaceutical companies. It offers broad ranging expertise and a complete array of the most current analytical and synthetic chemistries and biophysical analysis technologies, many of which are not available from other commercial sources. The Company has crafted a stimulating, open environment where scientists collaborate among themselves and with our clients, take on interesting challenges and develop creative solutions. CBI offers comprehensive genetic identity testing, including paternity, forensic, and Convicted Offender DNA Index System (“CODIS”) analyses. We are accredited by the American Association of Blood Banks, Clinical Laboratory Investigation Act (“CLIA”), and the National Forensic Science Technology Council, and operates fully accredited BSL-3 laboratory. The results of a recent branding analysis done by CBI shows that it enjoys an excellent reputation with its customers and that CBI is valued for its ability to bring novel and imaginative solutions to problems in life-sciences research.

CBI is a preferred provider of early development contract research. We facilitate strategic decisions to both short term and long term clients. CBI offers both Good Laboratory Practices (GLP and non-GLP) rated services, and accommodates all levels of service, from bench to production scale processes. The Company prides itself on its high throughput and fully integrated platform technologies, and over the years, has put in place numerous specialty labs, including Biosafety level 3 labs for bacteriology and virology, a DNA reference Lab, calorimetry and mass spectrometry labs, cell culture and fermentation labs, high throughput DNA sequence labs, and peptide synthesis labs.

CBI has the experience and expertise usually found in much larger contract research organizations (“CROs”). CBI has extensive experience in contract and program management work in both the government and private sectors and is well recognized for expertise in molecular genetics, mass spectrometry, peptide synthesis, DNA sequence analysis and reference lab work.

We are vigorously pursuing revenue opportunities in four principal focus areas: bio-defense; laboratory support services for on-going clinical trials; comprehensive contract projects in the private sector; and DNA reference lab activities. Our revenues are equally divided between the government and private sectors. The bulk of CBI’s government derived revenues are from government contracts dealing with bio-defense related matters.

CBI acts as both prime and subcontractor for bio-defense related work. More often than not, we are the prime (if not the only) contractor performing clinical laboratory or comprehensive contracts for its private sector clients.

The Company views commercial and government contracts as its most important sources of revenue. For this reason, it is beginning to move away from concept of “piece work” for individual investigators. Further, We are now emphasizing its creative solutions approach, rather than its large litany of individual technology offerings. The branding analysis shows that the Company’s customers see its creative solutions approach as a value added, and are willing to contract with CBI for this premium service. CBI has entirely re-vamped its web page (www.cbi-biotech.com) to help clarify its potential role is solving its customers problems. With all its contracts, revenues are generally recognized as services are rendered or as products are delivered. In some instances, revenue is also recognized with performance-based installments payable over the contract as milestones are achieved.

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004.

Revenues

Gross revenues increased by $2,054,187 or 35.7% from $5,748,704 during the year ended December 31, 2004 (“2004”) to $7,802,891 during the year ended December 31 2005 (“2005”).

The Company experiences fluctuations in all revenue categories. Continuation of existing projects or engagement for future projects is usually dependent upon the customer’s satisfaction with the scientific results provided in initial phases of the scientific program. Continuation of existing projects or engagement of future projects also often depends upon factors beyond the Company’s control, such as the timing of product development and commercialization programs of the Company’s customers. The Company is unable to predict for more than a few months in advance the volume and dollar amount of future projects. The combined impact of commencement and termination of research contracts from several large customers and unpredictable fluctuations in revenue for laboratory services can result in very large fluctuations in financial performance.

Revenues realized from various government contracts increased by $140,290 or 3.4%, from $4,083,264 during 2004 to $4,223,554 during 2005. This increase was primarily due to the startup of additional work and continuation of additional contracts with the DynPort Company and various government entities during the year.

Revenues realized from genetic identity increased by $1,894,109 or 2,560.3%, from $73,981 during 2004 to $1,968,090 during 2005. This increase was primarily due to The Company acquiring Fairfax Identity Labs in December 2004.

Revenues realized from various commercial contracts decreased by $304,384 or 33.9%, from $897,437 during 2004 to $593,053 during 2005. This decrease is primarily due to (1) work being completed with two major clients and (2) increased focus in government contracts awarded to the Company. Of the $593,053 in commercial contracts, three major clients represented 15.6%, 14.7% and 14.2% respectively of the revenue earned during 2005. The Company will continue to work with these clients in 2006.

Revenues realized from various clinical services increased by $133,799 or 66.8%, from $194,473 during 2004 to $328,272 during 2005. This increase is a direct result of the of startup of two major contracts in performing genetic identity analysis.

Cost of Services

Cost of services consists primarily of materials, labor, subcontractor costs and overhead. The cost of services increased by $1,725,387 or 45.8%, from $3,768,278 during 2004 to $5,493,665 during 2005. The cost of services as a percentage of revenue was 70.4% and 65.5% during 2005 and 2004, respectively.

Direct labor costs increased by $651,420, or 53.5%, from $1,217,386 during 2004 to $1,868,806 during 2005. This increase is a direct result of additional projects initialized during 2005 compared to 2004 as well as the hiring of additional lab support personnel and additional employees retained from the acquisition of FIL.

The costs for direct materials increased by $353,155, or 37.5%, from $939,788 during 2004, to $1,292,943 during 2005. This increase is directly attributable to additional projects in 2005 compared to 2004.

Overhead cost consists of indirect labor, amortization costs associated with the acquisition of Fairfax Identity Labs, depreciation, freight charges, repairs, travel and miscellaneous supplies not directly related to a particular project. Total overhead costs increased by $731,881 or 46.0%, from $1,590,496 during 2004 to $2,322,377 during 2005. Increased costs directly associated with the acquisition of FIL were amortization costs ($297,889), and postage ($98,450). Other increases included maintenance and repairs ($24,099), depreciation ($66,019), and utilities ($94,732).

Sales, General and Administrative

Sales, general and administrative expenses (“SGA”) consist primarily of compensation and related costs for administrative, facility expenditures, professional fees, consulting, taxes, and depreciation and marketing. Total SGA costs increased by $337,314, or 19.6%, from $1,718,874 during 2004 to $2,056,188 during 2005. As a percentage of revenue, these costs were 26.3% and 29.9% during 2005 and 2004, respectively.

Total compensation and benefits decreased by $18,962 or 3.5% from $546,525 during 2004 to $527,563 during 2005. This decrease is primarily due to the allocation of corporate compensation charged to marketing. Depreciation expense increased by $13,467 or 14.4%, from $93,859 during 2004 to $107,326 during 2005. This increase is primarily due to additional administrative equipment needed to support the acquisition of FIL. Equipment repairs and leases increased by $12,282 or 16.6% from $73,953 during 2004 to $86,235 during 2005. This increase is a result of the additional leased equipment used to support the administrative staff. Professional fees decreased by $98,581, or 26.9%, from $367,056 during 2004 to $268,475 during 2005. This decrease is due to a reduction in consulting fees, which is primarily a result of one-time costs associated with the elimination of the Industrial Revenue Bonds that were charged in 2004. Taxes increased by $12,282 or 16.6% from $73,953 during 2004 to $86,235 during 2005. This increase is due to additional sales tax paid for materials purchased. Office expenses increased by $24,227 or 18.2%, from $133,193 during 2004 to $157,420 during 2005. This increase is primarily due to additional costs associated with travel expenses for employees attending meetings with potential clients.

Other costs decreased by $18,086, or 16.6% from $108,921 during 2004 to $90,825 during 2005. Decreases in this category were from expenses associated with the relocation of employees from the acquisition of Fairfax Identity Labs as well as increasing the allowance for potential write-offs in bad debt in 2004 that did not occur in 2005.

Marketing costs increased by $422,000 or 143.4%, from $294,347 during 2004 to $716,347 during 2005. This increase was primarily due to staff brought on by the FIL acquisition and the allocation of salaries and benefit costs to marketing ($371,657). Additional increases included consulting costs ($13,008), advertising ($11,108), public relations ($11,224) and trade shows ($16,612).

Other Income (Expenses)

Other income during the 2004 Period compared to the 2005 Period increased by $45,441 or 197.8% from $22,963 during 2004 to $68,404 during 2005. This increase represents interest earned from the Company’s investments.

Other expenses decreased by $409,745 or 62.8% from $652,064 during 2004 to $242,319 during 2005. Other expenses include (1) interest expense paid in 2005 for the refinance of the facility with Branch Banking and Trust, and in 2004 (1) interest paid for the Company’s IRBs; (2) prepayment penalty for the refinancing of the industrial revenue bonds to a variable rate mortgage and (3) write-off of remaining unamortized bond issuance costs.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003.

Revenues

Gross revenues increased by $644,648 or 12.6% from $5,104,056 during the year ended December 31, 2003 (“2003”) to $5,748,704 during the year ended December 31 2004 (“2004”).

Revenues realized from various commercial contracts decreased by $100,243 or 10.1%, from $997,680 during 2003 to $897,437 during 2004. This decrease is primarily due to (1) work being completed with two major clients and (2) increased focus in government contracts awarded to the Company. Of the $897,437 in commercial contracts, two major clients represented 59.8% and 11.0%, respectively of the revenue earned during 2004. The Company continued to work with both of these clients in 2005.

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

Liquidity and Capital Resources

The 2005 Period reflected cash provided by operating activities of $1,007,757, as compared to cash used in operating activities of $40,334 during the 2004 Period. This increase was the result of the Company’s positive cash flow changes in the working capital accounts, primarily in accounts receivable and accounts payable. The 2005 Period reflected a use of cash from investing activities of $479,658, as compared to $1,089,690 during the 2004 Period. This decrease is due to the FIL acquisition in 2004, partially offset by an increase in the purchase of equipment in 2005 needed to maintain and begin servicing new contract work. The 2005 Period reflected net cash used in financing activities of $459,005, as compared to net cash provided by financing activities of $3,577,136 during the 2004 Period, primarily due to issuance of common stock for proceeds of $2,979,905, net during the 2004 Period.

Net working capital as of December 31, 2005 and December 31, 2004 was $3,115,826 and $3,179,448 respectively. The current ratio for the 2005 Period is 3.81 as compared to 4.31 during the 2004 Period.

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

Controls and Procedures

The Company’s Chief Executive Officer and Controller have concluded that the Company’s controls and other procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods as specified in the Commission’s rules and forms are effective, based upon their evaluation of these controls and procedures as of December 31, 2005.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation, including any corrective actions with regard to significant deficiencies and weaknesses.

Report of Independent Registered Public Accounting Firm

Board of Directors

Commonwealth Biotechnologies, Inc.

Richmond, Virginia

We have audited the accompanying balance sheets of Commonwealth Biotechnologies, Inc. as of December 31, 2005 and 2004, and the related statements of operations, comprehensive income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Biotechnologies, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Richmond, Virginia

February 6, 2006

Commonwealth Biotechnologies, Inc.

Balance Sheets

December 31,	2005	2004
Assets
Current Assets (Note 2)
Cash and cash equivalents	$2,811,129	$2,742,034
Accounts receivable, net of allowance for doubtful accounts of approximately $90,000 and $92,000 (Note 5)	1,342,292	1,331,940
Prepaid expenses and other current assets	122,927	65,221

Total current assets	4,276,348	4,139,195

Property and equipment, net (Notes 1 and 2)	5,971,730	5,701,158

Other Assets
Intangible assets (Note 9)	317,879	561,569
Mortgage costs (Note 2)	87,675	111,086
Goodwill (Note 9)	490,000	490,000

Total other assets	895,554	1,162,655

	$11,143,632	$11,003,008

See accompanying summary of accounting policies and notes to financial statements.

Commonwealth Biotechnologies, Inc.

Balance Sheets

(continued)

December 31,	2005	2004
Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of long-term debt (Note 2)	$512,729	$409,541
Accounts payable and other current liabilities	406,370	377,862
Deferred compensation	126,830	—
Deferred revenue	57,904	161,511
Interest payable	16,689	10,833

Total current liabilities	1,120,522	959,747
Long-term debt, less current maturities (Notes 2)	4,006,510	4,081,453

Total liabilities	5,127,032	5,041,200

Commitments and contingencies (Notes 3 and 4)
Stockholders’ equity
Common stock, no par value, 10,000,000 shares authorized, 2005 – 3,253,556; 2004 – 3,203,556, shares issued and outstanding (Notes 7 and 8)	—	—
Additional paid-in capital	15,489,370	15,273,870
Restricted Stock (Note 7)	(191,556)	—
Other Comprehensive Income/(Loss)	(48,275)	—
Accumulated deficit	(9,232,939)	(9,312,062)

Total stockholders’ equity	6,016,600	5,961,808

	$11,143,632	$11,003,008

See accompanying summary of accounting policies and notes to financial statements.

Commonwealth Biotechnologies, Inc.

Statements of Operations

Year Ended December 31,	2005	2004
Revenues (Note 5)
Government contracts	$4,223,554	$4,083,264
Genetic identity	1,968,090	73,981
Laboratory services	623,473	486,719
Commercial contracts	593,053	897,437
Clinical services	328,272	194,473
Other revenue	66,449	12,830

Total revenues	7,802,891	5,748,704

Cost of services
Overhead	2,322,377	1,590,496
Direct labor	1,868,806	1,217,386
Direct materials	1,292,943	939,788
Other direct costs	9,539	20,608

Total cost of services	5,493,665	3,768,278

Gross profit	2,309,226	1,980,426
Selling, general and administrative expenses	2,056,188	1,718,874

Operating income	253,038	261,552

Other income (expense)
Interest expense and financing costs	(242,319)	(652,064)
Other income	68,404	22,963

Total other income (expense)	(173,915)	(629,101)

Net income (loss)	$79,123	$(367,549)

Income (loss) per common share, basic and diluted	$0.02	$(0.12)

See accompanying summary of accounting policies and notes to financial statements

Commonwealth Biotechnologies, Inc.

Statements of Changes in Stockholders’ Equity

	Number of Shares Outstanding	Additional Paid-in Capital	Restricted Stock	Other Comprehensive Income(Loss)	Accumulated Deficit	Total
Balance, December 31, 2003	2,534,928	$12,315,806	$—	$—	$(8,944,513)	$3,371,293
Stock options exercised	668,628	2,958,064	—	—	—	2,958,064
Net loss	—	—			(367,549)	(367,549)

Balance, December 31, 2004	3,203,556	15,273,870	—	—	(9,312,062)	5,961,808
Restricted Stock	50,000	215,500	(191,556)	—	—	(23,944)
Net income	—	—	—	—	79,123	79,123
Change in unrealized gain (loss) on interest rate swap	—	—	—	(48,275)	—	(48,275)

Total comprehensive income						30,848

Balance, December 31, 2005	3,253,556	$15,489,370	$(191,556)	$(48,275)	$(9,232,939)	$6,016,600

See accompanying summary of accounting policies and notes to financial statements.

Commonwealth Biotechnologies, Inc.

Statement of Cash Flows

Years Ended December 31,	2005	2004
Operating activities
Net income (loss)	$79,123	$(367,549)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities
Depreciation and amortization	963,526	793,082
Changes in assets and liabilities
Accounts receivable	(10,353)	(531,958)
Prepaid expenses and inventory	(57,707)	(4,286)
Accounts payable and accrued expenses	136,865	(76,929)
Deferred revenue	(103,698)	147,306

Cash provided by (used in) operating activities	1,007,757	(40,334)

Investing activities
Purchases of property and equipment	(450,711)	(551,272)
Purchase of FIL, net	(28,947)	(538,418)

Cash used in investing activities	(479,658)	(1,089,690)

Financing activities
Decrease (increase) in restricted cash	—	569,255
Principal payments on debt obligations, including capital lease obligations	(457,634)	(100,000)
Increase in loan costs, net	(1,371)	(111,086)
Proceeds from debt obligations, net	—	260,903
Proceeds from issuance of common net stock	—	2,958,064

Cash provided by (used in) financing activities	(459,005)	3,577,136

Net increase in cash and cash equivalents	69,094	2,447,112
Cash and cash equivalents, beginning of year	2,742,035	294,922

Cash and cash equivalents, end of year	$2,811,129	$2,742,034

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$248,175	$247,505
Non cash investing and financing activities, purchase of equipment through a capitalized lease	$485,968	—

See accompanying summary of accounting policies and notes to financial statements.

Commonwealth Biotechnologies, Inc.

Summary of Significant Accounting Policies

Nature of Business

Commonwealth Biotechnologies, Inc., (the “Company”), was formed on September 30, 1992, for the purpose of providing specialized analytical laboratory services for the life scientist. As the Company matured, it re-focused its core business activities and now provides integrated contract research support in four principal areas; bio-defense; laboratory support services for on-going clinical trials; comprehensive contract projects in the private sector; and through FIL, paternity testing, forensic case-work analysis and CODIS work. In each of these areas, the Company provides sophisticated macromolecular synthetic and analytical services, integrating individual platform technologies so as to provide a comprehensive approach to solving complex problems in life science research.

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

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable through the estimated undiscounted future cash flows from the use of those assets. When any such impairment exists, the related assets will be written down to fair value. No impairment losses have been recorded through December 31, 2005.

Commonwealth Biotechnologies, Inc.

Summary of Significant Accounting Policies

(continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At times, the Company maintains cash balances in excess of FDIC insured amounts. As of December 31, 2005 the excess over the FDIC amount was approximately $2,400,000.

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

Intangible assets

Intangible assets consist of a covenant not to compete, commercial contracts, listing of draw sites, listing of providers to assist in paternity testing and other related intangibles acquired in the purchase of Fairfax Identity Labs (FIL) which are being amortized over 2 to 3 years.

Commonwealth Biotechnologies, Inc.

Summary of Significant Accounting Policies

(continued)

Loan Costs

Loan costs are being amortized on a straight-line basis over the expected term of the mortgage.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is evaluated at least annually for impairment by comparing its fair value with its recorded amount and is written down when appropriate. Projected net operating cash flows are compared to the carrying amount of the goodwill recorded and if the estimated net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value. The goodwill as of December 31, 2005 is a result of the acquisition by the Company of Fairfax Identity Labs during 2004.

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

Income (Loss) Per Common Share

Basic income (loss) per share has been computed on the basis of the weighted-average number of common shares outstanding. Common shares which can be issued upon exercise of stock options and warrants (see Note 7) have not been included in the computation because their inclusion would have been antidilutive in 2004. Weighted average shares outstanding for basic and diluted income (loss) per common share were 3,229,243 and 3,001,682 for the years ended December 31, 2005 and 2004, respectively.

Commonwealth Biotechnologies, Inc.

Summary of Significant Accounting Policies

(continued)

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

Incentive awards may be in the form of stock options, restricted stock, incentive stock or tax offset rights. In the case of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), the exercise price will not be less than 100% of the fair market value of shares covered at the time of the grant, or 110% for incentive stock options granted to persons who own more than 10% of the Company’s voting stock. Options granted under the Plans generally vest over a five-year period from the date of grant and are exercisable for ten years, except that the term may not exceed five years for incentive stock options granted to persons who own more than 10% of the Company’s outstanding common stock. Options granted in 2005 were vested immediately.

Commonwealth Biotechnologies, Inc.

Summary of Significant Accounting Policies

(continued)

The Company applies Accounting Principles Board Opinion No. 25 and related accounting interpretations in accounting for its plan and for management warrants and, accordingly, no compensation cost has been recognized. Had compensation cost for the Company’s plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB No. 123, Accounting for Stock-Based Compensation, the Company’s net income (loss) and income (loss) per share would have increased to the pro-forma amounts indicated below:

	2005	2004
Net income (loss)
As reported	$79,123	$(367,549)
Proforma effect of recognizing stock-based compensation in accordance with FASB No. 123	(670,927)	(144,964)

Proforma net income (loss)	$(591,804)	$(512,513)

Basic and diluted income (loss) per common share
As reported	$0.02	$(0.12)
Proforma effect of recognizing stock-based compensation in accordance with FASB No. 123	(0.18)	(0.17)

Proforma	$(0.16)	$(0.29)

Under FASB No. 123, the fair value of each stock option and warrant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for grants in 2005 and 2004, respectively: No dividend yield, expected volatility of 42% and 93%, risk-free interest rate of 4.39% and 4.28%, and expected lives of 10 years. In 2005, the Company vested all outstanding options of employees, excluding certain members of senior management.

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

Commonwealth Biotechnologies, Inc.

Derivative Instruments and Hedging Activities

The Company uses interest rate swap agreements to manage variable interest rate exposure on the majority of its long-term debt. The Company’s objective for holding these derivatives is to decrease the volatility of future cash flows associated with interest payments on its variable rate debt. The Company does not issue derivative instruments for trading purposes. The Company accounts for its interest rate swap agreements as cash flow hedges. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in “accumulated other comprehensive income or loss” on the consolidated balance sheets and subsequently reclassified to interest expense when the hedged exposure affects income (i.e. as interest expense accrues on the related outstanding debt). Differences between the amounts paid and amounts received under the swap agreements are recognized in interest expense.

Changes in the ineffective portion of the fair value of the derivative are accounted for through interest expense. The notional principal value of the Company’s swap agreement outstanding as of December 31, 2005 is equal to the outstanding principal balance of the corresponding debt instrument.

New Accounting Pronouncements

SFAS No. 123 (Revised 2004), “Share-Based Payment,” issued in December 2004, is a revision of FASB Statement 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 (Revised 2005) requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective as of the beginning of the interim or annual reporting period that begins after June 15, 2007. The Company estimates the impact on the financial position or results of operations will be approximately $81,000, $48,000 and $41,000 in 2006, 2007 and 2008 respectively.

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

1.	Property and Equipment

Property and equipment consisted of the following:

December 31,	2005	2004
Land	$403,919	$403,919
Building	5,107,006	4,999,496
Laboratory equipment	5,043,837	3,851,501
Furniture, fixtures and office and computer equipment	618,638	498,737

	11,173,400	9,753,653
Less accumulated depreciation	5,201,670	4,052,495

	$5,971,730	$5,701,158

Depreciation expense was $666,106 and $586,620 for the years ended December 31, 2005 and 2004, respectively.

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

2.	Long-Term Debt

Long-term debt consists of:

December 31,	2005	2004
Mortgage note payable to bank with interest at prime minus 0.25%. The note payable will mature in November 2009; with estimated monthly payments of principal and interest of $32,351; collateralized by building and other assets of the Company. The Company also entered into a swap transfer agreement with the Bank essentially locking the interest rate paid by the Company to 7.725%	$3,825,433	$3,890,994
Note payable to Genetics & IVF Institute due on two installments due December 15, 2005 and December 15, 2006. The note is secured by letter of credit.	300,000	600,000
On January 20, 2005, the Company entered into a capitalized leasing agreement with Technology Leasing Concepts for leasing of two pieces of laboratory equipment. The monthly principal and interest payments are $11,378. Both leases are for a 48 month period.	393,806	—

	4,519,239	4,490,994
Less current maturities	512,729	409,541

	$4,006,510	$4,081,453

Scheduled maturities of long-term debt are as follows:

2006	$512,729
2007	224,457
2008	238,979
2009	3,543,074
2010	—

$4,519,239

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

2.	Long Term Debt (continued):

The mortgage agreements required the Company to maintain a reserve fund for a period of one year which is held in a certificate of deposit. This reserve fund, in the amount of $360,345 is included in the balance sheet as a cash equivalent at December 31, 2005.

3.	Leasing Commitments

The Company leases equipment under non-cancelable operating leases. Total expense for the years ended December 31, 2005 and 2004 was $28,636 and $37,236, respectively. Future minimum rental commitments under operating leases as of December 31, 2005 are as follows:

2006	$42,394
2007	41,302
2008	40,159
2009	11,924

$135,779

4.	Retirement Plan

The Company maintains a 401(k) Plan (the “Plan”) which covers substantially all employees. Under the Plan, employees may elect to defer a portion of their salary, up to the maximum allowed by law, and the Company can elect to match the contribution up to 1% of the employee’s salary. Company contributions in 2005 and 2004 were $6,331 were $5,231 respectively.

5.	Major Customers

Revenues for the years ended December 31, 2005 and 2004 include revenues from five major customers in 2005 of approximately $3,534,004 or 45% and 2004 of approximately $2,779,278 or 48% of total revenues. Trade receivables due from these customers as of December 31, 2005 and 2004 were $775,079 and $938,714, respectively.

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

6.	Income Taxes

The difference between expected income tax benefits and actual income tax benefits recorded in the financial statements is explained below:

Year Ended December 31,	2005	2004
Income taxes (benefit) computed at 34% statutory rate	$26,900	$(124,900)
State income tax benefit, net	4,000	(18,400)
Change in valuation allowance	7,500	117,400
Other	(38,400)	25,900

	$—	$—

The significant components of deferred income tax assets and liabilities consist of the following:

December 31,	2005	2004
Deferred tax assets
Net operating loss carryforward	$3,595,000	$3,625,900
Research and development credit carryforward	52,600	52,600
Deferred compensation	—	20,800
Goodwill	173,800	186,200
Allowance for doubtful accounts	34,200	34,900
Interest rate swap	48,200	—
Other	106,600	96,300

	4,010,400	4,016,700
Deferred tax liabilities
Tax depreciation in excess of book depreciation	302,300	301,100

Net deferred tax asset before valuation allowance	3,708,100	3,715,600
Less valuation allowance	3,708,100	3,715,600

	$—	$—

Operating loss carryforwards of approximately $9,105,000 may be used to offset future taxable income and expire in various years through 2023. The Company also has research and development credit carryforwards of approximately $53,000 that expire in various years through 2020.

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

7.	Stock Compensation

During 2005, the Company issued 50,000 restricted shares to an executive officer at the fair market value at the date of grant.

In addition to employee stock option awards, the Company has reserved an aggregate of 57,811 shares of common stock for issuance upon exercise, management warrants (71,053), warrants issued in connection with the 2002 private placement (34,445) and in 2004 the private investment in a public entity (124,000).

Stock option transactions are summarized as follows:

	2005	Weighted Average Exercise Price	2004	Weighted Average Exercise Price
Options and warrants outstanding, beginning of year	889,598	$5.03	1,186,572	$5.01
Granted	286,021	4.98	177,903	6.47
Exercised	—	—	(268,628)	2.69
Expired	(188,700)	6.45	(206,249)	3.40

Options and warrants outstanding, end of year	986,919	5.60	889,598	6.34

Options and warrants exercisable, end of year	916,331	6.01	889,598	6.34

Weighted-average fair value per option and warrants for options and warrants granted during the year		$2.35		$2.79

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

7.	Stock Compensation (continued):

The following table summarizes information about stock options and warrants outstanding at December 31, 2005:

	Outstanding			Exercisable
Exercise Prices Per Share	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
$0.90 – 2.00	77,882	8	$1.16	77,882	$1.16
$2.01 – 5.49	424,615	7	4.12	364,027	4.10
$5.50 – 7.00	215,663	3	6.28	118,063	5.98
$7.01 – 9.49	139,000	6	7.56	139,000	7.56
$9.50 – 12.50	217,359	4	9.95	217,359	9.95

$0.90 – 12.50	986,919		$5.60	916,331	$6.01

8.	Private Placement Offering

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

In December, 2004, the Company purchased the assets of Fairfax Identity Labs, (FIL), a division of Genetics and In-Vitro Fertilization Institute for total consideration, including associated costs of $1,149,000, which includes a $600,000 note payable due in equal installments on December 16, 2005 and December 16, 2006. The principal focus of the purchase was to increase the revenue base of private paternity, contract paternity testing, and forensic DNA analysis. The acquisition has been accounted for by the purchase method of accounting.

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

9.	Purchase of Fairfax Identity Labs

A Summary of the transaction was as follows:

Purchase Price	$1,149,000
Less fair value of assets acquired
Equipment	97,000
Draw Sites	307,000
Physicians Listing	145,000
Covenant Not to Compete	110,000

Total fair value of assets acquired	659,000

Goodwill	$490,000

The pro forma, unaudited 2004 financial information below is presented as if the acquisition had occurred at the beginning of the respective period. It is not necessarily indicative of the operating results that would have actually occurred and is not indicative of future operating results.

Year Ended December 31, 2004
Operating revenue	$7,355,989
Net loss	(791,806)
Basic and diluted loss per common share	$(.25)

The above proforma results for 2004 include FIL’s operating results through September 30, 2004, the last interim date prior to the consummation of the acquisition.

Corporate Information

Commonwealth Biotechnologies, Inc.

601 Biotech Drive

Richmond, VA 23235

Telephone: 800-735-9224;

Telephone: 804-648-3820

Fax: 804-648-2641

E-mail: info@cbi-biotech.com

Web site: www.cbi-biotech.com

General Counsel

Kaufman and Canoles, PC

1051 E. Cary St

3 James Center

Richmond, VA 23219

Patent Counsel

Burns Doan Swecker and Mathis, LLP

1737 King Street

Alexandria, VA 22314

Transfer Agent and Registrar35

Computershare Trust Co.

350 Indiana St.

Golden, CO 80401

Independent Auditors

BDO Seidman, LLP

300 Arboretum Place

Suite 520

Richmond, VA 23236

Executive Officers

Richard J. Freer, Ph.D.	Robert B. Harris, Ph.D.
Chairman of the Board; COO	President; CEO

Thomas R. Reynolds	James H. Brennan, MBA
Executive Vice President,	Vice President, Financial Operations
Science and Technology;
Secretary

Richard J. Freer, Ph.D.	Robert B. Harris, Ph.D.
Chairman of the Board; COO	President, CEO

Thomas R. Reynolds	Samuel P. Sears, Jr., Esq.
Executive Vice President	Attorney at Law
Science and Technology;
Secretary

James Causey	Donald A. McAfee, Ph.D.
VP, Consumer Industry Magazines	VP New Product Development
Trader Publications	Cardiome Pharma Corp

Joseph Slay	Gerald P. Krueger, Ph.D., CPE
President	Director, Human Factors and Ergonomics
Slay Public Relations	The Wexford Group International