Form 10KSB, Exhibit 13
period 2006-12-31
COMMONWEALTH BIOTECHNOLOGIES INC
filed 2007-03-30
CIK 1042418

Commonwealth

Biotechnologies, Inc.

2006 ANNUAL

REPORT

Commonwealth Biotechnologies, Inc.

Table of Contents

Memo to Shareholders	1

Stockholder Matters	6

Selected Financial Data	7

Management Discussion and Analysis of Financial Condition and Results of Operations	8

Report of Independent Registered Public Accounting Firm	16

Financial Statements

Balance Sheets	17

Statements of Operations	19

Statements of Changes in Stockholders’ Equity	20

Statements of Cash Flows	21

Summary of Significant Accounting Policies	22

Notes to Financial Statements	29

To Our Shareholders:

2006 was an exciting year for Commonwealth Biotechnologies, Inc (CBI). Without a doubt the most significant event for the Company during the year was its announced intention to acquire Mimotopes Pty Ltd, in a stock transaction with PharmAust Ltd (Australian Stock Exchange: PAA). Mimotopes is a global leader in high quality research-grade peptide products and applications with a suite of patented synthesis technologies, state-of-the-art facilities and a team of highly experienced staff. Upon completion of the transaction in February 2007, former Mimotopes Managing Director Dr Paul D’Sylva, was appointed to the Board of Directors of CBI and also assumed the duties of Chief Executive Officer. Dr D’Sylva brings an exceptional skill set in business and finance to CBI that compliments the skills of CBI’s senior management. Under Dr. D’Sylva’s leadership, the Company is well positioned to increase shareholder value in 2007 through increased revenues, expanded international operations and additional strategic acquisitions.

The Mimotopes transaction brings an immediate boost to CBI’s top line revenues as well as a seasoned sales team well versed in selling services to the pharmaceutical and biotech industries. CBI-Mimotopes now has sales offices in San Diego, Raleigh, and Minneapolis, as well as in the UK and Australia. Mimotopes also brings key partnerships with major life science companies Invitrogen and Genzyme Pharmaceuticals. These relationships have strong potential to open new doors for our products and services and add significant momentum to CBI’s growth in 2007 and beyond. Underlining the strength of the relationship with Genzyme, Mr. Dan Hayden, Senior VP and General Manager of Genzyme Pharmaceuticals, has accepted a position on the Board of CBI.

CBI’s top line revenues in 2006 showed a decrease of 16 percent over 2005, primarily due to a downturn in government sector contract revenues. In 2006, government contracting became very tenuous as dollars were shifted from bio-defense into other areas of priority, including on-going defense efforts, pandemic flu and other health concerns, and natural disaster relief. This information has been confirmed from various on-site meetings with government agencies. While the 2006 year-end results were disappointing, several actions are now underway to leverage the company’s strengths and concentrate resources on core competencies. A strategic review of operations has been initiated, which among other things, will assist the company to understand better the cost drivers in its business and price its services more competitively in the market. The acquisition of Mimotopes and its broad private sector client base will also assist CBI to offset intermittent downturns in contract volume from the Government Sector. Nonetheless, government contracting in bio-defense and vaccine development remains a funding objective of the Company, but the lack of stability in the government sector also points to the importance of gaining market strength in the private and commercial sectors.

In this regard, CBI’s efforts in identifying contract revenues in the private sector are beginning to pay-off. Our web page has been re-vamped once again to more closely align our technology offerings with the expectations and requirements of pharma, bio-tech and related industries. Revised advertising and marketing materials have also been created and distributed which align CBI’s technology offerings with the drug discovery and bio-processing pipelines. As a result of this concerted marketing push, contract dollars with commercial sector clients in 2006 were up compared to 2005 and CBI continues to gain market share for work outsourced from the private sector. Revenues from the DNA reference lab, under the auspices of Fairfax Identity Labs (FIL), were softer in 2006 compared to 2005. However, FIL won several new large contracts in late 2006, primarily in the area of forensic analysis. These contracts represent a shift away from paternity testing contracts to higher margin areas of analysis.

CBI enters 2007 with a number of key contracts across its operating divisions, CBI Services, FIL, and Mimotopes. The company continues to be a well-recognized key player in bio-defense, vaccine development, clinical trial support, genetic identity work, and now, peptide libraries and peptide synthesis. We continue to meet the needs of our clients with superior service and have added new clients in 2006 who are industry leaders in our core focus areas. In 2007, CBI will be implementing a number of initiatives aimed at increasing revenues, increasing margins, managing costs and most importantly, increasing market awareness and market value. Building on its strong reputation, these initiatives have the potential to build CBI into a true world-leader in contract drug-discovery.

Thank You for Your Continued Support

We look forward to a successful and exciting 2007. Thank you for your continued support.

Finally, we acknowledge the valuable input provided by outgoing Board member, Mr. Joseph Slay, who helped design CBI’s revamped marketing campaign. Mr. Slay is replaced by Mr. Dan Hayden, Senior Vice President and General Manager of Genzyme Pharmaceuticals. We look forward to Mr. Hayden’s valuable input in helping to establish CBI’s interactions with the global pharmaceutical and biotechnology industries.

You are cordially invited to attend CBI’s 2006 Annual Meeting of Shareholders on May 18, 2007 at 11:00 a.m. at the Company’s facility.

With best regards,

Richard J. Freer, Ph.D.	Paul D’Sylva, Ph.D.
Chairman of the Board, COO	Chief Executive Officer

Robert B. Harris, Ph.D.	Thomas R. Reynolds,
President, CBI Richmond Operations	Executive VP, Science and Technology

James H. Brennan, MBA
Vice President, Financial Operations

CBI is a Premiere Solutions Provider:

CBI Facilitates Research and Development:

•	Innovative approaches and Optimized technologies

•	Depth and breath of expertise

•	Exceptional Problem-Solving Abilities

•	Wide range of options for complex questions

•	Faster, cheaper, and innovative solutions and tools

•	Accredited by the CDC, the AABB, the USDA, the NFSTC

•	CLIA accredited laboratories

•	Experienced and cooperative program management.

Drug Development Services

•	Rational design

•	Therapeutic peptides

•	MAbs

•	Vaccines and Gene Therapies

•	Large molecule production – Biologics and drug gargets

•	Recombinant viruses and vaccines, challenge material, BSL-3

•	Recombinant proteins

•	Custom antibodies

•	Custom peptides

•	Bio-Analytics — custom assay development

•	Protein chemistry: protein analysis, characterization, peptides, binding studies, proteomics

•	Molecular biology: gene analysis, expression, cloning and sequencing

•	Microbiology / Virology detection and ID, select agents, BSL-3

•	Immunology, functional assays, immunogenicity and immune system function, ELISA

PreClinical Services

•	GLP production and technology transfer to 3rd party GMP

•	Therapeutic peptides

•	Therapeutic antibodies

•	Vaccines and challenge material (BSL-3)

•	Recombinant proteins

•	Bio-Manufacturing support

•	Cell bank characterization

•	Protein characterization and stability

•	Bio-pharmaceutical potency assay development

•	Bio-safety testing

•	Lot release for safety, purity, potency

•	Custom Bio-Analytics for preclinical studies (GLP)

•	Assay development for assessing biologics safety and efficacy in animal studies

•	Assay development for assessing immunogenicity and immune system function

•	Ligand binding studies for protein / peptide therapies and targets

•	Specialty molecular-biology assay development, GLP sequencing

•	Microbiology / Virology BSL-3 assay development

•	Assay of specimens requiring BSL-3

Clinical Lab Services

•	Safety, efficacy and potency of biologics

•	Primary endpoints

•	Esoteric safety assays

•	Biomarkers

•	Immunogenic response

•	Biologics characterization

•	Support Central Lab testing by Sponsors and 3rd party Central Labs

•	CLIA, GCP Lab

•	Vaccines including BSL-3

•	Gene therapies

•	Therapeutic antibodies and peptides

•	Recombinant proteins

Bio-Manufacturing Services

•	GLP grade biopharmaceuticals

•	Therapeutic peptides

•	Recombinant proteins

•	Therapeutic MAbs

•	Vaccines and gene therapies including (BSL-3)

•	Custom potency development and testing

•	Cell bank characterization

•	Protein characterization and stability

•	Endotoxin analysis and residual organics

•	Genetic characterization, molecular biology assays and residual DNA

•	Virology, detection of adventitious agents, retroviruses, viral clearance, PCR assays

•	Detection of replication competent viruses for vaccines and gene therapies

•	Mycoplasma

•	Lot release for safety, purity, and potency

Fairfax Identity Laboratory (FIL), a Division of CBI

Paternity Testing

•	Accredited by the American Association of Blood Banks

•	Paternity testing is done using PCR-based technologies in a state-of-the-art facility using cutting edge equipment.

•	Contract and private paternity cases.

•	Immigration Paternity Testing

CODIS and Forensics Services

•	NFSTC accreditation,

•	DNA analysis on convicted offender samples, active forensic cases, criminal paternity cases, post-conviction cases and backlogged cases.

•	Screening of evidentiary forensic samples to confirm presence of semen or human blood prior to DNA analysis.

•	Mitochondrial DNA typing analysis

•	Y-chromosome STR Analysis

•	Genetic and CODIS Identity Analyses

•	Specimen Matching

Stockholder Matters

Market for Common Equity

The Company completed its initial public offering on October 28, 1997 at a price per share of $6.00. Since that time, the common stock has traded on the NASDAQ Capital Market (“NASDAQ”). The following table sets forth the range of high and low sales price per share of common stock for 2006 and 2005. These market quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily represent actual transactions.

Period	High Stock Price	Low Stock Price
1st Quarter, 2006	$4.99	$3.54
2nd Quarter, 2006	$3.63	$2.48
3rd Quarter, 2006	$2.99	$2.13
4th Quarter, 2006	$2.95	$1.98

1st Quarter, 2005	$6.26	$3.59
2nd Quarter, 2005	$4.78	$3.69
3rd Quarter, 2005	$5.79	$4.05
4th Quarter, 2005	$5.14	$3.80

On March 21, 2007, the last reported sales price for a share of the Company’s Common Stock on NASDAQ was $1.96. As of March 21, 2007 there were 33 holders of record of the Company’s Common stock and 943 beneficial holders.

The Company has not paid any cash dividends on its Common Stock. The Company intends to retain its earnings to finance the growth and development of its business and does not expect to declare or pay dividends in the foreseeable future. The declaration of dividends is within the discretion of the Company.

Selected Financial Data

Set forth below is selected financial data with respect to the Company for the years ended December 31, 2006, December 31, 2005, and December 31, 2004, which has been derived from the audited financial statements of the Company. The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operation.”

For the Years Ended December 31,

	2006	2005	2004
Operational Data
Revenues	$6,532,482	$7,802,891	$5,748,704
Net Income (loss)	$(1,152,649)	$79,123	$(367,549)
Net income (loss) per common share basic and diluted	$(0.35)	$0.02	$(0.12)
Weighted average common shares outstanding	3,281,360	3,229,243	3,001,682

Balance Sheet Data:
Total Current Assets	$3,297,861	$4,276,348	$4,139,195
Total Assets	$9,501,958	$11,143,632	$11,003,008
Total Current Liabilities	$586,967	$1,120,522	$959,747
Total Liabilities	$4,373,036	$5,127,032	$5041,200
Total Stockholders’ equity	$5,128,922	$6,016,600	$5,961,808

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following should be read in conjunction with “Selected Financial Data” and the Company’s Audited Financial Statements and Notes thereto included herein.

Overview

CBI (The Company) is a solutions provider to the global biotechnology industry, academic institutions, government agencies, and pharmaceutical companies. It offers broad ranging expertise and a complete array of the most current analytical and synthetic chemistries and biophysical analysis technologies, many of which are not available from other commercial sources. The Company has crafted a stimulating, open environment where scientists collaborate among themselves and with our clients, take on interesting challenges and develop creative solutions. Through Fairfax Identity Labs (FIL), CBI offers comprehensive genetic identity testing, including paternity, forensic, and Convicted Offender DNA Index System (“CODIS”) analyses. Through its Mimotopes subsidiary, CBI offers peptide libraries and research grade peptides and peptide therapeutics custom peptide synthesis.

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

We are vigorously pursuing revenue opportunities in four principal focus areas: government contracts in bio-defense and vaccine development; laboratory support services for on-going clinical trials; comprehensive contract projects in the private sector; DNA reference lab activities; and now, custom peptide synthesis and peptide libraries.

The Company views commercial and government contracts as its most important sources of revenue. For this reason, CBI has moved away from the concept of “piece work” for individual investigators. Further, the Company emphasizes its creative solutions approach, rather than touting its large litany of individual technology offerings. CBI has entirely re-vamped its web page (www.cbi-biotech.com) and marketing materials to help clarify its potential role in solving its customer’s problems and to better align its service offerings with industry expectations. With all its contracts, revenues are generally recognized as services are rendered or as products are delivered. In some instances, revenue is also recognized with performance-based installments payable over the contract as milestones are achieved.

Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005.

Revenues

Gross revenues decreased by $1,270,409 or 16.3% from $7,802,891 during the year ended December 31, 2005 (“2005”) to $6,532,482 during the year ended December 31 2006 (“2006”).

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

Revenues realized from various government contracts decreased by $1,191,841 or 28.2%, from $4,223,554 during 2005 to $3,031,713 during 2006. The decrease in government contract activities was primarily due to budget reversions which have pushed back the start dates of new contract work and to re-allocation of existing budget funds away from bio-defense into other areas.

Revenues realized from genetic identity decreased by $425,961 or 21.6%, from $1,968,090 during 2005 to $1,542,129 during 2006. This decrease is a result of one of the Company’s client’s down sizing of the client’s forensic contract work and the elimination of a one time non renewable project.

Revenues realized from various commercial contracts increased by $283,245 or 47.8%, from $593,053 during 2005 to $876,298 during 2006. This increase is primarily due to (1) additional work from existing clients and (2) the addition of fifteen new clients that contributed approximately $238,000.

Revenues realized from various clinical services increased by $252,007 or 76.8%, from $328,272 during 2005 to $580,279 during 2006. This increase was primarily due to the ramp-up of clinical testing for one of the Company’s principal clients. Unfortunately, in the second quarter of 2006 the Company was notified by one of its principal clients that two of their on-going clinical trials for which the Company provides the laboratory support activities were put on clinical hold pending issues to be resolved with the FDA. One of the trials re-commenced in December, 2006, but the second has been terminated.

Revenues realized from lab services decreased by $158,775 or 25.5%, from $623,473 during 2005 to $464,698 during 2006. This decrease is primarily due to the decrease in one-time piece work received from our clients.

Cost of Services

Cost of services consists primarily of materials, labor, subcontractor costs and overhead. The cost of services decreased by $122,632 or 0.02%, from $5,561,338 during 2005 to $5,438,706 during 2006. The cost of services as a percentage of revenue was 83.3% and 71.3% during 2006 and 2005, respectively.

Direct labor costs decreased by $114,142, or 6.1%, from $1,868,806 during 2005 to $1,754,664 during 2006. This decrease is primarily due to a decrease in work load during the period. The difference in labor is reflected in the overhead. The cost of direct labor as a percentage of revenue was 26.9% and 23.9% during 2006 and 2005, respectively.

The costs for direct materials decreased by $168,097, or 13.0%, from $1,292,943 during 2005, to $1,124,846 during 2006. Reduction in materials costs resulted from the decrease in revenues in 2006. This decrease is the direct result from negotiations with one of our major suppliers to establish an inventory system thus reducing excess costs in the ordering of reagents and materials. The cost of direct materials as a percentage of revenue was 17.2% and 16.6% during 2006 and 2005, respectively.

Overhead cost consists of indirect labor, amortization costs associated with the acquisition of Fairfax Identity Labs, depreciation, freight charges, repairs, travel and miscellaneous supplies not directly related to a particular project. Total overhead costs increased by $169,146 or 7.1%, from $2,390,050 during 2005 to $2,559,196 during 2006. Increases in overhead are due to additional costs in salaries and benefits charged to indirect labor and fringe benefits, recruitment fees, subcontract costs, maintenance and repairs and waste disposal and equipment purchases not falling under the capitalization policy of the Company.

Sales, General and Administrative

Sales, general and administrative expenses (“SGA”) consist primarily of compensation and related costs for administrative, facility expenditures, professional fees, consulting, taxes, and depreciation and marketing. Total SGA costs increased by $64,661 or 3.3%, from $1,988,515 during 2005 to $2,053,176 during 2006. As a percentage of revenue, these costs were 31.4% and 25.5% during 2006 and 2005, respectively.

Total compensation and benefits increased by $26,973 or 5.0% from $564,098 during 2005 to $537,125 during 2006. This increase is attributable to the accrual for the restricted stock compensation package for senior management as well as accrual for the issuance of incentive stock options which are now expensed by the Company. Facilities expense increased by $19,438 or 25.4%, from $76,495 during 2005 to $95,933 during 2006. This increase is primarily due to across the board increases in all categories associated with the operations of the facility. Professional fees increased by $9,232, or 3.4%, from $268,475 during 2005 to $277,707 during 2006. This increase is due to expenditures associated with additional legal requirements under Sarbanes-Oxly. Additional costs were due to rate increases in our general liability insurance. Taxes increased by $7,449 or 8.6% from $86,235 during 2005 to $93,684 during 2005. This is primarily due to additional rate increases in real estate taxes. Office expenses decreased by $32,217 or 20.5%, from $157,420 during 2005 to $125,203 during 2006. This decrease is primarily due to limited travel and reduction of equipment purchased associated with the Company’s capitalization policy. Other costs decreased by $31,477, or 34.7% from $90,825 during 2005 to $59,348 during 2006 primarily due to a successful negotiation with the Company’s bank to limit the cost of its fees charged to the Company, and a one-time corporate donation for the relief efforts related to hurricane Katrina made by the Company in 2005.

Marketing costs increased by $66,309 or 9.3%, from $716,347 during 2005 to $782,656 during 2006. With the exception of compensation expenses associated with the hiring of the new senior executive Vice President for Business Development, marketing costs remained relatively flat from the 2005 to 2006.

Other Income (Expenses)

Other income during the 2005 Period compared to the 2006 Period increased by $36,220 or 52.9% from $68,404 during 2005 to $104,624 during 2006. This increase represents interest earned from the Company’s investments.

Other expenses increased by $55,554 or 22.9% from $242,319 during 2005 to $297,873 during 2006. Other expenses include interest expense paid in 2006 for the refinancing of the facility.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004.

Revenues

Gross revenues increased by $2,054,187 or 35.7% from $5,748,704 during the year ended December 31, 2004 (“2004”) to $7,802,891 during the year ended December 31, 2005 (“2005”).

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

Revenues realized from various clinical services increased by $133,799 or 66.8%, from $194,473 during 2004 to $328,272 during 2005. This increase is a direct result of the startup of two major contracts in performing genetic identity analysis.

Cost of Services

Cost of services consists primarily of materials, labor, subcontractor costs and overhead. The cost of services increased by $1,793,060 or 47.6%, from $3,768,278 during 2004 to $5,561,338 during 2005. The cost of services as a percentage of revenue was 71.3% and 65.5% during 2005 and 2004, respectively.

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

Overhead cost consists of indirect labor, amortization costs associated with the acquisition of Fairfax Identity Labs, depreciation, freight charges, repairs, travel and miscellaneous supplies not directly related to a particular project. Total overhead costs increased by $799,554 or 50.3%, from $1,590,496 during 2004 to $2,390,377 during 2005. Increased costs directly associated with the acquisition of FIL were amortization costs ($297,889), and postage ($98,450). Other increases included maintenance and repairs ($24,099), depreciation ($66,019), and utilities ($94,732).

Sales, General and Administrative

Sales, general and administrative expenses (“SGA”) consist primarily of compensation and related costs for administrative, facility expenditures, professional fees, consulting, taxes, and depreciation and marketing. Total SGA costs increased by $269,641, or 15.0%, from $1,718,874 during 2004 to $1,988,515 during 2005. As a percentage of revenue, these costs were 25.5% and 29.9% during 2005 and 2004, respectively.

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

Liquidity and Capital Resources

The 2006 Period reflected cash provided by operating activities of $77,074, as compared to cash provided by operating activities of $1,007,735 during the 2005 Period. This decrease was the result of the Company’s net loss of $1,152,649 during 2006 and cash flow changes in the working capital accounts including a positive change in accounts receivable of $380,243. The 2006 Period reflected a use of cash from investing activities of $493,938, as compared to $479,658 during the 2005 Period. The increase reflects the timing of equipment purchased between periods, coupled with the acquisition costs associated with the purchase of Mimotopes Pty LTD that was completed in 2007. The 2006 Period reflected net cash used in financing activities of $489,895, as compared to net cash used in financing activities of $459,005 during the 2005 Period. This was due to the final payment for the purchase of Fairfax Identity Labs.

Net working capital as of December 31, 2006 and December 31, 2005 was $2,710,894 and $3,155,826 respectively. The current ratio for the 2006 Period is 5.62 as compared to 3.81 during the 2005 Period.

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

CBI has met the SEC and NASDAQ Corporate Governance Rules.

As a consequence of the Sarbanes-Oxley Act, the NASDAQ imposed certain changes in the rules of corporate governance which are aimed at strengthening its listing standards. The Securities and Exchange Commission (SEC) approved the rules imposed by NASDAQ which include:

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

•

The Audit Committee reviews and approves all related-party transactions. CBI has adapted a formal Corporate Code of Conduct. Copies are available on request from Dr. Paul D’Sylva, Chief Executive Officer, and on the Company’s website at www.cbi-biotech.com.

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

Among the factors that could cause the actual results to differ materially from those projected are the following:

•	business conditions and the general economy,

•	the development and implementation of the Company’s long-term business goals,

•	federal, state, and local regulatory environment,

•	lack of demand for the Company’s services,

•	the ability of the Company’s customers to perform services similar to those offered by the Company “in-house,”

•	potential cost containment by the Company’s customers resulting in fewer research and development projects,

•	the Company’s ability to receive accreditation to provide various services, including, but not limited to paternity testing, and

•	the Company’s ability to hire and retain highly skilled employees,

•	the Company’s ability to integrate the acquisition of Mimotopes Pty LTD.

Other risks, uncertainties, and factors that could cause actual results to differ materially from those projected are detailed from time to time in reports filed by the company with the Securities and Exchange Commission, including Forms 8-K, 10-QSB, and 10-KSB.

Controls and Procedures

The Company’s Chief Executive Officer and Vice President for Financial Operations have concluded that the Company’s controls and other procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods as specified in the Commission’s rules and forms are effective, based upon their evaluation of these controls and procedures as of December 31, 2006.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation, including any corrective actions with regard to significant deficiencies and weaknesses.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders’

Commonwealth Biotechnologies

Richmond, Virginia

We have audited the accompanying balance sheets of Commonwealth Biotechnologies, Inc. as of December 31, 2006 and 2005 and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Biotechnologies, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America

BDO Seidman, LLP

Richmond, Virginia

March 22, 2007

Commonwealth Biotechnologies, Inc.

Balance Sheets

December 31,	2006	2005
Assets

Current assets (Note 2)
Cash and cash equivalents	$1,904,370	$2,811,129
Accounts receivable, net of allowance for doubtful accounts of approximately $54,678 and $89,913 (Note 5)	962,049	1,342,292
Prepaid expenses and other assets	431,442	122,927

Total current assets	3,297,861	4,276,348

Property and equipment, net (Note 1)	5,612,145	5,971,730

Other assets
Mortgage costs (Note 2)	65,285	87,675
Intangible assets (Note 8)	36,667	317,879
Goodwill (Note 8)	490,000	490,000

Total other assets	591,952	895,554

	$9,501,958	$11,143,632

See accompanying summary of accounting policies and notes to financial statements.

Commonwealth Biotechnologies, Inc.

Balance Sheets

(continued)

December 31,	2006	2005
Liabilities and Stockholders’ Equity

Current liabilities
Current maturities of long-term debt (Note 2)	$228,545	$512,729
Accounts payable and other current liabilities	307,884	406,370
Deferred compensation	18,922	126,830
Interest payable	16,689	16,689
Deferred revenue	14,927	57,904

Total current liabilities	586,967	1,120,522

Long-term debt, less current maturities (Notes 2)	3,786,069	4,006,510

Total liabilities	4,373,036	5,127,032

Commitments and contingencies (Notes 3 and 4)

Stockholders’ equity
Common stock, no par value, 10,000,000 shares authorized, 2006 – 3,322,769; 2005 – 3,253,556, shares issued and outstanding (Note 7)	—	—
Additional paid-in capital	15,823,614	15,489,370
Restricted stock	(301,000)	(191,556)
Other comprehensive loss	(8,104)	(48,275)
Accumulated deficit	(10,385,588)	(9,232,939)

Total stockholders’ equity	5,128,922	6,016,600

	$9,501,958	$11,143,632

See accompanying summary of accounting policies and notes to financial statements.

Commonwealth Biotechnologies, Inc.

Statements of Operations

Year Ended December 31,	2006	2005
Revenues (Note 5)
Government contracts	$3,031,713	$4,223,554
Genetic identity	1,542,129	1,968,090
Commercial contracts	876,298	593,053
Clinical services	580,279	328,272
Laboratory services	464,698	623,473
Other revenue	37,365	66,449

Total revenues	6,532,482	7,802,891

Cost of services
Overhead	2,559,196	2,390,050
Direct labor	1,754,664	1,868,806
Direct materials	1,124,846	1,292,943
Other direct costs	—	9,539

Total cost of services	5,438,706	5,561,338

Gross profit	1,093,776	2,241,553

Selling, general and administrative	2,053,176	1,988,515

Operating (loss) income	(959,400)	253,038

Other income (expense)
Interest expense and financing costs	(297,873)	(242,319)
Other income	104,624	68,404

Total other income (expense)	(193,249)	(173,915)

Net Income/(loss)	$(1,152,649)	$79,123

Income/(loss) per common share, basic and diluted	$(0.35)	$0.02

See accompanying summary of accounting policies and notes to financial statements.

Commonwealth Biotechnologies, Inc.

Statements of Stockholders’ Equity

	Number of Shares Outstanding	Additional Paid-in Capital	Restricted Stock	Other Comprehensive (Income)/Loss	Accumulated Deficit	Total
Balance, December 31, 2004	3,203,556	$15,273,870	$—	$—	$(9,312,062)	$5,961,808
Restricted stock	50,000	215,500	(191,556)	—	—	23,944
Net income	—	—	—	—	79,123	79,123
Change in unrealized gain (loss) on interest rate swap	—	—	—	(48,275)	—	(48,275)

Total comprehensive income	—	—	—	—	—	30,848

Balance, December 31, 2005	3,253,556	15,489,370	(191,556)	(48,275)	(9,232,939)	6,016,600
Issuance of common stock and stock options exercised	16,585	22,834	—	—	—	22,834
Restricted stock	52,628	248,614	(109,444)		—	139,170
Stock option expense	—	62,796	—	—	—	62,796
Net loss	—	—	—	—	(1,152,649)	(1,152,649)
Change in unrealized gain (loss) on interest rate swap	—	—	—	40,171	—	40,171

Total comprehensive loss	—	—	—	—	—	(1,112,478)

Balance, December 31, 2006	3,322,769	$15,823,614	$(301,000)	$(8,104)	$(10,385,588)	$5,128,922

See accompanying summary of accounting policies and notes to financial statements.

Commonwealth Biotechnologies, Inc.

Statements of Cash Flows

Year Ended December 31,	2006	2005
Operating activities
Net income/(loss)	$(1,152,649)	$79,123
Adjustments to reconcile net (loss)/income to cash provided by operating activities
Depreciation and amortization	899,891	963,526
Stock based compensation	101,634	—
Changes in assets and liabilities
Accounts receivable	380,243	(10,353)
Prepaid expenses and inventory	(51,281)	(57,706)
Accounts payable and accrued expenses	(57,788)	136,865
Deferred revenue	(42,976)	(103,698)

Cash provided by operating activities	77,074	1,007,757

Investing activities
Purchase of Mimotopes	(257,235)	—
Purchases of property and equipment	(236,703)	(450,711)
Purchase of FIL, net	—	(28,947)

Cash used in investing activities	(493,938)	(479,658)

Financing activities
Principal payments of debt obligations, FIL	(300,000)	(300,000)
Principal payments on debt obligations, including capital lease obligations	(212,729)	(157,634)
Increase in loan costs, net	—	(1,371)
Proceeds from issuance of common stock	22,834	—

Cash used in financing activities	(489,895)	(459,005)

Net increase (decrease) in cash and cash equivalents	(906,759)	69,094
Cash and cash equivalents, beginning of year	2,811,129	2,742,035

Cash and cash equivalents, end of year	$1,904,370	$2,811,129

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$297,873	$248,175

Non cash investing and financing activities, purchase of equipment through a capitalized lease	—	$485,968

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

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable through the estimated undiscounted future cash flows from the use of those assets. When any such impairment exists, the related assets will be written down to fair value. No impairment losses have been recorded through December 31, 2006.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At times, the Company maintains cash balances in excess of FDIC insured amounts. As of December 31, 2006, the excess over the FDIC amount was approximately $1,800,000.

Commonwealth Biotechnologies, Inc.

Summary of Significant Accounting Policies

(continued)

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

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is evaluated at least annually for impairment by comparing its fair value with its recorded amount and is written down when appropriate. Projected net operating cash flows are compared to the carrying amount of the goodwill recorded and if the estimated net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value. The goodwill as of December 31, 2006 is a result of the acquisition by the Company of Fairfax Identity Labs during 2004. There was no impairment of goodwill at December 31, 2006.

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

Income/(Loss) Per Common Share

Basic income/(loss) per share has been computed on the basis of the weighted-average number of common shares outstanding. Common shares which can be issued upon exercise of stock options and warrants have not been included in the computation at December 31, 2006 and 2005 because their inclusion would have been antidilutive. Weighted average shares outstanding for basic and diluted loss per common share were 3,281,360 and 3,229,243 for the years ended December 31, 2006 and 2005, respectively.

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

Commonwealth Biotechnologies, Inc.

Summary of Significant Accounting Policies

(continued)

Stock Based Compensation Plans

Beginning January 1, 2006, the Company adopted SFAS 123R, which recognizes share-based compensation expense for stock option grants. Prior to 2006, the Company applied Accounting Principles Bulletin (APB) Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations to account for employee stock compensation plans, and accordingly did not recognize compensation expense for stock options granted when the option price is greater than or equal to the underlying stock price at the date of grant. The following table illustrates the effect of net income if the fair value based method per 123R had been applied to all outstanding grants for the year ended December 2005.

2005
Net income	$79,123
As reported
Proforma effect of recognizing stock-based compensation in accordance with FASB 123	(670,927)

Proforma net loss	$(591,804)

Basic and diluted income (loss) per common share
As reported	0.02
Proforma effect of recognizing stock-based compensation in accordance with FASB 123	(0.18)

Proforma	$(0.16)

Under FASB No. 123, the fair value of each stock option and warrant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for grants in 2005: no dividend yield, expected volatility of 42%, risk-free interest rate of 4.39% and expected lives of 10 years. In 2005, the Company vested all outstanding options of employees, excluding certain members of senior management.

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

Changes in the ineffective portion of the fair value of the derivative are accounted for through interest expense. The notional principal value of the Company’s swap agreement outstanding as of December 31, 2006 is equal to the outstanding principal balance of the corresponding debt instrument.

New Accounting Pronouncements

In September 2006, the Securities and Exchange Commission (the “SEC”) released Staff Accounting Bulletin No. 108 (“SAB 108”), which provides detail in the quantification and correction of financial statement misstatements. SAB 108 specifies that companies should apply a combination of the “rollover” and “iron curtain” methodologies when making determinations of materiality. The rollover method quantifies a misstatement based on the amount of the error originating in the current year income statement. The iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, regardless of the year(s) of origination. SAB 108 instructs companies to quantify the misstatement under both methodologies and, if either method results in the determination of a material error, the Company must adjust its financial statements to correct the error. SAB 108 also reminds preparers that a change from an accounting principle that is not generally accepted to a principle that is generally accepted is a correction of an error. The Bulletin is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of this Bulletin did not have a material effect on the Company’s financial condition or results of operations.

In February 2006, The FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” This statement amends Statements No. 133 and 140 by: permitting fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation; clarifying which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133; establishing a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifying that concentrations of credit risk in the form of subordination are not embedded derivatives; and amending Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from

Commonwealth Biotechnologies, Inc.

Summary of Significant Accounting Policies

(continued)

holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The statement is effective for fiscal years beginning after September 15, 2006. The adoption of this standard is not anticipated to have a material impact on financial condition, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109,” which provides guidance on the measurement, recognition, and disclosure of tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, and disclosure. FIN 48 prescribes that a tax position should only be recognized if it is more-likely-than-not that the position will be sustained upon examination by the appropriate taxing authority. A tax position that meets this threshold is measured as the largest amount of benefit that is more likely than not (greater than 50 percent) realized upon ultimate settlement. The cumulative effect of applying FIN 48 is to be reported as an adjustment to the beginning balance of retained earnings in the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this standard is not anticipated to have a material impact on financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. While the Statement applies under other accounting pronouncements that require or permit fair value measurements, it does not require any new fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In addition, the Statement establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Lastly, SFAS No. 157 requires additional disclosures for each interim and annual period separately for each major category of assets and liabilities. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management does not expect the adoption of this Statement to have a material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This statement is effective as of the end of the fiscal year ending after December 15, 2006. The adoption of this standard did not have an impact on the Company’s financial statements.

Commonwealth Biotechnologies, Inc.

Summary of Significant Accounting Policies

(continued)

In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The Company does not believe the adoption of this statement to have a material effect on the Company’s financial statements.

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

1. Property and Equipment

Property and equipment consisted of the following:

December 31,	2006	2005
Land	$403,919	$403,919
Building	5,206,637	5,107,006
Laboratory equipment	5,136,424	5,043,837
Furniture, fixtures and office and computer equipment	663,123	618,638

	11,410,103	11,173,400
Less accumulated depreciation	5,797,958	5,201,670

	$5,612,145	$5,971,730

Depreciation expense was $595,289 and $666,106 for the years ended December 31, 2006 and 2005 respectively.

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

2. Long-Term Debt

Long-term debt consists of:

December 31,	2006	2005
Effective December 5, 2005, the Company renegotiated its mortgage rate on the mortgage loan from prime +0% to prime minus 0.25%. The loan will mature in November 2009; with estimated monthly payments of principal and interest of $32,351; collateralized by building and other assets of the Company. The Company also entered into a swap transfer agreement essentially locking the interest rate paid by the Company to 7.725%.	$3,740,890	$3,825,432

Note payable to Genetics & IVF Institute due in two installments of $300,000 on December 15, 2005 and December 15, 2006.	—	300,000

On January 20, 2005, the Company entered into a leasing agreement with Technology Leasing Concepts for leasing of two pieces of laboratory equipment. The monthly principal and interest payments are $11,378. Both leases are for a forty-eight month period.	273,724	393,807

	4,014,614	4,519,239
Less current maturities	228,545	512,729

	$3,786,069	$4,006,510

Scheduled maturities of long-term debt are as follows:

2007	$228,545
2008	238,979
2009	3,547,090

$4,014,614

The mortgage includes certain restrictive covenants, which require the Company to maintain minimum levels of the current ratio, debt to net worth and cash flow ratios. At December 31, 2006, the Company was in violation of covenants related to cash flows, however, the Company was granted a waiver of the covenants by the bank.

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

3. Leasing Commitments

The Company leases equipment under non-cancelable operating leases. Total expense for the years ended December 31, 2006 and 2005 was $42,394 and $28,636, respectively. Both leases are secured by a forty-eight month period and secured by the equipment. Future minimum rental commitments under operating leases as of December 31, 2006 are as follows:

2007	$43,237
2008	41,735
2009	12,608
2010	21

$97,601

4. Retirement Plan

The Company maintains a 401(k) Plan (the “Plan”) which covers substantially all employees. Under the Plan, employees may elect to defer a portion of their salary, up to the maximum allowed by law, and the Company can elect to match the contribution up to 1% of the employee’s contribution. Company contributions in 2006 and 2005 were $22,285 and $18,367 respectively.

5. Major Customers

Revenues for the years ended December 31, 2006 and 2005 include revenues from five major customers in 2006 of approximately $2,634,177 or 40% and 2005 of approximately $3,534,004 or 45% of total revenues. Trade receivables due from these customers as of December 31, 2005 and 2004 were $399,698 and $775,079, respectively.

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

6. Income Taxes

The difference between expected income tax benefits and income tax benefits recorded in the financial statements is explained below:

Year Ended December 31,	2006	2005
Income taxes (benefit) computed at 34% statutory rate	$(391,800)	$26,900
State income tax benefit, net	(58,000)	4,000
Change in valuation allowance	464,000	7,500
Other	(14,200)	(38,400)

	$—	$—

The significant components of deferred income tax assets and liabilities consist of the following:

December 31,	2006	2005
Deferred tax assets
Net operating loss carryforward	$3,948,000	$3,626,000
Research and development credit carryforward	52,600	52,600
Deferred compensation	—	—
Intangibles	179,000	102,700
Interest rate swap	8,100	48,200
Allowance for doubtful accounts	20,800	34,200
Stock based compensation	38,600	—
Other	8,300	11,600

	4,255,400	3,875,300
Deferred tax liabilities
Tax depreciation in excess of book depreciation	218,400	302,300

Net deferred tax asset before valuation allowance	4,037,000	3,573,000
Less valuation allowance	4,037,000	3,573,000

	$—	$—

Operating loss carryforwards at December 31, 2006 of approximately $10,390,000 may be used to offset future taxable income and expire in various years through 2023. The Company also has research and development credit carryforwards at December 31, 2006 of approximately $53,000 that expire in various years through 2020.

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

Stock option transactions are summarized as follows:

	2006	Weighted Average Exercise Price	2005	Weighted Average Exercise Price
Options and warrants outstanding, beginning of year	987,419	$5.93	889,598	$5.01
Granted	—	—	286,521	6.47
Exercised	(16,585)	1.53	—	—
Expired	(39,109)	4.41	(188,700)	6.45

Options and warrants outstanding, end of year	931,725	$6.07	987,419	$5.60

Options and warrants exercisable, end of year	888,584	$6.13	916,331	$6.01

Weighted-average fair value per option and warrants for options and warrants granted during the year		—		$2.35

Weighted average fair value of options expired during 2006 was $3.12, and the fair value of options outstanding at December 31, 2006 was $2.51.

The following table summarizes information about stock options and warrants outstanding at December 31, 2006:

	Outstanding			Exercisable
Exercise Prices Per Share	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
$0.90 – 2.00	65,186	8	$1.14	65,186	$1.14
$2.01 – 5.49	389,967	7	4.23	356,826	4.20
$5.50 – 7.00	120,213	3	5.98	110,213	5.97
$7.01 – 9.49	139,000	6	7.56	139,000	7.56
$9.50 – 12.50	217,359	4	9.95	217,359	9.95

$0.90 – 12.50	931,725		$6.07	888,584	$6.13

Commonwealth Biotechnologies, Inc.

Notes to Financial Statements

(continued)

8. Purchase of Mimotopes

In February 2007, the Company acquired all outstanding shares of Mimotopes Pty Ltd, an Australian limited company by issuing 2,150,000 shares of its common stock to PharmAust Chemistry Ltd, an Australian limited company. The issuance of the shares amounts to approximately 39.5% of the Company’s outstanding shares. The Company incurred approximately $257,000 of acquisition costs through December 31, 2006 which are included in the assets on the accompanying balance sheets.

Mimotopes, established in 1989 and headquartered in Melbourne, Australia, is a global leader in the development of research-grade peptides for biological and pharmaceutical applications. Mimotopes’ extensive experience and in depth know-how of its highly trained staff, as well as numerous patented and proprietary technologies in solid phase synthesis have made it one of the global leaders in its field. At present, Mimotopes is focused on the fast-growing market for research grade peptides and peptide therapeutics. The entire administration and laboratory operations for Mimotopes are in Clayton, Australia, located about 40km from Melbourne. Mimotopes has sales offices in the United States (Raleigh, NC, Minneapolis, MN, and San Diego, CA), the UK (Wirral), and Australia (Melbourne). It also has distribution channels in Europe and Japan.

Corporate Information

Corporate Office

Commonwealth Biotechnologies, Inc.

601 Biotech Drive

Richmond, VA 23235

Telephone: 800-735-9224;

Telephone: 804-648-3820

Fax: 804-648-2641

E-mail: info@cbi-biotech.com

Web site: www.cbi-biotech.com

Mimotopes Pty, Ltd.

11 Duerdin St

Clayton, Victoria 3168 Australia

General Counsel

Kaufman and Canoles, PC

1051 E. Cary St

3 James Center

Richmond, VA 23219

Patent Counsel

Burns Doan Swecker and Mathis, LLP

1737 King Street

Alexandria, VA 22314

Transfer Agent and Registrar

Computershare Trust Co.

350 Indiana St.

Golden, CO 80401

Independent Auditors

BDO Seidman, LLP

300 Arboretum Place

Suite 520

Richmond, VA 23236

Executive Officers

Richard J. Freer, Ph.D.	Paul D’Sylva, Ph.D.
Chairman of the Board; COO	Chief Executive Officer

Robert B. Harris, Ph.D.	Thomas R. Reynolds
President	Executive Vice President,
Science and Technology; Secretary

James H. Brennan, MBA
Vice President, Financial Operations

Directors of the Company

Richard J. Freer, Ph.D.	Paul D’Sylva, Ph.D.
Chairman of the Board; COO	Chief Executive Officer

Robert B. Harris, Ph.D.	Thomas R. Reynolds
President	Executive Vice President
Science and Technology; Secretary

Samuel P. Sears, Jr., Esq.	Daniel O. Hayden
Attorney at Law	Senior VP & General Mgr,
Genzyme Corp., Pharmaceuticals Division

James Causey	Donald A. McAfee, Ph.D.
VP, Consumer Industry Magazines	VP New Product Development
Trader Publications	Cardiome Pharma Corp

Gerald P. Krueger, Ph.D., CPE
Director, Human Factors and Ergonomics
The Wexford Group International