Form 10-K, Exhibit 13
period 2008-12-31
COMMONWEALTH BIOTECHNOLOGIES INC
filed 2009-03-31
CIK 1042418

Exhibit 13.1

Commonwealth Biotechnologies, Inc.

2008

ANNUAL REPORT

Commonwealth Biotechnologies, Inc.

Commonwealth Biotechnologies, Inc.

Dear Shareholders,

For CBI, 2008 has been a year of both opportunities and retrenchment. 2009 looks to be a year of challenges and, hopefully, with those challenges met, a year in which CBI emerges stronger. However, make no mistake, the challenges are and will continue to be significant. Cash is tight, capital markets are even tighter, and not only does CBI feel that pressure, so do our clients. As in most industries, external services are the first expenditure scrutinized in tough economic times. So, while there are positive signs in the industry such as a shift towards outsourcing of high tech services, CBI’s future is by no means certain.

That being said, there have been some significant highlights for CBI in 2008.

Most notable is the signing of a joint venture agreement with a Beijing based CRO, Venturepharm Laboratories, Ltd. in March. This relationship was put in place to benefit both companies by merging our western presence with an eastern, high throughput, low cost center. The ultimate benefit to CBI would be to more effectively compete in the global market on the basis of scope, scale, and price. While we had hoped this joint venture would be a revenue source in the latter part of 2008 that, unfortunately, did not occur. The principal reason is construction and fit out of the China based facilities fell significantly behind schedule.

For CBI Services, it has been a year of flat revenues but one where we continue to diversify our revenue stream between government and commercial revenue sources. Most importantly, we are growing a very substantial revenue stream in clinical trial support. That, in addition to more contract work in support of some cGMP projects should provide some longer term projects with better margins going forward.

After nearly 8 years of intense and highly classified work on the FBI’s Amerithrax investigation, CBI has recently been acknowledged as a major contributor to solving that horrendous crime where 5 people died as a result of anthrax being sent through the US mail. While not solely a 2008 project, the technologies developed by CBI scientists are just now being disclosed for peer review and are being lauded as groundbreaking in the area of microbial forensics. We are very pleased that what we knew to be the case – that is that the scientists here at CBI are un-parallel in their insights and capabilities – is now being acknowledged publicly.

Fairfax Identity Labs (FIL) has had a solid year showing a modest but steady growth. More importantly, it has been growing its higher margin forensics business by adding several new law enforcement clients, including multi-year contracts from the New York State Police, Los Angeles County Police Department, and the City of Albuquerque, to name a few. In addition, FIL has won a multi-year contract from the State of Tennessee for their DNA sample analysis in support of the FBI’s national registry of convicted offenders database (CODIS). Private paternity and immigration services were strong in 2008 as well.

FIL has also begun offering clinical genetics services and has several new clients in this area as well.

Mimotopes Pty Ltd, our Australian subsidiary, has also had some notable successes in 2008. Principally, there has been a significant resurgence of interest in their proprietary SynPhase technology for small molecule library production. There has also been an up tick in contracts for peptide libraries for both pharmaceuticals and vaccines. On the other hand, revenue from custom peptides has declined but that is being somewhat offset by a very strong relationship with a low cost, Shanghai-based peptide supplier, GL Biochem.

Commonwealth Biotechnologies, Inc.

Exelgen Ltd, our UK based small molecule drug discovery facility, unfortunately, fell victim to a declining revenue base for its western based chemistry services. With a cost base too high for the current market and an unmanageable equipment lease debt, we were forced to close this facility in September of 2008. A wonderful facility and an outstanding staff, unfortunately, lost.

As noted, 2009 will have challenges and the management and staff will work tirelessly to overcome those challenges. Although the global economic situation has few positives, there may be some benefit to companies such as ours. More specifically, and as discussed elsewhere in this report, the indications are that pharma and biotech will be outsourcing more in an effort to control internal expenses and leverage their drug discovery resources. This should mean more opportunities for CBI. We intend to identify and seize those opportunities.

Finally, as we do every year, we thank you our shareholders for your support, patience, and, yes, for your criticisms. We value them all but are especially appreciative this year given the circumstances of 2008.

Sincerely,

Richard J. Freer, PhD.
Chief Operating Officer

Commonwealth Biotechnologies, Inc.

Stockholder Matters

The Company’s common stock trades on the NASDAQ Capital Market (“NASDAQ”) under the symbol “CBTE”. The following table sets forth the range of high and low sales price per share of common stock for the years ended December 31, 2008 and December 31, 2007, respectively. These market quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily represent actual transactions.

On March 27, 2009, the last reported sales price for a share of the Company’s Common Stock on NASDAQ was $0.27. As of March 27, 2009, there were 37 holders of record of the Company’s Common stock and 1,053 beneficial holders.

The Company has not paid any cash dividends on its Common Stock. The Company intends to retain its earnings to finance the growth and development of its business and does not expect to declare or pay dividends in the foreseeable future. The declaration of dividends is within the discretion of the Company.

Period	High Stock Price	Low Stock Price
1st Quarter, 2008	$2.87	$1.91
2nd Quarter, 2008	$3.14	$1.23
3rd Quarter, 2008	$1.51	$0.71
4th Quarter, 2008	$0.82	$0.23
1st Quarter, 2007	$2.30	$1.86
2nd Quarter, 2007	$3.79	$1.95
3rd Quarter, 2007	$3.79	$2.39
4th Quarter, 2007	$3.59	$2.36
1st Quarter, 2006	$4.99	$3.54
2nd Quarter, 2006	$3.63	$2.48
3rd Quarter, 2006	$2.99	$2.13
4th Quarter, 2006	$2.95	$1.98

Commonwealth Biotechnologies, Inc.

Selected Financial Data

Set forth below is selected financial data with respect to the years ended December 31, 2008, December 31, 2007, and December 31, 2006, which have been derived from the audited financial statements of the Company. The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operation.”

	As of and for the year ended December 31,
	2008	2007	2006
Operational Data
Total revenues	$9,435,494	$9,025,309	$6,532,482

Loss from continuing operations	(8,570,723)	(2,979,800)	(1,152,649)
Loss from discontinued operations	(1,292,023)	(561,134)	—
Gain on acquisition of Exelgen	—	782,833	—

Net loss	$(9,862,746)	$(2,758,101)	$(1,152,649)

Basic and diluted loss per common share from continued operations	$(1.46)	$(0.58)	$(0.35)

Basic and diluted loss per common share from discontinued operations	(0.22)	(0.11)	—

Basic and diluted loss per common share from extraordinary gain of Exelgen acquisition	—	0.15	—

Basic and diluted loss per common share	$(1.68)	$(0.54)	$(0.35)

Weighted average shares outstanding	5,864,149	5,131,951	3,281,360

Balance Sheet Data
Total Current Assets	$1,845,582	$8,283,180	$2,797,861
Total Assets	8,368,853	20,038,052	9,501,958
Total Current Liabilities	7,101,637	6,861,578	586,967
Total Liabilities	7,105,574	10,105,103	4,373,036
Total Stockholders’ Equity	$1,263,279	$9,932,949	$5,128,922

Commonwealth Biotechnologies, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with “Selected Financial Data” and the Company’s Audited Financial Statements and Notes thereto included within.

Overview

Commonwealth Biotechnologies, Inc. (the “Company” or “CBI”) is a specialized life sciences outsourcing business that offers cutting-edge expertise and a complete array of discovery chemistry and biology products and services through its subsidiary companies: CBI Services, Fairfax Identity Labs (“FIL”) and Mimotopes Pty Limited (“Mimotopes”). In March 2008, the company entered into a Joint Venture with Beijing-based, Venturepharm Laboratories, Ltd. in order to offer high throughput, low cost drug discovery services through new facilities in China. As of September 30, 2008 Exelgen Limited (“Exelgen”) (formerly Tripos Discovery Research Ltd) was closed and is recorded on the annual statements as a discontinued operation.

Business Units

Revenues from all business units are derived principally from providing macromolecular synthetic and analytical services to researchers in the biotechnology industry or to researchers who are engaged in life sciences research in government or academic labs throughout the world. This arrangement distinguishes CBI from many other biotechnology companies in that revenues are derived from services rather than from the successful commercialization of a new biotechnology product. CBI believes that Mimotopes, CBI Services and FIL have all developed a strong reputation as leading providers in their respective markets. Finally, in 2008 CBI entered into a Joint Venture with Beijing based Venturepharm Laboratories, Inc. in anticipation of being able to provide scale and scope to its current offerings. The areas of expertise and value propositions are outlined below:

At its Richmond location, CBI Services’ core competencies are in the area of genomics and proteomics, principally serving the early stage research and development needs of its clients. These support true drug discovery at the most fundamental stage but also support many of the pre-clinical needs of our clients and, most recently, several clinical trials are being supported. We provide these services under the FDA’s Good Laboratory Practices (GLP) Guidelines (21CFR Part 58). CBI is also able to provide clinical trial support under Good Clinical Practices (GCP) Guidelines by virtue of its Clinical Laboratory Improvement Act (CLIA) certification. Finally, CBI is increasing its capability to provide Good Manufacturing Practices (GMP) support for drug product release and drug product testing criteria.

A unique feature of the Richmond location is its Bio-Safety Level 3 (BSL-3) laboratory and it’s CDC Registration for Select Agents. The company has capabilities in the area of bacterial and viral organisms and a very strong program in bio-threat toxin analysis. This capability has been at the core of the company’s government-based contracts.

Commonwealth Biotechnologies, Inc.

Also at the Richmond location is Fairfax Identity Laboratories (FIL). FIL has been at the forefront of DNA technology of profiling for identity since it opened its doors in 1990. FIL’s rigorous standards are designed to provide credible evidence that affects decisions regarding criminal trials, paternity, immigration, estate settlement, adoption, and other issues of identity. FIL provides Forensics, Paternity and Convicted Offender DNA Index System (“CODIS”) services to government and private concerns. FIL is accredited by the American Association of Blood Banks, the National Forensic Science Technology Center, and the Department of Health, State of New York. All testing is done under CLIA guidelines. Its employees have extensive laboratory and courtroom experience.

The Melbourne-based Mimotopes Pty Ltd was acquired by CBI in 2007. It provides world class research grade peptide synthesis and analysis. They also have several proprietary technologies for the preparation of peptide and small molecule libraries for drug discovery and for epitope analysis in support of its clients’ vaccine development programs. They also have a formal peptide alliance with Genzyme Pharmaceuticals, a world class provider of GMP pharmaceutical grade peptides and also enjoys a strong relationship with GL Biochem, a Shanghai-based peptide synthesis and reagent company.

CBI’s China based Joint Venture (JV) with Venturepharm Laboratories, Ltd was signed in March, 2008. Its development has been very disappointing to date with no revenues generated and no clear indication that the China based facilities, which were to be the flagship of the JV, will come on line anytime soon.

All business units cater to the outsourcing requirements of pharmaceutical and biotechnology companies for reagents (such as peptides, proteins and small molecules), as well as drug research and development. The adoption of outsourcing by the pharmaceutical and biotechnology industries is driven by three major deliverables:

(1) Speed. Faster discovery results accelerate the time to fail or advance a drug through the development pipeline. Eliminating bad leads early or shaving weeks or months from the time it takes to get a drug to market can mean millions of dollars in cost savings.

(2) Quality. All the advantages of an accelerated drug discovery program can be jeopardized if the results do not meet the strict quality standards of the pharmaceutical industry. High quality results depend on quality control, quality equipment and quality people.

(3) Cost. Speed and quality are necessary but insufficient conditions for success. The economic scarcity problem of unlimited wants and needs and limited resources applies to drug discovery outsourcing as well. The more suppliers can offer for less, the more successful they will be.

The Outsourcing Opportunity:

According to Frost & Sullivan, in 2007, pharma and biotech companies outsourced $57 billion to contract research ($17 billion) and contract manufacturing ($40 billion) companies. That is expected to grow at 13% through 2011 to $80 billion. The industry estimates on how much goes to research and development outsourcing are somewhat disparate but generally fall in the $15-20 billion range. By any measure, the market is large and growing rapidly. It is being driven heavily by the industry’s need to contain costs internally and to enhance pipeline product opportunities by entering into co-development relationships with partners. In many cases, the partners are service providers providing in kind support, access to proprietary technologies, IP enhancement, and the like.

Commonwealth Biotechnologies, Inc.

For CBI, the opportunity is without limit. For example, the results of a recent survey are very clearly pointing to an increasing reliance on drug development outsourcing within the industry. Some key findings.

•	Our traditional client base will increase outsourcing in 2009 and;

•	More specifically, the clients will increase R&D outsourcing in 2009 and;

•	More importantly, they will be looking for “strategic” relationships rather than “tactical” providers of services simply on an “as needed” basis.

Interestingly, the principal “complaints” about providers in this sector were heavily weighted in intangibles rather than the deliverables of quality, timeliness, and cost. Comments regarding inflexibility, failure to take ownership, lack of commitment, poor customer service, and lack of communication were common.

So, while CBI will still welcome tactical relationships, becoming a strategic partner to our clients has to be our long term strategy. Management believes CBI will be able to compete effectively in this new business environment. CBI has huge intellectual capital to bring to its clients and, in fact, the principal conclusion from an independent Branding/Customer satisfaction survey of CBI’s clients was that CBI’s intellectual input to a project was the main differentiator between it and its competitors. Further, in the areas where the industry leaders found deficiencies (i.e., flexibility, taking ownership, commitment, customer service, communication), CBI was found to excel.

The opportunities are there and management believes CBI can thrive under this new business paradigm.

Going Concern

The accompanying financial statements have been prepared on a going concern basis which contemplates realization of assets and satisfaction of liabilities in the normal course of business. If the Company is unable to improve operating results and meet its debt obligations, it may have to cease operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Total losses for the Company were $9,862,746 and $2,758,101 for the years ended December 31, 2008 and 2007 respectively. Recent operating losses may continue into future periods and there can be no assurance by management that the Company’s financial outlook will improve. For the year ended December 31, 2008 and 2007, losses from continuing operations were $8,570,723 and $2,979,800 respectively. Losses resulting from the goodwill impairment amounted to $3,152,739 in 2008. Losses resulting from the extinguishment of debt were $1,202,419 in 2008. Losses resulting from the discontinued operation in 2008 and 2007 were $1,292,023 and $561,134 respectively. In 2007, the Company reported a gain from the purchase of Exelgen in the amount of $782,833.

The Company generated negative cash flows of $2,290,159 in 2008, compared to an increase in cash of $1,129,540 in 2007. Net working capital as of December 31, 2008 and December 31, 2007 was ($5,256,055) and $1,421,602 respectively. The negative working capital is primarily due to continuing losses and increased debt obligations in 2008.

Commonwealth Biotechnologies, Inc.

As of December 31, 2008, the Company had $243,751 in cash and cash equivalents, which was an 89.9% decrease over the cash balance at December 31, 2007. This decrease is primarily due to cash utilized by Exelgen prior to the decision to discontinue the operation. Management believes the discontinuation of the Exelgen operations should improve cash flows going forward.

Cash used by operating activities was $1,366,425 in 2008 as compared to cash used by operating activities of $867,728 in 2007. The increase resulted from additional operating losses sustained by the Company.

Cash provided by investing activities for 2008 was $52,258 in comparison to cash provided by investing activities of $2,211,069 in 2007. The net change relates primarily to net cash acquired in the acquisition of Exelgen offset by the cost of acquiring Mimotopes. In addition, the 2008 activities reflect management’s decision to reduce the purchase of capital expenditures.

Cash provided by financing activities for 2008 was $185,865 as compared to cash used of $508,849 in the 2007 Period. During 2008, the Company entered into multiple debt agreements providing $1,000,000 of proceeds to offset current losses and debt payments. The Company reduced the principal amount on the mortgage through a one-time payment of $400,000 as required by the lender. Elimination of capital lease payments associated with the discontinued operation is estimated to reduce the cash outflow of the Company by over $1 million over the next twelve months.

The elimination of the Exelgen operation should benefit the Company’s overall cash position. Additional cash resources will no longer be needed for the payments of the capital leases. The Company estimates a savings of $1.1 million over the remaining life of the Exelgen leases which were due to expire in December 2009.

During 2009, the Company expects to re-negotiate the terms of its outstanding mortgage debt which becomes due in November 2009, including any non compliance covenants which causes the Company to be in default. The Company also believes that it will be able to satisfy its current debt obligations with LH Financial and Fornova through the issuance of common stock in lieu of cash payment. Subject to compliance with NASDAQ listing standards, the Company believes it will be able to satisfy its debt obligations.

Management has taken steps to improve the cash flow and liquidity of the Company. The Company has discontinued Exelgen operations, which entered into administration (See Note 14) as well as reduced personnel levels and marketing expenditures, curtailed costs, deferred directors’ fees and a portion of employees’ salaries. The Company has also reduced or delayed expenditures on items deemed non-critical to operations. In addition, the Company evaluates consolidated activities for each operation and takes advantage of opportunities where synergies exist. During 2008, the Company implemented a Profit Recovery Plan which outlines clear objectives related to the following:

•	Strengthening of cash position to protect solvency through cost reduction efforts

•	Maximizing revenue contracts in pharmaceutical and governmental sectors

•	Monitoring monthly operations against budget projections

•	Increase in sales

The cash position of the Company will again remain uncertain in 2009. However, the Company will continue to address the immediate needs for cash and liquidity through an aggressive approach on a number of fronts. As indicated previously, when confronted with static revenues and declining cash

Commonwealth Biotechnologies, Inc.

reserves, management reduced staffing through layoffs and attrition and reduced or eliminated non-production related expenditures. Fiscal practices have been strictly enforced which restrict all material purchases to service on-going work only and serve to minimize all material inventories. Management will continue adhering to these policies for the foreseeable future.

The lack of adequate cash resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. The Company is actively exploring the availability of varying financial and strategic transactions, which, if consummated, would address the Company’s need to improve its financial condition and/or its operations.

There can be no assurance that any funds required during the next twelve months or thereafter can be generated from operations, that if such required funds are not internally generated that funds will be available from external sources, such as debt or equity financing or other potential sources or that any funds received would suffice to improve the Company’s financial condition.

During the last year, the Company’s business has undergone substantial change in relation to size, scale and scope of activities. The Company has developed significant capacity in peptide chemistry through the acquisition of Mimotopes. This strategic transaction complements the core capabilities in genomics and proteomics at CBI Services and FIL. In addition, resources have been invested in the establishment of VenturePharm Asia. The Company views this relationship as a key strategy in expanding production capabilities and services which will further the Company’s ability to compete in the global market.

As a result of the above, there is substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

The Company’s independent auditors have included a paragraph emphasizing “going concern” in their report on the 2008 financial statements. These financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

Results of Operations

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

All financial comparisons are for continuing operations unless otherwise noted for discontinued operations or extraordinary item.

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

Commonwealth Biotechnologies, Inc.

Total revenues increased by $410,185 or 4.5% from $9,025,309 during 2007 to $9,435,494 during 2008.

Revenues realized from commercial contracts decreased by $358,315 or 5.6%, from $5,535,987 during 2007 to $5,177,672 during 2008. Growth in both peptide and synphase revenues provided an increase of $177,344 in commercial revenue for Mimotopes. CBI Services experienced a decrease in commercial revenues of $493,606. The decrease reflects the re-allocation of budget funds shifted towards the private sector where higher profit margins can be achieved.

Revenues realized from various government contracts increased by $222,750 or 14.7%, from $1,518,363 during 2007 to $1,741,113 during 2008. The addition of bio-security based government contracts awarded in the current year led to this increase.

Genetic identity increased by $514,458 or 36.5%, from $1,409,989 during 2007 to $1,924,447 during 2008. The genetic identify sector has grown both organically and through the expansion of service into the global market in both paternity and forensics related services.

Clinical testing decreased by $38,432 or 9.6%, from $399,765 during 2007 to $361,333 during 2008. The decrease resulted from the completion of a clinical trial during the first quarter of 2008 year.

Cost of Services

Cost of services consists primarily of costs associated with direct materials, direct labor and overhead. Cost of services decreased slightly by $224,477 or 3.03%, from $7,448,265 in 2007 to $7,223,788 in 2008. Cost of services as a percentage of revenue decreased from 82.5% in 2007 to 76.6% in 2008. This decrease is reflective of management’s continued effort to reduce expenses, monitor costs and capitalize on cost synergies that exist across the Company.

Direct labor decreased by $126,459 from $2,211,355 in 2007 to $2,084,896 in 2008. In addition, the cost of direct labor as a percentage of revenue decreased from 24.5% in 2007 to 22.1% in 2008. The decrease as a percentage of revenue primarily relates to the shift in revenues that are less labor intensive in nature.

Direct materials increased by $241,334 or 12.0%, from $2,009,838 in 2007 to $2,251,172 in 2008. Costs of materials as a percentage of revenue increased slightly, from 22.3% to 23.9% in 2007 and 2008, respectively. This increase, as a percentage of revenue, correlates to the shift in revenues which are less labor intensive and rely on a greater usage of materials.

Overhead represents costs such as indirect labor, depreciation, freight charges, repairs, facility maintenance and utilities. Overhead decreased by $339,352 or 10.5%, from $3,227,072 in 2007 to $2,887,720 in 2008. The cost of overhead as a percentage of revenue decreased from 35.8% in 2007 to 30.6% in 2008. Cost reduction strategies implemented by management have benefited the Company in its ability to offset overall company costs including overhead.

Sales, General and Administrative

Sales, general and administrative expenses (“SGA”) consist primarily of compensation and related costs for administrative, marketing and sales personnel, facility expenditures, professional fees, consulting, taxes, and depreciation. Total SGA costs increased $591,308 or 12.5%, from $4,137,410 in 2007 to $4,728,718 in 2008. As a percentage of revenue, these costs increased from 45.8% in 2007 to 50.1% in 2008.

Commonwealth Biotechnologies, Inc.

Total general and administrative expenses increased by $742,902 or 24.6%, from $3,034,723 in 2007 to $3,777,625 in the 2008 Period. As a percentage of revenue, these costs increased from 33.6% in 2007 to 40.0% in 2008. Of significance, the Company incurred higher costs associated with professional and consulting fees in the 2008 Period. Increased fees are representative of additional services rendered in connection with the prior year acquisitions and current year activities pertaining to VenturePharm Laboratories Limited.

Total sales and marketing costs decreased by $151,594 or 13.7%, from $1,102,687 in 2007 to $951,093 in 2008. This decrease was primarily due to the elimination of sales and marketing staff which led to the reorganization of territories for the remainder of the staff.

Other Income (Expenses)

Interest income decreased by $63,864 or 82.3%, from $77,589 in 2007 to $13,725 in 2008 resulting from a decrease in interest earning investments.

Other expenses incurred by the Company include interest, amortization and exchange gains and losses and the write off of goodwill. Interest and amortization increased by $5,634,277 or 1,343.8%, from $497,023 in 2007 to $6,067,435 in 2008. The increase is mainly attributable to approximately $2,259,229 of interest costs on the December 2007 issuance of convertible debt in a subscription agreement between the Company and LH Financial. At December 31, 2008, the Company had $3,152,739 in goodwill related to the acquisitions of Fairfax Identity Labs in 2004 and Mimotopes in 2007. The Company has evaluated goodwill and has determined that it was fully impaired as of December 31, 2008. On September 18, 2008, the Company entered into a modification, waiver and acknowledgement agreement with LH Financial. The Company reported a loss of $1,202,419 for the extinguishment of debt relative to the modification of the original agreement in September 2008 (See Note 15).

Discontinued Operations

On September 23, 2008, the Company’s wholly owned subsidiary, Exelgen Limited (“Exelgen”) entered into administration under the jurisdiction of the High Court of Justice, Bristol District Registry, Chancery Division, in the United Kingdom (the “High Court”). Exelgen filed a Notice of appointment of an administrator effective September 23, 2008.

Administration is the United Kingdom’s insolvency process, which is governed by the Enterprise Act of 2002. A company must be insolvent as defined in the Insolvency Act of 1986 in order to qualify for administration. Administration is designed to enable a business to be held together while plans are formed either to put in place a financial restructuring to rescue the company, or to sell the business and assets to produce a better result for creditors than would be achieved at liquidation. Exelgen is subject to the protection of the High Court and creditors’ enforcement actions and will be automatically stayed while the administrators formulate plans to the sell the business and assets.

The Company’s decision and approval by the Board of Directors to enter Administration for the Exelgen operation was based upon various profitability analyses and projections. The subsidiary’s inability to support existing operational costs despite restructuring, combined with the lack of securing new contracts,

Commonwealth Biotechnologies, Inc.

were key factors supporting this action. In the coming period, the appointed administrator will actively pursue the sale of these assets on an individual basis. The Company reported a loss from discontinued operations of $1,292,023 and $561,134 in 2008 and 2007, respectively.

Extraordinary Gain

The Company reported an extraordinary gain from the purchase of Exelgen during the 2007 Period. The purchase price of Exelgen was $1,475,000 (including acquisition costs). Total assets acquired amounted to $8,249,000 and the Company assumed liabilities of $5,991,000 resulting in negative goodwill of $783,000 which is recorded as an extraordinary gain on the statement of operations.

Liquidity and Capital Resources

The accompanying financial statements have been prepared on a going concern basis which contemplates realization of assets and satisfaction of liabilities in the normal course of business. If the Company is unable to improve operating results and meet its debt obligations, it may have to cease operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Total losses for the Company were $9,862,746 and $2,758,101 for the year ended December 31, 2008 and 2007 respectively. Recent operating losses may continue into future periods and there can be no assurance by management that the Company’s financial outlook will improve. For the year ended December 31, 2008 and 2007, losses from continuing operations were $8,570,723 and $2,979,800 respectively. Losses resulting from the goodwill impairment amounted to $3,152,739. Losses resulting from the extinguishment of debt were $1,202,419 in 2008. Losses resulting from the discontinued operation were $1,292,023 and $561,134 respectively. In 2007, the Company reported a gain from the purchase of Exelgen in the amount of $782,833.

The Company generated negative cash flows of $2,290,159 in 2008 compared to an increase in cash of $1,129,540 in 2007. Net working capital as of December 31, 2008 and December 31, 2007 was ($5,256,055) and $1,421,602 respectively. The negative working capital in the current period is primarily due to continuing losses and increased debt obligations in 2008.

As of December 31, 2008, the Company had $243,751 in cash and cash equivalents which represented an 89.9% decrease from the cash balance at December 31, 2007. This decrease is primarily due to cash utilized by Exelgen prior to the decision to discontinue the operation which should improve cash flows going forward.

The 2008 Period reflects cash used by operating activities of $1,366,425 as compared to cash used by operating activities of $867,728 during the 2007 Period. The increase over the prior period resulted from additional operating losses sustained by the Company.

Cash provided by investing activities for the 2008 Period was $52,258 in comparison to cash provided by investing activities of $2,211,069 in the 2007 Period. The net change relates primarily to net cash acquired in the acquisition of Exelgen offset by the cost of acquiring Mimotopes. In addition, current year activities reflect management’s decision to reduce the purchase of capital expenditures in 2008.

Commonwealth Biotechnologies, Inc.

Cash provided by financing activities for 2008 was $185,865 as compared to cash used of $508,849 in the 2007 Period. During the 2008 year, the Company entered into multiple debt agreements providing $1,000,000 of proceeds to offset current losses and debt payments. The Company reduced the principal amount on the mortgage through a one-time payment of $400,000 as required by the lender. Elimination of capital lease payments associated with the discontinued operation is estimated to reduce the cash outflow of the Company by over $1 million during the next twelve months.

The elimination of the Exelgen operation should benefit the Company’s overall cash position. Additional cash resources will no longer be needed for the payments of the capital leases. The Company estimates a savings of $1.1 million over the remaining life of the Exelgen leases which were due to expire in December 2009.

During 2009, the Company expects to re-negotiate the terms of its outstanding mortgage debt which becomes due in November 2009, including any non compliance with covenants which causes the Company to be in default. The Company also believes that it will be able to satisfy its current debt obligations with LH Financial and Fornova through the issuance of common stock in lieu of cash payment. Subject to compliance with NASDAQ listing standards, the Company believes it will be able to satisfy its debt obligations.

Management has taken steps to improve the cash flow and liquidity of the Company. The Company has discontinued Exelgen operations, which entered into administration (See Note 14) as well as reduced personnel levels and marketing expenditures, curtailed costs, deferred directors’ fees and a portion of employees’ salaries. The company has also reduced or delayed expenditures on items deemed non-critical to operations. In addition, the Company evaluates consolidated activities for each operation and takes advantages of opportunities where synergies exist. During 2008, the Company implemented a Profit Recovery Plan which outlines clear objectives related to the following:

•	Strengthening of cash position to protect solvency through cost reduction efforts

•	Maximizing revenue contracts in pharmaceutical and governmental sectors

•	Monitoring monthly operations against budget projections

•	Increase in sales

In October 2008, NASDAQ Marketplace placed a temporary hold on Rule 4310(C4), which requires a listed business’ shares to close above $1 at least once in a 30 day period. The temporary hold is to remain in place till January 16, 2009. Due to the extent that the Company does not apply to Rule 4310 (C4) after January 16, 2009, Nasdaq will require that the Company needs to obtain compliance in this issue or be subject to delisting. On March 23, 2009, NASDAQ Marketplace announced its decision to extend the suspension of the ruling until Monday July 20, 2009.

The Company’s business has undergone substantial change in relation to size, scale and scope of activities. During this time, the Company has developed significant capacity in peptide chemistry through the acquisition of Mimotopes. This strategic transaction compliments the core capabilities in genomics and proteomics at CBI Services and FIL. In addition, significant resources have been invested in the establishment of Venturepharm Asia. The Company views this relationship as a key strategy in expanding production capabilities and services which will further the Company’s ability to compete in the global market.

Commonwealth Biotechnologies, Inc.

If operational results do not continue to improve, the Company will seek to obtain additional funding from VenturePharm Laboratories Limited. The Company has a $3 million call option from VPL to CBI (see Note 17).

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. The Statement does not require any new fair value measurements and was initially effective for the Company beginning January 1, 2008. In February 2008, the FASB approved the issuance of FASB Staff Position (FSP) FAS 157-2. FSP FAS 157-2 defers the effective date of SFAS No. 157 until January 1, 2009 for nonfinancial assets and nonfinancial liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis. Adoption of SFAS No. 157 for financial assets and liabilities did not have a material effect on the Company’s results of operations or financial position.

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

In April 2008, the FASB issued Staff Position 142-3 (“FSP FAS 142-3), “Determination of the Useful Life of Intangible Assets”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under FASB No. 142 “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of the expected cash flows used to measure the fair value of the asset under FASB No. 141, “Business Combinations” and other U.S. generally accepted accounting principles. The Company has determined there is no material impact to the consolidated financial statements upon the recent adoption of FSP FAS No. 142-3.

In December 2007, the FASB issued SFAS No. 160, Non controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, to create accounting and reporting standards for the non controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 establishes accounting and reporting standards that require (1) the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the consolidated balance sheet within equity, but separate from the parent’s equity, (2) the amount of consolidated net income attributable to the parent and the non controlling interest to be clearly identified and presented on the face of the consolidated statement of income, (3) changes in a parent’s ownership interest while the parent retains its controlling

Commonwealth Biotechnologies, Inc.

financial interest in its subsidiary to be accounted for consistently, (4) when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary to be initially measured at fair value, and (5) entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and prohibits early adoption. Management has completed its review of the new guidance and determined there to be no material impact to the Company’s results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. Management has adopted SFAS No. 159, the effect of implementation is not material to the Company’s results of operations or financial position as no such elections have been made.

In March, 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133. Statement 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities; and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Specifically, Statement 161 requires:

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

In June 2008, the FASB ratified the consensus reached on Emerging Issues Task Force (“EITF”) Issue No. 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF No. 07-05). EITF No. 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, EITF No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. The Company has determined EITF No. 07-05 does not apply at December 31, 2008, but will evaluate at March 31, 2009.

In May 2008, the FASB issued Financial Accounting Standards Board Staff Position Accounting Principles Board 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“APB 14-1”). APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash, or other assets, on conversion to separately account for the debt and equity components in a manner that reflects the issuer’s non-convertible debt

Commonwealth Biotechnologies, Inc.

borrowing rate. APB 14-1 is effective for fiscal years beginning after December 15, 2008 and is applied retrospectively to all periods presented with a cumulative effect adjustment to the beginning retained earnings. We believe that the impact of adopting APB 14-1 could have a material effect on the consolidated financial statements, but are currently evaluating.

In May 2008, the FASB issued FASB Statement No. 163, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. Management does not expect the adoption of the provision of SFAS No. 162 to have a material impact on the consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP 157-3 clarifies the application of SFAS No. 157 in determining the fair value of a financial asset during periods of inactive markets. FSP 157-3 was effective as of September 30, 2008 and did not have a material impact on the Company’s consolidated financial statements.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, Disclosure by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities. FSP FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP requires only additional disclosures concerning transfers of financial assets and interests in variable interest entities and adoption of the FSP will not affect the Company’s financial condition, results of operations or cash flows.

Corporate Guidance

As a consequence of the Sarbanes-Oxley Act, the NASDAQ imposed certain changes in the rules of corporate governance which are aimed at strengthening its listing standards. The Securities and Exchange Commission (SEC) approved the rules imposed by NASDAQ which include:

•	CBI’s Board is composed of four independent and two employee directors.

•	The independent directors serve on the three principal committees: Audit, Compensation and Nominating.

•	The independent directors meet in executive session at each quarterly Board meeting.

•	At least one independent director, Mr. Samuel P. Sears, who serves on the Audit Committee, meets all of the requirements as defined by the SEC for being a “financial expert.”

The Audit Committee reviews and approves all related-party transactions. CBI has adopted a formal Corporate Code of Conduct. Copies are available on request from Dr. Richard Freer, Chief Operating Officer, and on the Company’s website at
www.cbi-biotech.com

Commonwealth Biotechnologies, Inc.

Critical Accounting Policies

A summary of the Company’s critical accounting policies follows:

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

Goodwill

Goodwill is recognized for the excess of purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. The Company reviews and accounts for the impairment of goodwill in accordance with SFAS No. 142. Goodwill that has an indefinite useful life is not amortized, but instead is tested for impairment at least annually or whenever circumstances indicate potential impairment by comparing the carrying value of the reporting unit to its estimated fair value. The Company bases its estimates of fair value on projected cash flows. At December 31, 2008, the Company had $3,152,739 in goodwill related to the acquisitions of Fairfax Identity Labs in 2004 and Mimotopes in 2007. The Company has evaluated goodwill and has determined that impairment exists as of December 31, 2008.

Impairment of Long-Lived Assets

The Company reviews and accounts for the impairment of long-lived assets other than goodwill, including property and equipment and certain other non current assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Long-lived assets besides goodwill are reviewed for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. For long-lived assets other than goodwill that are to be held and used in operations, an impairment is indicated when the estimated total undiscounted cash flow associated with the asset or group of assets is less than carrying value. If impairment exists, an adjustment is made to write off the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value.

Commonwealth Biotechnologies, Inc.

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

Among the factors that could cause the actual results to differ materially from those projected are the following:

•	business conditions and the general economy,

•	the development and implementation of the Company’s long-term business goals,

•	federal, state, and local regulatory environment,

•	lack of demand for the Company’s services,

•	the ability of the Company’s customers to perform services similar to those offered by the Company “in-house,”

•	potential cost containment by the Company’s customers resulting in fewer research and development projects,

•	the Company’s ability to receive accreditation to provide various services, including, but not limited to paternity testing

•	the Company’s ability to hire and retain highly skilled employees,

•	the Company’s ability to raise additional equity financing,

•	the Company’s inability to pay debt obligations.

Other risks, uncertainties, and factors that could cause actual results to differ materially from those projected are detailed from time to time in reports filed by the company with the Securities and Exchange Commission, including Forms 8-K, 10-QSB, and 10-KSB.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

  Stockholders of Commonwealth Biotechnologies, Inc.

Richmond, Virginia

We have audited the accompanying consolidated balance sheet of Commonwealth Biotechnologies, Inc. and Subsidiaries as of December 31, 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, consolidated the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Biotechnologies, Inc. and Subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations and inability to generate sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Witt Mares, PLC

Richmond, Virginia

March 27, 2009

Report of Independent Registered Public Accounting Firm

Board of Directors

Commonwealth Biotechnologies, Inc.

Richmond, Virginia

We have audited the accompanying balance sheet of Commonwealth Biotechnologies, Inc and subsidiaries. as of December 31, 2007 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, financial position of Commonwealth Biotechnologies, Inc. and subsidiaries as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Richmond, Virginia

April 8, 2008 except for Note 14 which is as of March 31, 2009

Commonwealth Biotechnologies, Inc.

Financial Statements

Consolidated Balance Sheets

	December 31,
	2008	2007
Assets
Current assets
Cash and cash equivalents	$243,751	$2,388,437
Investments	64,790	—
Accounts receivable, net of allowance for doubtful accounts of approximately $64,000 and $176,000	1,447,615	1,507,217
Inventory (Note 18)	—	102,004
Prepaid assets and other assets	89,426	154,737
Assets of discontinued operations	—	4,130,785

Total current assets	1,845,582	8,283,180

Property and equipment, net (Note 2)
Total	6,357,752	7,475,639

Other assets
Restricted cash (Note 6)	72,469	88,370
Deferred financing fees	93,050	254,783
Deposits	—	4,500
Assets of discontinued operations	—	687,849
Goodwill	—	3,243,731

Total other assets	165,519	4,279,233

Total	$8,368,853	$20,038,052

See accompanying summary of accounting policies and notes to financial statements

Commonwealth Biotechnologies, Inc.

Consolidated Balance Sheets (continued)

	December 31,
	2008	2007
Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of long term debt (Note 3)	$5,212,498	$657,593
Accounts payable	1,119,409	1,220,880
Other current liabilities	246,896	255,995
Accrued payroll liabilities	417,827	337,314
Interest payable	102,676	18,858
Deferred revenue	2,331	24,445
Liabilities of discontinued operations	—	4,346,493

Total current liabilities	7,101,637	6,861,578

Long-term debt, less current maturities (Note 3)	3,937	3,153,656
Long term liability of discontinued operations	—	89,869

Total liabilities	7,105,574	10,105,103

Commitments and contingencies (Notes 3 and 4)
Stockholders’ equity
Preferred stock, no par value 1,000,000 shares authorized - none outstanding	—	—
Common stock, no par value, 100,000,000 shares authorized, 2008 - 6,465,734 - 2007 - 5,520,545 issued and outstanding	—	—
Additional paid-in capital	24,453,298	22,595,023
Restricted stock	(100,333)	(200,667)
Accumulated other comprehensive income (loss) (Note 7)	(83,251)	682,282
Accumulated deficit	(23,006,435)	(13,143,689)

Total stockholders’ equity	1,263,279	9,932,949

Total	$8,368,853	$20,038,052

See accompanying summary of accounting policies and notes to financial statements

Commonwealth Biotechnologies, Inc.

Consolidated Statements of Operations

	December 31,
	2008	2007
Revenues
Genetic identity	$1,924,447	$1,409,989
Government contracts	1,741,113	1,518,363
Clinical services	361,333	399,765
Commerical contracts	5,177,672	5,535,987
Other revenue	230,929	161,205

Total revenues	9,435,494	9,025,309

Cost of services
Direct materials	2,251,172	2,009,838
Direct labor	2,084,896	2,211,355
Overhead	2,887,720	3,227,072

Total cost of services	7,223,788	7,448,265

Gross profit	2,211,706	1,577,044

Selling, general and administrative
Total SG&A	4,728,718	4,137,410

Operating loss	(2,517,012)	(2,560,366)

Other income/(expense)
Exchange losses	—	(83,761)
Realized losses	(82,257)	—
Interest expense	(1,630,020)	(413,262)
Goodwill impairment	(3,152,739)	—
Loss on debt extinguishment (Note 15)	(1,202,419)	—
Other income	13,724	77,589

Total other income/(expense)	(6,053,711)	(419,434)

Loss from continuing operations	(8,570,723)	(2,979,800)

Loss from discontinued operations (Note 14)	(1,292,023)	(561,134)

Extraordinary items Gain on acquisition of Exelgen (Note 13)	—	782,833

Net loss	$(9,862,746)	$(2,758,101)

Basic and diluted loss per common share from continued operations before extraordinary gain	(1.46)	(0.58)
Basic and diluted loss per common share from from discontinued operation before extraordinary gain	(0.22)	(0.11)
Basic and diluted loss per common share after extrordinary gain	$(1.68)	$(0.69)

See accompanying summary of accounting policies and notes to financial statements

Commonwealth Biotechnologies, Inc.

Consolidated Statements of Stockholders’ Equity

	Number of Common Shares Outstanding	Additional Paid-in Capital	Restricted Stock	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total
Balance January 1, 2007	3,322,769	$15,823,614	$(301,000)	$(8,104)	$(10,385,588)	$5,128,922
Issuance of common stock of Mimotopes	2,150,000	4,622,550	—	—	—	4,622,550
Issuance of common stock	4,998	23,892	—	—	—	23,892
Stock options exercised	42,778	43,549	—	—	—	43,549
Relative fair value of warrants and beneficial conversion impact on convertible securities	—	1,950,000	—	—	—	1,950,000
Restricted stock	—	—	100,333	—	—	100,333
Stock option expense	—	131,418	—	—	—	131,418
Net loss	—	—	—	—	(2,758,101)	(2,758,101)
Change in unrealized gain on interest rate swap	—	—	—	8,104	—	8,104
Foreign currency gain	—	—	—	682,282	—	682,282
Total comprehensive loss	—	—	—	—	—	(2,067,715)

Balance December 31, 2007	5,520,545	$22,595,023	$(200,667)	$682,282	$(13,143,689)	$9,932,949
Issuance of common stock	125,000	35,000	—	—	—	35,000
Stock options exercised	3,817	18,321	—	—	—	18,321
Issuance of VenturePharm Stock	463,426	1,000,000	—	—	—	1,000,000
Relative fair value of warrants and beneficial conversion impact on convertible securities	352,946	714,954	—	—	—	714,954
Restricted stock	—	—	100,334	—	—	100,334
Stock option expense	—	90,000	—	—	—	90,000
Net loss	—	—	—	—	(9,862,746)	(9,862,746)
Change in unrealized loss on investments	—	—	—	(253,699)	—	(253,699)
Foreign currency loss	—	—	—	(511,834)	—	(511,834)
Total comprehensive loss	—	—	—	—	—	(10,628,279)

Balance December 31, 2008	6,465,734	$24,453,298	$(100,333)	$(83,251)	$(23,006,435)	$1,263,279

See accompanying summary of accounting policies and notes to financial statements

Commonwealth Biotechnologies, Inc.

Consolidated Statements of Cash Flows

	Year Ended
	December 31, 2008	December 31, 2007
Cash flows from operating activities:
Net loss	$(9,862,746)	$(2,758,101)
Adjustments to reconcile net loss to net cash used by operating activities:
Loss on debt extinguishment	1,202,419	—
Extraordinary gain on purchase of Exelgen	—	(782,833)
Loss on disposal of subsidiary	293,298	—
Impairment of goodwill	3,152,739	—
Depreciation and amortization	2,739,949	893,050
Unrealized loss on interest rate swap agreement	50,195	—
Stock-based compensation	208,655	155,359
Realized loss on investments	123,246	—
Interest expense satisfied with the issuance of stock	106,831	—
Changes in:
Accounts receivable	1,043,822	(203,783)
Prepaid expenses and inventory	186,271	(900,846)
Accounts payable and other current liabilities	(318,239)	2,631,627
Deposits	4,500	(4,500)
Deferred revenue	(297,365)	102,299

Net cash used by operating activities	(1,366,425)	(867,728)

Cash flows from investing activities:
Purchase of Exelgen	—	2,809,679
Proceeds from the sale of investments	58,265	—
Purchases of property, plant and equipment	(6,007)	(147,566)
Purchase of Mimotopes	—	(451,044)

Net cash provided by investing activities	52,258	2,211,069

Cash flows from financing activities:
Issuance of common stock	500,000	—
Principal payments on long term debt	(1,071,578)	(1,892,296)
Deferred financing fees paid	(23,153)	(254,783)
Change in restricted cash	280,596	(355,319)
Proceeds from exercise of of stock option	—	43,549
Proceeds from issuance of convertible debt	—	1,950,000
Proceeds from long term debt	500,000	—

Net cash provided by (used by) financing activities	185,865	(508,849)

Effects of exchange rates	(1,161,857)	295,048
Net increase (decrease) in cash and cash equivalents	(2,290,159)	1,129,540
Cash and cash equivalents, beginning of year	2,533,910	1,404,370

Cash and cash equivalents, end of year	$243,751	$2,533,910

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$321,166	$726,350
Non-cash investing and financing activities
Purchase of equipment through capital lease	$142,964	$26,535
Reduction of convertible debt through issuance of common stock	$145,000	$—
Fair value of stock issued in Mimotopes acquisition	$—	$4,622,550
Receipt of available-for-sale securities through issuance of common stock	$500,000	$—

See Notes to Financial Statements

Commonwealth Biotechnologies, Inc.

Summary of Significant Accounting Policies

Nature of the Business

Commonwealth Biotechnologies, Inc., (the “Company” or “CBI”), was formed on September 30, 1992, for the purpose of providing specialized analytical laboratory services for the life scientist. The Company matured, it re-focused its core business activities and now provides integrated contract research support in four principal areas; bio-defense; laboratory support services for on-going clinical trials; comprehensive contract projects in the private sector; and through it’s Fairfax Identity Labs (FIL) division, for paternity testing, forensic case-work analysis and Convicted Offender Data Base Index System CODIS work. During 2007, the Company acquired Mimotopes Pty, Ltd. which has developed a number of proprietary and patented technologies and is an industry leader in the synthesis of research grade peptides. Exelgen, formally known as Tripos Discovery Research Ltd was acquired June 2007 and was a leading drug discovery services business that provided pharmaceutical and biotechnology companies with novel approaches to drug discovery. However, in September 2008, the decision was made to discontinue the operation. (see Note 14).

Consolidation Policy

The consolidated financial statements include the accounts of Commonwealth Biotechnologies, Inc. and its wholly owned subsidiaries’ Mimotopes Pty, Ltd, Australia and Exelgen, England, until Exelgen was deconsolidated on September 23, 2008 (see Note 14). All inter-company accounts and transactions have been eliminated in consolidation.

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

Commonwealth Biotechnologies, Inc.

Foreign Currency Translation

The Company’s consolidated financial statements are reported in U.S. dollars. Assets and liabilities of foreign subsidiaries are translated using rates of exchange as of the balance sheet dates, and related revenues and expenses are translated at average rates of exchange in effect during the periods. Cumulative translation adjustments have been recorded as a separate component within accumulated other comprehensive income (loss) of stockholders’ equity. Realized gains and losses from foreign currency translations are included in other income (expense).

Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of SFAS No. 157 “Fair Value Measurements”. Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

In February 2008, the FASB issued FSP No. FAS No. 157-2, Partial Deferral of the Effective Date of Statement 157, (“FSP No. 157-2”). FSP No. 157-2 delays the effective date of SFAS No. 157, Fair Value Measurements (“SFAS No. 157”) for all non financial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS No. 157 on nonfinancial liabilities, but does not expect the adoption to have a material impact on its consolidated financial position, results of operations or cash flows.

Assets and liabilities recorded at fair value in the Consolidated Balance Sheets are categorized based upon the level of judgment associated with the inputs used to measure the fair value. Hierarchical levels, defined by SFAS 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1- Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instruments anticipated life. Fair value assets and liabilities that are generally included in this category are certain corporate debt securities, and certain financial instruments classified as derivatives where fair value is based on observable market inputs.

Level 3- Unobservable Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the inputs to the model.

Commonwealth Biotechnologies, Inc.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At times, the Company maintains cash balances in excess of FDIC insured amounts.

Restricted Cash

Restricted cash in Mimotopes represents the amount that is held by a third party in escrow as required under the terms of the Company’s land lease agreement. The total amount held in escrow as of December 31, 2008 is $72,469. Interest income earned on restricted cash is recorded in other interest income.

Investments

The Company classifies its investments in securities as available-for-sale. These investments are carried at the estimated fair value, with unrealized gains and losses reported in other comprehensive income (loss). Upon the sale of a security, the realized net gain or loss is reported in results from operations.

Accounts Receivable

The majority of our accounts receivable are due from trade customers. Credit is extended based on evaluation of our customers’ financial condition and collateral is not required. Accounts receivable payment terms vary and are stated in the financial statements at amounts due from customers net of an allowance for doubtful accounts. Accounts that are outstanding longer than the payment terms are considered past due. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss history, customers’ current ability to pay their obligations to us, the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Inventory

Inventories are stated at the lower of FIFO cost (first-in, first-out method) or market. The Company reviews its recorded inventory periodically and estimates an allowance for obsolete, excess, or slow moving items as necessary.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed principally by the straight-line method over their estimated useful lives providing depreciation and amortization for financial reporting purposes. The cost of repairs and maintenance is expensed as incurred. The estimated useful lives of the assets are as follows:

Years
Buildings	39.5
Laboratory and computer equipment	3 -10
Furniture, fixtures and office equipment	7

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

Goodwill

Goodwill is recognized for the excess of purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. The Company reviews and accounts for the impairment of goodwill in accordance with SFAS No. 142. Goodwill that has an indefinite useful life is not amortized, but instead is tested for impairment at least annually or whenever circumstances indicate potential impairment by comparing the carrying value of the reporting unit to its estimated fair value. The Company bases its estimates of fair value on projected cash flows. At December 31, 2008, the Company had $3,152,739 in goodwill related to the acquisitions of Fairfax Identity Labs in 2004 and Mimotopes in 2007. An analysis was performed, due to the current conditions of the Company and it was determined goodwill was fully impaired as of December 31, 2008.

Impairment of Long-Lived Assets

The Company reviews and accounts for the impairment of long-lived assets other than goodwill, including property and equipment and certain other noncurrent assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Long-lived assets besides goodwill are reviewed for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. For long-lived assets other than goodwill that are to be held and used in operations, an impairment is indicated when the estimated total undiscounted cash flow associated with the asset or group of assets is less than carrying value. If impairment exists, an adjustment is made to write off the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value.

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

Changes in the fair value of the derivative are accounted for through interest expense. The notional principal value of the Company’s swap agreement outstanding as of December 31, 2008 is equal to the outstanding principal balance of the corresponding debt instrument.

Commonwealth Biotechnologies, Inc.

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

Income (Loss) Per Common Share

Basic income (loss) per share has been computed on the basis of the weighted-average number of common shares outstanding. Common shares which can be issued upon exercise of stock options and warrants have not been included in the computation because their inclusion would have been anti-dilutive. Weighted average shares outstanding for basic and diluted loss per common share were 5,864,149 and 5,131,951 for the twelve months ended December 31, 2008 and 2007, respectively (see Note 16).

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

Commonwealth Biotechnologies, Inc.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. The Statement does not require any new fair value measurements and was initially effective for the Company beginning January 1, 2008. In February 2008, the FASB approved the issuance of FASB Staff Position (FSP) FAS 157-2. FSP FAS 157-2 defers the effective date of SFAS No. 157 until January 1, 2009 for nonfinancial assets and nonfinancial liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis. Adoption of SFAS No. 157 for financial assets and liabilities did not have a material effect on the Company’s results of operations or financial position.

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

In April 2008, the FASB issued Staff Position 142-3 (“FSP FAS 142-3), “Determination of the Useful Life of Intangible Assets”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under FASB No. 142 “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of the expected cash flows used to measure the fair value of the asset under FASB No. 141, “Business Combinations” and other U.S. generally accepted accounting principles. The Company has determined there to be no material impact to the consolidated financial statements upon the recent adoption of FSP FAS No. 142-3.

In December 2007, the FASB issued SFAS No. 160, Non controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, to create accounting and reporting standards for the non controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 establishes accounting and reporting standards that require (1) the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the consolidated balance sheet within equity, but separate from the parent’s equity, (2) the amount of consolidated net income attributable to the parent and the non controlling interest to be clearly identified and presented on the face of the consolidated statement of income, (3) changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently, (4) when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary to be initially

Commonwealth Biotechnologies, Inc.

measured at fair value, and (5) entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and prohibits early adoption. Management has completed its review of the new guidance and determined there to be no material impact to the Company’s results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. Management has adopted SFAS No. 159, the effect of implementation is not material to the Company’s results of operations or financial position as no such elections have been made.

In March, 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133. Statement 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities; and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Specifically, Statement 161 requires:

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

In June 2008, the FASB ratified the consensus reached on Emerging Issues Task Force (“EITF”) Issue No. 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF No. 07-05). EITF No. 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, EITF No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. The Company has determined EITF No. 07-05 does not apply at December 31, 2008, but will evaluate at March 31, 2009.

In May 2008, the FASB issued Financial Accounting Standards Board Staff Position Accounting Principles Board 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“APB 14-1”). APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash, or other assets, on conversion to separately account for the debt and equity components in a manner that reflects the issuer’s non-convertible debt borrowing rate. APB 14-1 is effective for fiscal years beginning after December 15, 2008 and is applied

Commonwealth Biotechnologies, Inc.

retrospectively to all periods presented with a cumulative effect adjustment to the beginning retained earnings. We believe that the impact of adopting APB 14-1 could have a material effect on the consolidated financial statements, but are currently evaluating.

In May 2008, the FASB issued FASB Statement No. 163, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. Management does not expect the adoption of the provision of SFAS No. 162 to have a material impact on the consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. FSP 157-3 clarifies the application of SFAS No. 157 in determining the fair value of a financial asset during periods of inactive markets. FSP 157-3 was effective as of September 30, 2008 and did not have a material impact on the Company’s consolidated financial statements.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, Disclosure by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities. FSP FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP requires only additional disclosures concerning transfers of financial assets and interests in variable interest entities and adoption of the FSP will not affect the Company’s financial condition, results of operations or cash flows.

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

1.	Going Concern

The accompanying financial statements have been prepared on a going concern basis which contemplates realization of assets and satisfaction of liabilities in the normal course of business. If the Company is unable to improve operating results and meet its debt obligations, it may have to cease operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Total losses for the Company were $9,862,746 and $2,758,101 for the year ended December 31, 2008 and 2007 respectively. Recent operating losses may continue into future periods and there can be no assurance by management that the Company’s financial outlook will improve. For the year ended December 31, 2008 and 2007, losses from continuing operations were $8,570,723 and $2,979,800 respectively. Losses resulting from the goodwill impairment amounted to $3,152,739 in 2008. Losses resulting from the extinguishment of debt were $1,202,419 in 2008. Losses resulting from the discontinued operation were $1,292,023 and $561,134 respectively. In 2007, the Company reported a gain from the purchase of Exelgen in the amount of $782,833.

The Company generated negative cash flows of $2,290,159 in 2008 compared to an increase in cash of $1,129,540 in 2007. Net working capital as of December 31, 2008 and December 31, 2007 was ($5,256,055) and $1,421,602 respectively. The negative working capital in the current period is primarily due to continuing losses and increased debt obligations in 2008.

As of December 31, 2008, the Company had $243,751 in cash and cash equivalents which resulted in a 89.9% decrease over the cash balance at December 31, 2007. This decrease is primarily due to cash utilized by Exelgen prior to the decision to discontinue the operation which should improve cash flows going forward.

The 2008 Period reflects cash used by operating activities of $1,366,425 as compared to cash used by operating activities of $867,728 during the 2007 Period. The increase over the prior period resulted from additional operating losses sustained by the Company.

Cash provided by investing activities for the 2008 Period was $52,258 in comparison to cash provided by investing activities of $2,211,069 in the 2007 Period. The net change relates primarily to net cash acquired in the acquisition of Exelgen offset by the cost of acquiring Mimotopes. In addition, current year activities reflect management’s decision to reduce the purchase of capital expenditures in 2008.

Cash provided by financing activities for 2008 was $185,865 as compared to cash used of $508,849 in the 2007 Period. During the 2008 year, the Company entered into multiple debt agreements providing $1,000,000 of proceeds to offset current losses and debt payments. The Company reduced the principal amount on the mortgage through a one-time payment of $400,000 as required by the lender. Elimination of capital lease payments associated with the discontinued operation is estimated to reduce the cash outflow of the Company by over $1 million over the next twelve months.

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

The elimination of the Exelgen operation should benefit the Company’s overall cash position. Additional cash resources will no longer be needed for the payments of the capital leases. The Company estimates a savings of $1.1 million over the remaining life of the Exelgen leases which were due to expire in December 2009.

During 2009, the Company expects to re-negotiate the terms of its outstanding mortgage debt which becomes due in November 2009, including any non compliance with covenants which causes the Company to be in default. The Company also believes that it will be able to satisfy its current debt obligations with LH Financial and Fornova through the issuance of common stock in lieu of cash payment. Subject to compliance with NASDAQ listing standards, the Company believes it will be able to satisfy its debt obligations.

Management has taken steps to improve the cash flow and liquidity of the Company. The Company has discontinued Exelgen operations, which entered into administration (See Note 14) as well as reduced personnel levels and marketing expenditures, curtailed costs, deferred directors’ fees and a portion of employees’ salaries. The company has also reduced or delayed expenditures on items deemed non-critical to operations. In addition, the Company evaluates consolidated activities for each operation and takes advantages of opportunities where synergies exist. During 2008, the Company implemented a Profit Recovery Plan which outlines clear objectives related to the following:

•	Strengthening of cash position to protect solvency through cost reduction efforts

•	Maximizing revenue contracts in pharmaceutical and governmental sectors

•	Monitoring monthly operations against budget projections

•	Increase in sales

The cash position of the Company will again remain uncertain in 2009. However, the Company will continue to address the immediate needs for cash and liquidity through an aggressive approach on a number of fronts. As indicated previously, when confronted with static revenues and declining cash reserves, management reduced staffing through layoffs and attrition and reduced or eliminated non-production related expenditures. Fiscal practices have been strictly enforced which restricts all material purchases to service on-going work only and serve to minimize all material inventories. Management will continue adhering to these policies for the foreseeable future.

The lack of adequate cash resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. The Company is actively exploring the availability of varying financial and strategic transactions, which, if consummated, would address the Company’s need to improve its financial condition and/or its operations.

There can be no assurance that any funds required during the next twelve months or thereafter can be generated from operations or that if such required funds are not internally generated that funds will be available from external sources, such as debt or equity financing or other potential sources.

During the last year, the Company’s business has undergone substantial change in relation to size, scale and scope of activities. The Company has developed significant capacity in peptide chemistry through the acquisition of Mimotopes. This strategic transaction compliments the core capabilities in genomics and proteomics at CBI Services and FIL. In addition, resources have been invested in the establishment of

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

VenturePharm Asia. The Company views this relationship as a key strategy in expanding production capabilities and services which will further the Company’s ability to compete in the global market.

As a result of the above, there is substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

The Company’s independent auditors have included a paragraph emphasizing “going concern” in their report on the 2008 financial statements. These financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

2.	Property and Equipment

Property and equipment consisted of the following:

	December 31,
	2008	2007
Land	$403,919	$404,269
Building	6,547,882	6,900,142
Laboratory Equipment	5,764,330	5,927,599
Furniture, fixtures and office and computer equipment	1,090,703	1,173,514

	13,806,834	14,405,524
Less accumulated depreciation	7,449,082	6,929,885

	$6,357,752	$7,475,639

Depreciation expense was $695,730 and $829,121 for the years ended December 31, 2008 and 2007, respectively. The Mimotopes facility is subject to a land lease. Lease payments associated with this land lease amounted to $86,925 in 2008.

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

3.	Long Term Debt:

	December 31,
	2008	2007
Long term debt consists of:
Mortage payable to BB&T due in monthly installments of approximately $35,000 with an interest rate of 5.75% as of December 31, 2008. The loan will mature in November 2009 and is collaterialized by the corporate offices and laboratory facilities located in Richmond, Virginia, as well as all assets of the Company. The Company also entered into an interest rate swap agreement essentially locking the interest rate paid by the Company to 7.975%.	$3,128,745	$3,634,362
In January 2005, the Company entered into a capitalized leasing agreement with Technology Leasing Concepts for two pieces of laboratory equipment. The monthly principal and interest payments are $11,378 with an interest rate of 7.5%. Both leases are for a forty-eight month period.	13,626	147,686
In February 2007, the Company entered into a thirty-six month capitalized leasing agreement with Technology Leasing Concepts for several pieces of computer equipment. The monthly principal and interest payments are $898.	11,588	20,188
Capitalized lease agreement with Bank of America which matures in April 2008. The lease is collateralized by laboratory equipment located in Bude, Cornwall England. The quarterly principal and interest payments are approximately $218,000 with an interest rate of 6.91%.	—	419,611
Capitalized lease agreement with Lombard North Central which matures in December 2008. The lease is collateralized by laboratory equipment located in Bude, Cornwall England. The quarterly principal and interest payments are approximately $298,000 with an interest rate of 7.41%.	—	1,088,133
Lease agreement with De Lage Landen which matures in February 2009. The lease is collaterized by laboratory equipment located in Bude, Cornwall England. The quarterly principal and interest payments are approximately $97,000 with an interest rate of 8.66%.	—	434,944

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

3.	Long Term Debt: (continued)

	December 31,
	2008	2007
Long term debt consists of (continued)
Capitalized lease agreement with Societe Genrale which matures in December 2008. The lease is collateralized by laboratory equipment located in Bude, Cornwall England. The quarterly principal and interest payments are approximately $48,000 with an interest rate of 10.07%.	$—	$146,159
Secured convertible promissory note with LH Financial which matures in June 2009. The note is collateralized by a security interest in substantially all of the assets of the Company. Interest compounds monthly at an annual rate of 10% to 12%. Interest is payable in cash, or at the election of the Company, with registered shares of common stock. The amount payable at December 31, 2008 represents the gross note amount of $1,805,000 which is reflected net of a discount of $248,689 in the consolidated balance sheets.	1,805,000	1,950,000
Convertible promissory note with Fornova Pharmaworld Inc. which matures in August 2009. Interest compounds monthly at a rate of 10%. The Holder may convert the Note into shares of the Company's common stock at any time between October 27, 2008 and August 21, 2009. In addition, the note features a call option at January 29, 2009.	500,000	—
Miscellaneous capital leases	6,165	9,013

	5,465,124	7,850,096

Less amounts in Discontinued Operations	—	2,088,847
Less current maturities and unamortized discounts	5,212,498	657,593
Less discount on convertible promissory notes	248,689	1,950,000

	$3,937	$3,153,656

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

The mortgage includes certain restrictive covenants, which require the Company to maintain minimum levels of the current ratio, debt to net worth and cash flow ratio’s. At December 31, 2008, the Company was in violation of covenants, however, the Company was granted a waiver of the covenants by the bank for a period of three months to March 31, 2009.

4.	Leasing Commitments

The Company leases equipment and facilities under non-cancelable operating leases. Total expense for the years ended December 31, 2008, and 2007 was $110,889 and $67,305 respectively. Leases are secured by the equipment. Future minimum lease payments and the present value thereof under capitalized leases and future minimum rentals under all non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2008 are as follows:

Year Ended December 31,
2009	$46,215
2010	23,826
2011	20,436
2012	20,436

Total	$110,913

5.	Retirement Plan

CBI and FIL maintain a 401(k) Plan (the “Plan”) which covers substantially all employees. Under the Plan, employees may elect to defer a portion of their salary, up to the maximum allowed by law, and the Company can elect to match the contribution up to 1% of the employee’s contribution. Company contributions were $23,997 and $20,348 for the years ended December 31, 2008 and 2007, respectively.

Mimotopes is required by law to make contributions to a retirement plan covering all of its eligible employees at a rate of 9% of their base earnings. Company contributions were $76,949 and $157,693 for the years ended December 31, 2008 and 2007, respectively.

6.	Restricted Cash

Under the terms of the Company’s mortgage, $400,000 was held in escrow at December 31, 2007 by BB&T. At the discretion of BB&T, these funds were released in March 2008 to pay down the principal balance of the mortgage.

Under the terms of the Company’s land lease in Australia, $72,469 is being held in escrow at December 31, 2008. This amount is equivalent to one year of lease payments.

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

7.	Comprehensive Income/(Loss)

The components of comprehensive loss, net of tax, for the twelve months ended December 31, 2008 and 2007 were as follows:

	Twelve Months Ended December 31,
	2008	2007
Net Loss	$(9,862,746)	$(2,758,101)
Change in fair value of interest rate swap	—	8,104
Unrealized loss of investments	(253,699)	—
Foreign currency translation adjustments	(511,834)	682,282

Total comprehensive loss	$(10,628,279)	$(2,067,715)

8.	Investments Available for Sale

The following table summarizes the Company’s investment in VPL stock which was obtained in July 2008 and is classified as securities available-for-sale as of December 31, 2008 and are carried at estimated fair value. Unrealized losses are considered temporary and will be monitored for other than temporary impairment going forward.

	Cost	Gross Unrealized Loss	Estimated Fair Value
Investments	$318,489	$253,699	$64,790

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

9.	Fair Value Disclosure

The following table presents information about the Company’s assets and liabilities which are measured at fair value, on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

	Significant In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:
Investment securities, available for sale	$64,790	$—	$—
Liabilities:
Interest Rate Swap	$—	$148,688	$—

Level 1- Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instruments anticipated life. Fair value assets and liabilities that are generally included in this category are certain corporate debt securities, and certain financial instruments classified as derivatives where fair value is based on observable market inputs.

Level 3- Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the inputs to the model.

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

10.	Income Taxes

The difference between expected income tax benefits and income tax benefits recorded in the financial statements is explained below:

	December 31,
	2008	2007
Income taxes (benefit) computed at statutory rate	$(2,808,000)	$(963,800)
State income tax benefit, net	(262,500)	(143,600)
Change in valuation allowance	1,724,700	1,248,600
Impairment of goodwill-Mimotopes	799,000	—
Goodwill amortization-CBI	225,300	—
Non-taxable Gain	—	(156,600)
Other	321,500	15,400

	$—	$—

The significant components of deferred income tax assets and liabilities consist of the following:

	December 31,
	2008	2007
Deferred tax assets
Net operating loss carryforward	$6,708,600	$14,036,300
Research and development credit carryforward	52,600	52,600
Intangibles	122,200	192,000
Allowance for doubtful accounts	21,200	59,400
Stock based compensation	85,000	50,000
Other	33,200	30,600

	7,022,800	14,420,900
Deferred tax liabilities
Tax depreciation in excess of book depreciation	124,800	135,300

Net deferred tax asset before valuation allowance	6,898,000	14,285,600
Less valuation allowance	6,898,000	14,285,600

Net deferred tax asset	$—	$—

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

10.	Income Taxes (continued)

Operating loss carryforwards at December 31, 2008 relating to US operations of approximately $18,000,000 may be used to offset future taxable income and expire through 2026. The Company also has research and development credit carryforwards at December 31, 2008 of approximately $53,000 that expire through 2022. A valuation allowance has been established for deferred tax assets at December 31, 2008 as realization is dependent upon generating future taxable income.

11.	Stock Compensation

Stock-Based Compensation Plans - Stock-based compensation expense recognized during a period is based on the value of the portion of stock-based awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the twelve months ended December 31, 2008 included compensation expense for stock-based awards granted prior to, but not yet vested as of December 31, 2008, based on the fair value on the grant date.

Stock-based compensation expense related to employee stock options recognized under SFAS No. 123(R) for the year ended December 31, 2008 and 2007 was approximately $184,290 and $131,418, respectfully, and is included in selling, general and administrative. As of December 31, 2008, total unamortized stock-based compensation cost related to non-vested stock awards was $90,000, net of expected forfeitures, which is expected to be recognized over the 2009 fiscal year.

The total intrinsic value of stock awards (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) exercised during the year ended December 31, 2008 was $ 0. During the year ended December 31, 2008, the Company did not receive cash from the exercise of stock awards.

The following table sets forth fair value per share information, including related weighted-average assumptions, used to determine compensation cost for stock options consistent with the requirements of SFAS No. 123R.

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

11.	Stock Compensation (continued)

	2008	Weighted Average Exercise Price	2007	Weighted Average Exercise Price
Options and warrants outstanding, beginning of year	785,877	$5.52	924,839	$6.07
Granted	90,863	4.00	64,000	2.05
Exercised	—	—	(42,778)	1.02
Expired	(47,804)	9.11	(160,184)	8.56

Options and warrants outstanding, end of year	828,936	$5.27	785,877	$5.52

Options and warrants exercisable, end of year	783,936	$5.13	757,187	$5.32

Weighted-average fair value per option and warrants granted during the year		$0.94		$1.31

The following table sets forth fair value per share information, including related weighted-average assumptions, used to determine compensation cost for our stock awards consistent with the requirements of SFAS No. 123R.

The assumption used to determine the fair value per option are as follows:

Assumptions:
Expected volatility	123.40%	63.61%
Expected annual dividend yield	0.00%	0.00%
Risk free rate of return	2.25%	4.59%
Expected option term (years)	10	10

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

11.	Stock Compensation (continued)

The following table summarizes information about stock options and warrants outstanding at December 31, 2008:

Exercise Price Per Share	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
$0.90 - 2.00	22,058	6	$1.36	22,058	$1.36
$2.01 - 5.49	506,681	5	3.82	461,681	3.70
$5.50 - 7.00	84,350	1	5.98	84,350	5.98
$7.01 - 9.49	124,000	4	7.57	124,000	7.57
$9.50 - 12.50	91,847	2	9.90	91,847	9.90

$0.90 - 12.50	828,936		$5.27	783,936	$5.13

The following table summarizes information about Restricted Stock Unit (RSU) activity for the year ended December 31, 2008:

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2007	44,459	$4.52
Granted	—	—
Vested	22,208	4.52
Forfeited	—	—

Non-vested at December 31, 2008	22,251	$4.52

At December 31, 2008, there was approximately $101,000 of total unrecognized compensation cost related to non-vested Restricted Stock Units (RSUs) granted under our stock plan which is expected to be recognized over a weighted-average period of 1.8 years. Compensation expense related to RSUs for the years ended December 31, 2008, and 2007 was $100,000 for each period, and is included in selling, general and administrative expenses.

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

12.	Purchase of Mimotopes

In February 2007, the Company acquired all outstanding shares of Mimotopes Pty Ltd, an Australian limited company by issuing 2,150,000 shares of its common stock to PharmAust Chemistry Ltd, an Australian limited company. Based on the 2,150,000 shares at $2.15 per shares, the acquisition price for the purchase of Mimotopes was $4,622,550. In addition, the Company incurred $432,262 of acquisition related costs. Goodwill amounted to $2,463,762 which is not deductible for income tax purposes. The issuance of the shares amounted to approximately 39.5% of the Company’s then outstanding shares. The results of operations of Mimotopes are included in the Company’s financial statements for the period beginning February 1, 2007 and are reported on a consolidated basis. The estimated fair value of the assets and liabilities acquired were as follows:

As of February 1, 2007
$(000)
Cash	$107
Accounts receivable	645
Other current assets	34
Property plant and equipment	2,199

Total assets acquired	2,985
Accounts payable and accruals	(376)
Long term debt	(18)

Total liabilities assumed	(394)
Net assets acquired	$2,591

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

13.	Purchase Of Exelgen (Formerly Known As “Tripos Discovery Research”)

In June 2007, the Company acquired all outstanding shares of Exelgen, an English limited company. The purchase price of Exelgen was $1,474,581 (including acquisition costs) resulted in negative goodwill of $782,833 which is recorded as an extraordinary gain on the Consolidated Statement of Operations. The estimated fair value of the assets and liabilities acquired were as follows:

As of June 1, 2007
$(000)
Cash	$4,759
Accounts receivable	1,070
Inventory	2,091
Other current assets	329

Total assets acquired	8,249
Accounts payable and accruals	1,828
Other current liabilities	2,940
Long term debt	1,223

Total liabilities assumed	5,991

Net assets acquired	$2,258

If the acquisition of Exelgen occurred at the beginning of January 2007, the Company’s pro forma results would have been as follows:

For the Year Ended December 31, 2007
Revenue	$14,618,514
Operating expenses (1)	(20,425,422)
Extraordinary gain	782,833

Proforma net loss	$(5,024,075)

Proforma loss before extraordinary gain	$(5,806,908)

Diluted loss per share before extraordinary gain	$(1.10)
Diluted loss per share	$(0.96)

(1)	The consolidated loss for Exelgen includes $2,801,397 of impairment charges that were previously written off prior to the acquisition.

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

14.	Discontinued Operations

On September 23, 2008, the Company’s wholly owned subsidiary, Exelgen Limited (“Exelgen”) entered into administration under the jurisdiction of the High Court of Justice, Bristol District Registry, Chancery Division, in the United Kingdom (the “High Court”). Exelgen filed a Notice of appointment of an administrator, appointing PricewaterhouseCoopers LLP effective September 23, 2008.

Administration is the United Kingdom’s insolvency process, which is governed by the Enterprise Act of 2002. A company must be insolvent as defined in the Insolvency Act of 1986 in order to qualify for administration. Administration is designed to enable a business to be held together while plans are formed either to put in place a financial restructuring to rescue the company, or to sell the business and assets to produce a better result for creditors than would be achieved at liquidation. Exelgen is subject to the protection of the High Court and creditors’ enforcement actions and will be automatically stayed while the administrators formulate plans to the sell the business and assets.

The Company’s decision and approval by the Board of Directors to enter administration for the Exelgen operation was based upon various profitability analyses and projections. The subsidiary’s inability to support existing operational costs despite restructuring, combined with the lack of securing new contracts, were key factors supporting this action. In the coming period, the appointed administrator will actively pursue the sale of these assets on an individual basis. Due to the lack of control of Exelgen by the Company, the Company has no further commitment to Exelgen.

As of September 23, 2008, the Company has deconsolidated the operations of Exelgen and recorded a loss related to the remaining net investment as a discontinued operation for the subsidiary.

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

Assets and liabilities of the discontinued operation as of December 31, 2008 and December 31, 2007 are as follows:

14.	Discontinued Operations (continued)

	December 31, 2008	December 31, 2007
Assets of discontinued operations
Cash	$—	$145,473
Restricted Cash	—	646,773
Accounts receivable	—	1,387,296
Inventory	—	2,062,460
Prepaids	—	535,556
Fixed assets	—	41,076

Total assets of discontinued operation	$—	$4,818,634
Liabilities of discontinued operation
Accounts payable	$—	$817,702
Other current liabilities	—	1,034,636
Customer deposits	—	495,177
Leases	—	2,088,847

Liabilities of discontinued operations	$—	$4,436,362

The components of the loss from the discontinued operations are as follows:

	For the year ended
	December 31, 2008	December 31, 2007
Revenues	$1,731,169	$3,396,883
Cost of services	(2,325,441)	(3,176,876)

Gross Profit	(594,272)	220,007
Sales, general and administrative	316,176	474,226

Operating loss	(910,448)	(254,219)
Other income/(expense)	32,871	13,812
Interest expense	(121,148)	(320,727)
Loss on disposal of subsidiary	(293,298)	—

Loss from discontinued operation	$(1,292,023)	$(561,134)

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

15.	Long Term Debt with Conversion Features

LH Financial Agreement

On December 31, 2007 the Company issued $1,950,000 of convertible debt in a subscription agreement between the Company and LH Financial. The debt carries an interest rate of 10% annually and matures in July 31, 2009. Quarterly interest payments may be made in the form of either cash or common stock. The debt may be converted into shares of common stock at a conversion price of $2.00 per share. In conjunction with the debt, the Company also issued Class A warrants to purchase 975,000 shares of common stock at an exercise price of $2.85 per share that expire in May 2013. The fair value of the Class A warrants is $1.79 per share. The fair value of the Class A warrants is calculated using the Black-Scholes method. Assumptions for Class A warrants include the stock asset price at $2.55 and a stock option price of $2.85 with a maturity date of 5 years and effective interest rate of 3.40%. The Company also issued Class B warrants to purchase 243,750 shares of common stock at an exercise price of $5.00 per share. The fair value of the Class B warrants is $.36 per share. The fair value of the Class B warrants is calculated using the Black-Scholes method. The debt carries a beneficial conversion feature, which along with the relative fair value of the warrants, resulted in a debt discount of $1,950,000 which was recorded against the convertible debt and offset in additional paid in capital. The Company registered the required minimum number of shares based upon the agreement on April 30, 2008 and will register the remaining shares by July 31, 2009 as required under the agreement. During the second Quarter of 2008, the Company received notice of conversion of $100,000 of the principle amount of the note which resulted in the issuance of 50,000 shares of common stock.

Modification, Waiver and Acknowledgement Agreement

On September 18, 2008, the Company entered into a modification, waiver and acknowledgement agreement with LH Financial for the convertible debt listed above. Under the modified Agreement, the restructured the terms of the Agreement is that the exercise price of the Class A Warrants was reduced from $2.85 to $0.71 per common share, and the exercise price of the Class B Warrants was reduced from $5.00 to $1.01 per common share, subject to further reduction as described in the Transaction Documents. Under the modified Agreement, the restructured the terms of the Agreement is as follows:

(1) the conversion price for every 33% of remaining principal amount of each Investor’s pro rata portion of the Notes was reduced from $2.00 to $0.50 per common share, subject to further reduction as described in the transaction documents:

(2) all interest accrued through March 31, 2008 on the debt shall be paid at a rate of 10% in shares of the Company’s common stock and all interest further accrued between April 1, 2008 and June 30, 2008 on the debt shall be paid at the rate of 12% in shares of the Company’s common stock: and

(3) the exercise price of the Class A Warrants was reduced from $2.85 to $0.71 per common share, and the exercise price of the Class B Warrants was reduced from $5.00 to $1.01 per common share, subject to further reduction as described in the Transaction Documents.

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

15.	Long Term Debt with Conversion Features (continued)

As a result of the above modification, the Company reported an loss of $1,202,419 for the extinguishment of debt relative to the original beneficial conversion feature and debt discount. In addition, the Company recorded amortization of approximately $872,000 for the year ended December 31, 2008. At September 30, 2008, a new debt discount of $373,033 was recorded against the convertible debt and will be amortized as interest expense over the life of the debt using a method that approximates the level yield method. During the year ended December 31, 2008, the Company received notices of conversion for $145,000 in principal and $106,831 in interest resulting in the issuance of 352,946 shares of common stock.

Fornova Agreement

On September 4, 2008, the Company completed the issuance of a $500,000 convertible promissory note (“the Note”) payable to Fornova Pharmaworld Inc. (“the Holder”). The maturity date of the Note is August 29, 2009. The Note has an interest rate of 10% per annum compounded monthly. The Company will pay interest on a monthly basis beginning on September 28, 2008. At any time between October 27, 2008 and August 21, 2009, the Holder may convert the Notes into shares of the Company’s common stock at a conversion price of $1.01 per share. Additionally, the Note features a call date beginning January 29, 2009, if exercised the holder can call the note in the amount of the outstanding principal balance plus accrued interest. If the holder’s call feature is exercised, the Company would most likely satisfy the debt and accrued interest with common stock.

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

16.	Earnings per Share

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

	December 31,
Basic and diluted earnings (loss) per share:	2008	2007
Loss from continuing operations	$(8,570,723)	$(2,979,800)
Loss from discontinued operations	(1,292,023)	(561,134)
Gain on acquisition of Exelgen	—	782,833

Net loss	$(9,862,746)	$(2,758,101)

Basic and diluted loss per common share from continued operations before extraordinary gain	$(1.46)	$(0.58)

Basic and diluted loss per common share from discontinued operations before extrordinary gain	$(0.22)	$(0.11)

Basic and diluted loss per common share after extrordinary gain	$(1.68)	$(0.54)

Weighted average share outstanding	5,864,149	5,131,951

Commonwealth Biotechnologies, Inc.

Notes to Consolidated Financial Statements

(continued)

17.	Joint Venture

On March 28, 2008 the Company entered into a strategic relationship with VenturePharm Laboratories Limited, a Cayman Islands limited company (VPL) with its principal offices in Beijing, Peoples Republic of China. This relationship is multi-faceted and was entered into following a private transaction between VPL and PharmAust Limited (PAA), an Australian company, whereupon VPL acquired all of the 2.15 million shares of CBI held by PAA as of October 2008.

Coincident with the transaction, CBI entered into a) an Ancillary Agreement with VPL to provide a $1 million put option from CBI to VPL and a $3 million call option from VPL to CBI both at a 10% discount to market with a three year expiration date, b) a Voting Lock Up Agreement to require VPL to vote in favor of all matters brought before the shareholders for a period of six months and to escrow its acquired shares for a eighteen months, c) a Registration Rights Agreement to be effective after twenty-four months, and d) a Joint Venture (JV) agreement to establish an unincorporated JV which provides CBI access on a preferred basis to the extensive, low cost capabilities of VPL in China. Total expenses for the twelve months ended December 31, 2008 were $85,823 which represents sales and marketing costs. The joint venture will be jointly funded and managed once finalized. As of December 31, 2008, the current facilities are under construction with an anticipated completion date of mid-2009.

Exercise of the Put Option

On July, 7, 2008, the Company completed a sale of stock subject to the $1 million put right with VPL. Under the terms of the put agreement, the Company sold 463,426 shares of common stock to VPL at a price of $2.15 per share. In consideration of the sale of shares, the Company received $500,000 in cash and 2,229,664 of VPL’s ordinary shares.

18.	Inventory

Inventory consisted of the following:

	December 31,
	2008	2007
Raw materials	—	$102,004
	—	$102,004

During 2007, the Company had inventory on hand of $102,004. As of December 31, 2008, there was no inventory. See further explanation in Footnote 14, Discontinued Operations.

Commonwealth Biotechnologies, Inc.

Corporate Information

Commonwealth Biotechnologies, Inc.

601 Biotech Drive

Richmond, VA 23235

Telephone: 800-735-9224;

Telephone: 804-648-3820

Fax: 804-648-2641

E-mail: info@cbi-biotech.com

Web site: www.cbi-biotech.com

Mimotopes Pty, Ltd.

11 Duerdin St

Clayton, Victoria 3168 Australia

General Counsel

Kaufman and Canoles, PC

1051 E. Cary St

3 James Center

Richmond, VA 23219

Patent Counsel

Burns Doan Swecker

and Mathis, LLP

1737 King Street

Alexandria VA 23214

Transfer Agent and Registrar

Computershare Trust Co.

350 Indiana St.

Golden, CO 80401

Independent Auditors

Witt Mares, PLC

3951 Westerre Parkway

Suite 200

Richmond, VA 23233

Commonwealth Biotechnologies, Inc.

Executive Officers

Richard J. Freer, Ph.D.	Bill Guo
Chief Operating Officer	Acting Chief Executive Officer

Robert B. Harris, Ph.D.	Thomas R. Reynolds
President	Executive Vice President,
Science and Technology; Secretary

James H. Brennan, MBA
Vice President, Financial Operations

Directors of the Company

Richard J. Freer, Ph.D.
Chief Operating Officer

Bill Guo	Daniel O. Hayden
Chairman of the Board	Senior VP & General Mgr,
VenturePharm Lab	Genzyme Corp., Pharmaceuticals Division

Samuel P. Sears, Jr., Esq.	James Causey
Attorney at Law	VP, Dominion Media
Dominion Enterprises

Notes

Commonwealth Biotechnologies, Inc.

601 Biotech Dr.

Richmond, Virginia 23235

phone: 800-735-9224

phone: 804-648-3820

fax: 804-648-2641

email: info@cbi-biotech.com

url: www.cbi-biotech.com