Form 10-K, Exhibit 13
period 2009-12-31
COMMONWEALTH BIOTECHNOLOGIES INC
filed 2010-03-31
CIK 1042418

Commonwealth

Biotechnologies, Inc.

2009

ANNUAL REPORT

Commonwealth Biotechnologies, Inc.

Table of Contents

Page Number
Memo to Shareholders	1

Stockholder Matters	2

Selected Financial Data	3

Management Discussion and Analysis of Financial Condition and Results of Operations	4

Report of Independent Registered Public Accounting Firm	17

Consolidated Financial Statements

Balance Sheets	18

Statements of Operations	20

Statements of Stockholders’ Equity	21

Statements of Cash Flows	22

Summary of Significant Accounting Policies	23

Notes to Financial Statements	30

Commonwealth Biotechnologies, Inc.

Dear Shareholders,

As was predicted in last year’s report to you, 2009 was indeed a year of challenges. We believe, for the most part, those challenges have been met and CBI is now poised to move ahead with a more focused and viable business model.

Most notable of our challenges was to divest the two business units that comprised the core government and genetic testing capabilities of CBI. Those units, CBI Services and Fairfax Identity Laboratories, were sold to Bostwick Laboratories, Inc. in November. Bostwick also signed a 5 year lease to occupy the entire CBI facility in Richmond. This was a very good outcome for CBI since these businesses as standalone entities were struggling and losing ground against their competitors. They were, quite frankly, a cash drain which could not be supported. The sale to Bostwick, we believe, was also a good outcome for those businesses in that they are now a part of a more substantial entity with both compatibility and capability, especially in the sales and marketing area.

At the same time we were working towards the divestment, we were looking to position the Company to re-focus its efforts under a business model that is both growth oriented and, most importantly, sustainable over the long term. More specifically, to take advantage of the remaining business unit, Mimotopes, Pty Ltd to build on the increasing focus of the pharmaceutical and biologicals industry on small molecular weight peptides as the basis for new drugs, vaccines, and other biologicals. To that end, the Company looked at a number of options, including partnerships, mergers, and acquisitions. As we have documented over the last several months, to implement that plan, we are moving towards the acquisition of GL Biochem (Shanghai) Ltd (GL). The principal driver for this choice is that GL is a company with a global presence and a complete portfolio of products and services in support of the peptide therapeutics area. This acquisition, when consummated, will complement and extend the capabilities of Mimotopes to form a “New CBI” with the most complete offering in the discovery area for peptide therapeutics.

So, 2009 has been challenging and while the global economic situation has few positives, we believe that by focusing in the emerging peptide therapeutics growth area in the drug development sector one can be more optimistic about the future of CBI.

To be clear, there will be more obstacles to overcome. To think otherwise is unrealistic. However, the management and staff of CBI will continue to work tirelessly to see that the outcomes are positive and bring value to you as shareholders and more opportunities for CBI.

Finally, as we do every year, we thank you our shareholders for your support, patience, and, yes, for your criticisms. We value them all.

Sincerely,

Richard J. Freer, PhD.

Chief Operating Officer

Commonwealth Biotechnologies, Inc.

Stockholder Matters

The Company’s common stock traded on the NASDAQ Capital Market (“NASDAQ”) under the symbol “CBTE” until January 25, 2010. Effective January 25, 2010 the Company’s common stock began trading on the Pink Sheets under the symbol CBTE.PK. Effective March 25, 2010, the Company’s common began trading on the OTC Bulletin Board under the symbol CBTE.OB. The following table sets forth the range of high and low sales price per share of common stock for the years ended December 31, 2009, 2008 and 2007, respectively. These market quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily represent actual transactions.

On March 30, 2010, the last reported sales price for a share of the Company’s Common Stock on the OTC Bulletin Board was $0.25. As of March 30, 2010, there were 46 holders of record of the Company’s Common stock and 9 beneficial holders.

The Company has not paid any cash dividends on its Common Stock. The Company intends to retain its earnings to finance the growth and development of its business and does not expect to declare or pay dividends in the foreseeable future. The declaration of dividends is within the discretion of the Company.

Period	High Stock Price	Low Stock Price
1st Quarter, 2009	$0.39	$0.21
2nd Quarter, 2009	$1.18	$0.22
3rd Quarter, 2009	$0.80	$0.50
4th Quarter, 2009	$.077	$0.36

1st Quarter, 2008	$2.87	$1.91
2nd Quarter, 2008	$3.14	$1.23
3rd Quarter, 2008	$1.51	$0.71
4th Quarter, 2008	$0.82	$0.23

1st Quarter, 2007	$2.30	$1.86
2nd Quarter, 2007	$3.79	$1.95
3rd Quarter, 2007	$3.79	$2.39
4th Quarter, 2007	$3.59	$2.36

Commonwealth Biotechnologies, Inc.

Selected Financial Data

Set forth below is selected financial data with respect to the years ended December 31, 2009, December 31, 2008, and December 31, 2007, which have been derived from the audited financial statements of the Company. The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operation.”

	As of and for the year ended December 31,
	2009	2008	2007
Operational Data
Total revenues	$3,272,784	$3,716,181	$3,544,975
Loss from continuing operations	(2,768,056)	(9,107,607)	(3,009,107)
Income (Loss) from discontinued operations	407,684	(755,139)	(531,827)
Gain on acquisition of Exelgen	—	—	782,833

Net loss	$(2,360,372)	$(9,862,746)	$(2,758,101)

Basic and diluted loss per common share from continued operations	$(0.36)	$(1.55)	$(0.58)

Basic and diluted income (loss) per common share from discontinued operations	0.05	(0.13)	(0.11)

Basic and diluted income per common share from extraordinary gain of Exelgen acquisition	—	—	0.15

Basic and diluted loss per common share	$(0.31)	$(1.68)	$(0.54)

Weighted average shares outstanding	7,549,845	5,864,149	5,131,951

Balance Sheet Data
Total Current Assets	$1,330,848	$2,685,583	$8,283,180
Total Assets	7,290,432	8,368,853	20,038,052
Total Current Liabilities	3,981,604	7,101,637	6,861,578
Total Liabilities	6,581,170	7,105,574	10,105,103
Total Stockholders’ Equity	$709,262	$1,263,279	$9,932,949

Commonwealth Biotechnologies, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with “Selected Financial Data” and the Company’s Audited Financial Statements and Notes thereto included within.

Overview

Commonwealth Biotechnologies, Inc. (the “Company” or “CBI”) is a specialized life sciences outsourcing business that offers cutting-edge expertise and a complete array of discovery chemistry and biology products and services through Mimotopes Pty Limited (“Mimotopes”), a wholly-owned subsidiary of CBI. In March 2008, the Company entered into a Joint Venture with Beijing-based, Venturepharm Laboratories, Ltd. in order to offer high throughput, low cost drug discovery services through new facilities in China. Through November 2, 2009, CBI also provided services through CBI Services and Fairfax Identity Laboratories (“FIL”), two divisions that were sold to Bostwick Laboratories, Inc. (“Bostwick”) effective November 2, 2009. The remainder of this section discusses these divisions because they were part of CBI during the period covered by this report. The Company’s current structure and business strategies are discussed separately.

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

Total losses for the Company were $2,360,372 and $9,862,746 for the years ended December 31, 2009 and 2008, respectively. Recent operating losses may continue into future periods and there can be no assurance by management that the Company’s financial outlook will improve. For the years ended December 31, 2009 and 2008, losses from continuing operations were $2,768,056 and $9,107,607, respectively. Losses resulting from the goodwill impairment amounted to $3,152,739 in 2008. Losses resulting from the extinguishment of debt were $1,202,419 in 2008. Income (Loss) resulting from the discontinued operations in 2009 and 2008 were $407,684 and $(755,139), respectively.

The Company generated positive cash flows of $448,341 in 2009, compared to a decrease in cash of $2,290,159 in 2008. Net working capital as of December 31, 2009 and December 31, 2008 was ($2,650,756) and ($4,416,054), respectively. The negative working capital is primarily due to continuing losses and debt obligations due within one year.

As of December 31, 2009, the Company had $692,092 in cash and cash equivalents, which was a 184.0% increase over the cash balance at December 31, 2008. This increase was primarily due to net cash received on the sale of CBI Services and FIL in November 2009.

Commonwealth Biotechnologies, Inc.

Cash provided by operating activities was $214,553 in 2009 as compared to cash used by operating activities of $1,366,425 in 2008. The increase resulted from the reduced loss for the year which resulted primarily from discontinuing operations of Exelgen in 2008.

Cash provided by investing activities for 2009 was $574,165 in comparison to cash provided by investing activities of $52,258 in 2008. The increase was primarily the result of cash received on the sale of CBI Services and FIL in 2009.

Cash used by financing activities for 2009 was $371,276 as compared to cash provided of $185,865 in the 2008 Period. During 2008, the Company entered into multiple debt agreements providing $1,000,000 of proceeds to offset current losses and debt payments. No new borrowings, other than the refinancing of the mortgage loan with BB&T, occurred in 2009.

On November 10, 2009, the Company re-negotiated the terms of its outstanding mortgage debt with BB&T which now becomes due in November 2012, including any non compliance with upcoming covenants which could cause the Company to be in default. The Company also believes that it will be able to satisfy its current debt obligations with its PIPE investors and Fornova Pharmaworld (“Fornova”) through the issuance of common stock in lieu of cash payment.

The Company continued to address its immediate need for cash and liquidity through a number of strategic initiatives in 2009. When confronted with static revenues and declining cash reserves, management reduced staffing through layoffs and attrition and reduced or eliminated non-production related expenditures. Conservative fiscal practices have been strictly enforced. More significantly, the company completed the sale of its Richmond-based businesses, CBI Services and FIL to Bostwick. Both of these business units represented ongoing cash drains. With proceeds from this transaction, the Company was able to reduce a significant portion of payables and clear a backlog of employee entitlements under Virginia law. In addition, the Company negotiated favorable terms on a 5 year lease with Bostwick for its facility at 601 Biotech Dr., Richmond, VA. The sale to Bostwick was completed on November 2, 2009 resulting in net proceeds to the Company of $343,780.

A continued lack of adequate cash resulting from the Company’s inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. The Company is actively exploring a strategic transaction, which, if consummated, will address the Company’s need to improve its financial condition and/or its operations.

There can be no assurance that any funds required during the next twelve months or thereafter can be generated from operations. Nor can there be any assurance that funds will be available from external sources, such as debt or equity financing or other potential sources, if they cannot be generated internally. Lastly, there can be no assurance that any funds received would suffice to improve the Company’s financial condition.

During the last year, the Company’s business has undergone substantial changes in relation to size, scale and scope of activities. As previously discussed, the Company has sold two major business assets and entered into a 5 year lease agreement with Bostwick for its Richmond, VA facility, The Company continues to have significant capacity in peptide chemistry through its Melbourne, Australia based, wholly owned subsidiary, Mimotopes. In addition, some resources were invested in the establishment of VenturePharm Asia, a joint venture of China based companies which support the pharmaceutical industry.

As a result of the foregoing circumstances, there is substantial doubt about the Company’s ability to continue as a going concern. The financial statements included herein do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

Commonwealth Biotechnologies, Inc.

The Company’s independent auditors have included a paragraph emphasizing “going concern” in their report on the 2009 financial statements. The financial statements included herein do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

Business Units: Through November 2, 2009

Through November 2, 2009, revenues from all business units were derived principally from providing macromolecular synthetic and analytical services to researchers in the biotechnology industry or to researchers who are engaged in life sciences research in government or academic labs throughout the world. This arrangement distinguishes CBI from many other biotechnology companies in that revenues were derived from services rather than from the successful commercialization of a new biotechnology product. CBI believes that Mimotopes, CBI Services and FIL have all developed a strong reputation as leading providers in their respective markets. Finally, in 2008 CBI entered into a joint venture with Beijing based VPL in anticipation of being able to provide scale and scope to its current offerings. The areas of expertise and value propositions are outlined below.

At its Richmond, Virginia location, CBI Services’ core competencies are in the area of genomics and proteomics, principally serving the early stage research and development needs of its clients. These support true drug discovery at the most fundamental stage but also support many of the pre-clinical needs of our clients and, most recently, several clinical trials are being supported. Through CBI Services, the Company provided these services under the FDA’s Good Laboratory Practices (GLP) Guidelines (21CFR Part 58). CBI Services is also able to provide clinical trial support under Good Clinical Practices (GCP) Guidelines by virtue of its Clinical Laboratory Improvement Act (CLIA) certification. A unique feature of the Richmond location is its Bio-Safety Level 3 (BSL-3) laboratory and its CDC Registration for Select Agents. The Company had capabilities in the area of bacterial and viral organisms and a very strong program in bio-threat toxin analysis. This capability had been at the core of the Company’s government-based contracts.

Also at the Richmond location is FIL. FIL has been at the forefront of DNA technology of profiling for identity since it opened its doors in 1990. FIL’s rigorous standards are designed to provide credible evidence that affects decisions regarding criminal trials, paternity, immigration, estate settlement, adoption, and other issues of identity. FIL provides Forensics, Paternity and Convicted Offender DNA Index System (“CODIS”) services to government and private concerns. FIL is accredited by the American Association of Blood Banks, the National Forensic Science Technology Center, and the Department of Health, State of New York. All testing is done under CLIA guidelines. Its employees have extensive laboratory and courtroom experience.

The sale of assets relating to CBI Services and FIL was approved at the 2009 Annual Meeting of Shareholders. This transaction was completed effective November 2, 2009 resulting in net proceeds to the Company of $343,780.

Melbourne-based Mimotopes was acquired by CBI in 2007. It provides world class research grade peptide synthesis and analysis. Mimotopes also has several proprietary technologies for the preparation of peptide and small molecule libraries for drug discovery and for epitope analysis in support of its clients’ vaccine development programs. Mimotopes also has a formal peptide alliance with Genzyme Pharmaceuticals, a world class provider of GMP pharmaceutical grade peptides and also enjoys a strong relationship with GL Biochem, a Shanghai-based peptide synthesis and reagent company.

CBI’s China based joint venture (JV) with VPL was signed in March, 2008. As of December 31, 2009, no revenues have been generated.

Commonwealth Biotechnologies, Inc.

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

Commonwealth Biotechnologies, Inc.

Target Markets

Each of CBI’s business units has its own distinct capabilities and market focus, although significant overlap exists between the customer bases. The markets served by each of the business units are shown below:

Business Unit	Market Segments Served	Applications
Mimotopes	Government Universities Biotechnology companies Pharmaceutical companies	Immunology and vaccine development Drug target screening Drug development
VenturePharm Asia*	Biotechnology companies Pharmaceutical companies	Drug Development Pre-Clinical Support

*	As noted above, the VPL joint venture has not yet generated any revenues from these, or any other, types of clients.

Growth Strategy

Business Units: Current and Strategy Going Forward

Subsequent to the divestment of CBI Services and FIL, CBI is comprised of CBI corporate located in Richmond, VA and a small business development function at the same location and Mimotopes, its peptide based discovery company in Melbourne, Australia. With that focus in mind, CBI has been moving towards a more strategic business model to improve the Company’s competitive position in the biotech industry. Specifically, the Company has focused its energies and limited resources on the growing peptide therapeutics sector.

Concurrently with the divestment of CBI Services and FIL, the Company had been in discussion with GL Biochem (Shanghai) (“GL”) regarding an acquisition of GL and its wholly owned subsidiaries (the “GL Group”). The GL Group is privately held and based in Shanghai, China. It is well established in the industry as a global supplier of high quality, affordable, research-grade peptides and reagents. They have a long standing business relationship with CBI’s subsidiary, Mimotopes, having supplied Mimotopes and its customers with products and reagents since 2005.

On December 28, 2009, the Company signed a binding Share Purchase Agreement (“SPA”) to acquire all the outstanding shares of the GL Group. This transaction has been approved by the Board of Directors of CBI and is expected to be submitted to shareholders for ratification in early Q2. If approved the transaction is expected to close in second quarter of 2010. This acquisition will take advantage of CBI’s and Mimotopes’ presence and brands in the western markets and GL’s already extensive penetration into the research peptide and reagents market and its low cost center in China. The synergies are significant.

Operations

CBI operates on a fee-for-service basis and has integrated a number of foundation technologies to provide a broad range of capabilities to customers who otherwise must go to several different sources for their needs. The remaining business units have a strong reputation for:

Commonwealth Biotechnologies, Inc.

•	World-leading expertise in peptide drug development and discovery;

•	An innovative and collaborative culture;

•	Providing seamless information flow at all stages of the process;

•	Providing customers with a shorter time to market; and

•	Total intellectual property security.

Mimotopes in particular has technical capabilities and proprietary technology platforms that differentiate them from other providers. For example, its patented SynPhase Technology provides CBI with a competitive advantage to rapidly, efficiently and cost-effectively produce large libraries of research grade peptides.

Results of Operations

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

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

Total revenues decreased by $443,397 or 11.9% from $3,716,181 during 2008 to $3,272,784 during 2009.

Revenues realized from commercial contracts decreased by $856,136 or 24.1%, from $3,550,245 during 2008 to $2,694,109 during 2009. This decrease was primarily the result of decreases in Protein Chemistry revenues of $300,796, Petide Revenues of $330,678 and Anti Sera revenues of $263,480 for Mimotopes.

Cost of Services

Cost of services consists primarily of costs associated with direct materials, direct labor and overhead. Cost of services decreased $597,236 or 20.9%, from $2,859,091 in 2008 to $2,261,855 in 2009. Cost of services as a percentage of revenue decreased from 76.9% in 2008 to 69.1% in 2009. This decrease is reflective of management’s continued effort to reduce expenses, monitor costs and capitalize on cost synergies that exist across the Company.

Commonwealth Biotechnologies, Inc.

Direct labor decreased by $79,621 from $797,147 in 2008 to $717,526 in 2009. In addition, the cost of direct labor as a percentage of revenue decreased from 21.5% in 2008 to 21.9% in 2009. The decrease as a percentage of revenue primarily relates to the shift in revenues that are less labor intensive in nature.

Direct materials decreased $430,764, or 38.7%, from $1,114,481 in 2008 to $683,717 in 2009. Costs of materials as a percentage of revenue decreased from 30.0% in 2008 to 20.9% in 2009. This decrease is primarily the result of management’s continued efforts to improve operating efficiencies.

Overhead represents costs such as indirect labor, depreciation, freight charges, repairs, facility maintenance and utilities. Overhead decreased by $86,851, or 9.2%, from $947,463 in 2008 to $860,612 in 2009. The cost of overhead as a percentage of revenue was 26.3% in 2009 compared to 25.5% in 2008.

Sales, General and Administrative

Sales, general and administrative expenses (“SGA”) consist primarily of compensation and related costs for administrative, marketing and sales personnel, facility expenditures, professional fees, consulting, taxes, and depreciation. Total SGA costs decreased $1,211,613, or 28.2%, from $4,290,479 in 2008 to $3,078,866 in 2009. As a percentage of revenue, these costs decreased from 115.5% in 2008 to 94.1% in 2009.

Total general and administrative expenses decreased by $465,681, or 14.2%, from $3,277,693 in 2008 to $2,812,012 in the 2009. As a percentage of revenue, these costs decreased from 88.2% in 2008 to 85.9% in 2009. Of significance, compensation and benefits decreased $303,280, or 18.8%, from $1,616,414 in 2008 to $1,313,134 in 2009.

Total sales and marketing costs decreased by $745,932, or 73.7%, from $1,012,786 in 2008 to $266,854 in 2009. This decrease was primarily due to the elimination of sales and marketing staff.

Other Income (Expenses)

Realized losses increased $146,656, or 178.3%, from $82,257 in 2008 to $228,913 in 2009. This increase was primarily the result of losses on the sale of investment securities for liquidity purposes in 2009.

Interest expense decreased $774,869, or 62.0%, from $1,250,527 in 2008 to $475,658 in 2009. This decrease was primarily the result of decreased discount amortization relating to convertible debt in 2009.

Rental Income increased $221,009, or 169.9%, from $130,336 during 2008 to $351,345 during 2009. This increase is primarily the result of the lease of the Richmond, VA building and laboratory space to Bostwick Laboratories for $48,291 per month beginning in November 2009. In addition, Mimotopes began leasing excess laboratory space in January 2009 for $17,000 per month.

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

Commonwealth Biotechnologies, Inc.

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

At the 2009 Annual Meeting of Shareholders, approval was made to sell the assets of CBI’s FIL and CBI Services Divisions. The sale of these assets to Bostwick was completed in November 2009. As of November 2, 2009, the Company has deconsolidated the operations of these divisions and recorded a loss related to the remaining net investment as a discontinued operation.

Income (loss) from discontinued operations was $407,684 in 2009 and $(755,139) in 2008. The amount for 2009 consists of the operations of CBI Services and FIL and the gain on disposal of the assets. The 2008 amount is comprised of CBI Services and FIL’s income from discontinued operations of $536,884 and Exelgen’s loss from discontinued operations of $(1,292,023).

Liquidity and Capital Resources

Total losses for the Company were $2,360,372 and $9,862,746 for the years ended December 31, 2009 and 2008, respectively. Recent operating losses may continue into future periods and there can be no assurance by management that the Company’s financial outlook will improve. For the years ended December 31, 2009 and 2008, losses from continuing operations were $2,768,056 and $9,107,607, respectively. Losses resulting from the goodwill impairment amounted to $3,152,739 in 2008. Losses resulting from the extinguishment of debt were $1,202,419 in 2008. Income (Loss) resulting from the discontinued operation in 2009 and 2008 were $407,684 and $(755,139), respectively.

The Company generated positive cash flows of $448,341 in 2009, compared to a decrease in cash of $2,290,159 in 2008. Net working capital (deficit) as of December 31, 2009 and December 31, 2008 was ($2,650,756) and ($4,416,054), respectively. The negative working capital is primarily due to continuing losses and debt obligations due within one year.

As of December 31, 2009, the Company had $692,092 in cash and cash equivalents, which was a 183.9% increase over the cash balance at December 31, 2008. This increase was primarily due to net cash received on the sale of CBI Services and Fairfax Identity Labs in November 2009.

Cash provided by operating activities was $214,553 in 2009 as compared to cash used by operating activities of $1,366,425 in 2008. The increase resulted from the reduced loss for the year which resulted primarily from discontinuing operations of Exelgen in 2008.

Cash used by investing activities for 2009 was $574,165 in comparison to cash provided by investing activities of $52,258 in 2008. The increase was primarily the result of cash received on the sale of CBI Services and FIL in 2009.

Cash used by financing activities for 2009 was $371,276 as compared to cash provided of $185,865 in the 2008 Period. During 2008, the Company entered into multiple debt agreements providing $1,000,000 of proceeds to offset current losses and debt payments. No new borrowings, other than the refinancing of the mortgage loan with BB&T, occurred in 2009.

Commonwealth Biotechnologies, Inc.

On November 10, 2009, the Company re-negotiated the terms of its outstanding mortgage debt which now becomes due in November 2012, including any non compliance with upcoming covenants which could cause the Company to be in default. The Company also believes that it will be able to satisfy its current debt obligations with its PIPE investors and Fornova Pharmaworld (“Fornova”) through the issuance of common stock in lieu of cash payment.

The Company continued to address the immediate needs for cash and liquidity on a number of fronts. As indicated previously, when confronted with static revenues and declining cash reserves, management reduced staffing through layoffs and attrition and reduced or eliminated non-production related expenditures. Fiscal practices have been strictly enforced. More significantly, the Company completed the divestment of its Richmond-based businesses, CBI Services and FIL to Bostwick. Both of these business units represented ongoing cash drains. With proceeds from this transaction, the Company was able to reduce a significant portion of payables and clear a backlog of employee entitlements under Virginia law. In addition, the Company negotiated, on terms favorable to CBI, a 5 year lease with Bostwick for its facility at 601 Biotech Dr., Richmond, VA. The sale to Bostwick was completed on November 2, 2009 resulting in net proceeds to the Company of $343,780.

The lack of adequate cash resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. The Company is actively exploring a strategic transaction, which, if consummated, would address the Company’s need to improve its financial condition and/or its operations.

There can be no assurance that any funds required during the next twelve months or thereafter can be generated from operations, that if such required funds are not internally generated that funds will be available from external sources, such as debt or equity financing or other potential sources or that any funds received would suffice to improve the Company’s financial condition.

Recent Accounting Pronouncements

On July 1, 2009, the Accounting Standards Codification became FASB’s officially recognized source of authoritative U.S. generally accepted accounting principles applicable to all public and non-public non-governmental entities, superseding existing FASB, AICPA, EITF and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies.

In June 2009, the FASB issued a standard regarding the FASB Accounting Standards Codification and the hierarchy of generally accepted accounting principles, which replaces the standard previously issued by the FASB regarding the hierarchy of generally accepted accounting principles. This standard identifies the source of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted

Commonwealth Biotechnologies, Inc.

accounting principles (“GAAP”) in the United States (the “GAAP hierarchy”). In addition, this standard establishes the FASB Accounting Standard Codification (the “Codification”) as the source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. All guidance contained in the Codification carries an equal level of authority. The initial date of the adoption of this standard was effective for financial statements issued for interim and annual periods ending after June 15, 2009. On June 3, 2009, FASB decided that this standard is effective for interim and annual periods ending after September 15, 2009. The Company adopted this standard during the third quarter of 2009. Its adoption did not have a significant impact on the Company’s results of operations or consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which was primarily codified into FASB ASC Topic 810, “Consolidation”. This standard establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. This standard also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This guidance will be effective January 1, 2010. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2009, the Financial Accounting Standards Board issued ASC 855-10, formerly SFAS No. 165, “Subsequent Events” (“SFAS 165”). ASC 855-10 establishes principles and requirements for the reporting of events or transactions that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855-10 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. As such, the Company adopted these provisions at the beginning of the interim period ended June 30, 2009. Adoption of ASC 855-10 did not have a material effect on the Company’s consolidated financial statements.

In June 2009, the FASB issued revisions to ASC 860-10, ASC 860-40, ASC 860-50 which enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and the company’s continuing involvement in transferred assets. This statement removes the concept of qualifying special purpose entity, changes the requirements for derecognizing financial assets, and requires enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets accounted for as sales. This update is effective for annual reporting periods beginning after November 15, 2009, for interim periods within the first annual reporting period and for interim and annual reporting periods thereafter (effective January 1, 2010 for the Company). Management does not anticipate it will have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“ASC Topic 320-10-65-1”). ASC Topic 320-10-65-1 establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. It also contains additional disclosure requirements related to debt and equity securities and changes existing impairment guidance under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“ASC Topic 320-10”). For debt securities, the “ability and intent to hold” provision is eliminated, and impairment is considered to be other-than-temporary if an entity (i) intends to sell the security, (ii) more likely than not will be required to sell the security before recovering its cost, or (iii) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). This new framework does not apply to equity securities (i.e., impaired equity securities will continue to be evaluated under previously existing guidance).The “probability” standard relating to the collectability of cash flows is eliminated, and

Commonwealth Biotechnologies, Inc.

impairment is now considered to be other-than-temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security. ASC Topic 320-10-65-1 also provides that for debt securities which (i) an entity does not intend to sell and (ii) it is not more likely than not that the entity will be required to sell before the anticipated recovery of its remaining amortized cost basis, the impairment is separated into the amount related to estimated credit losses and the amount related to all other factors. The amount of the total impairment related to all other factors is recorded in other comprehensive loss and the amount related to estimated credit loss is recognized as a charge against current period earnings. ASC Topic 320-10-65-1 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“ASC Topic 825-10-65-1”). This FSP relates to fair value disclosures in public entity financial statements for financial instruments that are within the scope of Statement of Financial Accounting Standards No. 107 (ASC Topic 825-10), “Disclosures about Fair Value of Financial Instruments”. This guidance increases the frequency of those disclosures, requiring public entities to provide the disclosures on a quarterly basis, rather than annually. FSP 107-1 is effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Corporate Guidance

As a consequence of the Sarbanes-Oxley Act, the NASDAQ imposed certain changes in the rules of corporate governance which are aimed at strengthening its listing standards. The Securities and Exchange Commission (SEC) approved the rules imposed by NASDAQ. Thus:

•	CBI’s Board is composed of four independent and three Insider directors.

•	Only independent directors serve on the three principal committees: Audit, Compensation and Nominating.

•	The independent directors meet in executive session at each regularly scheduled Board meeting.

•

All the independent directors, Mr. Samuel P. Sears, Mr. James Causey, and Mr. Eric V. Tao who serve on the Audit Committee, meet all of the requirements as defined by the SEC for being a “financial expert.”

•

The Audit Committee reviews and approves all related-party transactions. CBI has adopted a formal Corporate Code of Conduct. Copies are available on request from the Company or on the Company’s website at www.cbi-biotech.com.

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

Commonwealth Biotechnologies, Inc.

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

Goodwill

Goodwill is recognized for the excess of purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Under current accounting standards, goodwill that has an indefinite useful life is not amortized, but instead is tested for impairment at least annually or whenever circumstances indicate potential impairment by comparing the carrying value of the reporting unit to its estimated fair value. The Company bases its estimates of fair value on projected cash flows. At December 31, 2008, the Company had $3,152,739 in goodwill related to the acquisitions of Fairfax Identity Labs in 2004 and Mimotopes in 2007. The Company has evaluated goodwill and has determined that impairment exists as of December 31, 2008.

Impairment of Long-Lived Assets

Under current accounting standards, long-lived assets besides goodwill are reviewed for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. For long-lived assets other than goodwill that are to be held and used in operations, an impairment is indicated when the estimated total undiscounted cash flow associated with the asset or group of assets is less than carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value.

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

Commonwealth Biotechnologies, Inc.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

  Stockholders of Commonwealth Biotechnologies, Inc.

Richmond, Virginia

We have audited the accompanying consolidated balance sheets of Commonwealth Biotechnologies, Inc. and Subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Biotechnologies, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

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

Witt Mares, PLC

Richmond, Virginia

March 29, 2010

Commonwealth Biotechnologies, Inc.

Financial Statements

Consolidated Balance Sheets

	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$692,092	$243,751
Investments (Note 8)	589	64,790
Accounts receivable, net of allowance fordoubtful accounts of approximately $87,000 and $64,000	634,604	1,447,615
Prepaid assets and other assets	3,563	89,426
Assets of discontinued operations	—	840,001

Total current assets	1,330,848	2,685,583

Property and equipment, net (Note 2)
Total	5,661,225	5,517,751

Other assets
Restricted cash (Note 6)	298,359	72,469
Deferred financing fees	—	93,050

Total other assets	298,359	165,519

Total	$7,290,432	$8,368,853

See accompanying summary of accounting policies and notes to financial statements

Commonwealth Biotechnologies, Inc.

Consolidated Balance Sheets (continued)

	December 31,
	2009	2008
Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of long term debt (Note 3)	$1,983,478	$5,212,498
Accounts payable	1,107,819	1,119,409
Other current liabilities	219,111	246,896
Accrued payroll liabilities	493,681	417,827
Interest payable	177,515	102,676
Deferred revenue	—	2,331

Total current liabilities	3,981,604	7,101,637

Long term deposit	144,873	—
Long-term debt, less current maturities (Note 3)	2,454,693	3,937

Total liabilities	6,581,170	7,105,574

Commitments and contingencies (Notes 3 and 4)

Stockholders’ equity
Preferred stock, no par value 1,000,000 sharesauthorized-none outstanding	—	—
Common stock, no par value, 100,000,000 sharesauthorized, 2009 - 8,791,712 - 2008 - 6,465,734 issued and outstanding	—	—
Additional paid-in capital	25,555,878	24,453,298
Restricted stock	—	(100,333)
Accumulated other comprehensive income (loss) (Note 7)	520,191	(83,251)
Accumulated deficit	(25,366,807)	(23,006,435)

Total stockholders’ equity	709,262	1,263,279

Total	$7,290,432	$8,368,853

See accompanying summary of accounting policies and notes to financial statements

Commonwealth Biotechnologies, Inc.

Consolidated Statements of Operations

	December 31,
	2009	2008
Revenues
Commerical contracts	$2,694,109	$3,550,245
Rental income	351,345	130,336
Other revenue	227,330	35,600

Total revenues	3,272,784	3,716,181

Cost of services
Direct materials	683,717	1,114,481
Direct labor	717,526	797,147
Overhead	860,612	947,463

Total cost of services	2,261,855	2,859,091

Gross profit	1,010,929	857,090

Selling, general and administrative
Total SG&A	3,078,866	4,290,479

Operating loss	(2,067,937)	(3,433,389)

Other income/(expense)
Realized losses from sale of investments	(228,913)	(82,257)
Interest expense	(475,658)	(1,250,527)
Goodwill impairment	—	(3,152,739)
Loss on debt extinguishment (Note 14)	—	(1,202,419)
Other income	4,452	13,724

Total other income/(expense)	(700,119)	(5,674,218)

Loss from continuing operations	(2,768,056)	(9,107,607)

Income (loss) from discontinued operations
Gain on sale of discontinued operations (Note 12)	383,782	—
Income (loss) from operating discontinuedoperations	23,902	(755,139)

Total income (loss) from discontinuedoperations (Note 13)	407,684	(755,139)

Net loss	$(2,360,372)	$(9,862,746)

Earnings per share (Note 15)
Basic and diluted loss per common sharefrom continued operations	$(0.36)	$(1.55)
Basic and diluted income (loss) per common sharefrom discontinued operation	0.05	(0.13)

Basic and diluted loss per common share	$(0.31)	$(1.68)

See accompanying summary of accounting policies and notes to financial statements

Commonwealth Biotechnologies, Inc.

Consolidated Statements of Stockholders’ Equity
	Number of Common Shares Outstanding	Additional Paid -in Capital	Restricted Stock	Other Comprehensive Accumulated (Income)/Loss	Accumulated Deficit	Total
Balance January 1, 2008	5,520,545	$22,595,023	$(200,667)	$682,282	$(13,143,689)	$9,932,949
Isuance of common stock	125,000	35,000	—	—	—	35,000
Stock options exercised	3,817	18,321	—	—	—	18,321
Issuance of VentrePharm Stock	463,426	1,000,000	—	—	—	1,000,000
Relative fair value of warrantsand beneficial conversion impacton convertible securities	352,946	714,954	—	—	—	714,954
Restricted stock	—	—	100,334	—	—	100,334
Stock option expense	—	90,000	—	—	—	90,000
Net loss	—	—	—	—	(9,862,746)	(9,862,746)
Change in unrealized gain (loss)on investments	—	—	—	(253,699)	—	(253,699)
Foreign currency gain	—	—	—	(511,834)	—	(511,834)
Total comprehensive loss	—	—	—	—	—	(10,628,279)

Balance December 31, 2008	6,465,734	$24,453,298	$(100,333)	$(83,251)	$(23,006,435)	$1,263,279
Isuance of common stock	2,325,978	1,064,180	—	—	—	1,064,180
Restricted stock	—	—	100,333	—	—	100,333
Stock option expense	—	38,400	—	—	—	38,400
Net Loss	—	—	—	—	(2,360,372)	(2,360,372)
Change in unrealized gain (loss)on investments	—	—	—	253,699	—	253,699
Foreign currency gain	—	—	—	349,743	—	349,743
Total comprehensive loss	—	—	—	—	—	(1,756,930)

Balance December 31, 2009	8,791,712	$25,555,878	—	$520,191	$(25,366,807)	$709,262

See accompanying summary of accounting policies and notes to financial statements

Commonwealth Biotechnologies, Inc.

Consolidated Statements of Cash Flows

	Year Ended
	December 31, 2009	December 31, 2008
Cash flows from operating activities:
Net loss	$(2,360,372)	$(9,862,746)
Adjustments to reconcile net loss to net cash providedby (used in) operating activities:
Loss on debt exstinguishment	—	1,202,419
Gain on sale of CBI Services and FIL	(383,782)	—
Loss on disposal of subsidiary	—	293,298
Impairment of goodwill	—	3,152,739
Depreciation and amortization	1,037,711	2,739,949
Unrealized gain (loss)	(66,131)	50,195
Stock-based compensation	138,733	208,655
Realized loss on investments	41,133	123,246
Expenses satisfied with the issuance of stock	327,800	106,831
Changes in:
Accounts receivable	934,884	1,043,822
Prepaid expenses and inventory	65,814	186,271
Accounts payable and other current liabilities	333,890	(318,239)
Deposits	—	4,500
Long-term deposit	144,873	—
Deferred revenue	—	(297,365)

Net cash provided by (used in) operating activities	214,553	(1,366,425)

Cash flows from investing activities:
Proceeds from the sale of CBI Services and FIL	610,000	—
Proceeds from the sale of investments	128,079	58,265
Purchases of property, plant and equipment	(163,914)	(6,007)

Net cash provided by investing activities	574,165	52,258

Cash flows from financing activities:
Issuance of common stock	—	500,000
Principal payments on long term debt	(166,907)	(1,071,578)
Deferred financing fees paid	—	(23,153)
Change in restricted cash	(204,369)	280,596
Proceeds from long term debt	—	500,000

Net cash provided by (used in) financing activities	(371,276)	185,865

Effects of exchange rates	30,899	(1,161,857)
Net increase (decrease) in cash and cash equivalents	448,341	(2,290,159)
Cash and cash equivalents, beginning of year	243,751	2,533,910

Cash and cash equivalents, end of year	$692,092	$243,751

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$126,097	$321,166
Non-cash investing and financing activities
Purchase of equipment through capital lease	$—	$142,964
Expenses satisfied with the issuance of stock	$327,800	$—
Principal reduction on mortgage	$250,000	$—
Reduction of convertible debt through issuanceof common stock	$611,381	$145,000
Receipt of available-for-sale securities throughissuance of common stock	$—	$500,000

See accompanying summary of accounting policies and notes to financial statements

Commonwealth Biotechnologies, Inc.

Summary of Significant Accounting Policies

The Company was formed on September 30, 1992, for the purpose of providing specialized analytical laboratory services for the life scientist. The Company matured, it re-focused its core business activities and now provides integrated contract research support in four principal areas; bio-defense; laboratory support services for on-going clinical trials; comprehensive contract projects in the private sector; and through it’s FIL division, for paternity testing, forensic case-work analysis and Convicted Offender Data Base Index System work. During 2007, the Company acquired Mimotopes which has developed a number of proprietary and patented technologies and is an industry leader in the synthesis of research grade peptides.

Exelgen, formally known as Tripos Discovery Research Ltd was acquired June 2007 and was a leading drug discovery services business that provided pharmaceutical and biotechnology companies with novel approaches to drug discovery. In September 2008, the decision was made to discontinue the operation. (See Note 13)

The sale of the assets of CBI’s FIL and CBI Services divisions were approved at the 2009 Annual Meeting of Shareholders. These operations were discontinued in November 2009. (See Note 13)

Consolidation Policy

The consolidated financial statements include the accounts of CBI and its wholly owned subsidiaries’ Mimotopes and Exelgen, until Exelgen was deconsolidated on September 23, 2008 (see Note 13). All inter-company accounts and transactions have been eliminated in consolidation.

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

Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”). Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

In February 2008, the FASB issued FSP No. FAS No. 157-2, Partial Deferral of the Effective Date of Statement 157, (“FSP No. 157-2”). FSP No. 157-2 delays the effective date of ASC 820 for all non financial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of ASC 820 on nonfinancial liabilities, but does not expect the adoption to have a material impact on its consolidated financial position, results of operations or cash flows.

Assets and liabilities recorded at fair value in the Consolidated Balance Sheets are categorized based upon the level of judgment associated with the inputs used to measure the fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

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

Restricted Cash

Restricted cash in CBI represents amounts held in escrow as required under the terms of the Convertible Note due to the PIPE Investors. This money will be used to pay down the debt or, if the note is converted to Common Stock, returned to the Company. The total amount held in escrow at December 31, 2009 was $200,000. Interest income earned on restricted cash is recorded in other interest income.

Restricted cash in Mimotopes represents the amount that is held by a third party in escrow as required under the terms of the Company’s land lease agreement. The total amount held in escrow as of December 31, 2009 is $98,359. Interest income earned on restricted cash is recorded in other interest income.

Investments

The Company classifies its investments in securities as available-for-sale. These investments are carried at the estimated fair value, with unrealized gains and losses reported in other comprehensive income (loss). Upon the sale of a security, the realized net gain or loss is reported in results of operations.

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

Deferred Financing Fees

Loan costs are amortized on a straight-line basis, which approximates the interest method, over the expected term of the related obligations.

Goodwill

Goodwill is recognized for the excess of purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired, in accordance with ASC 350, “Goodwill and Other Intangible Assets”. The Company reviews and accounts for the impairment of goodwill in accordance with ASC 350. Goodwill that has an indefinite useful life is not amortized, but instead is tested for impairment at least annually or whenever circumstances indicate potential impairment by comparing the carrying value of the reporting unit to its estimated fair value. The Company bases its estimates of fair value on projected cash flows. At December 31, 2008, the Company had $3,152,739 in goodwill related to the acquisitions of FIL in 2004 and Mimotopes in 2007. An analysis was performed, due to the current conditions of the Company and it was determined goodwill was fully impaired as of December 31, 2008.

Impairment of Long-Lived Assets

The Company reviews and accounts for the impairment of long-lived assets other than goodwill, including property and equipment and certain other noncurrent assets in accordance with ASC 360-35, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Long-lived assets besides goodwill are reviewed for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. For long-lived assets other than goodwill that are to be held and used in operations, an impairment is indicated when the estimated total undiscounted cash flow associated with the asset or group of assets is less than carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value.

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

Income (Loss) Per Common Share

Basic income (loss) per share has been computed on the basis of the weighted-average number of common shares outstanding. Common shares which can be issued upon exercise of stock options and warrants have not been included in the computation because their inclusion would have been anti-dilutive. Weighted average shares outstanding for basic and diluted loss per common share were 7,549,845 and 5,864,149 for the twelve months ended December 31, 2009 and 2008, respectively (see Note 15).

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

A 2009 Stock Incentive Plan was adopted by the Board of Directors and approved by the shareholders. The Plan makes up to 1,000,000 shares of common stock available for grants of restricted stock awards and stock options in the form of incentive stock options and non-qualified options to employees, directors and consultants of the Company.

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

New Accounting Pronouncements

On July 1, 2009, the Accounting Standards Codification became FASB’s officially recognized source of authoritative U.S. generally accepted accounting principles applicable to all public and non-public non-governmental entities, superseding existing FASB, AICPA, EITF and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies.

Commonwealth Biotechnologies, Inc.

The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies.

In June 2009, the FASB issued a standard regarding the FASB Accounting Standards Codification and the hierarchy of generally accepted accounting principles, which replaces the standard previously issued by the FASB regarding the hierarchy of generally accepted accounting principles. This standard identifies the source of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States (the “GAAP hierarchy”). In addition, this standard establishes the FASB Accounting Standard Codification (the “Codification”) as the source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. All guidance contained in the Codification carries an equal level of authority. The initial date of the adoption of this standard was effective for financial statements issued for interim and annual periods ending after June 15, 2009. On June 3, 2009, FASB decided that this standard is effective for interim and annual periods ending after September 15, 2009. The Company adopted this standard during the third quarter of 2009. Its adoption did not have a significant impact on the Company’s results of operations or consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which was primarily codified into FASB ASC Topic 810, “Consolidation”. This standard establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. This standard also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This guidance will be effective January 1, 2010. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2009, the Financial Accounting Standards Board issued ASC 855-10, formerly SFAS No. 165, “Subsequent Events” (“SFAS 165”). ASC 855-10 establishes principles and requirements for the reporting of events or transactions that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855-10 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. As such, the Company adopted these provisions at the beginning of the interim period ended June 30, 2009. Adoption of ASC 855-10 did not have a material effect on the Company’s consolidated financial statements.

In June 2009, the FASB issued revisions to ASC 860-10, ASC 860-40, ASC 860-50 which enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and the company’s continuing involvement in transferred assets. This statement removes the concept of qualifying special purpose entity, changes the requirements for derecognizing financial assets, and requires enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets accounted for as sales. This update is effective for annual reporting periods beginning after November 15, 2009, for interim periods within the first annual reporting period and for interim and annual reporting periods thereafter (effective January 1, 2010 for the Company). Management does not anticipate it will have a material impact on the Company’s consolidated financial statements.

Commonwealth Biotechnologies, Inc.

In April 2009, the FASB issued FASB Staff Position FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“ASC Topic 320-10-65-1”). ASC Topic 320-10-65-1 establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. It also contains additional disclosure requirements related to debt and equity securities and changes existing impairment guidance under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“ASC Topic 320-10”). For debt securities, the “ability and intent to hold” provision is eliminated, and impairment is considered to be other-than-temporary if an entity (i) intends to sell the security, (ii) more likely than not will be required to sell the security before recovering its cost, or (iii) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). This new framework does not apply to equity securities (i.e., impaired equity securities will continue to be evaluated under previously existing guidance).The “probability” standard relating to the collectability of cash flows is eliminated, and impairment is now considered to be other-than-temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security. ASC Topic 320-10-65-1 also provides that for debt securities which (i) an entity does not intend to sell and (ii) it is not more likely than not that the entity will be required to sell before the anticipated recovery of its remaining amortized cost basis, the impairment is separated into the amount related to estimated credit losses and the amount related to all other factors. The amount of the total impairment related to all other factors is recorded in other comprehensive loss and the amount related to estimated credit loss is recognized as a charge against current period earnings. ASC Topic 320-10-65-1 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“ASC Topic 825-10-65-1”). This FSP relates to fair value disclosures in public entity financial statements for financial instruments that are within the scope of Statement of Financial Accounting Standards No. 107 (ASC Topic 825-10), “Disclosures about Fair Value of Financial Instruments”. This guidance increases the frequency of those disclosures, requiring public entities to provide the disclosures on a quarterly basis, rather than annually. FSP 107-1 is effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

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

Total losses for the Company were $2,360,372 and $9,862,746 for the years ended December 31, 2009 and 2008, respectively. Recent operating losses may continue into future periods and there can be no assurance by management that the Company’s financial outlook will improve. For the years ended December 31, 2009 and 2008, losses from continuing operations were $2,768,056 and $9,107,607, respectively. Losses resulting from the goodwill impairment amounted to $3,152,739 in 2008. Losses resulting from the extinguishment of debt were $1,202,419 in 2008. Income (Loss) resulting from the discontinued operation in 2009 and 2008 were $407,684 and $(755,139), respectively.

The Company generated positive cash flows of $448,341 in 2009, compared to a decrease in cash of $2,290,159 in 2008. Net working capital (deficit) as of December 31, 2009 and December 31, 2008 was ($2,650,756) and ($4,416,054), respectively. The negative working capital is primarily due to continuing losses and debt obligations due within one year.

As of December 31, 2009, the Company had $692,092 in cash and cash equivalents, which was a 184.0% increase over the cash balance at December 31, 2008. This increase was primarily due to net cash received on the sale of CBI Services and Fairfax Identity Labs in November 2009.

Cash provided by operating activities was $214,553 in 2009 as compared to cash used by operating activities of $1,366,425 in 2008. The increase resulted from the reduced loss for the year which resulted primarily from discontinuing operations of Exelgen in 2008.

Cash provided by investing activities for 2009 was $574,165 in comparison to cash provided by investing activities of $52,258 in 2008. The increase was primarily the result of cash received on the sale of CBI Services and FIL in 2009.

Cash used by financing activities for 2009 was $371,276 as compared to cash provided of $185,865 in 2008. During 2008, the Company entered into multiple debt agreements providing $1,000,000 of proceeds to offset current losses and debt payments. No new borrowings, other than the refinancing of the mortgage loan with BB&T, occurred in 2009.

On November 10, 2009, the Company re-negotiated the terms of its outstanding mortgage debt which now becomes due in November 2012, including any non compliance with upcoming covenants which could cause the Company to be in default. The Company also believes that it will be able to satisfy its current debt obligations with its PIPE investors and Fornova through the issuance of common stock in lieu of cash payment.

Commonwealth Biotechnologies, Inc.

The Company continued to address the immediate needs for cash and liquidity on a number of fronts. As indicated previously, when confronted with static revenues and declining cash reserves, management reduced staffing through layoffs and attrition and reduced or eliminated non-production related expenditures. Fiscal practices have been strictly enforced. More significantly, the Company completed the divestment of its Richmond-based businesses, CBI Services and FIL to Bostwick. Both of these business units represented ongoing cash drains. With proceeds from this transaction, the Company was able to reduce a significant portion of payables and clear a backlog of employee entitlements under Virginia law. In addition, the Company negotiated, on terms favorable to CBI, a 5 year lease with Bostwick for its facility at 601 Biotech Dr., Richmond, VA. The sale to Bostwick was completed on November 2, 2009 resulting in net proceeds to the Company of $343,780.

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

During the last year, the Company’s business has undergone substantial change in relation to size, scale and scope of activities. Specifically, the Company has sold two major business assets and entered into a 5 year lease agreement to Bostwick for its Richmond, VA facility, The Company continues to have significant capacity in peptide chemistry through its wholly owned subsidiary, Mimotopes. In addition, some resources were invested in the establishment of VenturePharm Asia, a joint venture of China based companies which support the pharmaceutical industry.

As a result of the above, there is substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

The Company’s independent auditors have included a paragraph emphasizing “going concern” in their report on the 2009 financial statements. These financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

Commonwealth Biotechnologies, Inc.

2. Property and Equipment
Property and Equipment consisted of the following:
	December 31,
	2009	2008
Land	$403,919	$403,919
Building	6,930,975	6,547,882
Laboratory equipment	806,491	626,561
Furniture, fixtures and office and computer equipment	557,309	457,868

	8,698,694	8,036,230
Less Accumulated Depreciation	3,037,469	2,518,479

	$5,661,225	$5,517,751

Depreciation expense was $689,218 and $695,730 for the years ended December 31, 2009 and 2008, respectively. The Mimotopes facility is subject to a land lease. Lease payments associated with this land lease amounted to $117,900 in 2009.

Commonwealth Biotechnologies, Inc.

3. Long Term Debt:
	December 31,
	2009	2008
Long term Debt consists of:
Mortgage payable to BB&T due in monthly installments of approximately $35,000 with a fixed interest rate of 5.25%. The loan matures in October 2012 and is collateralized by the corporate offices and laboratory facilities located in Ricmond, Virginia, as well as all assets of the Company.	$2,737,713	$3,128,745

In January 2005, the Company entered into a capitalized leasing agreement with Technology Leasing Concepts for several pieces of laboratory equipment. The monthly principal and interest payments were $11,378 with an interest rate of 7.5%. These leases were assigned to Bostwick Laboratories in December 2009.	—	13,626

In February 2007, the Company entered into a thirty-six month capitalized leasing agreement with Technology Leasing Concepts for several pieces of computer equipment. The monthly principal and interest payments are $898.	2,641	11,588

Secured convertible promissory note with LH Financial (PIPE Investors) which matures June 30, 2010 . The note is collateraliized by a security interest in substantially all the assets of the Company. Interest compounds monthly at an annual rate of 10%. Interest is payable in cash, or at the discretion of note holder, with registered shares of common stock. The amount payable at December 31, 2008 represents the gross amount of the note which is reflected net of a discount of $248,689 in the consolidated balance sheet. The discount was fully amortized during 2009.	1,193,619	1,805,000

Convertible promissory note with Fornova Pharmaworld Inc. which matured on December 31, 2009. Interest compounds monthly at a rate of 10%. The Holder may convert the Note into shares of the Company’s common stock at any time prior to maturity.	500,000	500,000

Miscellaneous capital leases.	4,198	6,165

	4,438,171	5,465,124

Less current maturities and unamortized discounts	1,983,478	5,212,498

Less discount on convertible promissory notes	—	248,689

	$2,454,693	$3,937

Commonwealth Biotechnologies, Inc.

The mortgage includes certain restrictive covenants, which require the Company to maintain minimum levels of the current ratio, debt to net worth and debt service ratio’s. At December 31, 2009, the Company was in violation of covenants, however, the Company was granted a six-month waiver of the covenants by the bank.

Future payments due under the terms of the mortgage are as follows:

Year Ended December 31,
2010	$283,020
2011	296,410
2012	2,158,283

Total	$2,737,713

4. Leasing Commitments

The Company leases equipment and facilities under non-cancelable operating leases. Total expense for the years ended December 31, 2009, and 2008 was $75,088 and $110,889 respectively. Leases are secured by the equipment. Future minimum lease payments and the present value thereof under capitalized leases and future minimum rentals under all non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2008 are as follows:

Year Ended December 31,
2010	$35,000
2011	$33,000
2012	$30,000
2013	$5,000

Total	$103,000

5. Retirement Plan

CBI maintains a 401(k) Plan (the “Plan”) which covers substantially all employees. Under the Plan, employees may elect to defer a portion of their salary, up to the maximum allowed by law, and the Company can elect to match the contribution up to 3% of the employee’s contribution. Company contributions were $13,489 and $23,997 for the years ended December 31, 2009 and 2008, respectively.

Mimotopes is required by law to make contributions to a retirement plan covering all of its eligible employees at a rate of 9% of their base earnings. Company contributions were $103,446 and $76,949 for the years ended December 31, 2009 and 2008, respectively.

Commonwealth Biotechnologies, Inc.

6. Restricted Cash

Under the terms of the Company’s Convertible Note due to the PIPE Investors, $200,000 was held in escrow at December 31, 2009. These funds will be used to pay down the note at maturity or, if the note is converted into Common Stock, be returned to the Company.

Under the terms of the Company’s land lease in Australia, $98,359 is being held in escrow at December 31, 2009. This amount is equivalent to one year of lease payments.

7. Comprehensive Income (Loss)

The components of comprehensive loss, net of tax, for the years ended December 31, 2009 and 2008 were as follows:

	Year Ended December 31,
	2009	2008
Net Loss	$(2,360,372)	$(9,862,746)
Unrealized Loss on Investments	253,699	(253,699)
FX Adjustments	349,743	(511,834)

Total Comphrehensive Loss	$(1,756,930)	$(10,628,279)

8. Investments Available for Sale

The following table summarizes the Company’s investment in VPL stock which was obtained in July 2008 and is classified as securities available-for-sale as of December 31, 2009 and 2008. These investments are carried at estimated fair value and are summarized as follows:

	December 31,
	2009	2008
Cost	$589	$318,489
Gross Unrealized Losses	—	(253,699)

Estimated Fair Value	$589	$64,790

Commonwealth Biotechnologies, Inc.

9. Fair Value Disclosure

The following table presents information about the Company’s assets and liabilities which are measured at fair value, on a recurring basis as of December 31, 2009 and 2008, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

	Significant In Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Other Observable Inputs (Level 3)
	December 31,		December 31,		December 31,
	2009	2008	2009	2008	2009	2008
Assets:
Investment securities,available for sale	$589	$64,790	$—	$—	$—	$—

Liabilities:
Interest rate swap	$—	$—	$—	$148,688	$—	$—

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are listed in active markets.

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

Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the inputs to the model.

Commonwealth Biotechnologies, Inc.

10. Income Taxes

The difference between expected income tax benefits and income tax benefits recorded in the financial statements is explained below:

	December 31,
	2009	2008
Income taxes (benefit) computed at statutory rate	$(810,138)	$(2,808,000)
State income tax benefit, net	(107,859)	(262,500)
Change in valuation allowance	692,088	1,724,700
Impairment of goodwill-Mimotopes	—	799,000
Goodwill amortization-CBI	—	225,300
Other	225,902	321,500

	$—	$—

The significant components of deferred income tax assets and liabilities consist of the following:

	December 31,
	2009	2008
Deferred tax assets
Net operating loss carryforward	$7,518,738	$6,708,600
Research and development credit carryforward	52,600	52,600
Intangibles	—	122,200
Allowance for doubtful accounts	27,050	21,200
Stock based compensation	5,200	85,000
Other	20,500	33,200

	7,624,088	7,022,800

Deferred tax liabilities
Tax depreciation in excess of book depreciation	—	90,800
Other	34,000	34,000

	34,000	124,800

Net deferred tax asset before valuation allowance	7,590,088	6,898,000
Less valuation allowance	7,590,088	6,898,000

Net deferred tax asset	$—	$—

Commonwealth Biotechnologies, Inc.

10. Income Taxes (continued)

Operating loss carryforwards at December 31, 2009 relating to US operations of approximately $20,000,000 may be used to offset future taxable income and expire through 2027. The Company also has research and development credit carryforwards at December 31, 2009 of approximately $53,000 that expire through 2022. A valuation allowance has been established for deferred tax assets at December 31, 2009 as realization is dependent upon generating future taxable income.

11. Stock Compensation

Stock-Based Compensation Plans - Stock-based compensation expense recognized during a period is based on the value of the portion of stock-based awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized for the year ended December 31, 2009 included compensation expense for stock-based awards granted prior to, but not yet vested as of December 31, 2009, based on the fair value on the grant date.

Stock-based compensation expense related to employee stock options recognized under ASC 718 for the years ended December 31, 2009 and 2008 was approximately $38,400 and $184,290, respectfully, and is included in selling, general and administrative. As of December 31, 2009, total unamortized stock-based compensation cost related to non-vested stock awards was $90,000, net of expected forfeitures.

The total intrinsic value of stock awards (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) exercised during the year ended December 31, 2009 was $ 0. During the year ended December 31, 2009, the Company did not receive cash from the exercise of stock awards.

The following table sets forth fair value per share information, including related weighted-average assumptions, used to determine compensation cost for stock options consistent with the requirements of ASC 718.

Commonwealth Biotechnologies, Inc.

11. Stock Compensation (continued)

	2009	Weighted Average Exercise Price	2008	Weighted Average Exercise Price
Options and warrants outstanding, beginning of year	828,936	$5.27	785,877	$5.52
Granted	20,000	0.36	90,863	4.00
Exercised	—	—	—	—
Expired	(91,847)	9.90	(47,804)	9.11

Options and warrants outstanding, end of year	757,089	$4.43	828,936	$5.27

Options and warrants exercisable, end of year	737,089	$4.48	783,936	$5.13

Weighted - average fair value peroption and warrants granted during the year		$0.36		$0.94

The following table sets forth fair value per share information, including related weighted-average assumptions, used to determine compensation cost for our stock awards consistent with the requirements of ASC 718.

The assumption used to determine the fair value per option are as follows:

Assumptions:	2009	2008
Expected volatility	310.69%	123.40%
Expected annual dividend yield	0.00%	0.00%
Risk free rate of return	3.31%	2.25%
Expected option term (years)	10	10

Commonwealth Biotechnologies, Inc.

11. Stock Compensation (continued)

The following table summarizes information about stock options and warrants outstanding at December 31, 2009:

Exercise Price Per Share	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
$0.36 - 2.00	42,058	6	0.88	42,058	0.88
$2.01 - 5.49	506,681	5	3.70	486,681	3.75
$5.50 - 7.00	84,350	1	5.98	84,350	5.98
$7.01 - 9.49	124,000	4	7.57	124,000	7.57
$9.50 - 12.50	—	0	—	—	—

$0.36 - 12.50	757,089		4.43	737,089	4.48

At December 31, 2009, there was no unrecognized compensation cost related to non-vested Restricted Stock Units (RSUs) granted under the CBI stock plan which is expected to be recognized over a weighted-average period of 1.8 years. Compensation expense related to RSUs for the years ended December 31, 2009 and 2008 was $100,000 for each period, and is included in selling, general and administrative expenses.

The following table summarizes information about Restricted Stock Unit (RSU) activity for the year ended December 31, 2009:

Commonwealth Biotechnologies, Inc.

11. Stock Compensation (continued)

	Number of Restricted Stock Units	Weighted Average Grant Date Value
Non-vested at Deceber 31, 2008	22,251	$4.52
Granted	—
Vested	22,251	$4.52
Expired	—

Non-vested at December 31, 2009	—	$—

Employees who transferred to Bostwick upon the sale of CBI Services and FIL had 90 days to exercise any outstanding options. None of these options were exercised. In February 2010, 202,109 options relating to former employees expired.

12. Sale of CBI Services and Fairfax Identity Labs

On July 16, 2009 the Company announced that an agreement had been signed with Bostwick for the sale of the assets of CBI’s FIL and CBI Services divisions. Bostwick agreed to purchase such assets for a purchase price of $1,110,000, in cash and certain royalty payments to CBI over a five-year period. In addition, CBI will lease to Bostwick the building located at 601 Biotech Drive, Richmond, Virginia, housing the CBI Services and FIL. The lease is for a term of five years at $48,000 per month.

The sale to Bostwick was completed on November 2, 2009 resulting in net proceeds to the Company of $343,780. A reconciliation of the gross purchase price to net proceeds received by the Company is as follows:

Purchase Price	$1,110,000
Professional Fees	(282,235)
Payment to Mortgage Holder	(255,000)
Convertible Noteholders Escrow Funds	(200,000)
Real Estate Taxes	(26,426)
Filing Fees	(2,559)

$343,780

The funds held in escrow may be paid to the Company if the note is satisfied through the issuance of common stock instead of cash.

In connection with this sale, the Company issued 250,000 share of restricted stock to the Convertible Note Holders.

Commonwealth Biotechnologies, Inc.

13. Discontinued Operations

On September 23, 2008, the Company’s wholly owned subsidiary, Exelgen entered into administration under the jurisdiction of the High Court of Justice, Bristol District Registry, Chancery Division, in the United Kingdom (the “High Court”). Exelgen filed a Notice of appointment of an administrator, appointing PricewaterhouseCoopers LLP effective September 23, 2008.

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

At the 2009 Annual Meeting of Shareholders, approval was made to sell the assets of CBI’s FIL and CBI

Services Divisions. The sale of these assets to Bostwick was completed in November 2009. As of November 2, 2009, the Company has deconsolidated the operations of these divisions and recorded a loss related to the remaining net investment as a discontinued operation.

At December 31, 2008, assets of these divisions consisted solely of fixed assets with a net book value of $840,001.

Commonwealth Biotechnologies, Inc.

13. Discontinued Operations (continued)

The components of the income (loss) from the discontinued operations:

	Year Ended December 31, 2009 (FIL and CBI Services)	Year Ending December 31, 2008
		Exelgen	FIL and CBI Services	Total
Revenues	$4,241,576	$1,731,169	$5,719,313	$7,450,482
Cost of services	(3,567,653)	(2,325,441)	(4,364,697)	(6,690,138)

Gross profit (loss)	673,923	(594,272)	1,354,616	760,344
Sales, general and administrative	392,996	316,176	438,239	754,415

Operating income (loss)	280,927	(910,448)	916,377	5,929
Other income/(expense)	89	32,871	—	32,871
Interest expense	(257,114)	(121,148)	(379,493)	(500,641)
Gain on sale	383,782	—	—	—
Loss on disposal of subsidiary	—	(293,298)	—	(293,298)

Income (loss) from operating discontinued operations	$407,684	$(1,292,023)	$536,884	$(755,139)

14. Short Term Notes with Conversion Features

PIPE Investors Agreement

On December 31, 2007 the Company issued $1,950,000 of convertible debt in a subscription agreement between the Company and the PIPE Investors. The debt carries an interest rate of 10% annually and matured in July 31, 2009. Quarterly interest payments may be made in the form of either cash or common stock. The debt may be converted into shares of common stock at a conversion price of $2.00 per share. In conjunction with the debt, the Company also issued Class A warrants to purchase 975,000 shares of common stock at an exercise price of $2.85 per share that expire in May 2013.

Commonwealth Biotechnologies, Inc.

The fair value of the Class A warrants is $1.79 per share. The fair value of the Class A warrants is calculated using the Black-Scholes method. Assumptions for Class A warrants include the stock asset price at $2.55 and a stock option price of $2.85 with a maturity date of 5 years and effective interest rate of 3.40%. The Company also issued Class B warrants to purchase 243,750 shares of common stock at an exercise price of $5.00 per share. The fair value of the Class B warrants is $0.36 per share. The fair value of the Class B warrants is calculated using the Black- Scholes method. The debt carries a beneficial conversion feature, which along with the relative fair value of the warrants, resulted in a debt discount of $1,950,000 which was recorded against the convertible debt and offset in additional paid in capital. This discount will be amortized as interest expense over the life of the debt which resulted in amortization of approximately $748,000 for the nine months ended September 30, 2009. The Company registered the required minimum number of shares based upon the agreement on April 30, 2008 and will register the remaining shares by as soon as possible as required under the agreement

Modification, Waiver and Acknowledgement Agreement

On September 18, 2008, the Company entered into a modification, waiver and acknowledgement agreement with LH Financial for the convertible debt listed above. Under the modified Agreement, the restructured terms of the Agreement is that the exercise price of the Class A Warrants was reduced from $2.85 to $0.71 per common share, and the exercise price of the Class B Warrants was reduced from $5.00 to $1.01 per common share, subject to further reduction as described in the Transaction Documents. The restructured terms of the Agreement are as follows:

(1)	the conversion price for every 33% of remaining principal amount of each Investor’s pro rata portion of the Notes was reduced from $2.00 to $0.50 per common share, subject to further reduction as described in the transaction documents:

(2)	all interest accrued through March 31, 2008 on the debt shall be paid at a rate of 10% in shares of the Company’s common stock and all interest further accrued between April 1, 2008 and September 30, 2008 on the debt shall be paid at the rate of 12% in shares of the Company’s common stock: and

(3)	the exercise price of the Class A Warrants was reduced from $2.85 to $0.71 per common share, and the exercise price of the Class B Warrants was reduced from $5.00 to $1.01 per common share, subject to further reduction as described in the Transaction Documents.

As a result of the above modification, the Company reported a loss of $1,202,419 for the extinguishment of debt relative to the original beneficial conversion feature and debt discount.

On June 22, 2009, the registrant completed the issuance of an aggregate principal amount of $369,950 of subordinated notes (the “Notes”) convertible into shares of the registrant’s common stock, without par value per share (“Common Stock”), to 6 institutional investors (the “ PIPE Investors”). The Notes mature on December 31, 2009, and have an interest rate of 8% per annum. The registrant will pay any interest and principal on the maturity date. Prior to maturity, a holder of a Note may convert such Note into shares of the registrant’s Common Stock at a conversion price of $0.50 per share. The purchase price for the Notes was paid by the partial surrender of certain outstanding promissory notes and deemed payment of interest in connection therewith. According to the registrant’s transfer agent, on June 22, 2009, the registrant had issued and outstanding 7,416,896 shares of common stock. The amount of common stock underlying the Notes represents less than 9.99% of the registrant’s issued and outstanding common stock on June 22, 2009. All shares were exercised and no additional interest will be accrued for the rest of the year.

Commonwealth Biotechnologies, Inc.

On July 22, 2009, the Company reached an agreement with its PIPE investors to extend for 6 months its convertible note facilities of approximately $1.3M that matured on June 30 and has also received consent to suspend the financial covenants under such note facilities through the 4th Quarter. During this period, obligations under the note will continue to accrue.

In December 2009, the Company received an extension of the maturity date until June 30, 2010.

Second Modification, Waiver and Acknowledgement Agreement

On October 9, 2009, the second Modification Agreement relating to the above mentioned debt was approved at the 2009 Annual Meeting of Shareholders. The restructured agreement calls for the conversion price for the remaining balance of PIPE notes to be lowered from $2.00 per share to $0.50 per share.

Sale of CBI Services and FIL

On November 2, 2009, the Company entered into an Agreement with its PIPE investors in connection with the sale of CBI Services and FIL. As a condition of the Agreement, the Lenders received 250,000 shares of restricted common stock and CBI placed into escrow $200,000 to be released back to the Borrower upon satisfaction of the note.

Principal and Interest Conversions

During the year ended December 31, 2008, the Company received notices of conversion for $145,000 in principal and $106,831 in interest resulting in the issuance of 352,946 shares of common stock.

During the year ended December 31, 2009, the Company received notices of conversion for $611,381 in principal and $165,593 in interest resulting in the issuance of 1,696,224 shares of common stock.

During January 2010, the Company received notices of conversion for $462,361in principal and $34,452 in interest resulting in the issuance of 993,626 shares of common stock.

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

As of December 31, 2009, this note has matured.

Commonwealth Biotechnologies, Inc.

15. Earnings per Share

The Company follows the guidance provided in ASC 260, Earnings Per Share, which establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. Basic earnings (loss) per common share are computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments such as warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share.

	Year Ended December 31,
	2009	2008
Basic and diluted loss per share:
Loss from continuing operations	$(2,768,056)	$(9,107,607)
Incom (Loss) from discontinued operations	407,684	(755,139)

Net loss	$(2,360,372)	$(9,862,746)

Basic and diluted loss per common share from continued operations	$(0.36)	$(1.55)

Basic and diluted income (loss) per common share from discontinued operations	$0.05	$(0.13)

Basic and diluted loss per common share after discontinued operations	$(0.31)	$(1.68)

Weighted average share outstanding	7,549,845	5,864,149

16. Joint Venture

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

Coincident with the transaction, CBI entered into a) an Ancillary Agreement with VPL to provide a $1 million put option from CBI to VPL and a $3 million call option from VPL to CBI both at a 10% discount to market with a three year expiration date, b) a Voting Lock Up Agreement to require VPL to vote in favor of all matters brought before the shareholders for a period of six months and to escrow its acquired shares for a eighteen months, c) a Registration Rights Agreement to be effective after twenty-four months, and d) a Joint Venture (JV) agreement to establish an unincorporated JV which provides CBI access on a preferred basis to the extensive, low cost capabilities of VPL in China. Total expenses for the twelve months ended December 31, 2008 were $85,823 which represents sales and marketing costs. No expenses were incurred during the twelve months ended December 31, 2009. No revenues have been generated relating to this joint venture.

Commonwealth Biotechnologies, Inc.

Exercise of the Put Option

On July, 7, 2008, the Company completed a sale of stock subject to the $1 million put right with VPL. Under the terms of the put agreement, the Company sold 463,426 shares of common stock to VPL at a price of $2.15 per share. In consideration of the sale of shares, the Company received $500,000 in cash and 2,229,664 of VPL’s ordinary shares.

17. Suspension of Agreement with Biosignal LTD.

On July 22, 2009, the Company reached an agreement with Biosignal Ltd., an Australian biotechnology company, pursuant to which Biosignal was to complete a $1,600,000 investment in the Company and would agree to assign its biofilm technology to the Company. The biofilm technology is based around a family of natural products which disrupt bacterial colonization and thereby inhibit growth. Such biofilm disrupters are expected to be commercialized to support a variety of medical and industrial application.

Pursuant to the terms of a Share Subscription Agreement, Biosignal was to purchase 1,600,000 shares of the Company’s common stock, without par value, for the purchase price of $1,600,000, paid in the form of a 12 month unsecured convertible note bearing interest at 10% per annum. To the extent Biosignal obtained shareholder approval, Biosignal could, at its option, convert the note and all accrued interest into the aggregate of 65,339,458 shares of Biosignal.

In addition, the Company and Biosignal were to enter into a Deed of Assignment to which Biosignal would convey certain intellectual property and contracts related to the development and possible exploitation of Biosignal’s biofilm technology to the Company subject to the satisfactory completion of due diligence and other conditions. Biosignal would retain licensed rights to use this intellectual property to service some contracts that were not assigned to the company.

This transaction was suspended by the Company and Biosignal in August 2009. On March 19, 2010 the Biosignal shareholders voted not to pursue this transaction.

18. Delisting and Reinstatement from NASDAQ

On July 24, 2009, The NASDAQ Stock Market notified CBI that CBI was to be delisted from the NASDAQ Capital Market as a result of (i) a failure to comply with NASDAQ Listing Rule 5550(b) due to a failure to maintain minimum stockholders’ equity of $2.5 million and a failure to file a Form 8-K affirming compliance with Rule 5550(b), (ii) a failure to comply with NASDAQ Listing Rule 5635(a) due to a failure to obtain shareholder approval of an issuance of stock in excess of 20% of the pre-transaction shares outstanding in connection with the structure of a prior agreement with Biosignal, Ltd, an Australian company, and (iii) a failure to comply with NASDAQ Listing Rule 5250(e)(2)(D) due to a failure to timely file a Form LAS for that Biosignal issuance.

After receiving the July 24, 2009 notice, CBI and Biosignal agreed to terminate the earlier agreement and, subsequently, CBI filed a Form LAS in connection with a proposed amended and re-stated Biosignal Transaction thus bringing the company back into compliance with NASDAQ Rules 5635(a) and 5250(e)(2)(D). However, NASDAQ has determined that the Company has not met the requirements of Rule 5550(b). The Company appealed this decision under NASDAQ Rule 5800. The hearing was convened on September 3, 2009. On October 20, 2009, CBI was notified that the Hearing Panel granted the request of CBI to remain listed on The NASDAQ Stock Market through January 20, 2010, subject to the condition that, on or before January 20, 2010, CBI evidence shareholders’ equity of at least $2.5 million or demonstrate compliance with one of the alternative listing criteria of NASDAQ Listing Rule 5550(b). Failure to meet the Listing Rule 5550(b) may result in CBI’s delisting after such date.

Commonwealth Biotechnologies, Inc.

Effective January 25, 2010, the Company’s stock began trading on the Pink Sheets under the symbol CBTE.PK.

Effective March 25, 2010, the Company’s stock began trading on the OTC Bulletin Board under the symbol CBTE.OB.

Commonwealth Biotechnologies, Inc.

19. Subsequent Events

Employees who transferred to Bostwick upon the sale of CBI Services and FIL had 90 days to exercise any outstanding options. None of these options were exercised. In February 2010, 202,109 options relating to former employees expired.

Effective January 25, 2010, the Company’s stock began trading on the Pink Sheets under the symbol CBTE.PK.

Effective March 25, 2010, the Company’s stock began trading on the OTC Bulletin Board under the symbol CBTE.OB.

During January 2010, the Company received notices of conversion, relating to the convertible note due the PIPE Investors, for $462,361in principal and $34,452 in interest resulting in the issuance of 993,626 shares of common stock.

The Company has evaluated subsequent events for potential recognition and/or disclosure and determined that there were none, other than those described above, that required accrual or disclosure.

Commonwealth Biotechnologies, Inc.

Corporate Information

Commonwealth Biotechnologies, Inc.

601 Biotech Drive

Richmond, VA 23235

Telephone: 800-735-9224;

Telephone: 804-648-3820

Fax: 804-648-2641

E-mail: info@cbi-biotech.com

Web site: www.cbi-biotech.com

Mimotopes Pty, Ltd.

11 Duerdin St

Clayton, Victoria 3168 Australia

General Counsel

Kaufman and Canoles, PC

1051 E. Cary St

3 James Center

Richmond, VA 23219

Transfer Agent and Registrar

Computershare Trust Co.

350 Indiana St.

Golden, CO 80401

Independent Auditors

Witt Mares, PLC

3951 Westerre Parkway

Suite 200

Richmond, VA 23233

Commonwealth Biotechnologies, Inc.

Executive Officers

Richard J. Freer, Ph.D.

COO

Directors of the Company

Richard J. Freer, Ph.D.

COO

Paul D’Sylva, Ph.D.

Director

Dr. William Guo

Chairman of the Board

VenturePharm Lab

Samuel P. Sears, Jr., Esq.

Attorney at Law

James Causey.

VP, Dominion Media

Dominion Enterprises

Eric V. Tao

Chief Investment Officer and Director

AGI Capital Group, Inc.

Maria Song, MD, Ph.D.

VP, Venturepharm

Notes

Commonwealth Biotechnologies, Inc.

601 Biotech Dr.

Richmond, Virginia 23235

phone: 800-735-9224

phone: 804-648-3820

fax: 804-648-2641

email: info@cbi-biotech.com

url: www.cbi-biotech.com