Form 10-K, Exhibit 13
period 2010-12-31
COMMONWEALTH BIOTECHNOLOGIES INC
filed 2011-05-04
CIK 1042418

Exhibit 13.1

Commonwealth Biotechnologies, Inc.

2010

ANNUAL REPORT

Commonwealth Biotechnologies, Inc.

Table of Contents

Page Number
Stockholder Matters	1

Selected Financial Data	2

Management Discussion and Analysis of Financial Condition and Results of Operations	3

Report of Independent Registered Public Accounting Firm	14

Consolidated Financial Statements

Balance Sheets	15

Statements of Operations	16

Statements of Stockholders’ Equity	17

Statements of Cash Flows	18

Summary of Significant Accounting Policies	19

Notes to Financial Statements	26

Commonwealth Biotechnologies, Inc.

Stockholder Matters

The Company’s common stock traded on the NASDAQ Capital Market (“NASDAQ”) under the symbol “CBTE” until January 25, 2010. The Company’s common stock currently trades on the Pink Sheets under the symbol CBTEQ.PK. The following table sets forth the range of high and low sales price per share of common stock for the years ended December 31, 2010, 2009 and 2008, respectively. These market quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily represent actual transactions.

On April 13, 2011, the last reported sales price for a share of the Company’s Common Stock was $0.04. As of April 14, 2011, there were 48 holders of record of the Company’s Common stock and 2 beneficial holders.

The Company has not paid and does not expect to pay any cash dividends on its Common Stock.

Period	High Stock Price	Low Stock Price
1st Quarter, 2010	$0.65	$0.15
2nd Quarter, 2010	$0.26	$0.16
3rd Quarter, 2010	$0.17	$0.09
4th Quarter, 2010	$0.11	$0.06

1st Quarter, 2009	$0.39	$0.21
2nd Quarter, 2009	$1.18	$0.22
3rd Quarter, 2009	$0.80	$0.50
4th Quarter, 2009	$.077	$0.36

1st Quarter, 2008	$2.87	$1.91
2nd Quarter, 2008	$3.14	$1.23
3rd Quarter, 2008	$1.51	$0.71
4th Quarter, 2008	$0.82	$0.23

Commonwealth Biotechnologies, Inc.

Selected Financial Data

Set forth below is selected financial data with respect to the years ended December 31, 2010 and 2009. The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operation.”

	As of and for the year ended December 31,
	2010	2009
Operational Data
Total revenues	$610,281	$99,894

Loss from continuing operations	(644,617)	(2,456,039)
Income (Loss) from discontinued operations	(359,653)	95,667

Net loss	$(1,004,270)	$(2,360,372)

Basic and diluted loss per common share from continued operations	$(0.06)	$(0.33)

Basic and diluted income (loss) per common share from discontinued operations	(0.04)	0.02

Basic and diluted loss per common share	$(0.10)	$(0.31)

Weighted average shares outstanding	9,864,040	7,549,845

Balance Sheet Data
Total Current Assets	$2,372,245	$3,139,886
Total Assets	6,147,389	7,290,432
Total Current Liabilities	3,437,341	3,981,604
Total Liabilities	5,746,348	6,581,170
Total Stockholders’ Equity	$401,041	$709,262

Commonwealth Biotechnologies, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with “Selected Financial Data” and the Company’s Audited Financial Statements and Notes thereto included within.

Overview

Commonwealth Biotechnologies, Inc. (the “Company” or “CBI”) is a specialized life sciences outsourcing business that offers cutting-edge expertise and a complete array of Peptide-based discovery chemistry and biology products and services through Mimotopes Pty Limited (“Mimotopes”), a wholly-owned subsidiary of CBI. Through November 2, 2009, CBI also provided services through CBI Services and Fairfax Identity Laboratories (“FIL”), two divisions that were sold to Bostwick Laboratories, Inc. (“Bostwick”) effective November 2, 2009.

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a gross sales price of $875,000. After expenses, the Company anticipates receiving net proceeds of approximately $825,000. In addition, the Company has a sales agreement for the purchase of land, office and laboratory space located at 601 Biotech Drive in Chesterfield County, Virginia. The sale is subject to acceptance and approval by the Bankruptcy Court. Management believes that this offer will be accepted as the “Stalking Horse” bid by the Bankruptcy Court. The Company plans to use the net proceeds from these asset sales to pay off all secured and unsecured creditors and to fund operations. Once the Company is a debt-free public shell, a merger with a private Company seeking access to the public financial markets will be pursued. This process is currently underway.

CBI Services, FIL and Mimotopes are shown in the Consolidated Statement of Operations as discontinued operations.

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

Total losses for the Company were $1,004,270 and $2,360,372 for the years ended December 31, 2010 and 2009, respectively. Recent operating losses may continue into future periods and there can be no assurance by management that the Company’s financial outlook will improve. For the years ended December 31, 2010 and 2009, losses from continuing operations were $644,617 and $2,456,039,

Commonwealth Biotechnologies, Inc.

respectively. Income (Loss) resulting from the discontinued operations in 2010 and 2009 were $(359,653) and $95,667, respectively.

The Company generated negative cash flows of $454,748 in 2010, compared to an increase in cash of $473,731 in 2009. Net working capital as of December 31, 2010 and December 31, 2009 was ($1,065,096) and ($841,718), respectively. The negative working capital is primarily due to continuing losses and debt obligations due within one year.

As of December 31, 2010, the Company had $99,912 in cash and cash equivalents, which was an 82.0% decrease over the cash balance at December 31, 2009. This decrease was primarily due to continued operating losses.

Cash used by operating activities was $173,807 in 2010 compared to cash provided by operating activities of $267,944 in 2009. This change was primarily a result of continued losses and reduced accounts receivable resulting from the sale of CBI Services and FIL. In addition, 2009 included debt discount amortization of approximately $249,000. This discount was fully amortized in 2009.

Cash used by investing activities was $0 in 2010, compared to cash provided by investing activities in 2009 of $574,165. The primary investing activities in 2009 were proceeds from the sale of CBI Services and FIL and from the sale of investment securities. Substantially all of the Company’s investment securities were liquidated in 2009.

Cash used by financing activities for 2010 and 2009 was $280,941 and $365,378, respectively. Restricted cash required to be escrowed for the benefit of the PIPE Investors in 2009 was distributed in October 2010 and accounted for as a reduction in principal outstanding.

On November 2, 2009, the Company re-negotiated the terms of its outstanding mortgage debt with BB&T which now becomes due in November 2012, including any non compliance with upcoming covenants which could cause the Company to be in default.

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a gross sales price of $875,000. After expenses, the Company anticipates receiving net proceeds of approximately $825,000. In addition, the Company has a sales agreement for the sale of land, office and laboratory space located at 601 Biotech Drive in Chesterfield County, Virginia. The sale is subject to acceptance and approval by the Bankruptcy Court. Management believes that this offer will be accepted as the “Stalking Horse” bid by the Bankruptcy Court. The Company plans to use the net proceeds from these asset sales to pay off all secured and unsecured creditors and to fund operations. Once the Company is a debt-free public shell, a merger with a private Company seeking access to the public financial markets will be pursued. This process is currently underway.

A continued lack of adequate cash resulting from the Company’s inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business.

There can be no assurance that any funds required during the next twelve months or thereafter can be generated from operations. Nor can there be any assurance that funds will be available from external sources, such as debt or equity financing or other potential sources, if they cannot be generated internally. Lastly, there can be no assurance that the Company will be able to secure a suitable merger partner.

Commonwealth Biotechnologies, Inc.

During the last year, the Company’s business has undergone substantial changes in relation to size, scale and scope of activities. Once the sale of Mimotopes is complete, the Company will have no operating units or subsidiaries.

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

The Company’s independent auditors have included a paragraph emphasizing “going concern” in their report on the 2010 financial statements. The financial statements included herein do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

Change in Operating Structure

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

At its Richmond, Virginia location, CBI Services’ core competencies were in the area of genomics and proteomics, principally serving the early stage research and development needs of its clients. These support true drug discovery at the most fundamental stage but also support many of the pre-clinical needs of our clients and, most recently, several clinical trials are being supported. Through CBI Services, the Company provided these services under the FDA’s Good Laboratory Practices (GLP) Guidelines (21CFR Part 58). CBI Services was also able to provide clinical trial support under Good Clinical Practices (GCP) Guidelines by virtue of its Clinical Laboratory Improvement Act (CLIA) certification. A unique feature of the Richmond location is its Bio-Safety Level 3 (BSL-3) laboratory and its CDC Registration for Select Agents. The Company had capabilities in the area of bacterial and viral organisms and a very strong program in bio-threat toxin analysis. This capability had been at the core of the Company’s government-based contracts.

Also at the Richmond location is FIL. FIL has been at the forefront of DNA technology of profiling for identity since it opened its doors in 1990. FIL’s rigorous standards were designed to provide credible evidence that affects decisions regarding criminal trials, paternity, immigration, estate settlement, adoption, and other issues of identity. FIL provides Forensics, Paternity and Convicted Offender DNA Index System (“CODIS”) services to government and private concerns. FIL was accredited by the American Association of Blood Banks, the National Forensic Science Technology Center, and the Department of Health, State of New York. All testing was done under CLIA guidelines. Its employees have extensive laboratory and courtroom experience.

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

Commonwealth Biotechnologies, Inc.

Pharmaceuticals, a world class provider of GMP pharmaceutical grade peptides and also enjoys a strong relationship with GL Biochem, a Shanghai-based peptide synthesis and reagent company.

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a gross sales price of $875,000. After expenses, the Company anticipates receiving net proceeds of approximately $825,000. Once the sale of Mimotopes is complete, the Company will have no operating units or subsidiaries.

Strategy Going Forward

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a gross sales price of $875,000. After expenses, the Company anticipates receiving net proceeds of approximately $825,000. In addition, the Company has a sales agreement for the purchase of land, office and laboratory space located at 601 Biotech Drive in Chesterfield County, Virginia. The sale is subject to acceptance and approval by the Bankruptcy Court. Management believes that this offer will be accepted as the “Stalking Horse” bid by the Bankruptcy Court. The Company plans to use the net proceeds from these asset sales to pay off all secured and unsecured creditors and to fund operations. Once the Company is a debt-free public shell, a merger with a private Company seeking access to the public financial markets will be pursued. This process is currently underway.

Commonwealth Biotechnologies, Inc.

Results of Operations

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

All financial comparisons are for continuing operations unless otherwise noted for discontinued operations or extraordinary item.

Revenues

Total revenues increased by $510,387 or 510.9% from $99,894 during 2009 to $610,281 during 2010. Revenues consist solely of rental income received from Bostwick for the lease of office and laboratory space located at 601 Biotech Drive in Chesterfield County, Virginia. This lease commenced in November 2009. Consequently, 2010 includes twelve months of rent compared to two months of rent in 2009.

General and Administrative

General and administrative expenses (“GA”) consist primarily of compensation and related costs for corporate administrative staff, facility expenditures, professional fees, consulting, taxes, and depreciation. Total GA costs decreased $867,818, or 45.8%, from $1,894,255 in 2009 to $1,026,437 in 2010. This decrease is primarily a result of decreased operations and the elimination of corporate overhead costs subsequent to the sale of CBI Services and FIL in November 2009. Currently, the corporate administrative staff consists of the CEO, Staff Accountant and a consultant who serves as the acting principal financial officer.

Other Income (Expenses)

Realized losses were $0 and $189,820 in 2010 and 2009, respectively. These losses relate to the sale of substantially all investment securities held by the Company in 2009.

Interest expense decreased $232,331, or 49.9%, from $465,479 in 2009 to $233,148 in 2010. This decrease is primarily due to the following:

•	Discount amortization on the PIPE Investor notes of approximately $349,043 in 2009 as compared to $0 in 2010. The discount was fully amortized in 2009.

•	Approximately $256,000 of interest on the Company’s mortgage was allocated to CBI Services and FIL and included in discontinued operations in 2009.

•	The mortgage was refinanced in November 2009 reducing the effective interest rate from 8.00% to 5.25%.

•	In January 2010, the PIPE investors converted approximately $462,000 of principal outstanding into common stock.

Discontinued Operations

At the 2009 Annual Meeting of Shareholders, approval was made to sell the assets of CBI’s FIL and CBI Services Divisions. The sale of these assets to Bostwick was completed in November 2009. As of November 2, 2009, the Company has deconsolidated the operations of these divisions and recorded a loss related to the remaining net investment as a discontinued operation.

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private

Commonwealth Biotechnologies, Inc.

sale of Mimotopes for a gross sales price of $875,000. After expenses, the Company anticipates receiving net proceeds of approximately $825,000. Results of operating Mimotopes are shown as discontinued operations in the Consolidated Statement of Operations for 2010 and 2009. In addition, the related assets and liabilities of Mimotopes are shown as Assets of discontinued operations and Liabilities of discontinued operations in the Consolidated Balance Sheet as December 31, 2010 and 2009.

Income (loss) from discontinued operations was ($359,653) in 2010 and $95,667 in 2009. The amount for 2010 consists solely of the operations of Mimotopes. The 2009 amount is comprised of CBI Services and FIL’s income from discontinued operations of $407,684 and Mimotope’s loss from discontinued operations of ($312,017).

Liquidity and Capital Resources

Total losses for the Company were $1,004,270 and $2,360,372 for the years ended December 31, 2010 and 2009, respectively. Recent operating losses may continue into future periods and there can be no assurance by management that the Company’s financial outlook will improve. For the years ended December 31, 2010 and 2009, losses from continuing operations were $644,617 and $2,456,039, respectively. Income (Loss) resulting from the discontinued operations in 2010 and 2009 were $(359,653) and $95,667, respectively.

The Company generated negative cash flows of $454,748 in 2010, compared to an increase in cash of $473,731 in 2009. Net working capital as of December 31, 2010 and December 31, 2009 was ($1,065,096) and ($841,718), respectively. The negative working capital is primarily due to continuing losses and debt obligations due within one year.

As of December 31, 2010, the Company had $99,912 in cash and cash equivalents, which was an 82.0% decrease over the cash balance at December 31, 2009. This decrease was primarily due to continued operating losses.

Cash used by operating activities was $173,807 in 2010 compared to cash provided by operating activities of $267,944 in 2009. This change was primarily a result of continued losses and reduced accounts receivable resulting from the sale of CBI Services and FIL. In addition, 2009 included debt discount amortization of approximately $249,000. This discount was fully amortized in 2009.

Cash used by investing activities was $0 in 2010, compared to cash provided by investing activities in 2009 of $574,165. The primary investing activities in 2009 were proceeds from the sale of CBI Services and FIL and from the sale of investment securities. Substantially all of the Company’s investment securities were liquidated in 2009.

Cash used by financing activities for 2010 and 2009 was $280,941 and $365,378, respectively. Restricted cash required to be escrowed for the benefit of the PIPE Investors in 2009 was distributed in October 2010 and accounted for as a reduction in principal outstanding.

On November 2, 2009, the Company re-negotiated the terms of its outstanding mortgage debt with BB&T which now becomes due in November 2012, including any non compliance with upcoming covenants which could cause the Company to be in default.

Accounts receivable were $0 at December 31, 2010 compared to $169,753 at December 31, 2009. This decrease was a result of the following:

Commonwealth Biotechnologies, Inc.

•

Based on advice from legal counsel, accounts receivable (two customer accounts) of approximately $74,000 were written off through a charge to the allowance for doubtful accounts effective December 31, 2010.

•

The remaining receivable balance of $40,085 related to receivables retained by the Company when CBI Services and FIL were sold in November 2009. Due to the age and the lack of success by the outside agency employed to collect these receivables, the Company deemed them uncollectible at December 31, 2010. Consequently, a reserve in the amount of 100% of the outstanding balance was established through a charge to bad debt expense at December 31, 2010.

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a gross sales price of $875,000. After expenses, the Company anticipates receiving net proceeds of approximately $825,000. In addition, the Company has a sales agreement for the purchase of land, office and laboratory space located at 601 Biotech Drive in Chesterfield County, Virginia. The sale is subject to acceptance and approval by the Bankruptcy Court. Management believes that this offer will be accepted as the “Stalking Horse” bid by the Bankruptcy Court. The Company plans to use the net proceeds from these asset sales to pay off all secured and unsecured creditors and to fund operations. Once the Company is a debt-free public shell, a merger with a private Company seeking access to the public financial markets will be pursued. This process is currently underway.

A continued lack of adequate cash resulting from the Company’s inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business.

There can be no assurance that any funds required during the next twelve months or thereafter can be generated from operations. Nor can there be any assurance that funds will be available from external sources, such as debt or equity financing or other potential sources, if they cannot be generated internally. Lastly, there can be no assurance that the Company will be able to secure a suitable merger partner.

During the last year, the Company’s business has undergone substantial changes in relation to size, scale and scope of activities. Once the sale of Mimotopes is complete, the Company will have no operating units or subsidiaries.

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

Commonwealth Biotechnologies, Inc.

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

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which was primarily codified into FASB ASC Topic 810, “Consolidation”. This standard establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. This standard also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This guidance will be effective January 1, 2010. The adoption of this guidance did not have a material impact on its consolidated financial statements.

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

In June 2009, the FASB issued revisions to ASC 860-10, ASC 860-40, ASC 860-50 which enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and the company’s continuing involvement in transferred assets. This statement removes the concept of qualifying special purpose entity, changes the requirements for derecognizing financial assets, and requires enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets accounted for as sales. This update is effective for annual reporting periods beginning after November 15, 2009, for interim periods within the first annual reporting period and for interim and annual reporting periods thereafter (effective January 1, 2010 for the Company). The adoption of this guidance did not have a material impact on its consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“ASC Topic 320-10-65-1”). ASC Topic 320-10-65-1 establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. It also contains additional disclosure requirements related to debt and equity securities and changes existing impairment guidance under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“ASC Topic 320-10”). For debt securities, the “ability and intent to hold” provision is eliminated, and impairment is considered to be other-than-temporary if an entity (i) intends to sell the security, (ii) more likely than not will be required

Commonwealth Biotechnologies, Inc.

to sell the security before recovering its cost, or (iii) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). This new framework does not apply to equity securities (i.e., impaired equity securities will continue to be evaluated under previously existing guidance). The “probability” standard relating to the collectability of cash flows is eliminated, and impairment is now considered to be other-than-temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security. ASC Topic 320-10-65-1 also provides that for debt securities which (i) an entity does not intend to sell and (ii) it is not more likely than not that the entity will be required to sell before the anticipated recovery of its remaining amortized cost basis, the impairment is separated into the amount related to estimated credit losses and the amount related to all other factors. The amount of the total impairment related to all other factors is recorded in other comprehensive loss and the amount related to estimated credit loss is recognized as a charge against current period earnings. ASC Topic 320-10-65-1 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

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

Commonwealth Biotechnologies, Inc.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Commonwealth Biotechnologies, Inc.

Richmond, Virginia

We have audited the accompanying consolidated balance sheets of Commonwealth Biotechnologies, Inc. and Subsidiary as of December 31, 2010 and 2009 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Biotechnologies, Inc. and Subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

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

Witt Mares, PLC

Richmond, Virginia

April 15, 2011

.

Commonwealth Biotechnologies, Inc.

Commonwealth Biotechnologies, Inc.

Consolidated Balance Sheets

	December 31,
	2010	2009
Assets
Current Assets
Cash and cash equivalents	$99,912	$554,660
Investments	527	589
Accounts receivable	—	169,753
Other current assets	3,735	2,534
Assets of discontinued operations (Note 12)	2,268,071	2,412,350

Total current assets	2,372,245	3,139,886

Property and Equipment, net (Note 2)	5,432	23,434

Other Assets
Assets held for sale (Note 3)	3,769,712	3,927,112
Restricted cash (Note 7)	—	200,000

Total other assets	3,769,712	4,127,112

Total Assets	$6,147,389	$7,290,432

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$525,049	$621,224
Current maturities of long term debt (Note 4)	1,325,538	1,979,280
Other current liabilities	128,434	92,234
Accrued payroll liabilities	226,066	268,659
Interest payable	236,380	177,515
Liabilities of discontinued operations (Note 11)	995,874	842,692

Total current liabilities	3,437,341	3,981,604

Long-term deposit	144,873	144,873
Long-term debt less current maturities (Note 4)	2,164,134	2,454,693

Total long-term liabilities	2,309,007	2,599,566

Total Liabilities	5,746,348	6,581,170

Commitments, and contingencies (Notes 3 and 4)	—	—
Stockholders’ equity
Preferred stock, no par value, 1,000,000 shares authorized - none outstanding	—	—
Common stock, no par value, 100,000,000 shares authorized; 2010 - 9,906,338 2009 - 8,791,712 shares issued and outstanding	—	—
Additional paid-in-capital	26,119,191	25,555,878
Restricted stock	—	—
Other comprehensive income (Note 8)	652,927	520,191
Accumulated deficit	(26,371,077)	(25,366,807)

Total stockholders’ equity	401,041	709,262

Total Liabilities and Stockholders’ Equity	$6,147,389	$7,290,432

See accompanying summary of accounting policy and notes to financial statements

Commonwealth Biotechnologies, Inc.

Commonwealth Biotechnologies, Inc.

Consolidated Statement of Operations

	Years Ended December 31,
	2010	2009
Revenues
Rental income	$610,281	$99,894

Total revenues	610,281	99,894

Operating costs and expenses
General and administrative	1,026,437	1,894,255

Total Operating Costs and Expenses	1,026,437	1,894,255

Operating loss	(416,156)	(1,794,361)

Other income (expense)
Realized losses on investments	—	(189,820)
Interest expense	(233,148)	(465,479)
Other income (expense)	4,687	(6,379)

Total other income (expense)	(228,461)	(661,678)

Loss from continuing operations	(644,617)	(2,456,039)

Gain on sale of discontinued operations	—	383,782
Loss from operating discontinued operations	(359,653)	(288,115)

Total income (loss) from discontinued operations	(359,653)	95,667

Net loss	$(1,004,270)	$(2,360,372)

Basic and diluted loss per common share from continued operations	$(0.06)	$(0.33)

Basic and diluted income (loss) per common share from discontinued operation	$(0.04)	$0.02

Basic and diluted loss per common share after discontinued operation	$(0.10)	$(0.31)

See accompanying summary of accounting policy and notes to financial statements

Commonwealth Biotechnologies, Inc.

Commonwealth Biotechnologies, Inc.

Consolidated Statements of Stockholders’ Equity

	Number of Common Shares Outstanding	Additional Paid -in Capital	Restricted Stock	Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance January 1, 2009	6,465,734	$24,453,298	$(100,333)	$(83,251)	$(23,006,435)	$1,263,279
Issuance of common stock	2,325,978	1,064,180	$—	$—	$—	1,064,180
Restricted stock	—	—	100,333	—	—	100,333
Stock option expense	—	38,400	—	—	—	38,400
Net loss	—	—	—	—	(2,360,372)	(2,360,372)
Change in unrealized gain (loss) on investments	—	—	—	253,699	—	253,699
Foreign currency gain	—	—	—	349,743	—	349,743
Total comprehensive loss	—	—	—	—	—	(1,756,930)

Balance December 31, 2009	8,791,712	$25,555,878	$—	$520,191	$(25,366,807)	$709,262
Issuance of common stock	1,114,626	557,313	—	—	—	557,313
Stock option expense	—	6,000	—	—	—	6,000
Net Loss	—	—	—	—	(1,004,270)	(1,004,270)
Foreign currency gain	—	—	—	132,736	—	132,736
Total comprehensive loss	—	—	—	—	—	(871,534)

Balance December 31, 2010	9,906,338	$26,119,191	$—	$652,927	$(26,371,077)	$401,041

Commonwealth Biotechnologies, Inc.

Commonwealth Biotechnologies, Inc.

Consolidated Statements of Cash Flows

	Year Ended
	December 31, 2010	December 31, 2009
Cash flows from operating activities:
Net loss	$(1,004,270)	$(2,360,372)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Intercompany loans	70,546	290,485
Gain on sale of CBI Services and FIL	—	(383,782)
Loss from discontinued operations	359,653	312,017
Depreciation and amortization	175,464	758,194
Unrealized gain (loss)	—	(66,131)
Stock-based compensation	6,000	138,733
Realized loss on investments	—	41,133
Expenses satisfied with the issuance of stock	—	327,800
Changes in:
Accounts receivable	169,753	784,650
Prepaid expenses and inventory	(1,200)	63,911
Accounts payable and other current liabilities	50,247	216,433
Long-term deposit	—	144,873

Net cash provided by (used in) operating activities	(173,807)	267,944

Cash flows from investing activities:
Proceeds from the sale of CBI Services and FIL	—	610,000
Proceeds from the sale of investments	—	128,079
Purchases of property, plant and equipment	—	(163,914)

Net cash provided by (used in) investing activities	—	574,165

Cash flows from financing activities:
Issuance of common stock	1,000	—
Principal payments on long term debt	(481,941)	(165,378)
Change in restricted cash	200,000	(200,000)

Net cash used in financing activities	(280,941)	(365,378)

Net increase (decrease) in cash and cash equivalents	(454,748)	476,731
Cash and cash equivalents, beginning of year	554,660	77,929

Cash and cash equivalents, end of year	$99,912	$554,660

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$138,922	$126,097
Non-cash investing and financing activities
Expenses satisfied with the issuance of stock	$—	$327,800
Principal reduction on mortgage	$—	$250,000
Reduction of convertible debt through issuance of common stock	$462,361	$611,381
Accounts payable and other current liabilities satisfied with the issuance of stock	$93,952	$—

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

The sale of the assets of CBI’s FIL and CBI Services divisions were approved at the 2009 Annual Meeting of Shareholders. These operations were discontinued in November 2009. (See Note 12)

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a gross sales price of $875,000. After expenses, the Company anticipates receiving net proceeds of approximately $825,000. Once the sale of Mimotopes is complete, the Company will have no operating units or subsidiaries.

Consolidation Policy

The consolidated financial statements include the accounts of CBI and its wholly owned subsidiary, Mimotopes. All inter-company accounts and transactions have been eliminated in consolidation.

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

Rental income is recorded when earned under the terms of the related lease.

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

Fair Value Measurements

On January 1, 2008, the Company adopted FASB ASC 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FASB ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. The adoption of FASB ASC 820 did not have a material effect on the carrying values of the Company’s assets.

FASB ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At times, the Company maintains cash balances in excess of FDIC insured amounts.

Restricted Cash

Restricted cash in CBI represents amounts held in escrow as required under the terms of the Convertible Note due to the PIPE Investors. In October 2009, this money was released to the PIPE investors and applied to the principal balance outstanding. The total amount held in escrow at December 31, 2009 was $200,000.

Commonwealth Biotechnologies, Inc.

Restricted cash in Mimotopes represents the amount that is held by a third party in escrow as required under the terms of the Company’s land lease agreement. The total amount held in escrow as of December 31, 2010 and 2009 was $111,178 and $98,359, respectively. Interest income earned on restricted cash is recorded in other interest income.

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

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed principally by the straight-line method over their estimated useful lives providing depreciation and amortization for financial reporting purposes. The cost of repairs and maintenance is expensed as incurred. The estimated useful lives of the assets are as follows:

Years
Buildings	39.5
Laboratory and computer equipment	3 – 10
Furniture, fixtures and office equipment	7

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

FASB Accounting Standards Codification 740, Accounting for Uncertainty in Income Taxes, prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. The Company’s Management has evaluated the impact of this guidance to its consolidated financial statements. Management is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax positions as of December 31, 2010 and 2009. The Company’s tax returns are subject to examination by the taxing authorities, generally for a period of three years from the date they are filed. With few exceptions, the Company is no longer subject to income tax examinations by federal, state or local tax authorities for years before 2007. The Company’s policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

Income (Loss) Per Common Share

Basic income (loss) per share has been computed on the basis of the weighted-average number of common shares outstanding. Common shares which can be issued upon exercise of stock options and warrants have not been included in the computation because their inclusion would have been anti-dilutive. Weighted average shares outstanding for basic and diluted loss per common share were 9,864,040 and 7,549,845 for the twelve months ended December 31, 2010 and 2009, respectively (see Note 14).

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Employee Stock Plans

The Company adopted a Stock Incentive Plan on June 24, 1997. The Plan provides for granting to employees, officers, directors, consultants and certain other non-employees of the Company options to purchase shares of common stock. This plan has expired and no additional shares may be issued.

A 2000 Stock Incentive Plan was adopted by the Board of Directors and approved by the shareholders. The Plan makes up to 300,000 shares of common stock available for grants of restricted stock awards and stock options in the form of incentive stock options and non-qualified options to employees, directors and consultants of the Company. This plan has expired and no additional shares may be issued.

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

Commonwealth Biotechnologies, Inc.

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

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which was primarily codified into FASB ASC Topic 810, “Consolidation”. This standard establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. This standard also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This guidance will be effective January 1, 2010. The adoption of this guidance did not have a material impact on its consolidated financial statements.

Commonwealth Biotechnologies, Inc.

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

In June 2009, the FASB issued revisions to ASC 860-10, ASC 860-40, ASC 860-50 which enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and the company’s continuing involvement in transferred assets. This statement removes the concept of qualifying special purpose entity, changes the requirements for derecognizing financial assets, and requires enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets accounted for as sales. This update is effective for annual reporting periods beginning after November 15, 2009, for interim periods within the first annual reporting period and for interim and annual reporting periods thereafter (effective January 1, 2010 for the Company). The adoption of this guidance did not have a material impact on its consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“ASC Topic 320-10-65-1”). ASC Topic 320-10-65-1 establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. It also contains additional disclosure requirements related to debt and equity securities and changes existing impairment guidance under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“ASC Topic 320-10”). For debt securities, the “ability and intent to hold” provision is eliminated, and impairment is considered to be other-than-temporary if an entity (i) intends to sell the security, (ii) more likely than not will be required to sell the security before recovering its cost, or (iii) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). This new framework does not apply to equity securities (i.e., impaired equity securities will continue to be evaluated under previously existing guidance). The “probability” standard relating to the collectability of cash flows is eliminated, and impairment is now considered to be other-than-temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security. ASC Topic 320-10-65-1 also provides that for debt securities which (i) an entity does not intend to sell and (ii) it is not more likely than not that the entity will be required to sell before the anticipated recovery of its remaining amortized cost basis, the impairment is separated into the amount related to estimated credit losses and the amount related to all other factors. The amount of the total impairment related to all other factors is recorded in other comprehensive loss and the amount related to estimated credit loss is recognized as a charge against current period earnings. ASC Topic 320-10-65-1 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

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

Commonwealth Biotechnologies, Inc.

for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Notes

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

Total losses for the Company were $1,004,270 and $2,360,372 for the years ended December 31, 2010 and 2009, respectively. Recent operating losses may continue into future periods and there can be no assurance by management that the Company’s financial outlook will improve. For the years ended December 31, 2010 and 2009, losses from continuing operations were $644,617 and $2,456,039, respectively. Income (Loss) resulting from the discontinued operations in 2010 and 2009 were $(359,653) and $95,667, respectively.

The Company generated negative cash flows of $454,748 in 2010, compared to an increase in cash of $473,731 in 2009. Net working capital as of December 31, 2010 and December 31, 2009 was ($1,065,096) and ($841,718), respectively. The negative working capital is primarily due to continuing losses and debt obligations due within one year.

As of December 31, 2010, the Company had $99,912 in cash and cash equivalents, which was an 82.0% decrease over the cash balance at December 31, 2009. This decrease was primarily due to continued operating losses.

Cash used by operating activities was $173,807 in 2010 compared to cash provided by operating activities of $267,944 in 2009. This change was primarily a result of continued losses and reduced accounts receivable resulting from the sale of CBI Services and FIL. In addition, 2009 included debt discount amortization of approximately $249,000. This discount was fully amortized in 2009.

Cash used by investing activities was $0 in 2010, compared to cash provided by investing activities in 2009 of $574,165. The primary investing activities in 2009 were proceeds from the sale of CBI Services and FIL and from the sale of investment securities. Substantially all of the Company’s investment securities were liquidated in 2009.

Cash used by financing activities for 2010 and 2009 was $280,941 and $365,378, respectively. Restricted cash required to be escrowed for the benefit of the PIPE Investors in 2009 was distributed in October 2010 and accounted for as a reduction in principal outstanding.

On November 2, 2009, the Company re-negotiated the terms of its outstanding mortgage debt with BB&T which now becomes due in November 2012, including any non compliance with upcoming covenants which could cause the Company to be in default.

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a gross sales price of $875,000. After expenses, the Company anticipates receiving net proceeds of approximately $825,000. In addition, the Company has a sales agreement for the sale of land, office and laboratory space located at 601 Biotech Drive in Chesterfield County, Virginia. The sale is subject to acceptance and approval by the Bankruptcy Court. Management believes that this offer will be accepted as the “Stalking Horse” bid by the Bankruptcy Court. The Company plans to use the net proceeds from these asset sales to pay off all secured and unsecured creditors and to fund operations. Once the Company is a debt-free public shell, a merger with a private Company seeking access to the public financial markets will be pursued. This process is currently underway.

A continued lack of adequate cash resulting from the Company’s inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business.

There can be no assurance that any funds required during the next twelve months or thereafter can be generated from operations. Nor can there be any assurance that funds will be available from external sources, such as debt or equity financing or other potential sources, if they cannot be generated internally. Lastly, there can be no assurance that the Company will be able to secure a suitable merger partner.

During the last year, the Company’s business has undergone substantial changes in relation to size, scale and scope of activities. Once the sale of Mimotopes is complete, the Company will have no operating units or subsidiaries.

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

The Company’s independent auditors have included a paragraph emphasizing “going concern” in their report on the 2010 financial statements. The financial statements included herein do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

2. Property and Equipment

Property and Equipment relating to CBI consisted of the following:

	December 31,
	2010	2009
Furniture, fixtures and office and computer equipment	$53,575	$138,351
Other	9,077	3,407

	62,652	141,758
Less Accumulated Depreciation	57,220	118,324

	$5,432	$23,434

Depreciation expense was approximately $162,000 and $371,000 for the years ended December 31, 2010 and 2009, respectively, and includes depreciation on office and laboratory space that is classified as held for sale and discontinued operations at December 31, 2010 (Note 3 and 12).

At December 31, 2010 and 2009, Mimotopes had Property and Equipment, net of accumulated depreciation, of $1,649,464 and $1,710,679, respectively, which are included in assets of discontinued operations in the Consolidated Balance Sheet.

3. Assets Held for Sale

The Company has a sales agreement for the sale of land, office and laboratory space located at 601 Biotech Drive in Chesterfield County, Virginia. The sale is subject to acceptance and approval by the Bankruptcy Court. The net book value of these assets was $3,769,712 and $3,927,112 at December 31, 2010 and 2009, respectively. The components of net book value are as follows:

	December 31,
	2010	2009
Land	$403,919	$403,919
Building	5,230,369	5,221,112

	5,634,288	5,625,031
Accumulated Depreciation	(1,864,576)	(1,697,919)

	$3,769,712	$3,927,112

4. Debt

	December 31,
	2010	2009
Long term Debt consists of:
Mortgage payable to BB&T due in monthly installments of approximately $35,000 with a fixed interest rate of 5.25%. The loan matures in October 2012 and is collateralized by the corporate offices and laboratory facilities located in Ricmond, Virginia, as well as substantially all assets of the Company.	$2,456,634	$2,737,713

In February 2007, the Company entered into a thirty-six month capitalized leasing agreement with Technology Leasing Concepts for several pieces of computer equipment. The monthly principal and interest payments are $898.	—	2,641

Secured convertible promissory note with LH Financial (PIPE Investors) which matured June 30, 2010 . The note is collateralized by a security interest in substantially all the assets of the Company. Interest compounds monthly at an annual rate of 12% beginning July 1, 2010. Prior to July 1, 2010 interest compounded monthly at an annual rate of 10%. Interest is payable in cash, or at the discretion of note holder, with registered shares of common stock.	533,038	1,193,619

Convertible promissory note with Fornova Pharmaworld Inc. which matured on December 31, 2009. Interest compounds monthly at a rate of 12%.	500,000	500,000

	3,489,672	4,433,973

Less current maturities and unamortized discounts	1,325,538	1,979,280

	$2,164,134	$2,454,693

The mortgage includes certain restrictive covenants, which require the Company to maintain minimum levels of the current ratio, debt to net worth and debt service ratio’s. At December 31, 2010, the Company was in violation of covenants, however, the Company was granted a waiver through March 31, 2011.

Future payments due under the terms of the Company’s debt are as:

Year Ended December 31,
2011	$1,325,538
2012	2,164,134

Total	$3,489,672

5. Leasing Commitments

The Company leases equipment and facilities under non-cancelable operating leases. Total expense for the years ended December 31, 2010 and 2009 was approximately $150,000 and $75,000, respectively. Leases are secured by the equipment. Future minimum lease payments and the present value thereof under capitalized leases and future minimum rentals under all non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2010 are as follows:

Year Ended December 31,
2011	$151,000.00
2012	148,000
2013	123,000
2014	118,000
2015	118,000
Thereafter	79,000

Total	$737,000

6. Retirement Plan

CBI maintains a 401(k) Plan (the “Plan”) which covers substantially all employees. Under the Plan, employees may elect to defer a portion of their salary, up to the maximum allowed by law, and the Company can elect to match the contribution up to 3% of the employee’s contribution. Company contributions were $5,909 and $13,489 for the years ended December 31, 2010 and 2009, respectively.

Mimotopes is required by law to make contributions to a retirement plan covering all of its eligible employees at a rate of 9% of their base earnings. Company contributions were $98,900 and $103,446 for the years ended December 31, 2010 and 2009, respectively.

7. Restricted Cash

Under the terms of the Company’s Convertible Note due to the PIPE Investors, $200,000 was held in escrow at December 31, 2009. These funds were distributed to the PIPE Investors in October 2010 and accounted for as a reduction in the principal owed the PIPE investors.

Under the terms of the Company’s land lease in Australia, $111,178 and $98,359 is being held in escrow at December 31, 2010 and 2009, respectively. This amount is equivalent to one year of lease payments. Restricted cash relating to Mimotope’s is included in assets of discontinued operations in the Consolidated Balance Sheet.

8. Comprehensive Loss

The components of comprehensive loss, net of tax, for the years ended December 31, 2010 and 2009 were as follows:

	Year Ended December 31,
	2010	2009
Net Loss	$(1,004,270)	$(2,360,372)
Unrealized Loss on Investments	—	253,699
FX Adjustments	132,736	349,743

Total Comprehensive Loss	$(871,534)	$(1,756,930)

9. Income Taxes

The difference between expected income tax benefits and income tax benefits recorded in the financial statements is explained below:

	December 31,
	2010	2009
Income taxes (benefit) computed at statutory rate	$(350,681)	$(810,138)
State income tax benefit, net	(35,902)	(107,859)
Change in valuation allowance	513,228	692,088
Other	(126,645)	225,902

	$—	$—

The significant components of deferred income tax assets and liabilities consist of the following:

	December 31,
	2010	2009
Deferred tax assets
Net operating loss carryforward	$7,977,516	$7,518,738
Research and development credit carryforward	52,600	52,600
Allowance for doubtful accounts	17,700	27,050
Stock based compensation	—	5,200
Other	34,100	20,500

	8,081,916	7,624,088

Deferred tax liabilities
Other	34,000	34,000

	34,000	34,000

Net deferred tax asset before valuation allowance	8,047,916	7,590,088
Less valuation allowance	8,047,916	7,590,088

Net deferred tax asset	$—	$—

Operating loss carryforwards at December 31, 2010 relating to US operations of approximately $18,000,000 may be used to offset future taxable income and expire through 2027. The Company also has research and development credit carryforwards at December 31, 2010 of approximately $52,600 that expire through 2022. A valuation allowance has been established for deferred tax assets at December 31, 2010 and 2009 as realization is dependent upon generating future taxable income.

10. Stock Compensation

Stock-Based Compensation Plans—Stock-based compensation expense recognized during a period is based on the value of the portion of stock-based awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized for the year ended December 31, 2010 and 2009 included compensation expense for stock-based awards granted prior to, but not yet vested as of December 31, 2010 and 2009, based on the fair value on the grant date.

Stock-based compensation expense related to employee stock options recognized under ASC 718 for the years ended December 31, 2010 and 2009 was approximately $6,000 and $38,400, respectfully, and is included in selling, general and administrative.

The total intrinsic value of stock awards (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) exercised during the year ended December 31, 2010 was $ 0. During the year ended December 31, 2010, the Company did not receive cash from the exercise of stock awards.

The following table sets forth fair value per share information, including related weighted-average assumptions, used to determine compensation cost for stock options consistent with the requirements of ASC 718.

	2010	Weighted Average Exercise Price	2009	Weighted Average Exercise Price
Options and warrants outstanding, beginning of year	757,089	$4.43	828,936	$5.27
Granted	10,000	0.50	20,000	0.36
Exercised	—	—	—	—
Expired	(334,077)	9.90	(91,847)	9.90

Options and warrants outstanding, end of year	433,012	$4.48	757,089	$4.43

Options and warrants exercisable, end of year	433,012	$4.48	737,089	$4.48

Weighted -average fair value per option and warrants granted during the year		$0.48		$0.36

The following table sets forth fair value per share information, including related weighted-average assumptions, used to determine compensation cost for our stock awards consistent with the requirements of ASC 718.

The assumption used to determine the fair value per option are as follows:

	2010	2009
Assumptions:
Expected volatility	142.50%	310.69%
Expected annual dividend yield	0.00%	0.00%
Risk free rate of return	3.30%	3.31%
Expected option term (years)	10	10

10. Stock Compensation (continued)

The following table summarizes information about stock options and warrants outstanding at December 31, 2010:

Exercise Price Per Share	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
$0.36 - 2.00	30,000	6	$0.41	30,000	$0.41
$2.01 - 5.49	241,512	5	3.17	241,512	3.17
$5.50 - 7.00	37,500	1	5.92	37,500	5.92
$7.01 - 9.49	124,000	4	7.57	124,000	7.57
$9.50 - 12.50	—	0	—	—	—

$0.36 - 12.50	433,012		$4.48	433,012	$4.48

At December 31, 2010 and 2009, there was no unrecognized compensation cost related to non-vested Restricted Stock Units (RSUs) granted under the CBI stock plan. Compensation expense related to RSUs for the years ended December 31, 2010 and 2009 was $0 and $100,000, respectively, and is included in selling, general and administrative expenses.

The following table summarizes information about Restricted Stock Unit (RSU) activity for the year ended December 31, 2009:

	Number of Restricted Stock Units	Weighted Average Grant Date Value
Non-vested at December 31, 2008	22,251	$4.52
Granted	—
Vested	22,251	$4.52
Expired	—

Non-vested at December 31, 2009	—	$4.52

11. Sale of CBI Services and Fairfax Identity Labs

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

12. Discontinued Operations

At the 2009 Annual Meeting of Shareholders, approval was made to sell the assets of CBI’s FIL and CBI

Services Divisions. The sale of these assets to Bostwick was completed in November 2009. As of November 2, 2009, the Company has deconsolidated the operations of these divisions and recorded a loss related to the remaining net investment as a discontinued operation.

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a gross sales price of $875,000. After expenses, the Company anticipates receiving net proceeds of approximately $825,000. At December 31, 2010, Mimotopes was considered an asset held for sale and was reported as a discontinued operation in the Consolidated Balance Sheet and Consolidated Statement of Operations.

The components of assets and liabilities of discontinued operations (Mimotopes) are as follows:

	December 31,
	2010	2009
Assets
Cash	$91,825	$137,432
Accounts receivable (1)	414,211	464,851
Other assets	1,163	1,029
Restricted cash	111,178	98,359

	618,377	701,671

Building	1,932,699	1,709,863
Furniture and Fixtures	266,614	235,874
Office equipment	189,605	167,744
Lab equipment	949,981	803,084
Other	17,339	15,340

	3,356,238	2,931,905
Accumulated depreciation	(1,706,544)	(1,221,226)

	1,649,694	1,710,679

Total assets of discontinued operations	$2,268,071	$2,412,350

Liabilities
Accounts payable	$443,283	$486,596
Accrued payroll liabilities	281,534	225,025
Other liabilities	271,057	131,071

Total liabilities of discontinued operations	$995,874	$842,692

(1)	Related Party Transaction: Accounts receivable includes a related party receivable of approximately $41,000 that is due from the Chairman of the Board of Directors of Mimotopes.

The components of the income (loss) from the discontinued operations:

Year Ended December 31, 2010 Mimotopes
Revenues	$2,785,483
Cost of services	(2,029,390)

Gross profit	756,093
Sales, general and administrative	1,481,213

Operating loss	(725,120)
Other income/(expense)	365,467

Loss from operating discontinued operations	$(359,653)

	Year Ended December 31, 2009
	Mimotopes	FIL and CBI Services	Total
Revenues	$3,167,892	$4,241,576	$7,409,468
Cost of services	(2,250,393)	(3,567,653)	(5,818,046)

Gross profit	917,499	673,923	1,591,422
Sales, general and administrative	1,184,613	392,996	1,577,609

Operating income (loss)	(267,114)	280,927	13,813
Other income/(expense)	(44,903)	89	(44,814)
Interest expense	—	(257,114)	(257,114)
Gain on sale	—	383,782	383,782

Income (loss) from operating discontinued operations	$(312,017)	$407,684	$95,667

13. Short Term Notes with Conversion Features

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

This note matured on June 30, 2010 and was considered in default on July 1, 2010. Under the terms of the notes, the interest rate increased from 10% to 12% on July 1, 2010.

In October 2010, restricted cash of $200,000 was distributed to the PIPE Investors and accounted for as a reduction of principal outstanding.

Second Modification, Waiver and Acknowledgement Agreement

On October 9, 2009, the second Modification Agreement relating to the above mentioned debt was approved at the 2009 Annual Meeting of Shareholders. The restructured agreement calls for the conversion price for the remaining balance of PIPE notes to be lowered from $2.00 per share to $0.50 per share.

Sale of CBI Services and FIL

On November 2, 2009, the Company entered into an Agreement with its PIPE investors in connection with the sale of CBI Services and FIL. As a condition of the Agreement, the Lenders received 250,000 shares of restricted common stock and CBI placed into escrow $200,000 to be released back to the Borrower upon satisfaction of the note. In October 2010 these funds were distributed to the PIPE Investors and accounted for as a reduction in principal outstanding.

Principal and Interest Conversions

During the year ended December 31, 2009, the Company received notices of conversion for $611,381 in principal and $165,593 in interest resulting in the issuance of 1,696,224 shares of common stock.

During January 2010, the Company received notices of conversion for $462,361 in principal and $34,452 in interest resulting in the issuance of 993,626 shares of common stock.

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

14. Earnings per Share

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

	Year Ended December 31,
	2010	2009
Basic and diluted loss per share:
Loss from continuing operations	$(644,617)	$(2,456,039)
Income (Loss) from discontinued operations	(359,653)	95,667

Net loss	$(1,004,270)	$(2,360,372)

Basic and diluted loss per common share from continued operations	$(0.06)	$(0.33)

Basic and diluted income (loss) per common share from discontinued operations	$(0.04)	$0.02

Basic and diluted loss per common share after discontinued operations	$(0.10)	$(0.31)

Weighted average share outstanding	9,864,040	7,549,845

15. Suspension of Agreement with Biosignal LTD.

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

16. Delisting and Reinstatement from NASDAQ

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

Effective January 25, 2010, the Company’s stock began trading on the Pink Sheets under the symbol CBTEQ.PK.

17. Subsequent Events

In January 2011, bonuses, in the form of restricted stock, were issued to three current employees and a consultant. Total shares issued were 500,000. The market value of these shares was approximately $35,000. These transactions were approved by the Company’s Board of Directors.

In December 2010, the Board of Directors approved a resolution allowing officers of the Company to receive restricted stock in lieu of cash compensation. In March 2011, 1,687,500 restricted shares were issued to the Company’s CEO under this arrangement. The market value of these shares was approximately $51,000. The issuance of these shares resulted in a $51,000 reduction in accrued payroll liabilities that were included in the consolidated balance sheet at December 31, 2010.

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 11, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a gross sales price of $875,000. After expenses, the Company anticipates receiving net proceeds of approximately $825,000. Estimated loss at closing is as follows:

Estimated net cash to be received at Closing	$825,000
Investment in Mimotopes Common Stock	(4,981,000)
Receivable due from Mimotopes (written off per the terms of the share purchase agreement)	(650,000)

Estimated loss on sale of Mimotopes Common Stock	$(4,806,000)

In addition, the Company has a sales agreement for the sale of land, office and laboratory space located at 601 Biotech Drive in Chesterfield County, Virginia. The sale is subject to acceptance and approval by the Bankruptcy Court.

The Company has evaluated subsequent events for through April 14, 2001 for potential recognition and/or disclosure and determined that there were none, other than those described above, that required accrual or disclosure.

Corporate Information

Commonwealth Biotechnologies, Inc.

718 Grove Road

Midolothian, VA 23114

Phone: (804) 464-1601

Fax: (804)464-1604

E-mail: info@cbi-biotech.com

Web site: www.cbi-biotech.com

Mimotopes Pty, Ltd.

11 Duerdin St

Clayton, Victoria 3168 Australia

General Counsel

Kaufman and Canoles, PC

1051 E. Cary St

3 James Center

Richmond, VA 23219

Transfer Agent and Registrar

Computershare Trust Co.

350 Indiana St.

Golden, CO 80401

Independent Auditors

Witt Mares, PLC

3951 Westerre Parkway

Suite 200

Richmond, VA 23233

Executive Officers

Richard J. Freer, Ph.D.

COO

Directors of the Company

Richard J. Freer, Ph.D.

CEO

Paul D’Sylva, Ph.D.

Director

Dr. William Guo

VenturePharm Lab

Samuel P. Sears, Jr., Esq.

Attorney at Law

James Causey.

VP, Dominion Media

Dominion Enterprises

Eric V. Tao

Chief Investment Officer and Director

AGI Capital Group, Inc.

Maria Song, MD, Ph.D.

VP, Venturepharm

Commonwealth Biotechnologies, Inc.

PO Box 35042

Richmond, VA 23235

phone: 804-464-1601

fax: 804-464-1604

email: info@cbi-biotech.com

www.cbi-biotech.com