Form 10-K, Exhibit 13
period 2011-12-31
COMMONWEALTH BIOTECHNOLOGIES INC
filed 2012-04-16
CIK 1042418

Exhibit 13.1

Commonwealth Biotechnologies, Inc.

2011

ANNUAL REPORT

Commonwealth Biotechnologies, Inc.

Table of Contents

Page Number

Stockholder Matters	1

Selected Financial Data	2

Management Discussion and Analysis of Financial Condition and Results of Operations	3

Report of Independent Registered Public Accounting Firm	12

Consolidated Financial Statements

Balance Sheets	13

Statements of Operations	14

Statements of Stockholders’ Equity (Deficit)	15

Statements of Cash Flows	16

Summary of Significant Accounting Policies	17

Notes to Financial Statements	22

Corporate Information	39

Stockholder

Matters

The Company’s common stock traded on the NASDAQ Capital Market (“NASDAQ”) under the symbol “CBTE” until January 25, 2010. The Company’s common stock currently trades on the Pink Sheets under the symbol CBTEQ.PK. The following table sets forth the range of high and low sales price per share of common stock for the years ended December 31, 2011, 2010 and 2009, respectively. These market quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily represent actual transactions.

On April 12, 2012, the last reported sales price for a share of the Company’s Common Stock was $0.03.

The Company has not paid and does not expect to pay any cash dividends on its Common Stock.

Period	High Stock Price	Low Stock Price
1st Quarter, 2011	$0.08	$0.02
2nd Quarter, 2011	$0.07	$0.04
3rd Quarter, 2011	$0.04	$0.02
4th Quarter, 2011	$0.04	$0.02
1st Quarter, 2010	$0.65	$0.15
2nd Quarter, 2010	$0.26	$0.16
3rd Quarter, 2010	$0.17	$0.09
4th Quarter, 2010	$0.11	$0.06
1st Quarter, 2009	$0.39	$0.21
2nd Quarter, 2009	$1.18	$0.22
3rd Quarter, 2009	$0.80	$0.50
4th Quarter, 2009	$.077	$0.36

Selected

Financial Data

Set forth below is selected financial data with respect to the years ended December 31, 2011 and 2010. The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operation.”

	As of and for the year ended December 31,
	2011	2010
Operational Data
Total revenues	$—	$—

Loss from continuing operations	(264,802)	(644,617)
Income (loss) from discontinued operations	36,914	(359,653)

Net loss	$(227,888)	$(1,004,270)

Basic and diluted loss per common share from continued operations	$(0.02)	$(0.06)

Basic and diluted loss per common share from discontinued operations	—	(0.04)

Basic and diluted loss per common share	$(0.02)	$(0.10)

Weighted average shares outstanding	12,108,141	9,864,040

Balance Sheet Data
Total Current Assets	$1,376,230	$2,372,245
Total Assets	1,376,230	6,147,389
Total Current Liabilities	540,149	1,021,696
Total Liabilities	1,745,380	5,746,348
Total Stockholders’ Equity (Deficit)	$(369,150)	$401,041

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with “Selected Financial Data” and the Company’s Audited Financial Statements and Notes thereto included within.

Overview

Commonwealth Biotechnologies, Inc. (the “Company” or “CBI”) was a specialized life sciences outsourcing business that offered cutting-edge expertise and a complete array of Peptide-based discovery chemistry and biology products and services through Mimotopes Pty Limited (“Mimotopes”), a wholly-owned subsidiary of CBI. Through November 2, 2009, CBI also provided services through CBI Services and Fairfax Identity Laboratories (“FIL”), two divisions that were sold to Bostwick Laboratories, Inc. (“Bostwick”) effective November 2, 2009.

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a net sales price of $850,000. The sale closed on April 29, 2011. Currently, the Company has no operating units or subsidiaries.

In December 2011, the Bankruptcy court approved the sale (the “Building Sale”) at auction of land, office and laboratory space located at 601 Biotech Drive in Chesterfield County, Virginia. The sale closed on December 29, 2011 for a gross sales price of $3,800,000. After the payoff of the related mortgage and payment of other selling related costs, net proceeds to the Company were approximately $1,369,000. The Company plans to use the net proceeds from this sale to payoff a significant portion of unsecured creditors and to fund operations.

In addition, the Company is actively seeking to execute a merger and acquisition (“M&A”) transaction with a private Company seeking access to the public financial markets.

Mimotopes is shown in the Consolidated Financial Statements as discontinued operations.

Intellectual Property

Prior to the asset sale to Bostwick, CBI was primarily focused on fee-for-service offerings. In addition, CBI developed various intellectual properties that had resulted in U.S. and international patents. Most of these were assigned to Bostwick as part of the asset sale. However, the Company retained one dormant patent application in the vaccine development area. More specifically, this dormant patent application relates to formulations, methods and kits for minimizing or preventing the reversion of attenuated microorganisms, such as viruses, to their respective wild types or other infectious forms, and for the design and evaluation of vaccines and vaccine formulations that minimize or eliminate such disadvantageous reversions. Management believes this technology could be attractive to potential M&A partners.

CBI takes appropriate steps to protect its intellectual property rights and those of its customers. The Company’s practice is to require its employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements with the Company. These agreements require that all proprietary information disclosed to the individual by CBI or its customers remain confidential.

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

Net losses were $227,888 and $1,004,270 for the years ended December 31, 2011 and 2010, respectively. As of result of the Building Sale and the Sale of Mimotopes during 2011, the Company has no sources of revenue. Consequently, there can be no assurance by management that the Company’s financial outlook will improve or that an M&A partner will be obtained in a timely manner.

The Company generated positive cash flows of $1,222,056 in 2011, compared to a decrease in cash of $454,748 in 2010. Net working capital as of December 31, 2011 and December 31, 2010 was $836,081 and $1,350,549, respectively.

The Company had $1,321,968 and $99,912 in cash and cash equivalents at December 31, 2011 and 2010, respectively. This increase was primarily the result of the net proceeds received on the sale of Mimotopes and the Building Sale during 2011.

Cash provided by (used in) operating activities was $67,533 and $(173,807) in 2011 and 2010, respectively. This change was primarily the result of the sale of Mimotopes in the second quarter of 2011 and the Building Sale on December 29, 2011. As a result of these sales, the Company has no operating subsidiaries or an ongoing source of revenue. These decreases in operating cash flows were partially offset by the increase in accrued expenses relating primarily to accrued legal fees resulting from the Company’s bankruptcy filing in January 2011.

Cash provided by investing activities was $1,474,837 and $0 in 2011 and 2010, respectively. The primary investing activities in 2011 were proceeds from the Building Sale and the sale of Mimotopes.

Cash used by financing activities for 2011 and 2010 was $320,314 and $280,941, respectively. This change is primarily payments on the mortgage prior to the Building Sale.

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a net sales price of $850,000. The sale closed on April 29, 2011. Now that the sale of Mimotopes is complete, the Company has no operating units or subsidiaries.

In December 2011, the Bankruptcy court approved the sale (the “Building Sale”) at auction of land, office and laboratory space location at 601 Biotech Drive, Chesterfield County , Virginia 23235. The sale closed on December 29, 2011 for a gross sales price of $3,800,000. After the payoff of the related mortgage and payment of other selling related costs, net proceeds to the Company were approximately $1,369,000. The Company plans to use the net proceeds from this sale to payoff a significant portion of unsecured creditors and to fund operations.

In addition, the Company is actively seeking to execute an M&A transaction with a private Company seeking access to the public financial markets.

Mimotopes is shown in the Consolidated Statement of Operations as discontinued operations.

A continued lack of adequate cash resulting from the Company’s inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations.

There can be no assurance that any funds required during the next twelve months or thereafter can be generated. Nor can there be any assurance that funds will be available from external sources, such as debt or equity financing or other potential sources, if they cannot be generated internally. Lastly, there can be no assurance that the Company will be able to secure a suitable M&A partner.

During the last year, the Company’s business has undergone substantial changes in relation to size, scale and scope of activities. The Company currently has no operating units or subsidiaries.

As of result of the Building Sale and Sale of Mimotopes during 2011, the Company has no sources of revenue and must fund administrative expenses from cash on hand.

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

The Company’s independent auditors have included a paragraph emphasizing “going concern” in their report on the 2011 financial statements. The financial statements included herein do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

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

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a net sales price of $850,000. The sale closed on April 29, 2011. Now that the sale of Mimotopes is complete, the Company has no operating units or subsidiaries.

In December 2011, the Bankruptcy court approved the sale (the “Building Sale”) at auction of land, office and laboratory space located at 601 Biotech Drive, Chesterfield County , Virginia. The sale closed on December 29, 2011 for a gross sales price of $3,800,000. After the payoff of the related mortgage and payment of other selling related costs, net proceeds to the Company were approximately $1,369,000. The Company plans to use the net proceeds from this sale to payoff a significant portion of unsecured creditors and to fund operations.

In addition, the Company is actively seeking to execute an M&A transaction with a private Company seeking access to the public financial markets.

Strategy Going Forward

The Company currently has no operating units or subsidiaries. The Company is actively seeking to execute an M&A transaction with a private Company seeking access to the public financial markets. The Company plans to complete this process while under the protection of the Bankruptcy Court. Until an M&A transaction is completed, administrative expenses will be funded from cash on hand.

Results of Operations

Year Ended December 31, 2011 (“2011”) Compared with Year Ended December 31, 2010 (“2010”).

All financial comparisons are for continuing operations unless otherwise noted for discontinued operations.

Revenues

As a result of the sale of Mimotopes in the second quarter of 2011 and the Building Sale on December 29, 2011, the Company has no ongoing sources of revenue until a suitable M&A transaction partner can be obtained.

General and Administrative

General and administrative expenses (“GA”) consist primarily of compensation and related costs for corporate administrative staff, professional fees, consulting, taxes, and other administrative expenses. Total GA costs decreased $44,341, or 4.3%, from $1,026,437 in 2010 to $982,096 in 2011. This decrease is primarily a result of decreased operations and the elimination of corporate overhead costs subsequent to the sale of CBI Services and FIL in November 2009. Currently, the corporate administrative staff consists of the CEO, Staff Accountant and a consultant who serves, on a part-time basis, as the acting principal financial officer. These decreases were partially offset by increased legal costs associated with the Company’s bankruptcy filing. Legal expenses increased $225,875, or 371.5%, from $60,806 in 2010 to $286,681 in 2011.

Since the Company has no current sources of revenue, future administrative costs must be funded from cash on hand.

Other Income (Expenses)

Rental income consists solely of rents received from Bostwick for the lease of office and laboratory space located at 601 Biotech Drive in Chesterfield County, Virginia. This lease commenced in November 2009 and was terminated as a result of the Building Sale on December 29, 2011. Consequently, the Company has no sources of future revenue until a suitable M&A transaction partner can be obtained.

During 2011, the following gains and losses were recognized relating to the Building Sale and the sale of Mimotopes:

•	Gain of $148,773 on the Building Sale;

•	Gain of $764,239 relating to the recognition of other comprehensive income on the deconsolidation of Mimotopes;

•	Loss of $575,026 on the deconsolidation of Mimotopes.

No such gains and losses were incurred in 2010.

Interest expense was $217,580 and 233,148 for 2011 and 2010, respectively. As a result of the payoffs of the PIPE Investor Notes during the second quarter of 2011 and the payoff of the mortgage from the proceeds of the Building Sale on December 29, 2011, the only remaining debt is the Fornova Note. Consequently, beginning in January 2012, interest expense will relate solely to the Fornova Note and will accrue at a rate of approximately $4,000 per month. During 2010 and 2011, monthly interest expense was approximately $19,000 and was comprised of interest expense on the Company’s Mortgage, PIPE Investor Notes and the Fornova Note.

Discontinued Operations

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a net sales price of $850,000. Results of operating Mimotopes are shown as discontinued operations in the Consolidated Statement of Operations for 2011 and 2010. In addition, the related assets and liabilities of Mimotopes are shown as Assets of discontinued operations and Liabilities of discontinued operations in the Consolidated Balance Sheet as of December 31, 2010.

Income (loss) from discontinued operations was $36,914 in 2011 and ($359,653) in 2010. These amounts consist solely of the operations of Mimotopes.

Liquidity and Capital Resources

Net losses were $227,888 and $1,004,270 for the years ended December 31, 2011 and 2010, respectively. As of result of the Building Sale and the Sale of Mimotopes during 2011, the Company has no sources of revenue. Consequently, there can be no assurance by management that the Company’s financial outlook will improve or that an M&A partner will be obtained in a timely manner.

The Company generated positive cash flows of $1,222,056 in 2011, compared to a decrease in cash of $454,748 in 2010. Net working capital as of December 31, 2011 and December 31, 2010 was $836,081 and $1,350,549, respectively.

The Company had $1,321,968 and $99,912 in cash and cash equivalents at December 31, 2011 and 2010, respectively. This increase was primarily the result of the net proceeds received on the sale of Mimotopes and the Building Sale during 2011.

Cash provided by (used in) operating activities was $67,533 and $(173,807) in 2011 and 2010, respectively. This change was primarily the result of the sale of Mimotopes in the second quarter of 2011 and the Building Sale on December 29, 2011. As a result of these sales, the Company has no operating subsidiaries or an ongoing source of revenue. These decreases in operating cash flows were partially offset by the increase in accrued expenses relating primarily to accrued-legal fees resulting from the Company’s bankruptcy filing in January 2011.

Cash provided by investing activities was $1,474,837 and $0 in 2011 and 2010, respectively. The primary investing activities in 2011 were proceeds from the Building Sale and the sale of Mimotopes.

Cash used by financing activities for 2011 and 2010 was $320,314 and $280,941, respectively. This change is primarily payments on the mortgage prior to the Building Sale.

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a net sales price of $850,000. The sale closed on April 29, 2011. Now that the sale of Mimotopes is complete, the Company has no operating units or subsidiaries.

In December 2011, the Bankruptcy court approved the sale (the “Building Sale”) at auction of land, office and laboratory space location at 601 Biotech Drive, Chesterfield County , Virginia 23235. The sale closed on December 29, 2011 for a gross sales price of $3,800,000. After the payoff of the related mortgage and payment of other selling related costs, net proceeds to the Company were approximately $1,369,000. The Company plans to use the net proceeds from this sale to payoff a significant portion of unsecured creditors and to fund operations.

In addition, the Company is actively seeking to execute an M&A transaction with a private Company seeking access to the public financial markets.

Mimotopes is shown in the Consolidated Statement of Operations as discontinued operations.

Other assets include a receivable in the amount of $50,000 relating to funds held in escrow by the Company’s bankruptcy attorneys.

A continued lack of adequate cash resulting from the Company’s inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations.

There can be no assurance that any funds required during the next twelve months or thereafter can be generated. Nor can there be any assurance that funds will be available from external sources, such as debt or equity financing or other potential sources, if they cannot be generated internally. Lastly, there can be no assurance that the Company will be able to secure a suitable M&A partner.

During the last year, the Company’s business has undergone substantial changes in relation to size, scale and scope of activities. The Company currently has no operating units or subsidiaries.

As of result of the Building Sale and Sale of Mimotopes during 2011, the Company has no sources of revenue and must fund administrative expenses from cash on hand.

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

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (FASB) published Accounting Standards Update (ASU) 2011-08, “Intangibles – Goodwill and Other (Topic 350), Testing Goodwill for Impairment” (ASU 2011-08), which simplifies how entities test goodwill for impairment. The amendments in ASU 2011-08 permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of ASU 2011-08 did not have an impact on our financial statements.

In June 2011, the FASB published ASU 2011-05, “Comprehensive Income (Topic 220), Presentation of Comprehensive Income” (ASU 2011-05), which has the objective of improving the comparability, consistency, and transparency of financial reporting and increasing the prominence of items reported in other comprehensive income. As part of ASU 2011-05, the FASB decided to eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, among other amendments in this ASU. The amendments require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments in this ASU are to be effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and the amendments are to be applied retrospectively. In December 2011, with the issuance of ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standard Update No. 2011-05,” the FASB announced that it has deferred certain aspects of ASU 2011-05. The adoption of the accounting and disclosure requirements of this ASU is not expected to have a significant impact on our financial statements

In May 2011, the FASB published ASU 2011-04, “Fair Value Measurement (Topic 820) – Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” whereby the FASB and the International Accounting Standards Board (IASB) aligned their definitions of fair value such that their fair value measurement and disclosure requirements are the same (except for minor differences in wording and style). The Boards concluded that the amendments in this ASU will improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments in this ASU are effective during interim and annual periods beginning after December 15, 2011, and are to be applied prospectively. The adoption of the accounting and disclosure requirements of this ASU will not have a significant impact on our financial statements.

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

Revenue Recognition

The Company recognized revenue upon the completion of laboratory service projects, or upon the delivery of biologically relevant materials that had been synthesized in accordance with project terms. Laboratory service projects were generally administered under fee-for-service contracts or purchase orders. Any revenues from research and development arrangements, including corporate contracts and research grants, were recognized pursuant to the terms of the related agreements as work was performed, or as scientific milestones, if any, were achieved. Product sales were recognized when shipped. Amounts received in advance of the performance of services or acceptance of a milestone, were recorded as deferred revenue and recognized when completed.

Rental income was recognized when earned in accordance with the terms of the lease agreement.

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

Among the factors that could cause the actual results to differ materially from those projected are the following:

•	business conditions and the general economy,

•	the development and implementation of the Company’s long-term business goals,

•	federal, state, and local regulatory environment,

•	lack of demand for the Company’s services,

•	the ability of the Company’s customers to perform services similar to those offered by the Company “in-house,”

•	potential cost containment by the Company’s customers resulting in fewer research and development projects,

•	the Company’s ability to receive accreditation to provide various services, including, but not limited to paternity testing

•	the Company’s ability to hire and retain highly skilled employees,

•	the Company’s ability to raise additional equity financing,

•	the Company’s inability to pay debt obligations,

•	the Company’s inability to find a suitable M&A transaction partner.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Commonwealth Biotechnologies, Inc.

Richmond, Virginia

We have audited the accompanying consolidated balance sheets of Commonwealth Biotechnologies, Inc. and Subsidiary as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Biotechnologies, Inc. and Subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

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

Richmond, Virginia

April 11, 2012

Commonwealth Biotechnologies, Inc.

Consolidated Balance Sheets

	December 31, 2011	December 31, 2010
ASSETS
Current Assets
Cash and cash equivalents	$1,321,968	$99,912
Investments	527	527
Accounts receivable, net	—	—
Other current assets	53,735	3,735
Assets of discontinued operations	—	2,268,071

Total current assets	1,376,230	2,372,245

Property and Equipment, net	—	5,432

Other Assets
Assets held for sale	—	3,769,712

Total other assets	—	3,769,712

Total Assets	$1,376,230	$6,147,389

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Liabilities Not Subject to Compromise
Current Liabilities
Accounts payable	$374,245	$12,853
Accrued payroll liabilities	165,904	12,969
Liabilities of discontinued operations	—	995,874

Total current liabilties	540,149	1,021,696

Total Liabilities Not Subject to Compromise	540,149	1,021,696

Liabilities Subject to Compromise
Debt plus accrued interest	666,667	3,726,052
Priority claims	35,175	35,175
Accounts payable and other unsecured creditors	448,453	512,196
Deferred revenue	—	128,434
Rent deposit	—	144,873
Other liabilities	54,936	177,922

Total Liabilities Subject to Compromise	1,205,231	4,724,652

Total Liabilities	1,745,380	5,746,348

Commitments, and contingencies	—	—
Stockholders’ equity (deficit)
Preferred stock, no par value, 1,000,000 shares authorized - none outstanding	—	—
Common stock, no par value, 100,000,000 shares authorized; 2011- 12,660,504 2010 - 9,906,338 issued and outstanding	—	—
Additional paid-in-capital	26,229,815	26,119,191
Restricted stock	—	—
Other comprehensive income	—	652,927
Accumulated deficit	(26,598,965)	(26,371,077)

Total stockholders’ equity (deficit)	(369,150)	401,041

Total Liabilities and Stockholders’ Equity (Deficit)	$1,376,230	$6,147,389

See accompanying summary of accounting policy and notes to financial statements

Commonwealth Biotechnologies, Inc.

Consolidated Statement of Operations

	Years Ended December 31,
	2011	2010
Revenues	$—	$—

Total revenues	—	—

Operating costs and expenses
General and administrative	982,096	1,026,437

Total Operating Costs and Expenses	982,096	1,026,437

Operating loss	(982,096)	(1,026,437)

Other income (expense)
Gain on sale of land and building	148,773	—
Recognition of other comprehensive income on deconsolidation of subsidiary	764,239	—
Rental income	596,454	610,281
Loss on deconsolidation of subsidiary	(575,026)	—
Interest expense	(217,580)	(233,148)
Other income	434	4,687

Total other income (expense)	717,294	381,820

Loss from continuing operations	(264,802)	(644,617)

Income (loss) from operating discontinued operations	36,914	(359,653)

Total income (loss) from disconintued operations	36,914	(359,653)

Net loss	$(227,888)	$(1,004,270)

Basic and diluted loss per common share from continued operations	$(0.02)	$(0.06)

Basic and diluted loss per common share from discontinued operations	$—	$(0.04)

Basic and diluted loss per common share after discontinued operations	$(0.02)	$(0.10)

See accompanying summary of significant accounting policies and notes to financial statements.

Commonwealth Biotechnologies, Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

	Number of Common Shares Outstanding	Additional Paid -in Capital	Restricted Stock	Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance January 1, 2010	8,791,712	$25,555,878	$—	$520,191	$(25,366,807)	$709,262
Isuance of common stock	1,114,626	557,313	—	—	—	557,313
Stock option expense	—	6,000	—	—	—	6,000
Net loss	—	—	—	—	(1,004,270)	(1,004,270)
Foreign currency gain	—	—	—	132,736	—	132,736
Total comprehensive loss	—	—	—	—	—	(871,534)

Balance December 31, 2010	9,906,338	$26,119,191	$—	$652,927	$(26,371,077)	$401,041
Isuance of common stock	2,754,166	102,624	—	—	—	102,624
Stock option expense	—	8,000	—	—	—	8,000
Net loss	—	—	—	—	(227,888)	(227,888)
Foreign currency gain	—	—	—	111,312	—	111,312
Recognition of other comprehensive income on deconsolidation of subsidiary	—	—	—	(764,239)	—	(764,239)
Total comprehensive loss	—	—	—	—	—	(880,815)

Balance December 31, 2011	12,660,504	$26,229,815	$—	$—	$(26,598,965)	$(369,150)

See accompanying summary of accounting policies and notes to financial statements.

Commonwealth Biotechnologies, Inc.

Consolidated Statements of Cash Flows

	Year Ended
	December 31, 2011	December 31, 2010
Cash flows from operating activities:
Net loss	$(227,888)	$(1,004,270)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Intercompany loans	19,398	70,546
Net gain on the sale of subsidiary	(189,214)	—
(Income) loss from discontinued operations	(36,914)	359,653
Gain on sale of property, plant and equipment	(148,773)	—
Depreciation and amortization	162,335	175,464
Stock-based compensation	8000	6,000
Expenses satisfied with the issuance of stock	35,000	—
Changes in:
Accounts receivable	—	169,753
Prepaid expenses and other assets	(26,097)	(1,200)
Accounts payable and other current liabilities	471,687	50,247

Net cash provided by (used in) operating activities	67,533	(173,807)

Cash flows from investing activities:
Proceeds from the sale of subsidiary	106,000	—
Proceeds from the sale of propety, plant and equipment	1,368,837	—

Net cash provided by investing activities	1,474,837	—

Cash flows from financing activities:
Issuance of common stock	—	1,000
Principal payments on long term debt	(296,410)	(481,941)
Principal payments on loan from corporate officer	(23,904)	—
Change in restricted cash	—	200,000

Net cash used in financing activities	(320,314)	(280,941)

Net increase (decrease) in cash and cash equivalents	1,222,056	(454,748)
Cash and cash equivalents, beginning of year	99,912	554,660

Cash and cash equivalents, end of year	$1,321,968	$99,912

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$287,000	$139,000
Non-cash investing and financing activities
Expenses satisfied with the issuance of stock	$43,000	$—
Prepaid expenses satisfied with note payable	$24,000	$—
Reduction of convertible debt through issuance of common stock	$—	$462,000
Non-cash proceeds from the sale of property, plant and equipment	$2,393,000	$—
Non-cash principal payments on long term debt	$2,693,000	$—
Accounts payable and other current liabilities satisfied with the issuance of stock	$68,000	$94,000

See accompanying summary of accounting policies and notes to financial statements

Summary of Significant

Accounting Policies

The Company was formed on September 30, 1992, for the purpose of providing specialized analytical laboratory services for the life scientist. During 2007, the Company acquired Mimotopes which has developed a number of proprietary and patented technologies and is an industry leader in the synthesis of research grade peptides.

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a net sales price of $850,000. The sale closed on April 29, 2011. Now that the sale of Mimotopes is complete, the Company has no operating units or subsidiaries.

In December 2011, the Bankruptcy court approved the sale (the “Building Sale”) at auction of land, office and laboratory space location at 601 Biotech Drive, Chesterfield County , Virginia 23235. The sale closed on December 29, 2011 for a gross sales price of $3,800,000. After the payoff of the related mortgage and payment of other selling related costs, net proceeds to the Company were approximately $1,369,000. The Company plans to use the net proceeds from this sale to payoff a significant portion of unsecured creditors and to fund operations.

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

Revenue Recognition

The Company recognized revenue upon the completion of laboratory service projects, or upon the delivery of biologically relevant materials that had been synthesized in accordance with project terms. Laboratory service projects were generally administered under fee-for-service contracts or purchase orders. Any revenues from research and development arrangements, including corporate contracts and research grants, were recognized pursuant to the terms of the related agreements as work was performed, or as scientific milestones, if any, were achieved. Product sales were recognized when shipped. Amounts received in advance of the performance of services or acceptance of a milestone, were recorded as deferred revenue and recognized when completed.

Rental income was recognized when earned in accordance with the terms of the lease agreement.

Foreign Currency Translation

The Company’s consolidated financial statements are reported in U.S. dollars. Assets and liabilities of foreign subsidiaries are translated using rates of exchange as of the balance sheet dates, and related revenues and expenses are translated at average rates of exchange in effect during the periods. Cumulative translation adjustments have been recorded as a separate component within accumulated other comprehensive income (loss) of stockholders’ equity (deficit). Realized gains and losses from foreign currency translations are included in other income (expense).

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

Restricted Cash

Restricted cash in Mimotopes represents the amount that is held by a third party in escrow as required under the terms of the Company’s land lease agreement. The total amount held in escrow as of December 31, 2010 was $111,178 and is included in assets of discontinued operations on the balance sheet. Interest income earned on restricted cash is recorded in other interest income.

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

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed principally by the straight-line method over their estimated useful lives providing depreciation and amortization for financial reporting purposes. The cost of repairs and maintenance is expensed as incurred. The estimated useful lives of the assets are as follows:

Years
Buildings	39.5
Laboratory and computer equipment	3 –10
Furniture, fixtures and office equipment	7

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

FASB Accounting Standards Codification 740, Accounting for Uncertainty in Income Taxes, prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. The Company’s Management has evaluated the impact of this guidance to its consolidated financial statements. Management is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax positions as of December 31, 2011 and 2010. The Company’s tax returns are subject to examination by the taxing authorities, generally for a period of three years from the date they are filed. With few exceptions, the Company is no longer subject to income tax examinations by federal, state or local tax authorities for years before 2008. The Company’s policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

Income (Loss) Per Common Share

Basic income (loss) per share has been computed on the basis of the weighted-average number of common shares outstanding. Common shares which can be issued upon exercise of stock options and warrants have not been included in the computation because their inclusion would have been anti-dilutive. Weighted average shares outstanding for basic and diluted loss per common share were 12,108,141 and 9,864,040 for the twelve months ended December 31, 2011 and 2010, respectively (see Note 13).

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

New Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (FASB) published Accounting Standards Update (ASU) 2011-08, “Intangibles – Goodwill and Other (Topic 350), Testing Goodwill for Impairment” (ASU 2011-08), which simplifies how entities test goodwill for impairment. The amendments in ASU 2011-08 permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of ASU 2011-08 did not have an impact on the Company’s financial statements.

In June 2011, the FASB published ASU 2011-05, “Comprehensive Income (Topic 220), Presentation of Comprehensive Income” (ASU 2011-05), which has the objective of improving the comparability, consistency, and transparency of financial reporting and increasing the prominence of items reported in other comprehensive income. As part of ASU 2011-05, the FASB decided to eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, among other amendments in this ASU. The amendments require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments in this ASU are to be effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and the amendments are to be applied retrospectively. In December 2011, with the issuance of ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standard Update No. 2011-05,” the FASB announced that it has deferred certain aspects of ASU 2011-05. The adoption of the accounting and disclosure requirements of this ASU is not expected to have a significant impact on the Company’s financial statements

In May 2011, the FASB published ASU 2011-04, “Fair Value Measurement (Topic 820) – Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” whereby the FASB and the International Accounting Standards Board (IASB) aligned their definitions of fair value such that their fair value measurement and disclosure requirements are the same (except for minor differences in wording and style). The Boards concluded that the amendments in this ASU will improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments in this ASU are effective during interim and annual periods beginning after December 15, 2011, and are to be applied prospectively. The adoption of the accounting and disclosure requirements of this ASU will not have a significant impact on the Company’s financial statements.

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

Net losses were $227,888 and $1,004,270 for the years ended December 31, 2011 and 2010, respectively. As of result of the Building Sale and the Sale of Mimotopes during 2011, the Company has no sources of revenue. Consequently, there can be no assurance by management that the Company’s financial outlook will improve or that an M&A partner will be obtained in a timely manner.

The Company generated positive cash flows of $1,222,056 in 2011, compared to a decrease in cash of $454,748 in 2010. Net working capital as of December 31, 2011 and December 31, 2010 was $864,682 and $1,350,549, respectively.

The Company had $1,321,968 and $99,912 in cash and cash equivalents at December 31, 2011 and 2010, respectively. This increase was primarily the result of the net proceeds received on the sale of Mimotopes and the Building Sale during 2011.

Cash provided by (used in) operating activities was $67,533 and $(173,807) in 2011 and 2010, respectively. This change was primarily the result of the sale of Mimotopes in the second quarter of 2011 and the Building Sale on December 29, 2011. As a result of these sales, the Company has no operating subsidiaries or an ongoing source of revenue. These decreases in operating cash flows were partially offset by the increase in accrued expenses relating primarily to accrued legal fees resulting from the Company’s bankruptcy filing in January 2011.

Cash provided by investing activities was $1,474,837 and $0 in 2011 and 2010, respectively. The primary investing activities in 2011 were proceeds from the Building Sale and the sale of Mimotopes.

Cash used by financing activities for 2011 and 2010 was $320,314 and $280,941, respectively. This change is primarily payments on the mortgage prior to the Building Sale.

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a net sales price of $850,000. The sale closed on April 29, 2011. Now that the sale of Mimotopes is complete, the Company has no operating units or subsidiaries.

In December 2011, the Bankruptcy court approved the sale (the “Building Sale”) at auction of land, office and laboratory space location at 601 Biotech Drive, Chesterfield County, Virginia 23235. The sale closed on December 29, 2011 for a gross sales price of $3,800,000. After the payoff of the related mortgage and payment of other selling related costs, net proceeds to the Company were approximately $1,369,000. The Company plans to use the net proceeds from this sale to payoff a significant portion of unsecured creditors and to fund operations.

In addition, the Company is actively seeking to execute an M&A transaction with a private Company seeking access to the public financial markets.

Mimotopes is shown in the Consolidated Statement of Operations as discontinued operations.

A continued lack of adequate cash resulting from the Company’s inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations.

There can be no assurance that any funds required during the next twelve months or thereafter can be generated. Nor can there be any assurance that funds will be available from external sources, such as debt or equity financing or other potential sources, if they cannot be generated internally. Lastly, there can be no assurance that the Company will be able to secure a suitable M&A partner.

During the last year, the Company’s business has undergone substantial changes in relation to size, scale and scope of activities. The Company currently has no operating units or subsidiaries.

As of result of the Building Sale and Sale of Mimotopes during 2011, the Company has no sources of revenue and must fund administrative expenses from cash on hand.

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

The Company’s independent auditors have included a paragraph emphasizing “going concern” in their report on the 2011 financial statements. The financial statements included herein do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

2.	Chapter 11 Information

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a net sales price of $850,000. The sale closed on April 29, 2011. Net proceeds received by the Company were as follows:

Proceeds escrowed at closing	$850,000
Payoff PIPE Investor Notes	(700,000)
Legal costs	(20,000)
Break fee to losing bidder	(24,000)

Net proceeds	$106,000

In December 2011, the Bankruptcy court approved the sale (the “Building Sale”) at auction of land, office and laboratory space located at 601 Biotech Drive in Chesterfield County, Virginia. The sale closed on December 29, 2011 for a gross sales price of $3,800,000. After the payoff of the related mortgage and payment of other selling related costs, net proceeds to the Company were approximately $1,369,000. The Company plans to use the net proceeds from this sale to payoff a significant portion of unsecured creditors and to fund operations.

The following Debtor-in-Possession Balance Sheet excludes the accounts of Mimotopes which were included in the Consolidated Financial Statements as discontinued operations at December 31, 2010. Mimotopes was sold during the second quarter of 2011. The assets and liabilities of Mimotopes were not included in the Bankruptcy filing.

Commonwealth Biotechnologies, Inc.

Debtor-n-Possession Balance Sheet

As of December 31, 2011

ASSETS
Current Assets
Cash and cash equivalents	$1,321,968
Investments	527
Accounts receivable, net	—
Other current assets	53,735

Total current assets	1,376,230
Property and Equipment, net	—

Total Assets	$1,376,230

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Liabilities Not Subject to Compromise
Current Liabilities
Accounts payable	$374,245
Accrued payroll liabilities	165,904

Total current liabilities	540,149

Total Liabilities Not Subject to Compromise	540,149

Liabilities Subject to Compromise
Debt plus accrued interest	666,667
Priority claims	35,175
Accounts payable and other unsecured creditors	448,453
Other liabilities	54,936
Total Liabilities Subject to Compromise	1,205,231

Total Liabilities	1,745,380

Commitments, and contingencies	—
Stockholders’ equity (deficit)
Prepetition stockholders’ equity	4,682,078
Postpetition issuance of restricted stock and options	75,625
Postpetition accumulated deficit	(5,126,853)

Total stockholders’ equity (deficit)	(369,150)

Total Liabilities and Stockholders’ Equity (Deficit)	$1,376,230

The following Debtor-in-Possession Statement of Operations excludes the accounts of Mimotopes which are included in the Consolidated Statement of Operations as a discontinued operation:

Commonwealth Biotechnologies, Inc.

Debtor-in-Possession Statement of Operations

January 20, 2011 through December 31, 2011
Revenues
Rental income	$—

Total revenues	—

Operating costs and expenses
Chapter 11 expenses	176,021
General and administrative	670,471

Total Operating Costs and Expenses	846,492

Operating loss	(846,492)

Other expense
Interest expense	(197,970)
Loss on deconsolidation of subsidiary	(575,026)
Rental income	546,956
Gain on sale of land and building	148,773
Realized gains	764,239
Other income	434

Total other expense	687,406

Postpetition net loss	$(159,086)

3.	Property and Equipment

Property and Equipment relating to CBI consisted of the following:

	December 31,
	2011	2010
Furniture, fixtures and office and computer equipment	$53,575	$53,575
Other	9,077	9,077

	62,652	62,652
Less Accumulated Depreciation	62,652	57,220

	$—	$5,432

Depreciation expense was approximately $162,000 for the years ended December 31, 2011 and 2010, and includes depreciation on office and laboratory space that is classified as held for sale and discontinued operations at December 31, 2010 (Notes 4 and 11).

At December 31, 2010, Mimotopes had Property and Equipment, net of accumulated depreciation, of $1,649,464, which are included in assets of discontinued operations in the Consolidated Balance Sheet.

4.	Assets Held for Sale

In December 2011, the Bankruptcy court approved the sale (the “Building Sale”) at auction of land, office and laboratory space location at 601 Biotech Drive, Chesterfield County , Virginia 23235. The sale closed on December 29, 2011 for a gross sales price of $3,800,000. The net book value of these assets was $3,769,712 at December 31, 2010. The components of net book value are as follows:

	December 31,
	2011	2010
Land	$—	$403,919
Building	—	5,230,369

	—	5,634,288
Accumulated Depreciation	—	(1,864,576)

	$—	$3,769,712

5.	Debt

	December 31,
	2011	2010
Debt consists of:
Mortgage payable to BB&T due in monthly installments of approximately $35,000 with a fixed interest rate of 5.25%. The loan matures in October 2012 and is collateralized by the corporate offices and laboratory facilities located in Richmond, Virginia, as well as substantially all assets of the Company.	$—	$2,456,634
Secured convertible promissory note with LH Financial (PIPE Investors) which matured June 30, 2010 . The note is collateralized by a security interest in substantially all the assets of the Company. Interest compounds monthly at an annual rate of 12% beginning July 1, 2010. Prior to July 1, 2010 interest compounded monthly at an annual rate of 10%. Interest is payable in cash, or at the discretion of note holder, with registered shares of common stock.	—	533,038
Convertible promissory note with Fornova Pharmaworld Inc. which matured on December 31, 2009. Interest compounds monthly at a rate of 10%.	500,000	500,000

Total debt	500,000	3,489,672

Less current maturities and unamortized discounts	500,000	1,325,538

Total debt less current maturities	$—	$2,164,134

6.	Retirement Plan

CBI maintained a 401(k) Plan (the “Plan”) which covered substantially all employees. Due to the costs associated with maintaining the plan for two full-time employees, the Plan was terminated in April 2011. Under the Plan, employees could elect to defer a portion of their salary, up to the maximum allowed by law, and the Company could elect to match the contribution up to 3% of the employee’s contribution. Company contributions were $787 and $5,909 for the years ended December 31, 2011 and 2010, respectively.

7.	Other Assets

Other assets include a receivable for $50,000 relating to cash held in escrow by the Company’s bankruptcy attorneys.

8.	Comprehensive Loss

The components of comprehensive loss, net of tax, for the years ended December 31, 2011 and 2010 were as follows:

	Year Ended December 31,
	2011	2010
Net Loss	$(227,888)	$(1,004,270)
Recognition of other comprehensive loss on deconsolidation	(764,239)	—
FX Adjustments	111,312	132,736

Total Comphrehensive Loss	$(880,815)	$(871,534)

9.	Income Taxes

The difference between expected income tax benefits and income tax benefits recorded in the financial statements is explained below:

	December 31,
	2011	2010
Income taxes (benefit) computed at statutory rate	$(69,954)	$(350,681)
State income tax benefit, net	(12,262)	(35,902)
Change in valuation allowance	95,054	513,228
Other	(12,838)	(126,645)

	$—	$—

The significant components of deferred income tax assets and liabilities consist of the following:

	December 31,
	2011	2010
Deferred tax assets
Net operating loss carryforward	$8,047,470	$7,977,516
Research and development credit carryforward	52,600	52,600
Allowance for doubtful accounts	3,900	17,700
Stock based compensation	2,700	—
Other	2,200	34,100

	8,108,870	8,081,916

Deferred tax liabilities
Other	34,100	34,000

		34,000

Net deferred tax asset before valuation allowance	8,142,970	8,047,916
Less valuation allowance	8,142,970	8,047,916

Net deferred tax asset	$—	$—

Operating loss carryforwards at December 31, 2011 relating to US operations of approximately $8,000,000 which may be used to offset future taxable income and expire through 2028. The Company also has research and development credit carryforwards at December 31, 2011 of approximately $52,600 that expire through 2022. A valuation allowance has been established for deferred tax assets at December 31, 2011 and 2010 as realization is dependent upon generating future taxable income.

10.	Stock Compensation

Stock-Based Compensation Plans - Stock-based compensation expense recognized during a period is based on the value of the portion of stock-based awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized for the year ended December 31, 2011 and 2010 included compensation expense for stock-based awards granted prior to, but not yet vested as of December 31, 2011 and 2010, based on the fair value on the grant date.

Stock-based compensation expense related to employee stock options recognized under ASC 718 for the years ended December 31, 2011 and 2010 was approximately $8,000 and $6,000, respectfully, and is included in selling, general and administrative.

The total intrinsic value of stock awards (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) exercised during the years ended December 31, 2011 and 2010 was $0. During the years ended December 31, 2011 and 2010, the Company did not receive cash from the exercise of stock awards.

The following table sets forth fair value per share information, including related weighted-average assumptions, used to determine compensation cost for stock options consistent with the requirements of ASC 718.

	2011	Weighted Average Exercise Price	2010	Weighted Average Exercise Price
Options and warrants outstanding, beginning of year	433,012	$4.48	757,089	$4.43
Granted	400,000	0.02	10,000	0.50
Exercised	—	—	—	—
Expired	(187,569)	6.38	(334,077)	9.90

Options and warrants outstanding, end of year	645,443	$1.16	433,012	$4.48

Options and warrants exercisable, end of year	645,443	$1.16	433,012	$4.48

Weighted -average fair value per option and warrants granted during the year		$0.02		$0.48

The assumption used to determine the fair value per option are as follows:

	2011	2008
Assumptions:
Expected volatility	205.89%	142.50%
Expected annual dividend yield	0.00%	0.00%
Risk free rate of return	1.91%	3.30%
Expected option term (years)	10	10

The following table summarizes information about stock options and warrants outstanding at December 31, 2011:

As of December 31, 2011
Exercise Price Per Share	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
$0.36 - 2.00	452,058	9	0.11	452,058	0.11
$2.01 - 5.49	155,885	5	3.06	155,885	3.06
$5.50 - 7.00	37,500	4	5.92	37,500	5.92

$0.90 - 12.50	645,443		1.16	645,443	1.16

11.	Discontinued Operations

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a gross sales price of $850,000. The sale closed on April 29, 2011. Mimotopes is shown as a discontinued operation in the Consolidated Financial Statements. During the second quarter of 2011, Mimotopes was deconsolidated resulting in a net gain of approximately $189,000 (see Note 16).

The components of assets and liabilities of discontinued operations (Mimotopes) are as follows:

	December 31,
	2011	2010
Assets
Cash	$—	$91,825
Accounts receivable (1)	—	414,211
Other assets	—	1,163
Restricted cash	—	111,178

	—	618,377

Building	—	1,932,699
Furniture and Fixtures	—	266,614
Office equipment	—	189,605
Lab equipment	—	949,981
Other	—	17,339

	—	3,356,238
Accumulated depreciation	—	(1,706,544)

	—	1,649,694

Total assets of discontinued operations	$—	$2,268,071

Liabilities
Accounts payable	$—	$443,283
Accrued payroll liabilities	—	281,534
Other liabilities	—	271,057

Total liabilities of discontinued operations	$—	$995,874

(1)	Related Party Transaction: Accounts receivable includes a related party receivable of approximately $41,000 that is due from a Board Member of Mimotopes.

The components of the income (loss) from the discontinued operations:

	Year Ended December 31,
	2011	2010
Revenues	$895,651	$2,785,483
Cost of services	593,009	2,029,390

Gross profit	302,642	756,093
Sales, general and administrative	393,303	1,481,213

Operating loss	(90,661)	(725,120)
Other Income	127,575	365,467

Income (loss) from operating discontinued operations	$36,914	$(359,653)

12.	Short Term Notes with Conversion Features

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

The fair value of the Class A warrants is $1.79 per share. The fair value of the Class A warrants is calculated using the Black-Scholes method. Assumptions for Class A warrants include the stock asset price at $2.55 and a stock option price of $2.85 with a maturity date of 5 years and effective interest rate of 3.40%. The Company also issued Class B warrants to purchase 243,750 shares of common stock at an exercise price of $5.00 per share. The fair value of the Class B warrants is $0.36 per share. The fair value of the Class B warrants is calculated using the Black- Scholes method. The debt carries a beneficial conversion feature, which along with the relative fair value of the warrants, resulted in a debt discount of $1,950,000 which was recorded against the convertible debt and offset in additional paid in capital. This discount was amortized as interest expense over the life of the debt. The Company registered the required minimum number of shares based upon the agreement on April 30, 2008 and will register the remaining shares by as soon as possible as required under the agreement

Modification, Waiver and Acknowledgement Agreement

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

The Class A Warrants expire on May 31, 2013. The Class B Warrants expired on December 31, 2009.

On June 22, 2009, the registrant completed the issuance of an aggregate principal amount of $369,950 of subordinated notes (the “Notes”) convertible into shares of the registrant’s common stock, without par value per share (“Common Stock”), to 6 institutional investors (the “ PIPE Investors”). The Notes matured on December 31, 2009, and carried an interest rate of 8% per annum. Prior to maturity, a holder of a Note may convert such Note into shares of the registrant’s Common Stock at a conversion price of $0.50 per share. The purchase price for the Notes was paid by the partial surrender of certain outstanding promissory notes and deemed payment of interest in connection therewith. According to the registrant’s transfer agent, on June 22, 2009, the registrant had issued and outstanding 7,416,896 shares of common stock. The amount of common stock underlying the Notes represents less than 9.99% of the registrant’s issued and outstanding common stock on June 22, 2009. All shares were exercised and no additional interest will be accrued for the rest of the year.

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

This note matured on September 30, 2010 and was considered in default on July 1, 2010. Under the terms of the notes, the interest rate increased from 10% to 12% on July 1, 2010.

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

No notices of conversion were received during the year ended December 31, 2011.

Sale of Mimotoptes

On April 26, 2011, a portion of the proceeds from the sale of Mimotopes was used to pay off the PIPE investors. This pay off was comprised of the following:

Principal	$533,000
Accrued Interest	163,000
Legal Costs	20,000

$716,000

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

As of December 31, 2011, this note has matured. (See Note 18)

13.	Earnings per Share

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

	Year Ended December 31,
	2011	2010
Basic and diluted loss per share:
Loss from operations	$(264,802)	$(644,617)
Income (Loss) from discontinued operations	36,914	(359,653)

Net loss	$(227,888)	$(1,004,270)

Basic and diluted loss per common share from continued operations	$(0.02)	$(0.06)

Basic and diluted loss per common share from discontinued operations	$—	$(0.04)

Basic and diluted loss per common share after discontinued operations	$(0.02)	$(0.10)

Weighted average share outstanding	12,108,141	9,864,040

14.	Delisting and Reinstatement from NASDAQ

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

Effective January 25, 2010, the Company’s stock was delisted from the NASDAQ Capital Market. The Company’s common stock currently trades on the Pink Sheets under the symbol CBTEQ.PK.

15.	Issuance of Restricted Stock

In January 2011, bonuses, in the form of restricted stock, were issued to three current employees and a consultant. Total shares issued were 500,000. The market value of these shares was approximately $35,000. These transactions were approved by the Company’s Board of Directors.

In December 2010, the Board of Directors approved a resolution allowing directors and officers of the Company to receive restricted stock in lieu of cash compensation and board fees. In March 2011, 1,687,500 restricted shares were issued to the Company’s CEO under this arrangement. The market value of these shares was $50,625. The issuance of these shares resulted in a $50,625 reduction in accrued payroll liabilities that were included in the consolidated balance sheet at December 31, 2010. In April 2011, 566,000 restricted shares were issued to two board members under this arrangement. The issuance of these shares resulted in a $17,000 reduction in accrued board fees that were included in the consolidated balance sheet at December 31, 2010 as a component of other liabilities.

16.	Sale of Mimotopes

On January 20, 2011, the Registrant filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. On April 7, 2011, the Bankruptcy Court approved the private sale of Mimotopes for a net sales price of $850,000. The sale closed on April 29, 2011. Net proceeds received by the Company were as follows:

Proceeds escrowed at closing	$850,000
Payoff PIPE Investor Notes	(700,000)
Legal costs	(20,000)
Break fee to losing bidder	(24,000)

Net proceeds	$106,000

This transaction resulted in a net gain of approximately $189,000. This gain is summarized as follows:

Loss on deconsolidation	$(575,026)
Recognition of other comprehensive income relating to Mimotopes foreign currency transactions	764,239

$189,213

In addition, the Company recorded a reduction to retained earnings of approximately $5,005,000. This represents the retained deficit balance of Mimotopes at December 31, 2010.

A current director of the Company is also a current director of Mimotopes. For financial reporting purposes, Mimotopes is no longer considered a related party.

17.	Building Sale

In December 2011, the Bankruptcy court approved the sale (the “Building Sale”) at auction of land, office and laboratory space located at 601 Biotech Drive in Chesterfield County, Virginia. The sale closed on December 29, 2011 for a gross sales price of $3,800,000. After the payoff of the related mortgage and payment of other selling related costs, net proceeds to the Company were approximately $1,369,000. In addition, the Company recorded a net gain on the sale of approximately $145,000.

18.	Commitments and Contingencies

On February 10, 2012, the Company filed a claim against Fornova in Bankruptcy Court. The Company is disputing Fornova’s claim that it is owed $500,000 plus accrued interest relating to a convertible note that was originated in 2007. The Company is seeking to have the claim disallowed in its entirety or, in the alternative, reclassified as an equity investment. As of the date of this filing, the outcome of this claim cannot be estimated. Principal and accrued interest on this note are shown in the consolidated balance sheet at December 31, 2011 as debt plus accrued interest.

19.	Related Party Transactions

On March 9, 2011, one of the Company’s founders and current Chief Executive Officer (the “CEO”) loaned the Company $23,904 to purchase D&O insurance. This transaction was approved by the Bankruptcy Court. The loan had an interest rate of 5%. Monthly payments of principal and interest began on April 9, 2011. This loan was paid off in the fourth quarter of 2011.

Due to the financial condition of the Company, a portion of the CEO’s salary has been accrued and not paid at the election of the CEO. These accruals began in December 2010 and have been approved by the Bankruptcy Court. Salary earned but not paid was approximately $230,000 at December 31, 2011.

20.	Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure and determined that there were none, other than those described in Note 18, which required accrual or disclosure.

Corporate Information

Commonwealth Biotechnologies, Inc.

718 Grove Road

Midolothian, VA 23114

Phone: (804) 464-1601

Fax: (804)464-1604

Web site: www.cbi-biotech.com

General Counsel

Kaufman and Canoles, PC

1051 E. Cary St

3 James Center

Richmond, VA 23219

Bankruptcy Counsel

Tavenner & Beran, PLC

20 North 8th Street

Second Floor

Richmond, VA 23219

Transfer Agent and Registrar

Computershare Trust Co.

350 Indiana St.

Golden, CO 80401

Independent Auditors

Witt Mares, PLC

3951 Westerre Parkway

Suite 200

Richmond, VA 23233

Executive Officers

Richard J. Freer, Ph.D.

CEO

Directors of the Company

Richard J. Freer, Ph.D.

CEO

Paul D’Sylva, Ph.D.

Director

William Guo

VenturePharm Lab

Samuel P. Sears, Jr., Esq.

Attorney at Law

James Causey.

VP, Dominion Media

Dominion Enterprises

Eric V. Tao

Chief Investment Officer and Director

AGI Capital Group, Inc.

Maria Song, MD, Ph.D.

VP, Venturepharm

Commonwealth Biotechnologies, Inc.

PO Box 35042

Richmond, VA 23235

phone: 804-464-1601

fax: 804-464-1604

www.cbi-biotech.com